As filed with the Securities and Exchange Commission on April 12, 2004

Registration No. 333-111566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

KFORCE INC.

(Exact name of registrant as specified in its charter)

Florida	7363	59-3264661
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1001 East Palm Avenue

Tampa, Florida 33605

(813) 552-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David L. Dunkel

Chairman and Chief Executive Officer

Kforce Inc.

1001 East Palm Avenue

Tampa, Florida 33605

(813) 552-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copy to:

Robert J. Grammig, Esq.	Lawrence Calof, Esq.
Marni Morgan Poe, Esq.	Gibson, Dunn & Crutcher LLP
Holland & Knight LLP	1881 Page Mill Road
100 North Tampa Street, Suite 4100	Palo Alto, California 94304
Tampa, Florida 33602	Phone: (650) 849-5331
Phone: (813) 227-6502	Fax: (650) 849-5333
Fax: (813) 229-0134

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective time of the proposed merger described in the proxy statement/prospectus, which shall occur as soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all conditions to the closing of such merger.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

Subject to Completion, dated April 12, 2004

PROXY STATEMENT/PROSPECTUS

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

The boards of directors of Kforce Inc. and Hall, Kinion & Associates, Inc. have approved the acquisition of Hall Kinion by Kforce in a merger. In order to complete the merger, we must obtain the approval of Hall Kinion stockholders. The approval of Kforce shareholders is not required. If the merger is completed, a wholly-owned subsidiary of Kforce will merge with and into Hall Kinion and Hall Kinion will become a wholly-owned subsidiary of Kforce. In the merger, Hall Kinion stockholders will receive, in exchange for shares of Hall Kinion common stock, an aggregate amount of fully paid and nonassessable shares of Kforce common stock based upon the exchange ratio. The exchange ratio is dependent on the Kforce stock market value. The Kforce stock market value is the average of the per share closing prices of Kforce common stock on the Nasdaq National Market over the 15 consecutive trading days ending on and including the third trading day prior to the date of the merger. If the Kforce stock market value is equal to or greater than $7.09, but less than $9.60, then the exchange ratio will equal .45, which will result in Hall Kinion stockholders receiving between $40.4 million and $55.1 million in Kforce common stock. If the Kforce stock market value is less than $7.09, then the exchange ratio will be $3.19 divided by the Kforce stock market value, which will result in Hall Kinion stockholders receiving approximately $40.4 million in Kforce common stock. If the Kforce stock market value is equal to or greater than $9.60, but less than or equal to $10.60, then the exchange ratio will be $4.32 divided by the Kforce stock market value, which will result in Hall Kinion stockholders receiving approximately $55.2 million in Kforce common stock. If the Kforce stock market value exceeds $10.60, the exchange ratio will be calculated by dividing $4.32 by $10.60, resulting in a fixed exchange ratio of .4075 for all Kforce stock market values greater than $10.60. Assuming the Kforce stock market value were equal to $9.17, which was the average of the per share closing prices of Kforce common stock on the Nasdaq National Market over the 15 consecutive trading days ending on and including the third trading day prior to April 5, 2004, the exchange ratio would equal .45, which would result in Hall Kinion stockholders receiving approximately $52.6 million in Kforce common stock. We hope to complete the merger within one business day following the Hall Kinion stockholder meeting, or as soon as reasonably possible thereafter. However, there may be some delay between the vote to approve the merger and when the merger is actually completed, during which time the price of Kforce common stock could decline. As a result, Hall Kinion stockholders will not know with certainty at the time they vote the value of the shares of Kforce common stock they will receive in the merger. Based on a Kforce stock market value of $9.17 and based on those assets and liabilities of Hall Kinion at December 28, 2003 and the pro forma adjustments on page F-3, the value of the identifiable assets, goodwill and liabilities of Hall Kinion to be acquired or assumed in the merger by Kforce would be $31.0 million, $56.3 million and $34.7 million, respectively. Kforce common stock is traded on the Nasdaq National Market under the symbol “KFRC.”

Subject to the limitations and qualifications summarized in “The Merger—Material United States Federal Income Tax Consequences” section of this document beginning on page 62, the merger will be tax-free to Hall Kinion stockholders, except to the extent of any cash received by Hall Kinion stockholders in the merger.

Hall Kinion has scheduled a special meeting of its stockholders on May 20, 2004 at 11:00 a.m. local time to vote on the merger proposal at the law offices of Gibson, Dunn & Crutcher LLP located at One Montgomery Street, Suite 3100, San Francisco, California 94104. Regardless of the number of shares that you own or whether you plan to attend a meeting, it is important that your shares be represented and voted. Voting instructions are inside.

The Hall Kinion board of directors has unanimously approved the merger agreement and determined that the merger agreement and the merger are advisable and in the best interests of Hall Kinion and its stockholders. Accordingly, the Hall Kinion board of directors recommends that Hall Kinion stockholders vote to adopt the merger agreement.

This document provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully.

See “ Risk Factors” beginning on page 20 of this document for a discussion of various risks you should consider in evaluating the merger.

We believe that this merger will benefit our stockholders and we ask for your support in voting for the merger proposal at our special meeting.

Brenda C. Rhodes

Chairman and Chief Executive Officer

Hall, Kinion & Associates, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated April     , 2004, and is first being mailed to Hall Kinion stockholders on or about April     , 2004.

HALL, KINION & ASSOCIATES, INC.

75 ROWLAND WAY, SUITE 200

NOVATO, CALIFORNIA 94945

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 20, 2004

To Hall, Kinion & Associates, Inc. Stockholders:

You are cordially invited to attend a special meeting of stockholders of Hall, Kinion & Associates, Inc. for the following purposes:

•	To consider and vote on a proposal to adopt the Amended and Restated Agreement and Plan of Merger, dated as of April 5, 2004, among Hall Kinion, Kforce Inc., and Novato Acquisition Corporation, a wholly-owned subsidiary of Kforce. A copy of the merger agreement is attached as Annex A to the proxy statement/prospectus accompanying this notice. Approval and adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement; and

•	To transact other business as may properly be presented at the meeting or any postponements or adjournments of the meeting.

The date, time and place of the meeting are as follows:

May 20, 2004

11:00 a.m., local time

Law Offices of Gibson, Dunn & Crutcher LLP

One Montgomery Street

Suite 3100

San Francisco, California 94104

Only stockholders of record at the close of business on April 6, 2004 are entitled to notice of and to vote at the meeting and any postponements or adjournments of the meeting. Hall Kinion will keep at its offices in Novato, California a list of stockholders entitled to vote at the meeting available for inspection for any purpose relevant to the meeting during normal business hours for the ten days before the meeting. As of April 6, 2004, there were 12,590,733 shares of Hall Kinion common stock outstanding. Each share of Hall Kinion common stock is entitled to one vote on each matter properly brought before the meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SUBMIT YOUR PROXY IN ANY ONE OF THE FOLLOWING WAYS:

•	USE THE TOLL-FREE TELEPHONE NUMBER SHOWN ON THE PROXY CARD;

•	USE THE INTERNET WEBSITE SHOWN ON THE PROXY CARD; OR

•	COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE-PAID ENVELOPE. IT REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus. If you attend the special meeting of stockholders, you may vote your shares in person even if you have previously submitted a proxy.

The board of directors of Hall Kinion unanimously recommends that you vote to approve the merger proposal which is described in the accompanying proxy statement/prospectus.

By Order of the Board of Directors,

Martin A. Kropelnicki Secretary

Novato, California

April     , 2004

i

ii

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Kforce and Hall Kinion that is not included in or delivered with this document. See “Where You Can Find More Information” beginning on page 90.

You can obtain any of the documents incorporated by reference into this document from Kforce or Hall Kinion, respectively, or from the SEC’s website at http://www.sec.gov. Documents incorporated by reference are available from Kforce or Hall Kinion, respectively, without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from the applicable company as follows:

Kforce Inc. 1001 East Palm Avenue Tampa, Florida 33605 Attention: Investor Relations Telephone: (813) 552-5000	Hall, Kinion & Associates, Inc. 75 Rowland Way, Suite 200 Novato, California 94945 Attention: Investor Relations Telephone: (415) 895-2200

If you would like to request documents incorporated by reference, please do so by May 10, 2004, to receive them before Hall Kinion’s special meeting. Please be sure to include your complete name and address in your request. If you request any documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

This proxy statement/prospectus is accompanied by a copy of Hall Kinion’s Annual Report on Form 10-K/A for the fiscal year ended December 28, 2003, as filed with the SEC. The enclosed 10-K/A of Hall Kinion includes important business and financial information about Hall Kinion that is not included in this document. See “Where You Can Find More Information” beginning on page 80.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why are Kforce and Hall Kinion proposing the merger?

A:	Kforce and Hall Kinion believe that the merger of Hall Kinion with Kforce will allow the combined company to leverage complementary strengths in technology and finance and accounting staffing services. Bringing together two strong organizations will benefit current and prospective candidates and client customers and employees. We believe this combination should improve Kforce’s liquidity and trading fundamentals and create a stronger public company with better capital market access. During the past three years, Hall Kinion has experienced a substantial reduction in revenues, primarily as a result of the downturn in the high technology business sector, which had been the historical focus of Hall Kinion’s business. As a result, Hall Kinion has taken actions to reduce costs in order to match revenues and expenses. During recent years, the costs of being a public company have significantly increased. We believe the potential elimination of significant duplicate public company and executive, general and administrative costs will provide greater earnings and cash flow potential for the combined company, and ultimately greater value to each company’s stockholders. As a result of these and other factors, the Hall Kinion board of directors concluded that it was in the best interests of Hall Kinion stockholders for Hall Kinion to seek a merger with a larger company that could finance growth from the combination of the companies and achieve synergies from the integration of the companies’ executive, general and other administrative functions.

Q:	What do I need to do now?

A:	After you carefully read this document, mail your signed proxy card in the enclosed return envelope, or submit your proxy by telephone or on the Internet, as soon as possible, so that your shares may be represented at your meeting. In order to ensure that your vote is recorded, please vote your proxy as instructed on your proxy card even if you currently plan to attend your company’s special meeting in person.

Q:	Why is my vote important?

A:	If you do not return your proxy card or submit your proxy by telephone or through the Internet or vote in person at the Hall Kinion special meeting, it will be more difficult for Hall Kinion to obtain the necessary quorum to hold its special meeting. A failure to vote, or an abstention from voting, will have the same effect as a vote against the adoption of the merger agreement.

Q:	What vote of Hall Kinion stockholders and what vote of Kforce shareholders is required in connection with the merger?

A:	Adoption of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of Hall Kinion common stock. No vote of Kforce shareholders is required (or will be sought) in connection with the merger.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote them on the adoption of the merger agreement. You should therefore be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or Internet submission of proxies.

Q:	What if I fail to instruct my broker?

A:	If you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting broker “non-vote” will be counted toward a quorum at the special meeting but will not count as a vote cast at the special meeting. Broker “non-votes” will have the same effect as negative votes.

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. You can change your vote at any time before your proxy is voted at the Hall Kinion special meeting. You can do this in any of the following ways:

•	timely delivery of a valid, later-dated proxy by mail;

•	timely delivery of a valid, later dated proxy by telephone by calling 1-888-426-7035;

•	timely delivery of a valid, later dated proxy via the Internet at http://www.proxyvoting.com/haki;

•	written notice to Hall Kinion’s secretary before the special meeting that you have revoked your proxy; or

•	voting by ballot at the Hall Kinion special meeting.

If you have instructed a broker to vote your shares, you must follow directions from your broker to change those instructions.

Q:	When and where is the special meeting?

A:	The Hall Kinion special meeting will take place on May 20, 2004, at the law offices of Gibson, Dunn & Crutcher LLP located at One Montgomery Street, Suite 3100, San Francisco, California 94104, at 11:00 a.m. local time.

Q:	How was the exchange ratio and the relevant collar determined?

A:	The exchange ratio of .45 was negotiated between the parties and reflects the parties’ views of the approximate relative worth of Kforce and Hall Kinion based on the subjective evaluation of the management of each party, and taking into account the historical and recent performance of each party, and their respective future prospects, liquidity, stock price and positions within their various geographical markets. The 15% collar was also a negotiated point which recognizes that there is likely to be some fluctuation in the market prices in the common stock of the two companies that would not warrant adjusting the consideration to be paid.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, Kforce will send Hall Kinion stockholders written instructions for exchanging their stock certificates.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger in the second quarter of 2004. However, it is possible that factors outside of our control could require us to complete the merger at a later time or not complete it at all. We hope to complete the merger within one business day following the Hall Kinion stockholder meeting, or as soon as reasonably possible thereafter. However, there may be some delay between the vote to approve the merger and when the merger is actually completed.

Q:	Will Kforce shareholders receive any shares as a result of the merger?

A:	No. Kforce shareholders will continue to hold the Kforce shares they currently own.

Q:	Who do I call if I have questions about the special meeting or the merger?

A:	Hall Kinion stockholders may call Martin A. Kropelnicki, Vice President, Chief Financial Officer and Secretary, at (415) 895-2200.

SUMMARY

This summary highlights material information in this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this document and the other documents to which we have referred you. See “Where You Can Find More Information” beginning on page 80 for more details. We have included page references directing you to a more complete description of each item presented in this summary.

The Companies

Kforce Inc.

1001 East Palm Avenue

Tampa, Florida 33605

(813) 552-5000

Headquartered in Tampa, Florida, Kforce is a full-service specialty staffing firm providing flexible and permanent staffing solutions for hiring organizations and career management for job seekers in the specialty skill areas of:

•	Information Technology;

•	Finance and Accounting;

•	Pharmaceutical;

•	HealthCare; and

•	Scientific.

Kforce was formed in August 1994 as a result of the combination of Romac & Associates, Inc. and three of its largest franchises. Following an Initial Public Offering in 1995, Kforce grew to 31 offices in 18 major markets. On April 20, 1998, Kforce consummated a merger whereby Source Services Corporation was merged into Kforce. The acquisition was accounted for using the pooling of interests method of accounting; accordingly, all historical results were restated to reflect the merger. Kforce now operates through 62 locations in 45 markets and serves clients from Fortune 1000 as well as local and regional small to mid-size companies, with its largest ten clients representing approximately 16% of revenue in 2003.

Hall, Kinion & Associates, Inc.

75 Rowland Way, Suite 200

Novato, California 94945

(415) 895-2200

Hall, Kinion, The Talent Source® for specialized professionals, delivers world-class talent on a contract and full-time basis to high-demand sectors. Hall Kinion finds, evaluates and places industry-specific Technology and Corporate Professionals.

Founded in 1991, Hall Kinion completed its initial public offering in 1997. Hall Kinion operates two divisions, both of which provide consultants and direct-hire talent: the Technology Professional Division places highly-skilled experts in positions ranging from software engineering to CTO into technology, financial services, healthcare, government and energy sectors; and the Corporate Professional Services Division (OnStaff) places specialists at all levels into real estate, financial services and healthcare sectors. Hall Kinion®, The Talent Source® and OnStaff® are registered trademarks of Hall Kinion.

The Merger (Page 33)

In the merger, a wholly-owned subsidiary of Kforce, Novato Acquisition Corporation, will merge with and into Hall Kinion and Hall Kinion will become a wholly-owned subsidiary of Kforce. The merger agreement is attached as Annex A to this proxy statement/prospectus and we encourage you to read it carefully.

What You Will Receive in the Merger (Page 57)

In the merger, Hall Kinion stockholders will receive, in exchange for shares of Hall Kinion common stock, an aggregate amount of fully paid and nonassessable shares of Kforce common stock based upon the exchange ratio. The exchange ratio is dependent on the Kforce stock market value. The Kforce stock market value is the average of the per share closing prices of Kforce common stock on the Nasdaq National Market over the 15 consecutive trading days ending on and including the third trading day prior to the date of the merger. If the Kforce stock market value is equal to or greater than $7.09, but less than $9.60, then the exchange ratio will equal .45, which will result in Hall Kinion stockholders receiving between $40.4 million and $55.1 million in Kforce common stock. If the Kforce stock market value is less than $7.09, then the exchange ratio will be $3.19 divided by the Kforce stock market value, which will result in Hall Kinion stockholders receiving approximately $40.4 million in Kforce common stock. If the Kforce stock market value is equal to or greater than $9.60, but less than or equal to $10.60, then the exchange ratio will be $4.32 divided by the Kforce stock market value, which will result in Hall Kinion stockholders receiving approximately $55.2 million in Kforce common stock. If the Kforce stock market value exceeds $10.60, the exchange ratio will be calculated by dividing $4.32 by $10.60, resulting in a fixed exchange ratio of .4075 for all Kforce stock market values greater than $10.60. The exchange ratio and collar adjustments were determined by arms-length negotiation between Hall Kinion and Kforce after consultation by each of the parties with their respective financial and legal advisors. Assuming the Kforce stock market value is equal to $9.17, which was the average of the per share closing prices of Kforce common stock on the Nasdaq National Market over the 15 consecutive trading days ending on and including the third trading day prior to April 5, 2004, the exchange ratio would equal ,45, which would result in Hall Kinion stockholders receiving approximately $52.6 million in Kforce common stock. We hope to complete the merger within one business day following the Hall Kinion stockholder meeting, or as soon as reasonably possible thereafter. However, there may be some delay between the Hall Kinion stockholders vote to approve the merger and when the merger is actually completed, during which time the price of Kforce common stock could decline. As a result, Hall Kinion stockholders will not know with certainty at the time they vote the value of the shares of Kforce common stock they will receive in the merger. Based on a Kforce stock market value of $9.17 and based on those assets and liabilities of Hall Kinion at December 28, 2003 and the pro forma adjustments on page F-3, the value of the identifiable assets, goodwill and liabilities of Hall Kinion to be acquired or assumed in the merger by Kforce would be $31.0 million, $56.3 million and $34.7 million, respectively.

In addition, Hall Kinion stockholders will receive cash instead of any fractional shares of Kforce common stock to which they are otherwise entitled. The holders of shares of Hall Kinion common stock who would otherwise have been entitled to a fraction of a share of Kforce common stock pursuant to the merger agreement will receive cash in an amount equal to the product of the fractional interest of Kforce common stock the Hall Kinion stockholder would have been entitled to receive multiplied by the Kforce stock market value. For example, if a Hall Kinion stockholder would have been entitled to receive 0.5 shares of Kforce common stock and the Kforce stock market value were $9.17 per share, such Hall Kinion stockholder would receive $4.58 in cash in lieu of 0.5 shares of Kforce common stock. Hall Kinion and Kforce currently estimate that not more than $1,000 cash in the aggregate will likely be paid to holders of Hall Kinion common stock in lieu of fractional shares.

Each outstanding, unexercised and fully vested option to purchase Hall Kinion common stock with an exercise price less than (i) the Kforce stock market value multiplied by (ii) the exchange ratio will automatically be converted into the right to receive an aggregate amount of shares of Kforce common stock as if such option had been exercised on a “net-exercise basis” immediately prior to the closing of the merger. All other outstanding options will be automatically cancelled. The term “net-exercise basis” means that the number of Hall Kinion shares an option holder will be deemed to own will be decreased by the exercise price of such options and the taxes required to be withheld as a result of the exercise. For example, if an individual has options to purchase 75 shares of Hall Kinion stock at $1.00 per share and at the time of the merger the Kforce stock market value is $9.17 per share (resulting in an implied value of $4.13 paid per share), assuming a withholding tax rate of 29.6%, Kforce would issue the option holder 17 shares of Kforce common stock based on the following calculation: 75 Hall Kinion option shares multiplied by the exchange ratio of .45 equals 33.7 shares. The sum of the aggregate exercise price of $75 plus the withholding tax of $69.49 [($4.13-$1.00) x 75 shares x the assumed tax rate of 29.6%] equals $144.49. $144.49 divided by the Kforce stock market value of $9.17 equals 15.8 shares. The option holder would be entitled to receive 33.7 shares less 15.8 shares, or 17.9 shares. Because Kforce will be paying cash in lieu of fractional shares, the option holder will receive 17 shares of Kforce common stock.

Assuming the Kforce stock market value were equal to $9.17, which was the average of the per share closing prices of Kforce common stock on the Nasdaq National Market over the 15 consecutive trading days ending on and including the third trading day prior to April 5, 2004, vested options to purchase 409,761 shares of Hall Kinion common stock would be “in-the-money” and would be converted into approximately 102,715 shares of Kforce common stock. The actual number of options that will be “in the money,” and the actual number of shares issuable upon exercise of such options, may increase or decrease based on fluctuations in the Kforce stock market value and the exchange ratio before the merger is completed.

The following table illustrates the aggregate merger consideration and aggregate number of shares of Kforce common stock that Hall Kinion stockholders will receive in the merger in exchange for all of the outstanding shares of Hall Kinion common stock, at different Kforce stock market values randomly selected by us. If the merger is consummated, Hall Kinion stockholders will receive no less than approximately $40.4 million. Kforce has the right, under the terms of the merger agreement, to terminate the merger agreement if the Kforce stock market value is below $7.00. The number of Kforce shares issued includes outstanding Hall Kinion options converted into Kforce shares.

Kforce Stock Market Value	Exchange Ratio	Implied Value Paid	Value Paid per Share	Kforce Shares Issued	Ownership of Kforce after Merger(1)
$7.00	.456	$40,388,371	$3.19	5,769,767	15.8%
$7.09	.450	$40,391,561	$3.19	5,697,780	15.7%
$8.34	.450	$47,557,014	$3.75	5,702,280	15.7%
$9.17	.450	$52,607,647	$4.13	5,736,930	15.8%
$9.59	.450	$55,133,676	$4.32	5,749,080	15.8%
$10.00	.432	$55,142,307	$4.32	5,514,231	15.2%
$10.61	.4075	$55,256,296	$4.32	5,207,945	14.5%
$11.00	.4075	$57,294,118	$4.48	5,208,556	14.5%

(1)    Represents the percentage of the outstanding common stock of Kforce after the merger.

Stockholder Vote Required (Page 31)

Adoption of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of Hall Kinion common stock. On the record date, directors and executive officers had the right to vote 2,983,039 shares of Hall Kinion common stock, representing approximately 23.7% of the shares of Hall Kinion common stock outstanding and entitled to vote at the special meeting. To Hall Kinion’s knowledge, directors and executive officers of Hall Kinion and their affiliates intend to vote their common stock in favor of the adoption of the merger agreement.

Each of Brenda C. Rhodes, Jeffrey A. Evans, Herbert I. Finkelman, Rita S. Hazell, Todd J. Kinion, Martin A. Kropelnicki, Jon H. Rowberry, Jack F. Jenkins-Stark and Michael S. Stein, each a director and/or executive officer of Hall Kinion, who together hold shares of Hall Kinion common stock representing approximately 23.7% of the voting power of Hall Kinion, has entered into a voting agreement with Kforce in which he or she has agreed to vote (i) in favor of the approval of the merger agreement, (ii) against any action that would result in any of the conditions of Kforce’s obligations under the merger agreement not being fulfilled, (iii) against any action that would result in a breach by Hall Kinion of any of its covenants, representations or warranties under the merger agreement, and (iv) against (A) any third party acquisition proposal, or (B) the election of a group of individuals to replace a majority or more of the individuals on the Hall Kinion board of directors. A form of Hall Kinion voting agreement is attached to this proxy statement/prospectus as part of Annex A. You should read it in its entirety.

Conditions to the Consummation of the Merger (Page 67)

The completion of the merger depends on the satisfaction or waiver of a number of conditions set forth in the merger agreement, including, but not limited to, the following:

•	the approval of the merger and the adoption of the merger agreement by the Hall Kinion stockholders;

•	the approval of the shares of Kforce common stock to be issued to Hall Kinion stockholders in the merger for trading on the Nasdaq National Market;

•	the registration statement of which this proxy statement/prospectus is a part being declared effective by the SEC and the absence of any stop order suspending the effectiveness of the registration statement;

•	the accuracy of all of Kforce’s representations and warranties as of the date of the merger agreement and the closing date, as qualified in the merger agreement;

•	the accuracy of all of Hall Kinion’s representations and warranties as of the date of the merger agreement and the accuracy of certain of Hall Kinion’s representations and warranties as of the closing date, as qualified in the merger agreement;

•	the performance or compliance in all material respects with all agreements and covenants set forth in the merger agreement;

•	the receipt of all consents and approvals of third parties as set forth in the merger agreement;

•	the absence of any law, temporary restraining order, injunction or other order issued by a court that has the effect of making the merger illegal or otherwise prohibiting the merger; and

•	the expiration or termination of the waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

At any time prior to the effective time of the merger, Kforce and Hall Kinion may, to the extent legally allowed, extend the time for performance of any of the obligations or other acts set forth in the merger agreement, waive any inaccuracies in the representations or warranties set forth in the merger agreement and waive compliance with any of the agreements or conditions set forth in the merger agreement.

Kforce and Hall Kinion cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (Page 68)

Kforce and Hall Kinion may terminate the merger agreement by mutual written consent.

Either Kforce or Hall Kinion may terminate the merger agreement if:

•	the merger is not completed by June 30, 2004 but only if the party seeking termination did not fail to fulfill any obligation under the merger agreement that has been a material cause of the failure of the closing to occur on or before June 30, 2004;

•	any governmental entity issues a non-appealable final order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement or fails to issue an order necessary to satisfy a closing condition to the merger and such failure becomes final and non-appealable;

•	the other party materially breaches any of the representations or warranties set forth in the merger agreement, and such breach or failure cannot be cured before June 30, 2004;

•	the other party materially breaches any of its covenants or agreements set forth in the merger agreement, and such breach cannot be cured within 20 business days after written notice thereof;

•	under certain circumstances, Hall Kinion takes action with respect to or pursues an unsolicited third-party acquisition proposal that is or may be superior to the merger with Kforce; or

•	Hall Kinion stockholders do not approve the merger and adopt the merger agreement.

Kforce may terminate the merger agreement if:

•	the Hall Kinion board of directors withdraws, modifies, qualifies or fails to make or reconfirm its recommendation to the Hall Kinion stockholders, or Hall Kinion willfully and materially breaches its obligation to call a stockholders meeting;

•	Hall Kinion willfully and materially breaches its non-solicitation obligations;

•	between April 5, 2004 and the closing of the merger, the average of the closing sales prices of Kforce common stock on the Nasdaq National Market shall have been less than $7.00 per share for 15 consecutive trading days; or

•	Hall Kinion materially breaches the management agreement or the management agreement is terminated (other than a termination of the management agreement by Hall Kinion because of an uncured material breach of the management agreement by Kforce).

Termination Fees (Page 70)

Termination of the merger agreement by Kforce under specified circumstances, including if (i) Hall Kinion enters into or consummates a similar transaction with a third party, (ii) the Hall Kinion board of directors withdraws, modifies, qualifies or fails to make its recommendation to the Hall Kinion stockholders, or (iii) Hall Kinion materially breaches its obligation to call a stockholders meeting, could result in Hall Kinion being required to pay to Kforce a termination fee in an amount equal to $6.0 million. In addition to the termination fee, Hall Kinion must pay Kforce an amount equal to the difference, if any, between 3% of the transaction value paid to Hall Kinion’s stockholders by a third party and $6.0 million if: (i) at any time after the date of the merger agreement and before Hall Kinion’s stockholders approve the merger, a third party acquisition proposal with respect to Hall Kinion has been publicly announced or otherwise communicated to the stockholders of Hall Kinion; and (ii) prior to December 31, 2004, Hall Kinion or any of its subsidiaries enters into any definitive agreement with respect to, or consummates, any acquisition proposal. Such additional termination fee could discourage other companies from trying or proposing to combine with Hall Kinion.

Termination of the merger agreement by Kforce for any reason other than: (i) under those circumstances set forth in the preceding paragraph; (ii) upon the mutual written consent of Kforce and Hall Kinion; (iii) as a result of the failure to obtain Hall Kinion stockholder approval; (iv) as a result of a breach of any representation, warranty or covenant of Hall Kinion; (v) if the average of the closing share prices of Kforce common stock on the Nasdaq National Market shall have been less than $7.00 per share for 15 consecutive trading days; (vi) as a result of Hall Kinion’s failure to satisfy a condition to closing; or (vii) as a result of any material breach of the management agreement by Hall Kinion or a termination of the management agreement (other than because of an uncured material breach of the management agreement by Kforce); could result in Kforce being required to pay to Hall Kinion a termination fee in the amount of $6.0 million.

Recommendation of Hall Kinion’s Board of Directors (Page 42)

The Hall Kinion board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and believes that the terms of the merger agreement and the merger are fair to, and in the best interests of, Hall Kinion and its stockholders. The Hall Kinion board of directors recommends that the Hall Kinion stockholders approve the merger and adopt the merger agreement.

In reaching its decision, the Hall Kinion board of directors consulted with its management team and advisors and considered the proposed merger agreement and the transactions contemplated by the merger agreement. During the course of its deliberations, the Hall Kinion board of directors considered a number of factors, including without limitation:

•	current market prices for Hall Kinion common stock, the fluctuation in historical trading prices of the Hall Kinion common stock, the lack of liquidity in the market for Hall Kinion common stock, the inability to use Hall Kinion common stock at current price levels as consideration for acquisitions, which limits Hall Kinion’s growth potential, and the fact that the merger consideration includes a premium over the market price for Hall Kinion common stock on the last trading day before the merger was announced;

•	the greater liquidity of Kforce’s common stock following the merger as compared to Hall Kinion’s common stock;

•	the fact that Hall Kinion’s stockholders will have the opportunity to participate in the growth and opportunities of the combined company;

•	the likelihood that other offers or expressions of interest at prices higher than the merger consideration would have been expected to have surfaced prior to the execution of the merger agreement as a result of the marketing efforts conducted by Baird;

•	the Hall Kinion board of directors’ knowledge of Hall Kinion’s business, current financial condition and liquidity, the nature of the markets in which Hall Kinion competes and Hall Kinion’s position in those markets, Hall Kinion’s prospects for future growth as an independent company as compared with prospects as part of a larger enterprise; and the likelihood of further consolidation occurring in the industry and the effects of such consolidation;

•	the historical and potentially continuing downturn in technology spending, particularly by companies that historically had been part of Hall Kinion’s primary customer base, and the downturn in the demand for services in Hall Kinion’s OnStaff division;

•	the potential reduction in Hall Kinion’s liquidity under its line of credit as a result of decreased revenues, which results in a reduced borrowing base;

•	the potential synergies, cost savings and economies of scale resulting from the combined executive, general and administrative functions of the two companies following the merger;

•	Hall Kinion’s ability, subject to certain conditions, to respond to, and to accept, an unsolicited offer that is superior to the merger, if failing to do so would breach the fiduciary responsibilities of the Hall Kinion board of directors;

•	the fact that the merger is a tax-free reorganization, which will permit Hall Kinion stockholders to defer payment of capital gains taxes until they sell shares of Kforce common stock received in the merger;

•	the other terms of the merger agreement; and

•	the analyses and financial presentations to the Hall Kinion board of directors in connection with the Hall Kinion board of directors’ consideration of the merger, including the opinion of Baird that the exchange ratio to be received by the Hall Kinion stockholders was fair, from a financial point of view.

In addition to the positive factors summarized above, the Hall Kinion board of directors also considered the following negative factors in reaching its determination:

•	the possibility that the merger might not be consummated, the impact of the transaction costs incurred if the merger is not completed, the risks associated with potential fluctuations in the price of Kforce common stock prior to the closing of the merger, including Kforce’s right to terminate the merger if its stock price decreases to less than $7.00 per share over a period of time prior to the closing of the merger and the effect of the public announcement of the merger on Hall Kinion’s sales, operating results, stock price and relations with employees and customers;

•	the risk that the potential benefits and synergies in the merger might not be fully realized;

•	the risk of a stock price decline in Kforce stock following the completion of the merger;

•	the costs and potential operational problems that may be incurred in the integration of the two companies’ operations;

•	the risks associated with diversion of management resources from operational matters for an extended period of time; and

•	the risks described under the section entitled “Risk Factors” beginning on page 20 of this proxy statement/prospectus.

Kforce’s Termination Rights (Page 68)

Kforce may terminate the merger agreement if the average of the closing share prices of Kforce common stock on the Nasdaq National Market shall have been less than $7.00 per share for 15 consecutive trading days. Kforce has not concluded whether it would exercise its walk-away rights if it had the opportunity to do so. Kforce’s determination of whether to proceed with the transaction in such a case will be based upon its board’s careful consideration, exercising its reasonable business judgment consistent with its fiduciary duties to Kforce’s shareholders, of the impact of the event triggering any walk-away rights on the valuation of Hall Kinion’s business in the merger and other strategic alternatives to the merger which may then be available to Kforce, as well as general market and industry conditions. Kforce’s board of directors reserves the right not to exercise its walk-away rights and to consummate the transaction if, taking into account its responsibilities, it determines that proceeding with the transaction is in its shareholders’ best interest.

Opinion of Hall Kinion’s Financial Advisor (Page 43)

In connection with the merger, the Hall Kinion board of directors received a written opinion from Robert W. Baird & Co. Incorporated as to the fairness, from a financial point of view, of the exchange ratio to be received in the merger by the holders of Hall Kinion common stock. The full text of the Robert W. Baird & Co. Incorporated written opinion, dated April 5, 2004, is attached to this proxy statement/prospectus as Annex B. Kforce and

Hall Kinion encourage you to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. The Robert W. Baird & Co. Incorporated opinion is addressed to the Hall Kinion board of directors, and does not constitute a recommendation to any stockholder with respect to any matters relating to the proposed merger.

Material United States Federal Income Tax Consequences (Page 53)

The merger has been structured to qualify as a reorganization for United States federal income tax purposes, Accordingly, subject to the limitations and qualifications summarized in “The Merger—Material United States Federal Income Tax Consequences” beginning on page 53, the exchange of Hall Kinion common stock for Kforce common stock, other than cash paid for fractional shares, should be tax-free to Hall Kinion stockholders for United States federal income tax purposes. In connection with the filing of this proxy statement/prospectus, Hall Kinion and Kforce have received legal opinions from their respective tax counsel to the effect that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. However, neither Kforce nor Hall Kinion has requested nor will either request a ruling from the Internal Revenue Service with regard to any of the tax consequences of the merger. If the Internal Revenue Service were to assert successfully that the merger is not a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, then the exchange of Hall Kinion common stock for Kforce common stock would not be tax-free to Hall Kinion stockholders. Tax matters are very complicated and the tax consequences of the merger to you will depend on your own personal circumstances. You should consult your tax advisor for a full understanding of all of the federal, state, local and foreign income and other tax consequences of the merger to you.

Accounting Treatment (Page 53)

The merger will be accounted for as a purchase under accounting principles generally accepted in the United States of America.

Interests of Hall Kinion Directors and Officers in the Merger (Page 73)

Certain Hall Kinion directors and executive officers have interests in the merger that are different from, or are in addition to, those of other stockholders. These interests include: (i) the continued indemnification of current directors and officers of Hall Kinion; (ii) in the case of Brenda C. Rhodes and Rita S. Hazell, change of control payments in the amount of $1.1 million and $980,000 owed to them, respectively, as a result of the merger; (iii) in the case of Martin A. Kropelnicki, salary at an annual rate of $300,000 for employment during a transition period following the merger and a cash payment of $990,000 after termination of employment; (iv) in the case of David Healey, salary at an annual rate of $135,000 for employment during a transition period following the merger and a cash payment of $198,000 after termination of employment; (v) in the case of Ms. Rhodes, Ms. Hazell, Mr. Kropelnicki and Mr. Healey, the acceleration of the vesting of certain stock options held by them that will be converted into 17,734 shares of Kforce common stock (assuming a Kforce stock market value of $9.17); (vi) in the case of Ms. Rhodes, the acceleration of $1.05 million in compensation otherwise owed to her; (vii) in the case of Ms. Rhodes and Ms. Hazell, the acceleration of the forgiveness of approximately $300,000 and $58,000 of indebtedness owed to Hall Kinion by Ms. Rhodes and Ms. Hazell, respectively; and (viii) in the case of Ms. Rhodes and Todd Kinion, the release and reimbursement of any amounts drawn upon certain letters of credit issued by Ms. Rhodes and Mr. Kinion in the aggregate amount of $5.0 million to guaranty an increase in Hall Kinion’s credit facility. The members of Hall Kinion’s board of directors were aware of, and considered the interests of, themselves and Hall Kinion’s executive officers in approving the merger and adopting the merger agreement.

Regulatory Clearances and Approvals (Page 55)

Kforce and Hall Kinion have notified and furnished information to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of

1976, as amended, and the applicable waiting period has terminated. Although the waiting period has terminated, the Federal Trade Commission, the Antitrust Division, any state or any private party may challenge the merger at any time before or after its completion.

No Appraisal Rights (Page 55)

Stockholders are not entitled to appraisal rights in connection with the merger.

Quotation on the Nasdaq National Market (Page 55)

Kforce’s common stock is currently traded on the Nasdaq National Market under the symbol “KFRC.” It is a condition to the merger that the shares of Kforce common stock to be issued in the merger be approved for trading on the Nasdaq National Market subject to official notice of issuance.

Kforce Selected Historical Consolidated Financial Data

The selected consolidated historical financial information set forth below under the captions “Consolidated Statement of Operations Data” and “Consolidated Balance Sheet Data” for, and as of the end of, each of the fiscal years in the five-year period ended December 31, 2003, are derived from Kforce’s historical audited financial statements. This information should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kforce and the consolidated financial statements and notes thereto incorporated by reference into this proxy statement/prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31
	1999	2000	2001	2002	2003
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net service revenues	$754,710	$805,020	$658,417	$513,547	$495,585
Direct costs of services	432,079	443,464	406,017	345,585	341,617

Gross profit	322,631	361,556	252,400	167,962	153,968
Selling, general and administrative expenses	346,452	341,812	244,792	168,233	142,915
Depreciation and amortization	14,514	18,440	17,325	9,629	4,371

Income (loss) from operations	(38,335)	1,304	(9,717)	(9,900)	6,682
Other (income) expense, net	(942)	113	4,460	3,206	1,214

Income (loss) before income taxes	(37,393)	1,191	(14,177)	(13,106)	5,468
Benefit (provision) for income taxes	13,877	(1,474)	2,089	(102)	(350)

Net income (loss) before cumulative effect of change in accounting principle	(23,516)	(283)	(12,088)	(13,208)	5,118
Cumulative effect of change in accounting principle	—	—	—	(33,823)	—

Net income (loss)	$(23,516)	$(283)	$(12,088)	$(47,031)	5,118

Net income (loss) per share—basic	$(0.53)	$(0.01)	$(0.38)	$(1.49)	0.17
Weighted average shares outstanding—basic	44,781	42,886	31,711	31,577	30,514
Net income (loss) per share—diluted	$(0.53)	$(0.01)	$(0.38)	$(1.49)	0.16
Weighted average shares outstanding—diluted	44,781	42,886	31,711	31,577	31,231

	As of December 31,
	1999	2000	2001	2002	2003
	(In thousands)
Consolidated Balance Sheet Data:
Working capital	$86,310	$70,885	$43,083	$32,126	$42,183
Total assets	$296,187	$278,018	$222,772	$151,435	$160,317
Total long-term debt	$—	$45,000	$28,185	$22,000	$22,000
Stockholders’ equity	$218,205	$155,037	$138,809	$84,846	$91,405

Hall Kinion Selected Historical Consolidated Financial Data

The selected consolidated historical financial information set forth below under the captions “Consolidated Statement of Operations Data” and “Consolidated Balance Sheet Data” for, and as of the end of, each of the fiscal years ended December 28, 2003, December 29, 2002, December 30, 2001, December 31, 2000 and December 26, 1999, are derived from Hall Kinion’s historical audited financial statements. This information should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hall Kinion and the consolidated financial statements and notes thereto incorporated by reference into this proxy statement/prospectus. Historical results are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended
	1999	2000	2001	2002	2003
	(In thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net service revenues	$180,749	$296,491	$173,836	$120,428	$156,919
Cost of contract services	96,502	147,539	100,834	80,744	111,616

Gross profit	84,247	148,952	73,002	39,684	45,303
Selling, general and administrative expenses	67,827	120,905	91,952	43,705	46,607
Depreciation and amortization	2,905	4,588	4,868	3,702	3,104
Impairment of goodwill	—	—	26,736	15,478	—
Restructuring costs (income)	—	—	17,048	(6)	2,792

Income (loss) from operations	13,515	23,459	(67,602)	(23,195)	(4,096)
Other (income) expense, net	477	(1,615)	(1,181)	323	295

Income (loss) before income taxes	13,038	25,074	(66,421)	(23,518)	(4,391)
Benefit (provision) for income taxes	(5,382)	(10,464)	20,809	2,870	(14,181)

Net income (loss)	$7,656	$14,610	$(45,612)	$(20,648)	$(18,572)

Net income (loss) per share—basic	$0.75	$1.18	$(3.48)	$(1.66)	$(1.47)
Net income (loss) per share—diluted	$0.71	$1.10	$(3.48)	$(1.66)	$(1.47)
Weighted average shares outstanding—basic	10,155	12,357	13,121	12,475	12,592
Weighted average shares outstanding—diluted	10,716	13,267	13,121	12,475	12,592

	As of Fiscal Year Ended
	1999	2000	2001	2002	2003
	(In thousands)
Consolidated Balance Sheet Data:
Working capital (deficit)	$15,560	$64,819	$36,721	$6,916	$(972)
Total assets	$76,554	$139,821	$89,459	$74,906	$55,043
Long-term liabilities	$14,161	$209	$6,470	$6,201	$4,228
Stockholders’ equity	$43,969	$110,762	$64,781	$43,767	$25,293

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial statements have been prepared to give effect to the proposed business combination of Kforce and Hall Kinion using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the selected unaudited pro forma condensed combined financial statements contained elsewhere in this proxy statement. These pro forma statements were prepared as if the business combination of Kforce and Hall Kinion and Hall Kinion’s acquisition of OnStaff had been completed as of December 31, 2003 for balance sheet purposes and as of January 1, 2003 for statements of operations purposes.

The selected unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the business combination occurred as of December 31, 2003 for balance sheet purposes and as of January 1, 2003 for statement of operations purposes, nor is it necessarily indicative of future financial position or results of operations. The selected unaudited pro forma condensed combined financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of purchase price to the fair value of the acquired assets and assumed liabilities of Hall Kinion, before any integration adjustments. The final allocation of the purchase price will be determined after the completion of the business combination and will be based upon an independent valuation of the fair values of certain of the net tangible and intangible assets acquired as well as liabilities assumed. The selected unaudited pro forma condensed combined financial statements do not reflect any combination costs or operational synergies resulting from the merger. The selected unaudited pro forma condensed combined financial statements assume the conversion of all vested in-the-money options to purchase shares of Hall Kinion common stock into shares of Kforce common stock under the merger agreement.

Kforce and Hall Kinion expect to incur merger and integration charges as a result of combining the companies. Kforce and Hall Kinion also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The selected unaudited pro forma condensed combined financial data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses or benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had Kforce and Hall Kinion actually been combined during the periods presented.

This selected unaudited pro forma condensed combined financial data should be read in conjunction with the selected historical consolidated financial data and the unaudited pro forma condensed combined financial statements and accompanying notes contained elsewhere in this proxy statement/prospectus and the separate historical consolidated financial statements and accompanying notes of Kforce and Hall Kinion incorporated by reference into this proxy statement/prospectus.

Year Ended December 31, 2003
(In thousands, except per share amounts)
Statement of Operations Data:
Net service revenues	$652,504
Direct cost of services	453,233

Gross profit	199,271
Selling, general and administrative expenses	186,418
Restructuring costs, net	2,792
Depreciation and amortization	8,074

Income from operations	1,987
Other expenses	1,112

Income before income taxes	875
Income tax expense	14,531

Net loss	$(13,656)

Net (loss) per share—Basic	$(0.38)
Weighted average shares outstanding—Basic	36,298
Net loss per share—Diluted	(0.37)
Weighted average shares outstanding—Diluted	37,015

As of December 31, 2003
(In thousands)
Balance Sheet Data:
Working capital	$31,407
Total assets	233,913
Total long-term debt	22,816
Stockholders’ equity	$144,013

Comparative Per Share Data

The following tables present (a) the basic and diluted loss per common share and book value per share data for each of Kforce and Hall Kinion on a historical basis, (b) the historical basic and diluted loss per common share and book value per share for the combined company on a pro forma basis and (c) the historical basic and diluted loss per common share and book value per share for Kforce and Hall Kinion on an equivalent pro forma combined basis. Neither Kforce nor Hall Kinion declared any cash dividends for the periods presented below.

We calculate historical book value per share by dividing stockholders’ equity by the number of shares of common stock outstanding at December 31, 2003.

We calculate pro forma book value per share by dividing pro forma stockholders’ equity by the pro forma number of shares of Kforce common stock which would have been outstanding had the merger been consummated as of December 31, 2003. Pro forma combined net loss, pro forma stockholders’ equity and the pro forma number of shares of Kforce common stock outstanding have been derived from the unaudited pro forma condensed combined financial statements appearing elsewhere in this proxy statement/prospectus and assumes the conversion of all vested in-the-money options to purchase shares of Hall Kinion common stock into shares of Kforce common stock under the merger agreement.

Kforce and Hall Kinion expect to incur merger and integration charges as a result of combining the companies. Kforce and Hall Kinion also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses or benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had Kforce and Hall Kinion actually been combined during the periods presented.

	For the Year Ended December 31, 2003(1)
Historical Kforce Inc.
Net income (loss) per common share—basic		$0.17
Net income (loss) per common share—diluted		0.16
Book value per common share at period end		2.99

Historical Hall Kinion(1)
Net income (loss) per common share—basic		(1.47)
Net income (loss) per common share—diluted		(1.47)
Book value per common share at period end		2.01

	For the Year Ended December 31, 2003

Exchange Ratio(8)	.4075(1)(4)(8)	.450(1)(2)(8)	.456(1)(3)(8)

Pro forma combined per share(5)
Basic net income (loss) per common share	(0.38)	(0.38)	(0.38)
Diluted net income (loss) per common share	(0.37)	(0.37)	(0.37)
Book value per common share at period end(6)	4.10	3.97	3.63

Pro forma combined per Hall Kinion equivalent share(7)
Basic net income (loss) per common share	(0.16)	(0.17)	(0.17)
Diluted net income (loss) per common share	(0.15)	(0.17)	(0.17)
Book value per common share at period end	1.67	1.79	1.65

(1)	The historical amounts for Hall Kinion and the combined pro forma amounts for Hall Kinion and Kforce reflect historical amounts for Hall Kinion for the twelve months ended December 28, 2003.

(2)	These calculations are based on an exchange ratio of .45 of a share of Kforce stock to be issued for each Hall Kinion share (or exchangeable stock option). This exchange ratio assumes an average share price for Kforce common stock of between $7.09 per share and $9.60 per share, which represents the floor and ceiling price within which the exchange ratio is fixed at .45. If the average per share closing price of Kforce common stock for the 15 consecutive trading days ending on and including the third trading day preceding the closing date is less than $7.09 per share, the exchange ratio will be adjusted upward to an exchange ratio calculated by dividing $3.19 by the Kforce market value per share. If the average per share closing price of Kforce common stock is equal to or greater than $9.60 per share, but is less than or equal to $10.60 per share, the exchange ratio will be adjusted downward to an exchange ratio calculated by dividing $4.32 by the Kforce market value per share. However, if the Kforce stock market value exceeds $10.60, the exchange ratio will be calculated by dividing $4.32 by $10.60, resulting in a fixed exchange ratio of .4075 for all Kforce stock market values greater than $10.60.
(3)	These calculations are based on an assumed Kforce average share price of $7.00 per share, which would result in an exchange ratio of .456 of a share of Kforce stock for each Hall Kinion share (or exchangeable stock option). Kforce may terminate the merger agreement if the average of the closing sales prices of Kforce common stock on the Nasdaq National Market is less than $7.00 per share for 15 consecutive trading days. The pro forma per share data would not be materially impacted for Kforce stock market values between $7.00 and $7.09.
(4)	These calculations are based on an assumed Kforce average share price of $10.61 per share, which would result in an exchange ratio of .4075 of a share of Kforce stock for each Hall Kinion share (or exchangeable stock option). The Kforce average share price of $10.61 per share is the price at which the exchange ratio becomes fixed at .4075.
(5)	Pro forma combined income from continuing operations per share is computed by dividing pro forma combined income from continuing operations by the sum of Kforce’s basic or diluted weighted average shares during the period plus the number of Kforce’s shares assumed to be issued in the merger.
(6)	Pro forma combined book value per share is computed by dividing pro forma shareholders’ equity by the number of shares of Kforce common stock outstanding as of December 31, 2003 plus the number of shares of Kforce common stock assumed to be issued in the merger.
(7)	Pro forma combined per equivalent Hall Kinion share amounts are computed by multiplying the exchange ratio by the corresponding pro forma per share amounts.
(8)	The total number of pro forma shares that would be outstanding under each of the exchange ratios is presented below. The number of new Kforce shares issued is calculated by multiplying the exchange ratio by the estimated outstanding shares of Hall Kinion at closing. The number of new Kforce shares issued includes outstanding Hall Kinion options converted into Kforce shares.

	Outstanding shares as of December 31, 2003
Exchange Ratio	.4075	.450	.456
	(in thousands)
Kforce	30,553	30,553	30,553
New Kforce shares	5,208	5,737	5,770

Total	35,761	36,290	36,323

	Weighted average shares—basic For the year ended December 31, 2003
Exchange Ratio	.4075	.450	.456
	(in thousands)
Kforce	30,514	30,514	30,514
New Kforce shares	5,208	5,737	5,770

Total	35,722	36,251	36,284

	Weighted average shares diluted For the year ended December 31, 2003
Exchange Ratio	.4075	.450	.456
	(in thousands)
Kforce	31,231	31,231	31,231
New Kforce shares	5,208	5,737	5,770

Total	36,439	36,968	37,001

Comparative Market Price and Dividend Information

Kforce common stock trades on the Nasdaq National Market under the symbol “KFRC.” Hall Kinion common stock trades on the Nasdaq National Market under the symbol “HAKI.”

The table below sets forth, for the Kforce fiscal quarters indicated, the high and low sale prices of Kforce and Hall Kinion common stock as reported on the Nasdaq National Market, in each case based on published financial sources.

	Kforce Common Stock		Hall Kinion Common Stock
	High	Low	High	Low
2002
1st Qtr	6.40	4.05	9.95	6.50
2nd Qtr	6.20	3.77	12.00	6.00
3rd Qtr	6.05	2.55	9.14	4.80
4th Qtr	5.14	1.63	7.08	4.75
2003
1st Qtr	4.42	1.70	6.11	0.67
2nd Qtr	5.39	2.37	3.24	1.20
3rd Qtr	8.68	4.76	5.11	2.56
4th Qtr	9.46	7.29	5.05	3.70
2004
1st Qtr	11.00	8.61	5.71	2.65
2nd Qtr (through April 5, 2004)	10.00	9.10	3.07	2.70

The following table sets forth trading information for Kforce common stock and Hall Kinion common stock on December 1, 2003 and April 5, 2004. December 1, 2003 was the day preceding the date Kforce and Hall Kinion announced the signing of the original merger agreement. April 5, 2004 was the last trading day before the date Kforce and Hall Kinion announced the signing of the merger agreement. We cannot assure you what the market price of the Kforce common stock will be at the merger date. The prices of each company’s common stock will fluctuate prior to the special meeting and the merger, and you should obtain current market quotations. The market price of Kforce common stock has fluctuated substantially in the past and could fluctuate substantially in the future. Those fluctuations may adversely affect the price of Kforce common stock and the value of the shares of Kforce common stock that Hall Kinion stockholders receive in the merger. Among other things, volatility in the price of Kforce common stock could mean that investors will not be able to sell their shares at or above the current market price of Kforce common stock. The volatility also could impair Kforce’s ability in the future to offer common stock as a source of additional capital or as consideration in the acquisition of other businesses.

	Kforce Common Stock	Hall Kinion Common Stock
Closing price on December 1, 2003	$8.34	$4.23
Closing price on April 5, 2004	9.59	3.06

Neither Kforce nor Hall Kinion has ever declared or paid cash dividends on its capital stock. Kforce does not anticipate paying cash dividends on its common stock in the foreseeable future.

RISK FACTORS

You should carefully consider the following factors, in addition to the other information included elsewhere in this proxy statement/prospectus and the documents that Kforce has filed with the SEC and the Hall Kinion documents accompanying this proxy statement/prospectus, in considering what action to take in connection with the merger. Unless the context requires otherwise, the use of the combined company or Kforce refers to the combined company of Kforce and Hall Kinion after giving effect to the merger.

Risks Relating to the Proposed Merger

Kforce and Hall Kinion may not achieve the benefits they expect from the merger which may have a material adverse effect on the combined company’s business, financial and operating results.

Kforce and Hall Kinion entered into the merger agreement with the expectation that the merger will result in benefits to the combined company arising out of the combination of executive management, general and administration functions and facilities plus the elimination of costs relating to Hall Kinion’s status as a public reporting company. To realize any benefits from the merger, the combined company will face the following post-merger challenges:

•	expected cost savings and synergies from the merger may not be realized;

•	the management and employees of each company, particularly the sales force, may not be retained and assimilated as expected;

•	existing customers, strategic partners and suppliers of each company may not be retained; and

•	uniform standards, controls, procedures, policies and information systems between the two companies may not be successfully developed or maintained.

If the combined company is not successful in addressing these and other challenges, then the benefits of the merger may not be realized and, as a result, the combined company’s operating results and the market price of Kforce’s common stock may be adversely affected. These challenges, if not successfully met by the combined company, could result in possible unanticipated costs, diversion of management attention and loss of personnel. Neither Kforce nor Hall Kinion can assure you that the combined company will successfully integrate Hall Kinion’s business with Kforce’s, or profitably manage the combined company. Further, neither Kforce nor Hall Kinion can assure you that the growth rate of the combined company after the merger will equal the historical growth rates experienced by Kforce or Hall Kinion.

If the costs associated with the merger exceed the benefits, the combined company may experience adverse financial results.

Kforce and Hall Kinion will incur significant transaction costs as a result of the merger, including investment banking, legal and accounting fees, that may exceed their current estimates. In addition, Kforce and Hall Kinion expect that the combined company will incur consolidation and integration expenses which they cannot accurately estimate at this time. Actual transaction costs may substantially exceed Kforce’s and Hall Kinion’s current estimates and may affect the combined company’s financial condition and operating results negatively. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to Kforce’s shareholders resulting from the issuance of shares in connection with the merger, the combined company’s financial results could be adversely affected.

The market price of Kforce’s common stock may decline as a result of the merger.

The market price of Kforce’s common stock may decline as a result of the merger for a number of reasons, including if:

•	the integration of Kforce and Hall Kinion is not completed in a timely and efficient manner;

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the merger on the combined company’s financial results is not consistent with the expectations of financial or industry analysts; or

•	significant stockholders of Kforce or Hall Kinion decide to dispose of their stock following completion of the merger.

Sales of substantial amounts of Kforce common stock in the public market after the proposed merger could materially adversely affect the market price of Kforce common stock.

Kforce expects to issue a significant number of shares of Kforce common stock to Hall Kinion stockholders in the merger dependent on the Kforce stock market value at the time of closing of the merger. The sale of substantial amounts of Kforce common stock may result in significant fluctuations in the price of Kforce common stock and could cause Kforce’s common stock price to fall. The sale of these shares could also impair the combined company’s ability to raise capital through sales of additional common stock.

Failure to complete the merger could negatively impact the market price of Hall Kinion common stock and Kforce common stock.

The obligations of Hall Kinion and Kforce to complete the merger are subject to the satisfaction or waiver of certain conditions. See “The Merger Agreement — Conditions to the Consummation of the Merger” beginning on page 67 of this proxy statement/prospectus for a discussion of these conditions. If these conditions are not satisfied or waived, the merger may not be completed. If the merger is not completed for any reason, both Hall Kinion and Kforce may be subject to other material risks, including:

•	a negative effect on the stock trading price of Hall Kinion common stock and Kforce common stock to the extent that the current market price reflects a market assumption that the merger will be completed;

•	either party may be required to pay a termination fee — see “The Merger Agreement — Termination Fees” beginning on page 70 of this proxy statement/prospectus for a discussion of the termination fees; and

•	costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed.

Certain of Hall Kinion’s officers and directors have interests different from yours that may influence them to support or approve the merger.

Certain directors and officers of Hall Kinion have pre-existing arrangements that may result in the realization of interests in the merger that are different from, or in addition to, yours, including the following:

•	because the merger will result in a sale and change of control of Hall Kinion, certain stock options held by Hall Kinion’s directors and officers will accelerate and immediately vest upon a change of control;

•	under existing Hall Kinion employment and similar agreements, and/or as confirmed in termination letter agreements, certain severance payments will be triggered as a result of the merger;

•	in the case of Brenda C. Rhodes, certain payments of compensation otherwise owed to her will be accelerated as a result of the merger;

•	in the case of Ms. Rhodes and Rita S. Hazell, the forgiveness of certain outstanding indebtedness will be accelerated; and

•	in the case of Ms. Rhodes and Todd Kinion, the release and reimbursement of any amounts drawn upon certain letters of credit issued by Ms. Rhodes and Mr. Kinion in the aggregate amount of $5.0 million to guarantee an increase in Hall Kinion’s credit facility.

In addition, the following arrangements have been entered into in connection with the merger:

•	Kforce has agreed to cause the surviving corporation in the merger to indemnify each present and former Hall Kinion officer and director against liabilities arising out of such person’s services as an officer or director of Hall Kinion prior to the merger to the same extent as is currently available under Hall Kinion’s certificate of incorporation and bylaws; and

•	Kforce has agreed to cause the surviving corporation to maintain officers’ and directors’ liability insurance to cover any such liabilities for six years following the merger at a cost not to exceed $1.0 million.

For the above reasons, the directors and officers of Hall Kinion may have been more likely to support and recommend the approval of the merger agreement than if they did not hold these interests. As of the record date, Hall Kinion directors and executive officers held approximately 23.7% of the outstanding shares of Hall Kinion common stock. Hall Kinion stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger. You should read more about these interests under “Interests of Certain Persons in Merger — Interests of Hall Kinion Directors and Officers” beginning on page 73.

Hall Kinion’s results of operations could be adversely impacted as a result of actions taken by Kforce under the management agreement.

In connection with the merger, the parties have entered into a management agreement pursuant to which Kforce is supervising and managing the day-to-day operations of Hall Kinion. If the merger is not consummated, any actions taken by Kforce, as manager, may have an adverse effect on Hall Kinion’s ability to retain employees and key personnel and may have an adverse effect on Hall Kinion’s results of operations.

Uncertainty regarding the merger and the effects of the merger could cause each company’s customers or strategic partners to delay or defer decisions.

Kforce’s and/or Hall Kinion’s customers and strategic partners, in response to the announcement of the merger, may delay or defer decisions regarding the use of the combined company’s services, which could have a material adverse effect on the business of the combined company or the relevant company if the merger is not completed.

Hall Kinion could lose an opportunity to enter into a merger or business combination with another party on more favorable terms as the merger agreement restricts Hall Kinion from soliciting such proposals.

While the merger agreement is in effect, subject to certain limited exceptions, Hall Kinion is restricted from entering into or soliciting, initiating or encouraging any inquiries or proposals that may lead to a proposal or offer for a merger with any persons other than Kforce. As a result of the restriction, Hall Kinion may lose an opportunity to enter into a transaction with another potential partner on more favorable terms. If Hall Kinion terminates the merger agreement to enter into another transaction, Hall Kinion likely would be required to pay a termination fee to Kforce that may make an otherwise more favorable transaction less favorable. See “The Merger Agreement — Termination Fees” of this proxy statement/prospectus beginning on page 70. In addition, if the merger agreement is terminated and the Hall Kinion board of directors determines that it is in the best interests of the Hall Kinion stockholders to seek a merger or business combination with another strategic partner, Hall Kinion cannot assure you that it will be able to find a partner offering terms equivalent or more attractive than the price and terms offered by Kforce.

Kforce and Hall Kinion may not be able to obtain the required regulatory approvals for completion of the merger.

Kforce and Hall Kinion cannot complete the merger until they give notification and furnish information to the Federal Trade Commission and the Antitrust Division of the Department of Justice and observe a statutory waiting period requirement. Kforce and Hall Kinion filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division on December 17, 2003. Although the waiting period has terminated, at any time before or after the effective time of the merger, the Federal Trade Commission, the Antitrust Division or any state or competition authority of another country could take any action under the applicable antitrust or competition laws as it deems necessary or desirable. This action could include seeking to enjoin the completion of the merger. Private parties may also institute legal actions under the antitrust laws under some circumstances.

In considering the opinion by Baird to the Hall Kinion board of directors regarding the fairness of the exchange ratio, stockholders should be aware of potential conflicts of interest affecting Baird.

Baird was retained by Hall Kinion to act as its financial advisor for the proposed merger between Kforce and Hall Kinion. Hall Kinion stockholders should consider the potential conflict of interest in Baird representing Hall Kinion when reviewing Baird’s opinion to the Hall Kinion board regarding the fairness of the exchange ratio. A significant portion of the fees related to the financial advisory services of Baird to Hall Kinion in connection with the proposed combination is contingent upon the consummation of the proposed merger and upon the total enterprise value. Baird has also performed investment banking services for Hall Kinion and for Kforce in the past. Over the past two years, Baird has received approximately $75,000 in financial advisory fees from Kforce.

Risks Relating to the Business and Operations of Kforce Following the Merger

The recent economic downturn has adversely affected the demand for Kforce’s and Hall Kinion’s services.

Historically, the general level of economic activity has significantly affected the demand for employment services. As economic activity slows, the use of temporary and contract personnel tends to be curtailed before permanent employees are laid off. The recent economic downturn adversely affected the demand for temporary and contract personnel, which in turn had an adverse effect on Kforce’s and Hall Kinion’s results of operations and financial condition. Additionally, the use of search firms for permanent hires declined significantly. Kforce expects that future economic downturns will continue to have similar effects. The recent economic downturn resulted in lessened demand for Kforce’s and Hall Kinion’s services. There can be no assurance that demand will return to prior levels, and demand may continue to deteriorate.

In 2002 and a substantial portion of 2003 Kforce and Hall Kinion experienced a continuation of the economic slowdown in the IT industry that reflected a slowdown in the rate of innovation in this industry and a general reduction in demand for personnel with expertise in leading hardware, software or networking technologies. It reduced the demand for Kforce’s and Hall Kinion’s services. Reduction in demand for Kforce’s and Hall Kinion’s services had a material negative impact on its business, operating results and financial condition.

In the real estate services industry Hall Kinion serves, the demand for professional personnel is strongly influenced by the volume of mortgage financing, both for new units and re-financings. The volume is very sensitive to interest rates and other general economic conditions. Increases in interest rates could have a significant negative impact on business in this field.

Kforce’s liquidity may be adversely impacted by covenants in its credit facility.

In 2002, Kforce amended the terms of its credit facility and increased its borrowing capacity to $100 million with a syndicate of four banks lead by Bank of America. Kforce had approximately $22.0 million outstanding under this credit facility as of December 31, 2003. If the amount borrowed under this credit facility exceeds certain amounts, then a number of financial covenants become applicable. As of December 31, 2003, Kforce had an additional $10.2 million of borrowing available without triggering these financial covenants. At no time during the existence of the credit facility has Kforce ever triggered such covenants. If Kforce were to trigger such financial covenants in the future and if Kforce does not comply with them, such a breach of the credit facility covenants could materially adversely affect Kforce’s liquidity and financial condition. Such lack of compliance could result in, among other things, the acceleration of all amounts borrowed under the credit facility.

Kforce may not be able to recruit and retain qualified personnel.

Kforce depends upon its ability to attract and retain personnel, particularly technical and professional personnel, who possess the skills and experience necessary to meet the staffing requirements of its clients. Kforce must continually evaluate and upgrade its base of available qualified personnel to keep pace with changing client needs and emerging technologies. Kforce expects competition for individuals with proven technical or professional skills for the foreseeable future. If qualified personnel are not available to Kforce in sufficient numbers and upon economic terms acceptable to Kforce, it could have a material detrimental effect on Kforce’s business.

Kforce’s business, operating results and financial condition could be negatively impacted if demand for its services in any new geographic markets it enters is less than anticipated, if new offices are not profitable in a timely manner or if Kforce fails to hire qualified employees.

Kforce’s growth depends in part on its ability to enter new vertical or geographic markets successfully. This expansion is dependent on a number of factors, including its ability to:

•	develop, recruit and maintain a base of qualified professionals within a new geographic market;

•	initiate, develop and sustain corporate client relationships in each new vertical or geographic market;

•	attract, hire, integrate and retain qualified sales and sales support employees; and

•	accurately assess the demand of a new market.

The addition of offices and entry into new geographic markets may not occur on a timely basis or achieve anticipated financial results. The addition of new offices and entry into new vertical or geographic markets typically result in increases in operating expenses, primarily due to increased employee headcount. Expenses are incurred in advance of forecasted revenue, and there is typically a delay before Kforce’s new employees reach full productivity. Additionally, demand for services in new markets that Kforce enters might also be less than anticipated. If Kforce is unable to enter new vertical or geographic markets in a cost-effective manner or if demand for its services in new markets does not meet or exceed its forecasts, Kforce’s business, operating results and financial condition could be negatively impacted. In 2001, 2002 and March 2003, Kforce closed and consolidated offices to improve efficiency, and further closures or consolidation may occur depending on market and competitive conditions.

Kforce’s current market share may decrease as a result of limited barriers to entry by new competitors and its clients’ discontinuation of outsourcing their staffing needs.

Kforce faces significant competition in the markets it serves, and there are limited barriers to entry by new competitors. The competition among staffing services firms is intense. Kforce competes for potential clients with providers of outsourcing services, systems integrators, computer systems consultants, other providers of staffing services, temporary personnel agencies, and search firms. A number of Kforce’s competitors possess substantially greater resources than it does. From time to time Kforce has experienced significant pressure from its clients to reduce price levels. During these periods, Kforce may face increased competitive pricing pressures and may not be able to recruit the personnel necessary to fill its clients’ needs. Kforce also faces the risk that certain of its current and prospective clients will decide to provide similar services internally. There can be no assurance that Kforce will continue to successfully compete.

Kforce does not provide an “offshore” outsourcing solution.

Many staffing customers are now seeking an “offshore” solution to support their technology and business process function and as a result, a significant amount of technology and financial staffing may be replaced by “offshore” resources. Kforce does not currently provide an “offshore” program and there can be no assurance that Kforce will be able to compete successfully against the “offshore” solution providers or that Kforce will not lose significant market share and revenue.

Kforce relies on short-term contracts with most of its clients.

Because long-term contracts are not a significant part of Kforce’s business, future results cannot be reliably predicted by considering past trends or extrapolating past results.

Decreases in patient occupancy at Kforce’s healthcare clients’ facilities may adversely affect the profitability of its business.

Demand for Kforce’s temporary healthcare staffing services is significantly affected by the general level of patient occupancy at its healthcare clients’ facilities. When a hospital’s occupancy increases, temporary employees are often added before full-time employees are hired. As occupancy decreases, clients may reduce their use of temporary employees before undertaking layoffs of their regular employees. Kforce also may experience more competitive pricing pressure during periods of occupancy downturn. This reduction in occupancy could adversely affect the demand for Kforce’s services and its profitability. There has been a significantly lessened demand for Kforce’s healthcare staffing services in recent years. There can be no assurance that such demand will return to prior levels.

Competition for acquisition opportunities may restrict Kforce’s future growth by limiting its ability to make acquisitions at reasonable valuations.

Kforce’s business strategy includes increasing its market share and presence in the staffing industry through strategic acquisitions of companies that complement or enhance its business. Kforce has historically faced competition for acquisitions. In the future, this could limit its ability to grow by acquisitions or could raise the prices of acquisitions and make them less accretive or non-accretive. In addition, if Kforce is unable to secure necessary financing to consummate an acquisition, Kforce may be unable to complete desirable acquisitions.

Kforce may face difficulties integrating future acquisitions into its operations and future acquisitions may be unsuccessful, involve significant cash expenditures or expose Kforce to unforeseen liabilities.

Kforce continually evaluates opportunities to acquire staffing companies that complement or enhance its business and frequently have preliminary acquisition discussions with some of these companies.

These acquisitions involve numerous risks, including:

•	potential loss of key employees or clients of acquired companies;

•	difficulties integrating acquired personnel and distinct cultures into Kforce’s business;

•	diversion of management attention from existing operations; and

•	assumption of liabilities and exposure to unforeseen liabilities of acquired companies.

These acquisitions may also involve significant cash expenditures, debt incurrence and integration expenses that could have a material adverse effect on Kforce’s financial condition and results of operations. Any acquisition may ultimately have a negative impact on Kforce’s business and financial condition.

Kforce depends on the proper functioning of its information systems.

Kforce is dependent on the proper functioning of its information systems in operating its business. Kforce’s critical information systems used in its daily operations identify and match staffing resources and client assignments and perform billing and accounts receivable functions. Kforce’s information systems are protected through physical and software safeguards and Kforce has backup remote processing capabilities. They are still vulnerable, however, to hurricanes, other storms, flood, fire, terrorist acts, earthquakes, power loss, telecommunications failures, physical or software break-ins, computer viruses and similar events. If Kforce’s critical information systems fail or are otherwise unavailable, it would have to accomplish these functions manually, which could temporarily impact Kforce’s ability to identify business opportunities quickly, to maintain billing and clinical records reliably, and to bill for services efficiently. In addition, Kforce depends on third party vendors for certain functions whose future performance and reliability it cannot warranty.

Kforce’s success depends upon retaining the services of its management team.

Kforce is highly dependent on its management team. Kforce expects that its continued success will largely depend upon the efforts and abilities of members of its management team. The loss of services of any key executive for any reason could have a material adverse effect upon Kforce. Kforce’s success also depends upon its ability to identify, develop, and retain qualified operating employees, particularly management, client servicing, and candidate recruiting employees. Kforce expends significant resources in recruiting and training its employees, and the pool of available applicants for these positions is limited. The loss of some of Kforce’s operating management and client servicing and candidate recruiting employees could have an adverse effect on operations, including the ability to establish and maintain client, candidate and professional and technical personnel relationships.

Kforce faces significant employment liability risk.

Kforce employs and places people in the workplaces of other businesses. An inherent risk of such activity includes possible claims of errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and harassment, employment of illegal aliens, theft of client property, other criminal activity, or torts and other claims. Kforce has policies and guidelines in place to reduce its exposure to such risks. However, failure of any employee or personnel to follow these policies and guidelines may result in negative publicity, injunctive relief, and the payment by Kforce of monetary damages or fines, or have other material adverse effects upon Kforce’s business. Moreover, Kforce could be held responsible for the actions at a workplace of persons not under its immediate control. To reduce its exposure, Kforce maintains insurance covering general liability, workers’ compensation claims, errors and omissions, and employee theft. Due to the nature of its assignments, in particular, access to client information systems and confidential information, and the potential liability with respect thereto, Kforce might not be able to obtain insurance coverage in amounts adequate to cover any such liability on acceptable terms. In addition, Kforce faces various employment-related risks not covered by insurance, such as wage laws and employment tax responsibility.

Significant legal actions, particularly relating to Kforce’s healthcare staffing services, could subject it to substantial uninsured liabilities.

In recent years, healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large claims and significant defense costs. In addition, Kforce may be subject to claims related to torts or crimes committed by its employees or temporary staffing personnel. In some instances, Kforce is required to indemnify clients against some or all of these risks. A failure of any of Kforce’s employees or personnel to observe its policies and guidelines intended to reduce these risks, relevant client policies and guidelines or applicable federal, state or local laws, rules and regulations could result in negative publicity, payment of fines or other damages. To protect itself from the cost of these claims, Kforce maintains professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that it believes are appropriate for its operations. Kforce’s insurance coverage, however, may not cover all claims against Kforce or continue to be available to it at a reasonable cost. If Kforce is unable to maintain adequate insurance coverage, it may be exposed to substantial liabilities.

Currently Kforce is unable to recruit enough nurses to meet its clients’ demands for its nurse staffing services, limiting the potential growth of its healthcare staffing business.

Kforce relies on its ability to attract, develop, and retain nurses and other healthcare personnel who possess the skills, experience and, as required, licensure necessary to meet the specified requirements of its healthcare staffing clients. Kforce competes for healthcare staffing personnel with other temporary healthcare staffing companies, as well as actual and potential clients, some of which seek to fill positions with either regular or temporary employees. Currently, there is a shortage of qualified nurses in most areas of the United States and competition for nursing personnel is increasing. At this time Kforce does not have enough nurses to meet its clients’ demands for its nurse staffing services. This shortage of nurses limits Kforce’s ability to grow its healthcare staffing business. Furthermore, Kforce believes that the aging of the existing nurse population and declining enrollments in nursing schools will result in further competition for qualified nursing personnel. Nurse staffing revenues have declined substantially over the past years and there can be no assurance that such revenues will return to prior levels.

If Kforce becomes subject to material liabilities under its self-insured programs, its financial results may be adversely affected.

Kforce provides workers compensation coverage through a program that is partially self-insured. In addition, Kforce provides medical coverage to its employees through a partially self-insured preferred provider organization. If Kforce becomes subject to substantial uninsured workers compensation or medical coverage liabilities, its financial results may be adversely affected.

Kforce may be adversely affected by government regulation of the staffing business.

Kforce’s business is subject to regulation and licensing in many states. While Kforce has had no material difficulty complying with regulations in the past, there can be no assurance that it will be able to continue to obtain all necessary licenses or approvals or that the cost of compliance will not prove to be material. If Kforce fails to comply, such failure could materially adversely affect Kforce.

Kforce may be adversely affected by government regulation of the workplace.

Part of Kforce’s business entails employing individuals on a temporary basis and placing such individuals in client’s workplaces. Increased government regulation of the workplace or of the employer-employee relationship could materially adversely affect Kforce.

Adverse results in tax audits could result in significant cash expenditures or exposure to unforeseen liabilities.

Kforce is subject to periodic federal, state and local income tax audits for various tax years. Although Kforce attempts to comply with all taxing authority regulations, adverse findings or assessments made by the taxing authorities as the result of an audit could materially adversely affect Kforce.

Future changes in reimbursement trends could hamper Kforce’s clients’ ability to pay Kforce.

Many of Kforce’s healthcare clients are reimbursed under the federal Medicare program and state Medicaid programs for the services they provide. In recent years, federal and state governments have made significant changes in these programs that have reduced government rates. In addition, insurance companies and managed care organizations seek to control costs by requiring that healthcare providers, such as hospitals, discount their services in exchange for exclusive or preferred participation in their benefit plans. Future federal and state legislation or evolving commercial reimbursement trends may further reduce, or change conditions for, Kforce’s clients’ reimbursement. Limitations on reimbursement could reduce Kforce’s clients’ cash flow, hampering their ability to pay Kforce. This situation could have a significant impact on Kforce’s cash flow.

Kforce’s stock price may be volatile.

Kforce’s common stock is traded on the Nasdaq National Market under the symbol “KFRC.” The market price of Kforce’s stock has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including its operating results, changes in general conditions in the economy, the financial markets, the employment services industry, or other developments affecting Kforce, its clients, or its competitors, some of which may be unrelated to its performance. Those fluctuations and demand for Kforce’s services may adversely affect the price of Kforce’s stock.

In addition, the stock market in general, especially the Nasdaq National Market tier along with market prices for staffing companies, has experienced volatility that has often been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of Kforce common stock, regardless of Kforce’s operating results.

Among other things, volatility in Kforce’s stock price could mean that investors will not be able to sell their shares at or above the prices which they pay. The volatility also could impair Kforce’s ability in the future to offer common stock as a source of additional capital or as consideration in the acquisition of other businesses.

Significant increases in payroll-related costs could adversely affect Kforce’s business.

Kforce is required to pay a number of federal, state, and local payroll and related costs, including unemployment taxes, workers’ compensation and insurance, FICA, and Medicare, among others, for its employees and personnel. Certain state unemployment taxes have recently increased significantly. These and other significant increases in the effective rates of any payroll related costs likely would have a material adverse effect upon Kforce. Kforce’s costs could also increase as a result of health care reforms or the possible imposition of additional requirements and restrictions related to the placement of personnel. Recent federal and state legislative proposals have included provisions extending health insurance benefits to personnel who currently do not receive such benefits. Kforce may not be able to increase the fees charged to its clients in a timely manner and in a sufficient amount to cover increased costs, if any such proposals are adopted.

Provisions in Kforce’s articles, bylaws, and under Florida law may have certain anti-takeover effects.

Kforce’s articles of incorporation and bylaws and Florida law contain provisions that may have the effect of inhibiting a non-negotiated merger or other business combination. In particular, Kforce’s articles of incorporation provide for a staggered board of directors and permit the removal of directors only for cause. Additionally, management may issue up to 15 million shares of preferred stock, and fix the rights and preferences thereof, without a further vote of the shareholders. In addition, certain of Kforce’s officers have employment agreements containing certain provisions that call for substantial payments to be made to such officers upon any change in control. Certain of these provisions may discourage a future acquisition of Kforce, including an acquisition in which shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so. Moreover, the existence of these provisions may have a depressive effect on the market price of Kforce common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Any statements in this document about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook.” Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this document. The following cautionary statements identify important factors that could cause Kforce’s, Hall Kinion’s or the combined company’s actual results to differ materially from those projected in the forward-looking statements made in this document. Among the key factors that have a direct bearing on Kforce’s, Hall Kinion’s or the combined company’s results of operations are:

•	general economic and business conditions; the existence or absence of adverse publicity; changes in marketing and technology; changes in political, social and economic conditions;

•	competition in the staffing industry; general risks of the staffing industry;

•	success of acquisitions and operating initiatives; changes in business strategy or development plans; management of growth;

•	dependence on senior management; business abilities and judgment of personnel; availability of qualified personnel; labor and employee benefit costs;

•	ability to integrate effectively the two companies’ technology, operations and personnel in a timely and efficient manner;

•	ability of Kforce to retain and hire key executives, technical personnel and other employees;

•	ability of Kforce to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; and

•	the timing of, and regulatory and other conditions associated with, the completion of the merger and the ability of Kforce to combine operations and obtain operating synergies following the merger.

These factors and the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by Kforce or Hall Kinion, and you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and neither Kforce nor Hall Kinion undertakes any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Kforce or Hall Kinion to predict which will arise. In addition, neither Kforce nor Hall Kinion can assess the impact of each factor on Kforce’s, Hall Kinion’s or the combined company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

THE HALL KINION SPECIAL MEETING

This proxy statement/prospectus is being furnished to you as part of the solicitation of proxies by the Hall Kinion board of directors for use at the special meeting of Hall Kinion stockholders to be held on May 20, 2004 and at any adjournment or postponement of the meeting. We are first mailing this proxy statement/prospectus, this notice of special meeting of stockholders, the accompanying Form 10-K/A of Hall Kinion and the enclosed proxy card to you on or about April     , 2004.

Time and Place of the Special Meeting

The Hall Kinion special meeting will be held at the law offices of Gibson, Dunn & Crutcher LLP located at One Montgomery Street, Suite 3100, San Francisco, California 94104 on May 20, 2004 at 11:00 a.m., local time.

Purpose of the Special Meeting

At the special meeting, you will be asked to consider and approve a proposal to adopt the Amended and Restated Agreement and Plan of Merger, dated as of April 5, 2004, by and among Kforce, Novato Acquisition Corporation, a wholly-owned subsidiary of Kforce, and Hall Kinion, pursuant to which Novato Acquisition Corporation will merge with and into Hall Kinion, with Hall Kinion as the surviving corporation. As a result of the merger, Hall Kinion will become a wholly-owned subsidiary of Kforce. In the merger, Hall Kinion stockholders will receive, in exchange for shares of Hall Kinion common stock, an aggregate amount of fully paid and nonassessable shares of Kforce common stock based upon the exchange ratio. The exchange ratio is dependent on the Kforce stock market value. The Kforce stock market value is the average of the per share closing prices of Kforce’s common stock on the Nasdaq National Market over the 15 consecutive trading days on and including the third trading day prior to the date of the merger. If the Kforce stock market value is equal to or greater than $7.09, but less than $9.60, then the exchange ratio will equal .45, which results in Hall Kinion stockholders receiving between $40.4 million and $55.1 million in Kforce common stock. The collar around the .45 exchange ratio represents a 15% increase and a 15% decrease in the $8.34 closing price of Kforce common stock on December 1, 2003, the day immediately prior to the execution of the original merger agreement. If the Kforce stock market value is less than $7.09, then the exchange ratio will be $3.19 divided by the Kforce stock market value, which will result in Hall Kinion stockholders receiving approximately $40.4 million in Kforce common stock. If the Kforce stock market value is equal to or greater than $9.60, but less than or equal to $10.60, then the exchange ratio will be $4.32 divided by the Kforce stock market value, which will result in Hall Kinion stockholders receiving approximately $55.2 million in Kforce common stock. If the Kforce stock market value exceeds $10.60, the exchange ratio will be calculated by dividing $4.32 by $10.60, resulting in a fixed exchange ratio of .4075 for all Kforce stock market values greater than $10.60.

Hall Kinion knows of no other matters to be brought before the special meeting. If any matter incident to the conduct of the special meeting should be brought before the meeting, the persons named in the proxy card will vote in their discretion.

Board of Directors Recommendation

The Hall Kinion board of directors has unanimously approved and adopted the merger agreement and the merger, has deemed them advisable and recommends a vote “FOR” approval of the merger and adoption of the merger agreement.

Record Date; Stock Entitled to Vote; Quorum

The Hall Kinion board of directors has fixed the close of business on April 6, 2004 as the record date for the special meeting. Only holders of Hall Kinion common stock on the record date will be entitled to vote at the special meeting and any adjournments or postponements thereof. At the record date, 12,590,733 shares of Hall Kinion common stock were outstanding and entitled to vote and were held by approximately 61 stockholders of record.

The presence, in person or by proxy, of a majority of the outstanding shares of Hall Kinion common stock is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be included in the determination of shares present at the special meeting for purposes of determining a quorum.

Required Vote

Approval of the merger and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Hall Kinion common stock outstanding on the record date. Failure to vote, abstentions and broker “non-votes” will not be deemed to be cast either “FOR” or “AGAINST” the merger agreement and the merger. However, because approval of the merger and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Hall Kinion common stock, the failure to submit a proxy card or to vote in person at the special meeting, abstentions by a stockholder and broker non-votes all will have the same effect as a vote “AGAINST” the merger agreement and the merger. Approval and adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

All other matters presented for approval at the special meeting will require the affirmative vote of the holders of a majority of the outstanding shares of Hall Kinion common stock present in person or represented by proxy at the Hall Kinion special meeting and entitled to vote. As a result, with respect to the other matters, if any, presented for approval at the special meeting, the failure to submit a proxy card or to be present in person at the special meeting, and any broker non-vote, all will reduce the number of affirmative votes required to approve such matters. Abstentions by a stockholder will have the same effect as a vote against such other matters.

Statement of Shares held by Directors and Officers; Voting Agreements

As of the record date, Hall Kinion directors and executive officers and their affiliates held approximately 23.7% of the outstanding shares of Hall Kinion common stock. Each of Brenda C. Rhodes, Jeffrey A. Evans, Herbert I. Finkelman, Rita S. Hazell, Todd J. Kinion, Martin A. Kropelnicki, Jon H. Rowberry, Jack F. Jenkins-Stark and Michael S. Stein, each a director and/or executive officer of Hall Kinion, who hold shares of Hall Kinion common stock representing approximately 23.7% of the voting power of Hall Kinion, has entered into a voting agreement with Kforce in which he or she has agreed to vote (i) in favor of the approval of the merger agreement, (ii) against any action that would result in any of the conditions of Kforce’s obligations under the merger agreement not being fulfilled, (iii) against any action that would result in a breach by Hall Kinion of any its covenants, representations or warranties under the merger agreement, and (iv) against (A) any third party acquisition proposal, or (B) the election of a group of individuals to replace a majority or more of the individuals on the Hall Kinion board of directors. A form of Hall Kinion voting agreement is attached to this proxy statement/prospectus as part of Annex A. You should read it in its entirety.

Proxies; Voting and Revocation

All shares of Hall Kinion common stock represented by properly executed proxy cards received in time for the special meeting will be voted at the special meeting in the manner specified in such proxies. Shares of Hall Kinion common stock represented by properly executed proxy cards that do not contain voting instructions with respect to approval of the merger and adoption of the merger agreement will be voted “FOR” approval of the merger and adoption of the merger agreement. You may also vote your shares by telephone or through the Internet. Information for voting by telephone or through the Internet is set forth in the enclosed proxy card instructions.

You may revoke or change your proxy at any time prior to its being voted by filing a written instrument of revocation or change with the corporate secretary of Hall Kinion. You may also revoke your proxy by filing a duly executed proxy bearing a later date or by appearing at the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. If you attend the special meeting, you may vote in person whether or not you have previously given a proxy, but your presence at the special meeting, without notifying the corporate secretary of Hall Kinion, will not revoke a previously given proxy. In addition, if you beneficially hold shares of Hall Kinion common stock that are not registered in your own name, you will need additional documentation from the record holder of such shares to attend and vote the shares personally at the special meeting. For further information on how to vote your shares, please contact Martin A. Kropelnicki, Vice President, Chief Financial Officer and Secretary, Hall, Kinion & Associates, Inc., 75 Rowland Way, Suite 200, Novato, California 94945, at (415) 895-2200.

If you have voted your shares by telephone or through the Internet, you may revoke your prior telephone or Internet vote by recording a different vote, by signing and returning a proxy card dated as of a date that is later than your last telephone or Internet vote, or by appearing at the special meeting in person. If you have instructed a broker to vote your shares, you must follow directions from your broker to change those instructions.

Solicitation of Proxies

Proxies will be solicited through the mail and directly by officers, directors and employees of Hall Kinion not specifically employed for such purpose, without additional compensation. In addition to solicitation by mail, Hall Kinion’s directors, officers and employees may solicit proxies by telephone, fax, telegram, via the Internet or in person. Hall Kinion will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to the principals.

Stockholder Proposals

If the merger is not completed, or if Hall Kinion elects to hold its 2004 annual meeting of stockholders before the merger is completed, Hall Kinion stockholders may present proposals for inclusion in Hall Kinion’s proxy statement for consideration at the 2004 annual meeting by submitting them in writing to the offices of Hall Kinion at 75 Rowland Way, Suite 200, Novato, California 94945. Stockholders interested in submitting such a proposal are advised to contact knowledgeable counsel with regard to the detailed requirements of the applicable securities laws. Proposals generally must comply with the requirements of Rule 14a-8 of the Securities Exchange Act. If the date of the 2004 annual meeting changes by more than 30 days, the proposal must be received at Hall Kinion’s offices a reasonable time before Hall Kinion begins to print and mail its proxy materials. Otherwise, such proposals must have been received by March 2, 2004.

Rights of Appraisal

No Hall Kinion stockholder will have appraisal rights in connection with the merger.

THE MERGER

This section of the proxy statement/prospectus and the next section entitled “The Merger Agreement” beginning on page 57 describes the proposed merger. Although Kforce and Hall Kinion believe that the description in this section covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the merger.

General

The merger agreement provides that, at the effective time of the merger, Novato Acquisition Corporation, a wholly-owned subsidiary of Kforce, will merge with and into Hall Kinion, with Hall Kinion continuing in existence as the surviving corporation. Hall Kinion stockholders will receive, in exchange for shares of Hall Kinion common stock, an aggregate amount of fully paid and nonassessable shares of Kforce common stock based upon the exchange ratio. The exchange ratio is dependent on the Kforce stock market value. The Kforce stock market value is the average of the per share closing prices of Kforce common stock on the Nasdaq National Market over the 15 consecutive trading days on and including the third trading day prior to the date of the merger. If the Kforce stock market value is equal to or greater than $7.09, but less than $9.60, then the exchange ratio will equal .45, which will result in Hall Kinion stockholders receiving between $40.4 million and $55.1 million in Kforce common stock. The collar around the .45 exchange ratio represents a 15% increase and a 15% decrease in the $8.34 closing price of Kforce common stock on December 1, 2003, the day immediately prior to the execution of the original merger agreement. If the Kforce stock market value is less than $7.09, then the exchange ratio will be $3.19 divided by the Kforce stock market value, which will result in Hall Kinion stockholders receiving approximately $40.4 million in Kforce common stock. If the Kforce stock market value is equal to or greater than $9.60, but less than or equal to $10.60, then the exchange ratio will be $4.32 divided by the Kforce stock market value, which will result in Hall Kinion stockholders approximately $55.2 million in Kforce common stock. If the Kforce stock market value exceeds $10.60, the exchange ratio will be calculated by dividing $4.32 by $10.60, resulting in a fixed exchange ratio of .4075 for all Kforce stock market values greater than $10.60.

Upon completion of the merger, Hall Kinion will be a wholly-owned subsidiary of Kforce and market trading of Hall Kinion common stock will cease.

Background of the Merger

During the past three years, Hall Kinion has experienced a substantial reduction in revenues, primarily as a result of the downturn in the high technology business sector, which had been the historical focus of Hall Kinion’s business. Revenues for the year ended December 31, 2000 were approximately $296.0 million compared to revenues for the year ended December 31, 2002 of $120.0 million, a decrease of about 59%. As a result, Hall Kinion has taken actions to reduce costs in order to match revenues and expenses. Although the acquisition of OnStaff in 2002 resulted in a substantial increase in revenue during the first nine months of 2003, OnStaff revenues declined in the fourth quarter of 2003 as a result of the increase in interest rates and concurrent decline in home mortgage refinancings. During recent years, the costs of being a public company have significantly increased. Hall Kinion management as well as the Hall Kinion board of directors believed it would be a significant challenge to finance both short-term and long-term growth and maintain satisfactory levels of profitability at current revenue levels to ensure stockholder value. As a result of these and other factors, the Hall Kinion board of directors concluded that it was in the best interests of Hall Kinion stockholders for Hall Kinion to seek a merger with a larger company that could finance growth from the combination of the companies and achieve synergies from the integration of the companies’ executive, general and other administrative functions.

In March 2003, management of Hall Kinion was authorized by the Hall Kinion board of directors to negotiate an agreement with Baird to act as a financial advisor to Hall Kinion. While Baird’s engagement included seeking additional equity capital or a joint venture, Hall Kinion management and board of directors concluded, after discussions with Baird, that neither of these options provided a feasible long-term solution to the challenges faced by Hall Kinion. Thus, Baird’s efforts were focused on locating a potential acquiror for all or a substantial portion of Hall Kinion’s business. In March 2003, management held initial meetings with Baird to discuss the marketing process and negotiated the terms of Baird’s engagement.

During early April 2003, Baird began making initial calls to potential acquirors, including Kforce. These calls were designed to determine the level of interest of the potential acquirors in an acquisition in the staffing industry, without identifying Hall Kinion as the target. Baird prepared, distributed and negotiated a confidentiality agreement with the companies that had indicated an interest in the opportunity. Kforce executed a confidentiality agreement on April 24, 2003.

On April 24, 2003, Baird made a presentation to the Hall Kinion board of directors. The report included a summary of its marketing plan for Hall Kinion, including the development of management presentations, the status of completing marketing materials, assembling due diligence information and documentation for a data room and making initial contact with potential acquirors. Baird reported it had made initial inquiries to 37 companies that possessed general business, operating and financial characteristics representative of the companies in the industry in which Hall Kinion operates and that were believed to have the financial capability to complete a transaction. As a result of the initial inquiries, confidentiality agreements were signed with 21 companies. The Hall Kinion board of directors did not address any particular transaction structure in April 2003. The board of directors intended to weigh any offer to acquire Hall Kinion with the risks and benefits of continuing as an independent entity.

On May 14, 2003, Hall Kinion placed the marketing process on hold to allow for completion of the second quarter of fiscal 2003. The delay would allow for the marketing materials to include second quarter results, which were expected to reflect the operational improvements resulting from earlier restructuring efforts.

On July 24, 2003, Hall Kinion and Baird restarted the marketing process by distributing marketing materials to potential acquirors that had executed confidentiality agreements, including Kforce, and initiating discussions with four other potential acquirors. From August 18, 2003 through September 9, 2003, Hall Kinion made management presentations to potential acquirors that indicated an interest in acquiring Hall Kinion and provided due diligence information. These efforts led to oral and written indications of interest and due diligence requests from four companies, some of which were interested in Hall Kinion as a whole, and some of which were interested in portions of Hall Kinion’s business. On September 18, 2003, Kforce sent a letter to Baird outlining Kforce’s interest in acquiring Hall Kinion.

From September 18, 2003 through September 25, 2003, management of Hall Kinion and Baird reviewed the indications of interest, including the indication of interest from Kforce. Two of the parties were interested only in the Technology Professionals business and two of the parties were interested in Hall Kinion as a whole. On September 25, 2003, Baird made a presentation to the Hall Kinion board of directors regarding the indications of interest. The Hall Kinion board of directors concluded that it was in the best interests of stockholders to pursue a sale of the company as a whole. In reaching this conclusion, the Hall Kinion board of directors determined that the sale of the company as a whole would provide greater value to the stockholders than would be available if the company was to be sold in pieces. In addition, if sold in pieces, any unsold portion of the company might be too small to be viable as a public company. Of the two parties interested in acquiring Hall Kinion as a whole, the Kforce offer provided more aggregate consideration to the Hall Kinion stockholders. The Hall Kinion board of directors concluded, based on the information from Baird and management, that the terms of the indication of interest from Kforce provided the best potential transaction and authorized management and Baird to commence negotiations with Kforce. In making this determination, the Hall Kinion board of directors considered such factors as the liquidity that would become available to Hall Kinion stockholders as a result of an acquisition by Kforce, the common cultural attributes of the organizations, the financial terms of the proposed merger, and the cost savings and synergies that could result from the merger. The initial indication of interest from Kforce included a merger with Hall Kinion at an exchange ratio of 0.66 shares of Kforce common stock for each share of Hall Kinion common stock and other terms, including termination rights and price collars.

During October and November 2003, David L. Dunkel, the Chairman and Chief Executive Officer of Kforce, and Brenda C. Rhodes, the Chairman and Chief Executive Officer of Hall Kinion, held a number of phone conversations discussing the rationale underlying a potential combination of the two companies, including similar client lists, complementary geographic locations, common cultural attributes, and compatible sales organizations. During the same period, William L. Sanders, the Chief Operating Officer and former Chief Financial Officer of Kforce, and Martin A. Kropelnicki, the Chief Financial Officer of Hall Kinion, discussed potential cost savings and other synergies that could arise from the merger of the two companies, including elimination of public company costs at Hall Kinion, systems integration (both front and back office, because both companies use PeopleSoft applications), savings from consolidating back office operations and duplicative insurance costs, consolidation of offices and elimination of corporate overhead.

On October 3, 2003, Messrs. Dunkel and Sanders met with representatives of Lehman Brothers to discuss the engagement of Lehman Brothers to issue a fairness opinion in connection with the merger. On October 8, 2003, Kforce engaged Lehman Brothers to issue the fairness opinion because of their experience and highly regarded reputation in the area of mergers and acquisitions and familiarity with Kforce and its industry.

Between September 25, 2003 and December 2, 2003, Hall Kinion and Kforce completed due diligence and negotiated the terms of the definitive agreement. During that time, Baird, the financial advisor to Hall Kinion and Lehman Brothers, who provided a fairness opinion to Kforce, completed due diligence.

During the week of October 6, 2003 Kforce continued to analyze Hall Kinion’s operations, including the operations of Hall Kinion’s OnStaff division. Following this phase of due diligence, Kforce revised its initial offer, which provided for an exchange ratio of .69, by requesting an adjustment to the exchange ratio if Hall Kinion’s revenues in the fourth quarter were less than initially expected. Kforce requested the adjustment based on its analysis of Hall Kinion’s prospects on a going-forward basis.

On October 13, 2003, the Hall Kinion special committee met to discuss the results of the Kforce due diligence review and the proposal to adjust the exchange ratio. Hall Kinion made a counter proposal of an exchange ratio of .66 in response to Kforce’s revised exchange ratio and also proposed that all outstanding options be converted into options to purchase Kforce common stock.

Kforce made a revised proposal to Hall Kinion on October 14, 2003, providing for a reduced initial exchange ratio of .66 and a further adjustment to an exchange ratio of .60 if Hall Kinion fourth quarter revenues were less than $36.0 million. In addition, Kforce requested a termination right if Hall Kinion fourth quarter revenues were below $34.0 million and proposed that only vested in-the-money options would be converted into Kforce common stock on a “net-exercise basis.” Kforce proposed all out-of-the-money vested stock options and all unvested stock options would be cancelled. Kforce’s revised proposal was based on its evaluation of Hall Kinion’s business prospects and reflected the continuing decline in Hall Kinion’s business prospects.

On October 15, 2003, the Hall Kinion special committee met to discuss the revised Kforce proposal. As a result of the meeting further negotiations with Kforce were authorized;

On October 17, 2003, the Hall Kinion special committee met to discuss the results of the most recent negotiations and approved the revised exchange ratio proposal contained in the merger agreement, subject to review of draft agreements.

On October 23, 2003, the parties concluded that they could not reach an agreement at that time and suspended negotiations. At a regularly scheduled meeting held on October 24, 2003, the Kforce board of directors discussed the suspension of negotiations based on uncertainties related to Hall Kinion’s earnings and the decision to await the release of Hall Kinion’s third quarter financial results before proceeding further. The Kforce board of directors also discussed five other public companies identified as potential acquisition targets during Kforce’s ongoing search for acquisition candidates. None of the five potential targets expressed an interest in being acquired by Kforce at that time.

After the release of each party’s financial results for the third quarter, representatives of the parties had contact with each other over a period of several days. Based on their reevaluation of the potential combination between the parties in light of Hall Kinion’s declining performance and Kforce’s improving performance as revealed by the third quarter financial results, on November 7, 2003, the parties concluded that they should reopen negotiations.

On November 11, Kforce delivered a new term sheet, including an exchange ratio of .60, subject to a 15% collar. Kforce requested this exchange ratio as more appropriately reflecting the relative values of the two companies after the release of third quarter financial information. This was primarily due to the continued improvement in Kforce’s operating results and Kforce’s concerns about trends in the mortgage refinance industry and Hall Kinion’s OnStaff business. Thereafter, negotiations commenced regarding the new term sheet and the parties exchanged draft agreements and commenced negotiation of the agreements.

On November 13, 2003, the Hall Kinion special committee met to discuss the current term sheet and concluded that Hall Kinion should proceed with the negotiation of definitive agreements based on the proposed terms, which such draft definitive agreements would then be submitted to the full Hall Kinion board of directors;

On November 18, 2003, the Hall Kinion board of directors met to discuss the terms of the merger and related matters, and the results of Baird’s preliminary financial analyses. The Kforce proposal being considered included an exchange ratio of 0.60 shares of Kforce common stock for each share of Hall Kinion common stock, with a collar at 15% above and below the closing price of Kforce common stock on the day before announcement of a transaction. Kforce would have the right to terminate the agreement if its stock fell below $6.00 per share at closing or if Hall Kinion failed to achieve fourth quarter revenues of $34.0 million. If the Kforce common stock fell outside of the collar range, the exchange ratio would be adjusted pursuant to a formula. The other terms were not substantially changed. Representatives of Baird discussed with the Hall Kinion board of directors the premium implied by the current term sheet. Baird discussed the results of its preliminary financial analyses related to the proposed transaction, and indicated that, based on the current term sheet, it believed that it would be able to provide a fairness opinion. The results of Baird’s preliminary financial analyses were not materially different from the results of the financial analyses later presented to the Hall Kinion board of directors on December 2, 2003. At the conclusion of this meeting, the Hall Kinion board of directors authorized management and Hall Kinion’s advisers to complete negotiation of definitive agreements for further consideration by the Hall Kinion board of directors. Negotiations continued for the remainder of November.

On December 1, 2003, the Kforce board of directors held a telephonic meeting to discuss the materials regarding the merger that Mr. Dunkel distributed to the members of the board on November 25, 2003. Such materials contained an overview of Hall Kinion’s business, including major shareholder information, an organizational profile, client and industry information, historical financial data from 2000 through the third quarter of 2003, 2004 projections produced by Hall Kinion management and Baird, and pro forma financial statements based on estimated 2003 results for each company. Mr. Dunkel, Mr. Sanders, Howard W. Sutter, Vice President of Kforce, and Derrell E. Hunter, Chief Financial Officer of Kforce, also made presentations to the Kforce board of directors of an analysis of the proposed transaction between Kforce and Hall Kinion. Representatives of Lehman Brothers distributed an analysis of the latest proposed transaction to the Kforce board of directors, including a summary of the terms, the strategic rationale that Lehman Brothers and management of Kforce had previously discussed, a valuation of Hall Kinion and a financial analysis of the proposed transaction, exchange ratios and a pro forma analysis of the potential combination. Representatives of Lehman Brothers delivered a verbal summary of its fairness opinion. Representatives of Holland & Knight LLP, Kforce’s counsel, also attended the meeting. The Kforce board discussed the fact that Kforce had previously identified six potential public company targets over a year before but that little progress had been made in discussions with such targets.

The members of the Kforce board of directors acknowledged receipt and consideration of the proposed merger agreement and other written materials prepared by management and the Kforce board of directors’ legal obligations in connection with its consideration of the merger. The Kforce board of directors discussed, among other things, the belief that there might be significant synergies, an enhanced client base and greater cross-selling opportunities as a result of the merger. The Kforce board of directors approved the acquisition of Hall Kinion, subject to final negotiations by Kforce senior management and receipt of a written fairness opinion from Lehman Brothers. The Kforce board of directors also authorized Kforce’s officers to undertake all acts necessary or desirable to effect the merger.

A final written fairness opinion from Lehman Brothers that confirmed its oral opinion was delivered to the members of the Kforce board of directors on December 2, 2003.

On December 2, 2003, the Hall Kinion board of directors held a special meeting to discuss the terms of the draft merger agreement and the potential benefits and risks of the proposed acquisition by Kforce. Representatives of Gibson, Dunn & Crutcher LLP, Hall Kinion’s counsel (“Gibson Dunn”), and representatives of Baird also attended the meeting. The members of the Hall Kinion board of directors acknowledged receipt and consideration of written materials prepared by Gibson Dunn summarizing the terms of the proposed acquisition and the Hall Kinion board of directors’ legal obligations in connection with its consideration of the proposed merger. Representatives of Baird presented a summary of the transaction structure and a valuation analysis. Representatives of Gibson Dunn and Baird reviewed the terms of the original merger agreement and the merger with the Hall Kinion board of directors. Representatives of Baird discussed Baird’s financial analyses of the transaction with the Hall Kinion board of directors and delivered its verbal opinion, which was subsequently confirmed by delivery to the Hall Kinion board of directors of a written opinion dated December 2, 2003, to the effect that, as of that date and based on and subject to the matters described in the opinion, the exchange ratio was fair, from a financial point of view, to Hall Kinion’s stockholders. Following a thorough discussion of the proposed acquisition, the Hall Kinion board of directors voted unanimously to authorize the original merger agreement and to recommend that the Hall Kinion stockholders approve and adopt the original merger agreement and the merger.

On December 2, 2003, Hall Kinion and Kforce signed the original merger agreement, and certain officers, directors and stockholders of Hall Kinion and Kforce signed and delivered the voting agreements, and at approximately 5:00 p.m. EST, Hall Kinion and Kforce issued a joint press release announcing the proposed acquisition.

On December 3, 2003, Kforce and Hall Kinion held a joint conference call to discuss the proposed merger.

Promptly following the announcement of the original merger agreement, Kforce indicated that it wanted to commence introduction and orientation of Hall Kinion officers and mid-level management immediately, including holding meetings in Tampa, Florida. Consistent with its experience in the fourth quarter of previous years, which historically has the fewest number of billing days, Hall Kinion believed that it was important to maximize revenue generation in the fourth quarter of 2003. As a result, Hall Kinion was not willing to have its senior management and mid-level managers involved in off-site meetings, when it was critically important to achieve the minimum revenue target. After further negotiations between the parties between December 4, 2003 and December 9, 2003, Kforce concluded that Hall Kinion fourth quarter revenues would likely be reasonably close to $34 million, which would reflect a level of revenue sufficient for Kforce to proceed with the merger, and that it was of great importance that the combined company promptly commence integration processes. Accordingly, Hall Kinion agreed to cooperate with Kforce’s integration plan, and Kforce agreed to delete the $34 million revenue condition. In addition, the parties discussed arrangements with senior executives of Hall Kinion post-closing and agreed upon how severance compensation and other benefits would be handled in accordance with existing Hall Kinion employment agreements. See “Interests of Certain Persons in the Merger” on page 81 for detailed information regarding severance and other benefits to senior management of Hall Kinion following the merger. Finally, because Brenda Rhodes planned to resign at the closing of the merger, the parties concluded that integration efforts should be handled through Mr. Kropelnicki. On December 9, 2003, the respective boards of directors of Kforce, Hall Kinion, and Novato approved an amendment to the original merger agreement covering the matters described above.

On December 31, 2003, the companies further amended the original merger agreement to confirm certain agreements relating to the original merger agreement, including the payment of completion bonuses by Kforce to certain Hall Kinion employees following consummation of the merger, termination of the Hall Kinion Deferred Compensation Plan by Hall Kinion on or before December 31, 2003 and payments of the amounts due thereunder, and the payment of severance and other benefits to Rita Hazell and Brenda Rhodes. See “Interests of Certain Persons in the Merger” on page 81 for detailed information regarding severance and other benefits to senior management of Hall Kinion following the merger.

During the period February 19 through 27, 2004, Kforce received a number of indications that Hall Kinion’s financial condition may have substantially deteriorated. In particular, Kforce received information that Hall Kinion’s cash flow and cash position were deteriorating and that Hall Kinion was not in compliance with one of the financial covenants in its credit facility with CIT Business Credit as of the end of January and February 2004. Kforce was also concerned that Hall Kinion’s relationship with its other creditors was worsening.

On March 1, 2004, in a telephone conversation among Messrs. Sanders, Hunter, Kropelnicki, Healey and Evans, Mr. Sanders indicated that the financial condition at Hall Kinion required further examination by the board of directors before finalizing the proxy statement/prospectus. Mr. Sanders further indicated that he believed the board of directors would require, and the Kforce shareholders would expect, substantially revised terms or termination of the original merger agreement. Mr. Sanders asked that Hall Kinion provide Kforce with an expeditious written response.

Following the March 1, 2004 call from Kforce, the Hall Kinion board of directors authorized counsel to advise it regarding potential claims against Kforce if the merger was not completed on its original terms. The Hall Kinion board of directors concluded, notwithstanding the contrary position taken by Kforce, that Kforce did not have the right to terminate the original merger agreement. The board of directors considered whether the best interests of stockholders would be served better by (i) termination of the original merger agreement likely accompanied by litigation to recover at least $2 million in liquidated damages, including consideration of whether Hall Kinion could remain viable as an independent entity during a period in which other merger alternatives could be explored and (ii) commencing litigation against Kforce to seek a court order requiring Kforce to complete the merger on the terms originally negotiated. The board of directors also consulted with Baird regarding the current market valuation for the Company.

In a letter dated March 2, 2004, from Lawrence Calof of Gibson, Dunn & Crutcher LLP, counsel to Hall Kinion, to Robert J. Grammig of Holland & Knight LLP, counsel to Kforce, Mr. Calof, at the direction of the special committee of the board of directors of Hall Kinion, indicated that Hall Kinion did not believe that Kforce had any basis for terminating the original merger agreement and requested that the Kforce board of directors reconfirm its recommendation to the Kforce shareholders to approve the merger within three business days of the date of the letter.

In a letter dated March 5, 2004, from Mr. Grammig to Mr. Calof, Mr. Grammig outlined Kforce’s concerns regarding changes in Hall Kinion’s financial condition, liquidity and long-term prospects. Mr. Grammig further indicated that Kforce did not believe that, based upon the current circumstances, the board of directors of Kforce would reconfirm its recommendation to approve the merger. Mr. Grammig informed Mr. Calof that the Kforce board of directors would hold a special meeting on March 10, 2004 to review the current situation, make its decision regarding the transaction and finalize Kforce’s Annual Report on Form 10-K for the year ended December 31, 2003. Accordingly, Mr. Grammig reiterated Kforce’s prior request for renegotiation of the terms of the original merger agreement prior to the special meeting of its board of directors.

In a telephone conversation between Messrs. Sanders, Hunter, Sutter, Rowberry and Finkelman and Ms. Rhodes, on March 5, 2004, Mr. Sanders stated that Kforce was willing to proceed with a merger with Hall Kinion if Hall Kinion agreed to certain amendments to the original merger agreement, including a reduction in the exchange ratio.

In a letter dated March 6, 2004, from Mr. Calof to Mr. Grammig, Mr. Calof informed Mr. Grammig that as a result of the failure of the Kforce board of directors to reconfirm its recommendation to the Kforce shareholders to approve the merger, Hall Kinion was suspending further integration efforts, effective 10:00 a.m. PST, March 8, 2004, until the current situation was resolved.

In a letter dated March 8, 2004, from Mr. Sanders to Mr. Kropelnicki, Mr. Sanders informed Mr. Kropelnicki that Hall Kinion’s suspension of further integration efforts was a material breach of the original merger agreement and that Hall Kinion had three business days to cure such breach.

In a letter dated March 9, 2004, from Mr. Kropelnicki to Mr. Sanders, Mr. Kropelnicki stated that while he did not believe that Hall Kinion was in material breach of the original merger agreement, in order to avoid further concern over liquidity issues, Hall Kinion had arranged to provide for a guaranty to its lender that would permit Hall Kinion to meet its operational cash requirements through the closing of the merger.

In a letter dated March 9, 2004, from Mr. Calof to Mr. Grammig, Mr. Calof responded to Kforce’s oral proposal on March 5, 2004 to amend the original merger agreement, stating that Hall Kinion was willing to consider an amendment to the original merger agreement to reduce the exchange ratio.

At a March 10, 2004 special meeting concerning the transaction, the Kforce board of directors did not reconfirm its intention to recommend the proposed merger to the Kforce shareholders.

On March 11, 2004, Kforce filed its Annual Report on Form 10-K.

Between March 12, 2004 and March 26, 2004, the parties continued discussions relevant to a reduced exchange ratio and other amended terms. On March 26, 2004, a tentative agreement was reached on an exchange ratio of .45.

Between March 1 and April 5, 2004, the special committee of the Hall Kinion board of directors met on several occasions to discuss strategy and the process of negotiations relating to an amended and restated merger agreement and alternatives to the merger.

On March 27, 2004, the Hall Kinion board of directors held a special meeting and determined to accept a reduced exchange ratio in exchange for elimination of the absence of material adverse effect condition to closing in the original merger agreement. In addition, Hall Kinion proposed entering into a management agreement with Kforce pursuant to which Kforce would immediately begin managing the day-to-day operations of Hall Kinion. In reaching its conclusion to approve the new merger terms, the Hall Kinion board of directors concluded that a merger with Kforce at a lower exchange ratio was a better alternative for Hall Kinion stockholders due to risks and costs associated with potentially protracted litigation against Kforce, the lack of certainty of an alternative transaction, the risks associated with Hall Kinion continuing as an independent entity on a long-term basis due to the potential effects of a failed merger with Kforce, the likely dilution that would be experienced by Hall Kinion stockholders were Hall Kinion to seek to raise additional capital in the near future and the greater certainty of closing the proposed merger as a result of the elimination of certain closing conditions, including the condition that there have been no material adverse effect on Hall Kinion.

At a special meeting on April 1, 2004, the Kforce board of directors approved the revised terms of the merger and authorized management to finalize a revised agreement based on such terms.

The Hall Kinion board of directors met on April 5, 2004 to consider the revised terms of the merger, including an amended and restated merger agreement and the management agreement. Representatives of Gibson Dunn and representatives of Baird also attended the meeting. Representatives of Gibson Dunn summarized for the Hall Kinion Board the amended terms of the merger agreement and the terms of the management agreement. Representatives of Baird discussed Baird’s financial analyses of the amended transaction and delivered its verbal opinion, which was subsequently confirmed by delivery to the Hall Kinion board of directors of a written opinion dated April 5, 2004, to the effect that, as of that date and based on and subject to the matters described in the opinion, the exchange ratio was fair, from a financial point of view, to Hall Kinion’s stockholders. The full text of Baird’s opinion, dated April 5, 2004, which describes the assumptions made, general procedures followed, matters considered and the limitations on the scope of review conducted by Baird in rendering its opinion is attached as Annex B. Baird’s detailed analyses are summarized under “Fairness Opinion of Financial Advisor to Hall Kinion Board of Directors” commencing on page 43. These analyses included a comparison of the historical prices and trading activity of Hall Kinion’s common stock, Kforce’s common stock and certain other publicly traded companies deemed relevant by Baird; a comparison of the financial position, operating results and market trading multiples of Hall Kinion and Kforce and other publicly traded companies deemed relevant by Baird; a comparison of the proposed financial terms of the merger with the financial terms of other business combinations deemed relevant by Baird; a discounted cash flow analysis; and an analysis of potential pro forma effects of the merger. Following a thorough discussion of the proposed acquisition, the Hall Kinion board of directors voted unanimously to authorize the amended and restated merger agreement and management agreement and to recommend that the Hall Kinion stockholders approve and adopt the merger agreement and the merger.

On April 5, 2004, the companies entered into an amended and restated merger agreement to, among other things: (1) reduce the exchange ratio to .45; (2) eliminate the material adverse effect condition to Kforce’s obligation to consummate the merger; (3) eliminate the requirement for Kforce shareholder approval of the merger; (4) give Kforce the right to terminate the merger if its stock price decreases to less than $7.00 per share over a period of time prior to the closing of the merger; (5) revise the termination fee; and (6) extend the date by which the merger must be consummated. Simultaneously with the execution of the amended and restated merger agreement, the companies entered into a management agreement pursuant to which Hall Kinion delegated to Kforce the general authority to supervise and manage the day-to-day operations of Hall Kinion and to perform the specific functions set out in the management agreement prior to the completion of the merger.

On April 6, 2004, Kforce and Hall Kinion issued a joint press release announcing the revised terms of the merger.

Kforce’s Reasons for the Merger

The Kforce board of directors has unanimously approved the merger agreement and the transactions contemplated thereby and has determined that the terms of the merger and the merger agreement are fair and in the best interests of Kforce and its shareholders. The Kforce board of directors regularly reviews and discusses Kforce’s strategic plan and alternatives available for achieving Kforce’s strategic plan. During the course of its deliberations, the Kforce board of directors considered, with the assistance of management and its financial and other advisors, a number of business, financial, legal and other factors, including normalized annual expected savings of approximately $11.0 million annually from the elimination of significant duplicate costs, which would be partially offset by the amortization of identifiable intangible assets expected to be approximately $2.5 million annually, through:

•	the combination of executive, general and administrative functions;

•	the combination of numerous field offices; and

•	the elimination of Hall Kinion’s public company costs.

In the course of its deliberations, the Kforce board of directors reviewed with Kforce management and Kforce’s legal and financial advisors a number of additional factors that the Kforce board of directors deemed relevant, the most significant of which are the following:

•	the high quality of the operational personnel and the compatibility of the cultures of the two companies;

•	the consideration to be paid by Kforce in the merger;

•	the strategic and geographic fit of Kforce and Hall Kinion;

•	information concerning Kforce’s and Hall Kinion’s respective businesses, prospects, strategic business plans, financial performances and conditions, results of operations, technology positions, management and competitive positions;

•	the view of Kforce’s management as to the financial condition, results of operations and business of Kforce and Hall Kinion before and after giving effect to the merger, based on management’s due diligence, internal projections, publicly available earnings estimates and other publicly available information;

•	information concerning historical and current market prices with respect to Kforce’s common stock and Hall Kinion’s common stock;

•	the likelihood of a successful integration and the successful operation of the combined company;

•	the shareholders’ view of the combined company;

•	the terms and conditions of the merger agreement, the voting agreements, and the affiliate agreements, including without limitation the termination fees; and

•	the likelihood that the merger will be completed.

During the course of its deliberations concerning the merger, the Kforce board of directors also identified and considered a variety of potentially negative factors that could materialize as a result of the merger, including, but not limited to:

•	the risk that the potential benefits of the merger may not be realized, including that the expected operating synergies might not be achieved;

•	the possibility that the merger might not be consummated and the effect of the public announcement of the merger on Kforce’s partners, customers and employees;

•	the risks associated with obtaining the necessary approvals required to complete the merger;

•	the transaction costs of approximately $14.3 million involved in connection with closing the merger;

•	the management efforts and costs required to complete the integration of the businesses and operations of the two companies following the merger;

•	the risk that sales of substantial amounts of Kforce common stock in the public market after the proposed merger could materially adversely affect the market price of Kforce common stock;

•	the risk that customers and other business partners of Hall Kinion might terminate their relationships as a result of the merger; and

•	the other risks described under the section entitled “Risk Factors” beginning on page 20.

The Kforce board of directors concluded, however, that these negative factors could likely be managed or mitigated by Kforce or by the combined company or were unlikely to have a material impact on the merger or the combined company, and that, overall, the potentially negative factors associated with the merger were outweighed by the potential benefits of the merger.

The foregoing factors are not intended to be an exhaustive list of all factors considered. The Kforce board of directors conducted an overall analysis of the factors described above, including thorough discussion with and questioning of Kforce’s management and its legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Kforce board of directors found it impractical to, and did not, quantify or otherwise assign relative weights to the specific factors discussed above and considered in connection with its determination. In addition, the Kforce board of directors did not reach any specific conclusion with respect to each of the factors considered or any aspect of any particular factor. Moreover, the individual members of the Kforce board of directors may have accorded different values to different factors.

Hall Kinion’s Reasons for the Merger

The Hall Kinion board of directors has determined that the acquisition of Hall Kinion by Kforce is advisable, fair to and in the best interests of Hall Kinion and its stockholders, has unanimously approved and adopted the merger agreement and the merger, and unanimously recommends that the Hall Kinion stockholders vote “FOR” approval and adoption of the merger agreement and the merger. In making its recommendation to the stockholders, the Hall Kinion board of directors considered a number of factors, the most significant of which are the following:

•	current market prices for Hall Kinion common stock, the fluctuation in historical trading prices of the Hall Kinion common stock, the lack of liquidity in the market for Hall Kinion common stock, the inability to use Hall Kinion common stock at current price levels as consideration for acquisitions, which limits Hall Kinion’s growth potential, and the fact that the merger consideration includes a premium over the market price for Hall Kinion common stock on the last trading day before the merger was originally announced;

•	the greater liquidity of Kforce’s common stock following the merger as compared to Hall Kinion’s common stock;

•	the fact that Hall Kinion’s stockholders will have the opportunity to participate in the growth and opportunities of the combined company;

•	the likelihood that other offers or expressions of interest at prices higher than the merger consideration would have been expected to have surfaced prior to the execution of the merger agreement as a result of the marketing efforts conducted by Baird;

•	the Hall Kinion board of directors’ knowledge of Hall Kinion’s business, current financial condition and liquidity, the nature of the markets in which Hall Kinion competes and Hall Kinion’s position in those markets, Hall Kinion’s prospects for future growth as an independent company as compared with prospects as part of a larger enterprise; and the likelihood of further consolidation occurring in the industry and the effects of such consolidation;

•	the historical and potentially continuing downturn in technology spending, particularly by companies that historically had been part of Hall Kinion’s primary customer base, and the downturn in the demand for services in Hall Kinion’s OnStaff division;

•	the potential reduction in Hall Kinion’s liquidity under its line of credit as a result of decreased revenues, which results in a reduced borrowing base;

•	the potential synergies, cost savings and economies of scale, estimated in the range of $9.5 million to $12 million which would be partially offset by amortization of identifiable intangibles, resulting from the combined executive, general and administrative functions of the two companies following the merger;

•	Hall Kinion’s ability, subject to certain conditions, to respond to, and to accept, an unsolicited offer that is superior to the merger, if failing to do so would breach the fiduciary responsibilities of the Hall Kinion board of directors;

•	the fact that the merger is a tax-free reorganization, which will permit Hall Kinion stockholders to defer payment of capital gains taxes until they sell shares of Kforce common stock received in the merger;

•	the other terms of the merger agreement, including without limitation the termination fees; and

•	the analyses and financial presentations to the Hall Kinion board of directors in connection with the Hall Kinion board of directors’ consideration of the merger, including the opinion of Baird that the exchange ratio to be received by the Hall Kinion stockholders was fair, from a financial point of view.

In addition to the positive factors summarized above, the Hall Kinion board of directors also considered the following negative factors in reaching its determination:

•	the possibility that the merger might not be consummated, the impact of the transaction costs incurred if the merger is not completed, the risks associated with potential fluctuations in the price of Kforce common stock prior to the closing of the merger, including Kforce’s right to terminate the merger if its stock price decreases to less than $7.00 per share over a period of time prior to the closing of the merger and the effect of the public announcement of the merger on Hall Kinion’s sales, operating results, stock price and relations with employees and customers;

•	the risk that the potential benefits and synergies in the merger might not be fully realized;

•	the risk of a stock price decline in Kforce stock following the completion of the merger;

•	the costs and potential operational problems that may be incurred in the integration of the two companies’ operations;

•	the risks associated with diversion of management resources from operational matters for an extended period of time; and

•	the risks described under the section of this prospectus/proxy statement entitled “Risk Factors” beginning on page 20 of this proxy statement/prospectus.

The foregoing discussion of factors considered by the Hall Kinion board of directors is not exhaustive, but includes the material factors considered by the Hall Kinion board of directors in approving the merger and recommending that the Hall Kinion stockholders vote their shares in favor of the merger. The Hall Kinion board of directors did not find it practicable to, and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Hall Kinion board of directors made its determination based on the totality of the information available to it. The judgments of the individual members of the Hall Kinion board of directors may have been influenced to a greater or lesser extent by the different factors. In approving the merger, the Hall Kinion board of directors was aware of the interests of Hall Kinion’s management in the merger, as described under “Interests of Certain Persons in the Merger — Interests of Hall Kinion Directors and Officers” beginning on page 73.

Recommendation of the Hall Kinion Board of Directors

Taking into account all of the material facts, matters and information, including those described above, the Hall Kinion board of directors believes that the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Hall Kinion and its stockholders. The Hall Kinion board of directors unanimously recommends that Hall Kinion’s stockholders vote “FOR” approval of the merger and adoption of the merger agreement.

Fairness Opinion of Financial Advisor to the Hall Kinion Board of Directors

On March 26, 2004, Hall Kinion retained Robert W. Baird & Co. Incorporated to render its opinion as to the fairness, from a financial point of view, of the exchange ratio to the holders of Hall Kinion common stock.

On April 5, 2004, Baird rendered its opinion to the board of directors of Hall Kinion to the effect that, as of April 5, 2004 and based upon and subject to the various considerations described in the opinion, the exchange ratio of 0.45, was fair, from a financial point of view, to the holders of Hall Kinion common stock (other than Kforce and its affiliates). The full text of Baird’s opinion, dated April 5, 2004, which describes the assumptions made, general procedures followed, matters considered and limitations on the scope of review conducted by Baird in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated in this document by reference. Baird’s opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, of the exchange ratio to the holders of Hall Kinion common stock (other than Kforce and its affiliates) and does not constitute a recommendation to you as to how you should vote with respect to the amended merger agreement. The summary of Baird’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion attached as Annex B. Hall Kinion shareholders are urged to read the opinion carefully in its entirety.

In conducting its investigation and analysis and in arriving at its opinion, Baird reviewed information and took into account financial and economic factors it deemed relevant under the circumstances. In rendering its opinion, Baird, among other things:

•	reviewed certain internal information, primarily financial in nature, including forecasts, concerning the business and operations of Hall Kinion furnished to Baird for purposes of its analysis, as well as publicly available information including Hall Kinion’s recent filings with the SEC and equity analyst research reports prepared by various investment banking firms including Baird;

•	reviewed certain internal information, primarily financial in nature, concerning the business and operations of Kforce furnished to Baird for its analysis, as well as publicly available information including Kforce’s recent filings with the SEC and equity research reports prepared by various investment banking firms including Baird;

•	reviewed the amended and restated merger agreement and the related ancillary agreements and documents in the form presented to Hall Kinion’s board of directors;

•	compared the historical market prices and trading activity of Hall Kinion’s and Kforce’s common stock with those of certain other publicly traded companies Baird deemed relevant;

•	compared the financial position and operating results of Hall Kinion and Kforce with those of other publicly traded companies Baird deemed relevant and considered the market trading multiples of such companies;

•	compared the proposed financial terms of the merger with the financial terms of certain other business combinations Baird deemed relevant; and

•	reviewed certain potential pro forma effects of the merger.

Baird held discussions with members of Hall Kinion’s and Kforce’s respective senior management teams concerning Hall Kinion’s and Kforce’s historical and current financial condition and operating results, as well as the future prospects of Hall Kinion and Kforce, respectively. Baird also considered other information, financial studies, analyses and investigations and financial, economic and market data which Baird deemed relevant for the preparation of its opinion. Hall Kinion and Kforce determined the exchange ratio in arms-length negotiations. Hall Kinion did not place any limitation upon Baird with respect to the procedures followed or factors considered by Baird in rendering its opinion.

In arriving at its opinion, Baird assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to Baird by or on behalf of Hall Kinion and Kforce. Baird was not engaged to independently verify any of this information. Baird assumed, with Hall Kinion’s consent, that:

•	all material assets and liabilities (contingent or otherwise, known or unknown) of Hall Kinion and Kforce were as set forth in their respective financial statements;

•	the financial statements of Hall Kinion and Kforce provided to Baird present fairly the results of operations, cash flows and financial condition of Hall Kinion and Kforce, respectively, for the periods indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied;

•	the forecasts for Hall Kinion provided by Hall Kinion’s senior management (the “Hall Kinion forecasts”) were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Hall Kinion’s senior management as to the future performance of Hall Kinion;

•	the merger will be consummated in accordance with the terms set forth in the amended merger agreement, without any amendment thereto and without waiver by Hall Kinion or Kforce of any of the conditions to their respective obligations under the amended merger agreement;

•	in all respects material to Baird’s analyses, the representations and warranties contained in the amended merger agreement are true and correct and that Hall Kinion and Kforce will each perform all of the respective covenants and agreements it is required to perform under the amended merger agreement;

•	all material corporate, governmental, regulatory or other consents and approvals required to consummate the merger have been or will be obtained; and

•	the merger will be treated as a tax-free reorganization for federal income purposes.

At the direction of Hall Kinion, Baird relied on a published equity research analyst report prepared by Baird for estimates of Kforce’s projected financial performance for fiscal year 2004 (the “Kforce forecasts”). Also at the direction of Hall Kinion, Baird did not consider any expenses relating to the merger. In conducting its review, Baird did not undertake nor obtain an independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Hall Kinion or Kforce nor did it make a physical inspection of the properties or facilities of Hall Kinion or Kforce. Baird’s opinion necessarily was based upon economic, monetary and market conditions as they existed and could be evaluated on the date of its opinion, and did not predict or take into account any changes which may occur, or information which may become available, after the date of the opinion. Furthermore, Baird expressed no opinion as to the price or trading range at which any of Hall Kinion’s or Kforce’s securities (including Hall Kinion common stock and Kforce common stock) will trade following the date of Baird’s opinion.

The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion. Each of the following tables contained in this “Fairness Opinion of Financial Advisor to the Hall Kinion Board of Directors” section is qualified in its entirety by reference to the other disclosures contained in this section and to Baird’s opinion attached as Annex B to this proxy statement/prospectus.

Summary of Hall Kinion Implied Merger Multiples. Baird calculated the “implied equity value per share” reflected by the terms of the merger to be $4.13 for each share of Hall Kinion common stock. The implied equity values per share were obtained by multiplying the closing price per share of Kforce common stock of $9.18 on April 1, 2004 by the exchange ratio of 0.45. Baird calculated the “implied total equity value” and “implied enterprise value” of Hall Kinion as a result of the merger to be $53.1 million and $66.3 million, respectively. The implied total equity value was obtained by multiplying the implied equity value per share by the total number of common shares outstanding as of March 25, 2004, plus each outstanding, unexercised and fully vested option to purchase Hall Kinion common stock with an exercise price less than the Kforce stock market value multiplied by the exchange ratio, less gross proceeds from the exercise of those stock options. The implied enterprise value was obtained by adding Hall Kinion’s outstanding total debt, OnStaff earnout payment and the present value of the closed office lease expense to, and subtracting Hall Kinion’s cash and cash equivalents balances (as of February 29, 2004, as provided by Hall Kinion management) from, the implied total equity value.

In performing its analysis, Baird used, among other items, operating statistics exclusive of non-recurring items for Hall Kinion’s actual 2003 results and projected 2004 results. Baird calculated multiples of the implied enterprise value to Hall Kinion’s actual 2003 revenue, earnings before interest, taxes, depreciation and amortization (“EBITDA”), and earnings before interest and taxes (“EBIT”) as well as projected 2004 revenue, EBITDA, and EBIT, per the Hall Kinion forecasts. Baird also calculated multiples of the implied total equity value to Hall Kinion’s actual 2003 net income and EPS and projected 2004 net income and EPS, per the Hall Kinion forecasts. The table below summarizes the results of this analysis and is qualified in its entirety by reference to other disclosures contained in this section and Baird’s opinion attached as Annex B to this proxy statement/prospectus.

	Implied Hall Kinion Merger Multiples
	2003		2004
Implied Enterprise Value / Revenue	0.42	x	0.42	x
Implied Enterprise Value / EBITDA	60.0		16.6
Implied Enterprise Value / EBIT	N/M		39.2
Implied Equity Value / Net Income	N/M		54.4
Implied Equity Value / EPS	N/M		54.9

Summary of Hall Kinion’s Valuation Premiums. Baird compared the premium to holders of Hall Kinion common stock represented by the implied equity value per share of $4.13 to the closing prices for Hall Kinion common stock on April 1, 2004, seven days prior to April 1, 2004, and the average stock price between March 12, 2004, which was the first day following Kforce’s public comments regarding the status of the merger, and April 1, 2004. Baird calculated that the implied equity value per share represented the following premiums to holders of Hall Kinion common stock:

a premium of 48.1% over the closing price of $2.79 for Hall Kinion common stock on April 1, 2004;

a premium of 54.7% over the closing price of $2.67 for Hall Kinion common stock seven days prior thereto; and

a premium of 42.7% over the average closing price of $2.89 for Hall Kinion common stock from March 12 to April 1.

Baird noted that the exchange ratio in the merger of 0.45 Kforce shares per Hall Kinion share produced a range of implied premiums that, when taken in conjunction with Baird’s other analyses and based on its judgment and mergers and acquisitions experience, was supportive of its opinion as to the fairness, from a financial point of view, to Hall Kinion stockholders of the exchange ratio to be paid by Kforce in the merger.

Analysis of Selected Publicly Traded Hall Kinion Comparable Companies. Baird reviewed certain publicly available financial information as of the most recently reported period and stock market information as of April 1, 2004 for 14 publicly traded companies that Baird deemed relevant. The group of selected publicly traded staffing services companies is listed below:

Alternative Resources Corporation	MPS Group, Inc.
Analysts International Corporation	On Assignment, Inc.
Butler International, Inc.	RCM Technologies, Inc.
CDI Corporation	Robert Half International, Inc.
Computer Task Group, Inc.	Spherion Corporation
Hudson Highland Group, Inc.	TSR, Inc.
Kforce, Inc.	Volt Information Sciences, Inc.

Baird selected these companies based on its review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Hall Kinion operates. Baird noted that none of the companies reviewed is identical to Hall Kinion and that, accordingly, the analysis of these companies necessarily involves complex considerations and judgments concerning differences in the business, financial and operating characteristics of each company and other factors that affect the market values of these companies.

Baird also selected a subset of the group of 14 publicly traded companies that included eight companies that had an enterprise value of less than $250.0 million (“Small Cap”), as of April 1, 2004. The Small Cap group of selected publicly traded staffing services companies is listed below:

Alternative Resources Corporation	Hudson Highland Group, Inc.
Analysts International Corporation	On Assignment, Inc.
Butler International, Inc.	RCM Technologies, Inc.
Computer Task Group, Inc.	TSR, Inc.

Baird selected these companies based on its review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Hall Kinion operates and the market dynamics affecting smaller companies in the industry in which Hall Kinion operates. Baird noted that none of the companies reviewed is identical to Hall Kinion and that, accordingly, the analysis of these companies necessarily involves complex considerations and judgments concerning differences in the business, financial and operating characteristics of each company and other factors that affect the market values of these companies.

For each selected company, Baird calculated the implied equity value by multiplying the closing stock price of each company as of April 1, 2004, by the total number of outstanding shares on a diluted basis, utilizing the treasury method. In addition, Baird calculated enterprise value for each selected company by adding the book value of outstanding total debt, preferred stock and minority interests to, and subtracting cash and cash equivalents from, equity value. Baird then calculated multiples of enterprise value to each selected company’s latest quarter annualized (“LQA”) revenue, actual 2003 revenue, EBITDA and EBIT and projected 2004 revenue, EBITDA and EBIT, exclusive of non-recurring items, as of the most recently reported period. Baird also calculated multiples of each selected company’s equity value per share to each selected company’s actual 2003 EPS and projected 2004 EPS, exclusive of non-recurring items. Projected 2004 statistics for the selected companies were based on publicly available equity research analyst reports. Baird then compared the trading multiples for the selected companies to relevant Hall Kinion implied merger multiples, as implied in the merger, based on Hall Kinion’s operating results for the LQA period ended December 28, 2003, actual 2003 and projected 2004. The table below summarizes the results of the analysis and is qualified in its entirety by reference to the other disclosures contained in this section and Annex B of this proxy statement/prospectus.

	Implied Hall Kinion Merger Multiples		Implied Selected Public Comparable Company Trading Multiples
			All Comp. Companies								Small Cap Comp. Companies
			Low		Mean		Median		High		Low		Mean		Median		High
Enterprise Value Multiples:
LQA Revenue	0.49	x	0.20	x	0.54	x	0.48	x	1.91	x	0.20	x	0.38	x	0.42	x	0.55	x
2003 Revenue	0.42		0.20		0.55		0.45		2.00		0.20		0.37		0.39		0.53
2004 Revenue	0.42		0.20		0.70		0.54		1.73		0.20		0.35		0.35		0.51
2003 EBITDA	60.0	x	7.2	x	13.5	x	13.2	x	21.2	x	7.2	x	12.8	x	12.7	x	18.7	x
2004 EBITDA	16.6		12.6		17.5		17.1		23.0		N/M		N/M		N/M		N/M
2003 EBIT	N/M		7.4	x	14.2	x	13.0	x	23.4	x	7.4	x	7.7	x	7.7	x	8.0	x
2004 EBIT	39.2	x	20.1		21.9		21.9		23.6		N/M		N/M		N/M		N/M
Equity Value Multiples:
Cal. 2003 EPS	N/M		2.3	x	41.2	x	54.9	x	72.0	x	2.3	x	30.3	x	16.6	x	72.0	x
Cal. 2004 EPS	54.9	x	13.0		38.5		29.2		97.7		13.0		22.9		24.6		31.3

Based on the public company trading multiples, Baird analyzed the resulting implied exchange ratios derived from applying the selected comparable company valuation multiples to Hall Kinion’s LQA revenue, actual 2003 revenue, EBITDA, EBIT and EPS and projected 2004 revenue, EBITDA, EBIT and EPS. Baird derived an implied exchange ratio range of 0.11 to 2.54 Kforce shares per Hall Kinion share for the “All Comparable Companies” group and an implied exchange ratio range of 0.11 to 0.59 Kforce shares per Hall Kinion share for the “Small Cap Comparable Companies” group, as compared to the exchange ratio for the merger of 0.45 Kforce shares per Hall Kinion share. Baird concluded that, because the exchange ratio in the merger was within the implied exchange ratio range derived from the analysis, such analysis was supportive, when taken in conjunction with Baird’s other analyses, of its opinion as to the fairness, from a financial point of view, to the holders of Hall Kinion’s common stock of the exchange ratio to be paid by Kforce in the merger. The table below summarizes the results of the analysis and based upon the Exchange Ratio of 0.45. The analysis is qualified in its entirety by reference to the other disclosures contained in this section and Annex B of this proxy statement/prospectus.

	Implied Exchange Ratios(1)
	All Comp. Companies								Small Cap Comp. Companies
	Low		Mean		Median		High		Low		Mean		Median		High
Enterprise Value Multiples:
LQA Revenue	0.12	x	0.51	x	0.43	x	2.06	x	0.12	x	0.32	x	0.37	x	0.52	x
2003 Revenue	0.16		0.62		0.49		2.54		0.16		0.38		0.40		0.59
2004 Revenue	0.16		0.83		0.61		2.22		0.16		0.36		0.36		0.57
2003 EBITDA	N/M		N/M		N/M		N/M		N/M		N/M		N/M		N/M
2004 EBITDA	0.32	x	0.48	x	0.47	x	0.67	x	N/M		N/M		N/M		N/M
2003 EBIT	N/M		N/M		N/M		N/M		N/M		N/M		N/M		N/M
2004 EBIT	0.18	x	0.20	x	0.20	x	0.23	x	N/M		N/M		N/M		N/M
Equity Value Multiples:
Calendar 2003 EPS	N/M		N/M		N/M		N/M		N/M		N/M		N/M		N/M
Calendar 2004 EPS	0.11	x	0.32	x	0.24	x	0.80	x	0.11	x	0.19	x	0.20	x	0.26	x

(1)	Based on comparable company trading multiples and Kforce share price of $9.18 on April 1, 2004.

Analysis of Selected Comparable Acquisition Transactions. Baird reviewed certain publicly available financial information for eight selected acquisition transactions, which Baird deemed relevant. The eight transactions reviewed were (acquiror / acquired company):

—	Hire Calling Holding Company / SOS Staffing Services, Inc.
—	Management Group / The Judge Group, Inc.
—	Research Park Acquisition, Inc. / RWD Technologies, Inc.
—	Ohsea Holdings Limited / Professional Staff plc
—	Cravey, Green & Wahlen / AHL Services, Inc.
—	Intellimark Holdings, Inc. / Technisource, Inc.
—	Hall, Kinion & Associates, Inc. / OnStaff
—	Ciber, Inc. / Decision Consultants, Inc.
—	Aquent, Inc. / Renaissance Worldwide, Inc.

Baird chose these transactions based on its review of acquisition transactions that possessed general business, operating and financial characteristics representative of companies in the industry in which Hall Kinion operates. Baird noted that none of the selected transactions reviewed were identical to the merger. Accordingly, Baird noted that the analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Hall Kinion and other factors that would affect the acquisition value of comparable transactions including, among other factors, the general market conditions prevailing in the equity capital markets at the time of that transaction and the form of consideration used in the selected transactions.

For each selected transaction, Baird calculated multiples of enterprise value to each selected company’s LTM revenue and LTM EBITDA, exclusive of non-recurring items, as of the most recently reported period. Baird then compared the implied merger multiples for the selected transactions to relevant Hall Kinion implied merger multiples, as implied in the proposed merger, based on Hall Kinion’s operating results for 2003. The table below summarizes the results of these analyses and are qualified in their entirety by reference to the other disclosures contained in this section and Annex B of this proxy statement/prospectus.

	Implied Hall Kinion Merger Multiples		Implied Selected Acquisition LTM Multiples
	2003		Low		Mean		Median		High
Enterprise Value / Revenue	0.42	x	0.10	x	0.30	x	0.22	x	0.57	x
Enterprise Value / EBITDA	60.0		6.6		9.3		9.4		13.0

Based on implied selected acquisition multiples, Baird analyzed the resulting implied exchange ratios derived from applying the selected comparable acquisition valuation multiples to Hall Kinion’s 2003 revenue and EBITDA. Baird derived an implied exchange ratio range of 0.02 to 0.64 Kforce shares per Hall Kinion share, as compared to the exchange ratio in the merger of 0.45 Kforce shares per Hall Kinion share. Baird concluded that, because the exchange ratio in the merger was within the implied exchange ratio range derived from the analysis, such analysis was supportive, when taken in conjunction with Baird’s other analyses, of its opinion as to the fairness, from a financial point of view, to the holders of Hall Kinion’s common stock of the exchange ratio to be paid by Kforce in the merger. The table below summarizes the results of the analysis and is qualified in its entirety by reference to the other disclosures contained in this section and Annex B of this proxy statement/prospectus.

Implied Exchange Ratio(1)
	Low	Mean	Median	High
2003 Revenue	0.02x	0.29x	0.19x	0.64x
2003 EBITDA	N/M	N/M	N/M	N/M

(1)	Based on a Kforce share price of $9.18 as of April 1, 2004.

Baird also calculated the premiums paid for the equity in these transactions over the public market value of the equity at various times prior to the announcement of these transactions. Baird then compared the premiums of the selected acquisitions to the relevant Hall Kinion premiums implied in the merger based on Hall Kinion’s closing price one day and seven days prior to April 2, 2004. Additionally, Baird analyzed the 15 public company stock-for-stock mergers with enterprise values between $50.0 million and $100.0 million that were completed between January 1, 2002 and April 1, 2004. Baird then compared those premiums to the relevant Hall Kinion premiums implied in the merger based on Hall Kinion’s closing price one day and seven days prior to April 2, 2004. The table below summarizes the results of these analyses and are qualified in their entirety by reference to the other disclosures contained in this section and Annex B of this proxy statement/prospectus.

Premium	Implied Hall Kinion Transaction Premiums	Implied Selected Acquisition Premiums
		Selected Comparable Merger Transactions				Selected Stock-for-Stock Merger Transactions
		Low	Mean	Median	High	Low	Mean	Median	High
One-Day	48.1%	(47.7%)	56.5%	43.4%	167.9%	(17.0%)	31.1%	19.3%	113.4%
Seven-Days	54.7%	(53.8%)	59.6%	48.1%	150.0%	0.7%	45.0%	27.0%	136.8%

Discounted Cash Flow Analysis. Baird performed a discounted cash flow analysis of Hall Kinion on a stand alone basis using the Hall Kinion forecasts for calendar years 2004 through 2008 as provided by Hall Kinion, without taking into account any potential cost savings and synergies which may be realized following the merger. In that analysis, Baird assumed terminal value multiples of 0.30x to 0.40x revenue in calendar year 2008 and discount rates of 13.5% to 15.5%, which represent the estimated weighted average cost of capital for Hall Kinion. Given that Hall Kinion has a significant balance of net operating loss carryforwards (“NOLs”) currently on its balance sheet, Baird applied NOLs against any pre-tax earnings before interest, taxes and amortization in the tax expense calculation in the discounted cash flow analysis. That analysis produced a range of implied exchange ratios of 0.28 to 0.41 Kforce shares per Hall Kinion share, as compared to the exchange ratio in the merger of 0.45 Kforce shares per Hall Kinion share. Baird concluded that, because the exchange ratio in the merger was above the high end of the implied exchange ratio range derived from the analysis, such analysis was supportive, when taken in conjunction with Baird’s other analyses, of its opinion as to the fairness, from a financial point of view, to the holders of Hall Kinion’s common stock of the exchange ratio to be paid by Kforce in the merger.

Pro Forma Merger Analysis. Baird prepared a pro forma analysis of the financial impact of the merger. Baird compared the earnings per share of Kforce common stock, on a stand-alone basis, to the earnings per share of the common stock of the combined company on a pro forma basis for calendar year 2004, per the Hall Kinion forecasts. The analysis, based on the forecasts provided by Hall Kinion and assuming cost savings and operating synergies expected by the management of Hall Kinion and Kforce to result from a combination of the businesses of Hall Kinion and Kforce, indicated that the proposed transaction would be 49.2% accretive to Kforce shareholders on an earnings per share basis in calendar 2004. The results of the pro forma merger analysis are not necessarily indicative of future operating results or financial position. The actual results achieved by the combined company may vary from the projected results and the variations may be material. In conducting its analysis, Baird relied upon certain assumptions and projected earnings estimates described above for Hall Kinion and Kforce and the Hall Kinion projections.

Implied Exchange Ratio Analysis. Baird performed an analysis of the historical trading ratio between Hall Kinion common stock and Kforce common stock based on the closing market price per share of Hall Kinion common stock relative to the closing market price per share of Kforce common stock for each trading day for the latest twelve-month period ended April 1, 2004. This analysis yielded a trading ratio of 0.30 based on April 1, 2004 prices and 0.32 based on the average of the exchange ratios from March 12, 2004, which was the first trading day after Kforce’s press release regarding the status of the merger, to April 1, 2004. This analysis resulted in an implied exchange ratio range of approximately 0.30 to 0.32, as compared to the exchange ratio in the merger of 0.45 Kforce shares per Hall Kinion share. Baird concluded that, because the exchange ratio in the merger was above the implied exchange ratio range derived from the analysis, such analysis was supportive, when taken in conjunction with Baird’s other analyses, of its opinion as to the fairness, from a financial point of view, to the holders of Hall Kinion’s common stock of the exchange ratio to be paid by Kforce in the merger.

Analysis of Selected Publicly Traded Kforce Comparable Companies. In order to assess the relative public market valuation of the Kforce common stock to be used by Kforce in exchange for Hall Kinion common stock, Baird reviewed certain publicly available financial information as of the most recently reported period and stock market information as of April 1, 2004 for 14 publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies is listed below:

— Alternative Resources Corporation	— MPS Group, Inc.
— Analysts International Corporation	— On Assignment, Inc.
— Butler International, Inc.	— RCM Technologies, Inc.
— CDI Corporation	— Robert Half International, Inc.
— Computer Task Group, Inc.	— Spherion Corporation
— Hall, Kinion & Associates, Inc.	— TSR, Inc.
— Hudson Highland Group, Inc.	— Volt Information Sciences, Inc.

Baird chose these companies based on its review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Kforce operates. Baird noted that none of the companies reviewed is identical to Kforce and that, accordingly, the analysis of these companies necessarily involves complex considerations and judgments concerning differences in the business, financial and operating characteristics of each company and other factors that affect the market values of these companies.

Baird also selected a subset of the group of 14 publicly traded companies that included five companies that had an enterprise value of more than $250.0 million (“Large Cap”), as of April 1, 2004. The Large Cap group of selected publicly traded staffing services companies is listed below:

— CDI Corporation	— Spherion Corporation
— MPS Group, Inc.	— Volt Information Sciences, Inc.
— Robert Half International, Inc.

Baird selected these companies based on its review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Kforce operates and the market dynamics affecting larger companies in the industry in which Kforce operates. Baird noted that none of the companies reviewed is identical to Kforce and that, accordingly, the analysis of these companies necessarily involves complex considerations and judgments concerning differences in the business, financial and operating characteristics of each company and other factors that affect the market values of these companies.

For each selected company, Baird calculated the equity value by multiplying closing stock price of each company as of April 1, 2004, by the total number of outstanding shares on a diluted basis, utilizing the treasury method. In addition, Baird calculated enterprise value for each selected company by adding the book value of outstanding total debt, preferred stock and minority interests to, and subtracting cash and cash equivalents from, equity value. Baird then calculated multiples of enterprise value to each selected company’s LQA revenue, actual 2003 revenue, EBITDA and EBIT and projected 2004 revenue, EBITDA and EBIT exclusive of non-recurring items, as of the most recently reported period. Baird also calculated multiples of each selected company’s equity value per share to each selected company’s actual 2003 EPS and projected 2004 EPS, exclusive of non-recurring items. Projected 2004 statistics for the selected companies were based on publicly available equity analyst research reports. Baird then compared the trading multiples for the selected companies to relevant Kforce trading multiples based on Kforce’s operating results for actual 2003 and projected 2004. The table below summarizes the results of the analysis and is qualified in its entirety by reference to the other disclosures contained in this section and Annex B of this proxy statement/prospectus.

	Implied Kforce Trading Multiples		Implied Selected Public Comparable Company Trading Multiples
			All Comp. Companies								Large Cap Comp. Companies
			Low		Mean		Median		High		Low		Mean		Median		High
Enterprise Value Multiples:
LQA Revenue	0.56	x	0.20	x	0.53	x	0.42	x	1.91	x	0.21	x	0.80	x	0.58	x	1.91	x
2003 Revenue	0.59		0.20		0.52		0.39		2.00		0.21		0.82		0.56		2.00
2004 Revenue	0.56		0.20		0.73		0.51		1.73		0.31		0.98		0.89		1.73

2003 EBITDA	26.5	x	7.2	x	13.5	x	13.2	x	21.2	x	8.8	x	14.4	x	13.2	x	21.2	x
2004 EBITDA	18.1		12.6		17.3		16.1		23.0		12.6		17.3		16.1		23.0

2003 EBIT	43.9	x	7.4	x	14.2	x	13.0	x	23.4	x	17.9	x	24.2	x	23.4	x	31.4	x
2004 EBIT	23.6		N/M		N/M		N/M		N/M		N/M		N/M		N/M		N/M

Equity Value Multiples:
Cal. 2003 EPS	56.0	x	2.3	x	38.7	x	42.3	x	72.0	x	29.7	x	47.1	x	54.9	x	56.7	x
Cal. 2004 EPS	27.0	x	13.0		38.6		29.2		97.7		25.0		50.2		32.5		97.7

The foregoing is only a summary of the analyses performed by Baird and does not purport to be a complete description of its presentation to the Hall Kinion board of directors. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analysis and the summary set forth above must be considered as a whole and that selecting portions of the analysis and of the factors considered by Baird, without considering the entire analysis and all factors, would create an incomplete view of the processes underlying the analysis conducted by Baird and its opinion. Baird did not attempt to assign specific weights to particular portions of the analysis. Any estimates contained in Baird’s analysis are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth in Baird’s analysis. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold.

Baird, as part of its investment banking business, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate planning, corporate and other purposes. Hall Kinion retained Baird because of its reputation and substantial experience and expertise in the valuation of businesses and their securities in connection with mergers and acquisitions.

In the ordinary course of business, Baird may from time to time trade in securities, including the securities of Hall Kinion or Kforce, for its own account and for accounts of its customers and, accordingly, may at any time hold a long or short position in these securities.

Pursuant to an engagement letter dated March 26, 2004, between Hall Kinion and Baird, Hall Kinion agreed to pay Baird a fee of $200,000 payable upon delivery of this fairness opinion. This fee is not creditable against any other subsequent fee, regardless of the conclusions reached by Baird in such opinion. Pursuant to an engagement letter agreement dated April 8, 2003 between Hall Kinion and Baird, Hall Kinion agreed to pay Baird a non-refundable retainer fee of $50,000 fully creditable to the transaction fee; an additional fee of $300,000 payable upon delivery of Baird’s opinion letter dated December 2, 2003 in connection with Hall Kinion’s approval and execution of the original merger agreement, fully creditable to the transaction fee, regardless of the conclusions reached by Baird in such opinion; and a transaction fee, payable upon consummation of the merger, equal to 3.5% of total enterprise value up to $55.0 million, plus incentive compensation structure for total enterprise value in excess of $55.0 million, with a minimum transaction fee of $850,000. For purposes of calculating Baird’s transaction fee, total enterprise value will be determined by adding Hall Kinion’s outstanding total debt, OnStaff related payments and the present value of the closed office lease expenses to, and subtracting Hall Kinion’s cash and cash equivalents balances from, the implied total equity value at the time of consummation of the merger. Implied total equity value will be obtained by multiplying the price per share implied by the exchange ratio of 0.45 upon consummation of the merger subject to the collar mechanism, by the total number of common shares outstanding, plus each outstanding, unexercised and fully vested option to purchase Hall Kinion common stock with an exercise price less than the Kforce stock market value multiplied by the exchange ratio, less gross proceeds from the exercise of those stock options. As of April 5, 2004, the date of Baird’s fairness opinion to the Hall Kinion board of directors, assuming a Kforce price per share of $9.18 as of the close of trading on April 1, 2004, total enterprise value of Hall Kinion was equal to $66.3 million, implying a transaction fee of approximately $2.5 million. The implied transaction fee is an estimate of the actual transaction fee to be paid to Baird and depends upon the total equity value and total enterprise value as calculated at the consummation of the merger. In the engagement letter, which was negotiated between Hall Kinion and Baird, Hall Kinion has agreed to reimburse Baird for its reasonable out-of-pocket expenses which are estimated to be approximately $50,000. Hall Kinion has also agreed to indemnify Baird, its affiliates and their respective directors, officers, employees and agents and controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws.

In the past, Baird has performed investment banking services for Hall Kinion, including acting as co-manager on Hall Kinion’s initial public offering, lead manager on Hall Kinion’s secondary offering in April 2000, and as Hall Kinion’s financial advisor in connection with its acquisition of OnStaff in 2002. Baird received its customary compensation in each of these transactions.

Material United States Federal Income Tax Consequences

Subject to the limitations and qualifications set forth in this section, the discussion in this section represents the opinion of Holland & Knight LLP, counsel to Kforce, and Gibson, Dunn & Crutcher LLP, counsel to Hall Kinion, as to the material U.S. federal income tax consequences of the merger generally applicable to Hall

Kinion stockholders who hold their shares of Hall Kinion common stock as capital assets at the effective time of the merger and who exchange their shares for shares of Kforce common stock and, as applicable, cash in lieu of fractional shares of Kforce common stock in the merger. Holland & Knight LLP and Gibson, Dunn & Crutcher LLP have delivered these opinions, dated as of April 12, 2004, to Kforce and Hall Kinion respectively. The discussion set forth below does not address all U.S. federal income tax considerations that may be relevant to Hall Kinion stockholders in light of their particular circumstances, and does not apply to the treatment of stock options or warrants in the merger or the treatment of Hall Kinion stockholders that are subject to special rules under U.S. federal income tax laws, such as:

•	foreign persons;

•	financial institutions, insurance companies, mutual funds, dealers in securities or foreign currencies, tax-exempt organizations and stockholders subject to the alternative minimum tax;

•	stockholders who hold Hall Kinion common stock as part of a hedge, straddle, constructive sale or conversion transaction, or other risk reduction arrangement;

•	stockholders who acquired their Hall Kinion common stock through stock option or stock purchase programs or otherwise as compensation; and

•	stockholders whose functional currency is not the U.S. dollar.

In addition, this discussion does not consider the tax treatment of Hall Kinion stockholders that hold their Hall Kinion shares through a partnership or other pass-through entity and it does not address the tax consequences of the merger under foreign, state or local tax laws or U.S. federal estate tax laws.

Hall Kinion stockholders are urged to consult their own tax advisors regarding the tax consequences of the merger to them based on their own circumstances, including the application and effect of U.S. federal, state, local and foreign tax laws.

The following discussion is based on interpretations of the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as of the date of this proxy statement/prospectus, all of which are subject to change. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion and the tax consequences of the merger to Kforce, Hall Kinion and/or their respective stockholders. The following discussion is not binding on the Internal Revenue Service or a court and each are not precluded from asserting a contrary position.

Neither Kforce nor Hall Kinion has requested nor will either request a ruling from the Internal Revenue Service with regard to any of the tax consequences of the merger. Hall Kinion has received an opinion from Gibson, Dunn & Crutcher LLP, counsel to Hall Kinion, that the merger will constitute a “reorganization”, within the meaning of Section 368(a) of the Internal Revenue Code. Kforce has received an opinion from Holland & Knight LLP, counsel to Kforce, that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Each opinion is based upon the assumption that the merger will take place in the manner described in the merger agreement, and also assumes the truth and accuracy of certain factual representations made by Kforce and Hall Kinion which are customarily given in transactions of this kind.

Qualification as a “reorganization” means that, subject to the limitations and qualifications set forth in this discussion, the following U.S. federal income tax consequences will result from the merger:

•	A Hall Kinion stockholder will not recognize gain or loss on the exchange of Hall Kinion common stock for Kforce common stock pursuant to the merger, except with respect to fractional shares, as discussed below;

•	The total initial tax basis of any Kforce stock received by a Hall Kinion stockholder in the merger, less any cash received for fractional shares, will be equal to the total tax basis of the Hall Kinion common stock exchanged therefor; and

•	The holding period of the Kforce common stock received by a Hall Kinion stockholder in the merger will include the holding period of the Hall Kinion common stock surrendered therefor.

Even if the merger did qualify as a reorganization, the receipt of Kforce common stock could be a taxable transaction if the Internal Revenue Service were to successfully assert that such stock was being issued in whole or in part in exchange for consideration other than Hall Kinion stock. In addition, opinions of counsel are not binding on the Internal Revenue Service or the courts. As a result, neither Kforce nor Hall Kinion can assure you that the conclusions contained in this discussion will not be challenged by the Internal Revenue Service or sustained by a court if challenged. If the Internal Revenue Service were to assert successfully that the merger is not a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then each Hall Kinion stockholder would be required to recognize gain or loss equal to the difference between (i) the fair market value of the Kforce common stock received in the exchange and (ii) the stockholder’s tax basis in the Hall Kinion stock surrendered therefor. In such event, a Hall Kinion stockholder’s total initial tax basis in the Kforce common stock received would be equal to its fair market value at the effective time of the merger, and the stockholder’s holding period for the Kforce common stock would begin on the day after the merger. The gain or loss recognized would be long-term capital gain or loss if the Hall Kinion stockholder’s holding period for the Hall Kinion common stock was more than one year.

Cash Instead of Fractional Shares

Each Hall Kinion stockholder who receives cash in lieu of a fractional share of Kforce common stock in the merger will be treated as having received the fractional share interest in the merger and as having received cash in redemption of such fractional share interest. A Hall Kinion stockholder who receives cash instead of a fractional share of Kforce common stock generally will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received instead of a fractional share and (ii) the portion of the stockholder’s basis in its Hall Kinion stock that is allocated to the fractional share. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Hall Kinion stockholder held (or is treated as having held) the Hall Kinion shares for more than one year as of the effective time of the merger.

Backup Withholding of U.S. Federal Income Tax

A noncorporate holder of Hall Kinion shares may be subject to backup withholding with respect to the amount of cash, if any, received instead of fractional share interests unless the stockholder (i) provides a correct taxpayer identification number (which, for an individual stockholder, generally is the stockholder’s social security number) and certifies that he, she or it is not subject to backup withholding on the substitute W-9 that is included as part of the transmittal letter or (ii) otherwise is exempt from backup withholding. Backup withholding will not apply to a Hall Kinion stockholder who completes and signs the substitute Form W-9 that is included as part of the transmittal letter, or who otherwise proves to Kforce and its exchange agent that it is exempt from backup withholding. A Hall Kinion stockholder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax and may be claimed as a credit against a Hall Kinion stockholder’s federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

Reporting and Record Keeping

A Hall Kinion stockholder is required to retain records of the transaction, and to attach to the stockholder’s federal income tax return for the year of the merger a statement setting forth all relevant facts with respect to the non-recognition of gain or loss in the exchange. At a minimum, the statement must include (i) the stockholder’s tax basis in the Hall Kinion common stock surrendered and (ii) the fair market value, as of the time of the effective date of the merger, of the Kforce common stock received in the exchange therefor.

The preceding discussion does not purport to be a complete analysis of all potential tax consequences of the merger that may be relevant to a particular Hall Kinion stockholder. Holders of Hall Kinion common stock are urged to consult their own tax advisors regarding the specific tax consequences to them of the merger, including the applicability and effect of foreign, state, local and other tax laws.

Accounting Treatment

In accordance with United States generally accepted accounting principles, Kforce will account for the merger using the purchase method of accounting. Under this method of accounting, Kforce will record the market value of its common stock issued in connection with the merger and the amount of direct acquisition costs associated with the merger as the estimated purchase price of acquiring Hall Kinion. Kforce will allocate the estimated purchase price to certain assets acquired and liabilities assumed, based on their respective fair values at the date of the completion of the merger. Any excess of the estimated purchase price over those fair values will be accounted for as goodwill.

Intangible assets, currently estimated at $10.2 million, will generally be amortized over estimated useful lives of four years, resulting in an estimated accounting charge for amortization attributable to these items of approximately $2.5 million on an annual basis. Goodwill resulting from the merger will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). The amount of the estimated purchase price allocated to goodwill, which is based on certain assumptions set forth in the pro forma condensed combined financial statements, is estimated to be between $44.1 and $59.0 million depending on the value of Kforce common stock on the date of the closing of the merger agreement. The final fair values of identified intangible assets and goodwill to be recorded from this transaction are dependent on the final management assumptions and conclusions based upon an independent valuation of certain of the acquired assets and may differ materially from our current estimates. If Kforce management should change the assumptions used in the allocation of the purchase price, amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization of intangible assets. The amounts listed in this paragraph are only preliminary estimates. Actual amounts may differ significantly from these estimates.

Regulatory Clearances and Approvals

Kforce and Hall Kinion cannot complete the merger until they give notification and furnish information to the Federal Trade Commission and the Antitrust Division of the Department of Justice and observe a statutory waiting period requirement. Kforce and Hall Kinion filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division on December 17, 2003. Although the waiting period has terminated, at any time before or after the effective time of the merger, and notwithstanding that the waiting period has terminated or the merger may have been consummated, the Federal Trade Commission, the Antitrust Division or any state could take such action under the applicable antitrust or competition laws as it deems necessary or desirable. This action could include seeking to enjoin the completion of the merger. Private parties may also institute legal actions under the antitrust laws under some circumstances.

No Appraisal Rights

Under Delaware law, no holder of Hall Kinion common stock will have any appraisal rights in connection with the merger.

Quotation on the Nasdaq National Market

It is a condition to the merger that the shares of Kforce common stock to be issued in the merger be approved for trading on the Nasdaq National Market subject to official notice of issuance.

Delisting and Deregistration of Hall Kinion Common Stock

If the merger is completed, Hall Kinion common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

Federal Securities Laws Consequences

The shares of Kforce common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended. These shares will be freely transferable under the Securities Act, except for Kforce common stock issued to any person who is deemed to be an affiliate of Hall Kinion or Kforce. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Hall Kinion and include Hall Kinion’s officers and directors, as well as its principal stockholders. Hall Kinion’s affiliates may not sell their Kforce common stock acquired in the merger, except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

THE MERGER AGREEMENT

This section is a summary of the material terms and provisions of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. The following description is not intended to be a complete description of all the terms of the merger agreement. You should refer to the full text of the merger agreement for details of the merger and the terms and conditions of the merger agreement. Kforce and Hall Kinion encourage you to carefully read the complete merger agreement for the precise legal terms of the merger agreement and other information that may be important to you. The merger agreement is hereby incorporated by reference into this proxy statement/prospectus.

The Merger

The merger agreement provides that upon the closing, Novato Acquisition Corporation, referred to herein as Merger Sub, will be merged with and into Hall Kinion, with Hall Kinion as the surviving corporation. As a result of the merger, Hall Kinion will become a wholly-owned subsidiary of Kforce. The merger will become effective on the date of filing of a certificate of merger with the Secretary of State of the State of Delaware. This is referred to as the “effective time” of the merger. Following the merger, the certificate of incorporation and bylaws of Merger Sub will become the certificate of incorporation and bylaws of Hall Kinion, and the directors and officers of Merger Sub will become the directors and officers of Hall Kinion. In connection with the closing of the merger, certain members of Hall Kinion management will receive severance and other benefits which are described in detail under “Interests of Certain Persons in the Merger—Severance Arrangements”.

The Exchange Ratio and Treatment of Securities

At the effective time of the merger:

•	Hall Kinion stockholders will receive, in exchange for shares of Hall Kinion common stock, an aggregate amount of fully paid and nonassessable shares of Kforce common stock based upon the exchange ratio;

•	The exchange ratio is dependent on the Kforce stock market value. The Kforce stock market value is the average of the per share closing prices of Kforce common stock on the Nasdaq National Market over the 15 consecutive trading days ending on and including the third trading day prior to the date of the merger. The exchange ratio shall be determined as follows:

(1)	if the Kforce stock market value is equal to or greater than $7.09, but less than $9.60, then the exchange ratio will be .45, which will result in Hall Kinion stockholders receiving between $40.4 million and $55.1 million in Kforce common stock. The collar around the .45 exchange ratio represents a 15% increase and a 15% decrease in the $8.34 closing price of Kforce common stock on December 1, 2003, the day immediately prior to the execution of the original merger agreement;

(2)	if the Kforce stock market value is less than $7.09, then the exchange ratio will be $3.19 divided by the Kforce stock market value, which will result in Hall Kinion stockholders receiving approximately $40.4 million in Kforce common stock;

(3)	if the Kforce stock market value is equal to or greater than $9.60, but less than or equal to $10.60, then the exchange ratio will be $4.32 divided by the Kforce stock market value, which will result in Hall Kinion stockholders receiving approximately $55.2 million in Kforce common stock; or

(4)	if the Kforce stock market value exceeds $10.60, the exchange ratio will be calculated by dividing $4.32 by $10.60, resulting in a fixed exchange ratio of .4075 for all Kforce stock market values greater than $10.60.

We hope to complete the merger within one business day following the Hall Kinion stockholder meeting, or as soon as reasonably possible thereafter. However, there may be some delay between the Hall Kinion stockholders vote to approve the merger and when the merger is actually completed, during which time the price of Kforce common stock could decline. As a result, Hall Kinion stockholders will not know with certainty at the time they vote the value of the shares of Kforce common stock they will receive in the merger;

•	shares of Hall Kinion common stock held in the treasury of Hall Kinion or that are owned by Hall Kinion or Kforce will be canceled and no Kforce common stock or other consideration will be delivered in exchange for this cancellation;

•	each outstanding and fully vested option to purchase Hall Kinion common stock issued and outstanding immediately prior to the effective time with an exercise price less than (i) the Kforce stock market value multiplied by (ii) the exchange ratio automatically will be converted into the right to receive an aggregate amount of fully paid and nonassessable shares of Kforce common stock as if such option had been exercised on a “net-exercise basis” immediately prior to the effective time;

•	all other outstanding options to purchase Hall Kinion common stock will be automatically terminated as of the effective time;

•	each share of Merger Sub issued and outstanding immediately prior to the effective time will be converted into one share of the surviving corporation; and

•	the exchange ratio will be adjusted to provide for any reclassification, recapitalization, stock split, split up, stock dividend, combination, exchange of shares or any similar transaction with respect to, or rights issued in respect of, Hall Kinion common stock or Kforce common stock occurring before the merger.

Exchange of Certificates

Promptly after the effective time of the merger, Kforce’s exchange agent will mail to each stockholder of record of Hall Kinion a letter of transmittal containing instructions for the surrender of certificates representing Hall Kinion common stock in exchange for certificates representing Kforce common stock.

Holders of Hall Kinion common stock should not send in their certificates until they receive a letter of transmittal from the exchange agent.

If any Hall Kinion stock certificate is lost, stolen or destroyed, a Hall Kinion stockholder must provide an appropriate affidavit of that fact. Kforce may require a Hall Kinion stockholder to deliver a bond as indemnity against any claim that may be made against Kforce with respect to any lost, stolen or destroyed certificate.

Kforce will not issue any fractional shares in the merger. Instead of issuing fractional shares of Kforce common stock, the holders of shares of Hall Kinion common stock who would otherwise have been entitled to a fraction of a share of Kforce common stock pursuant to the merger agreement will receive cash in an amount equal to the product of the fractional interest of Kforce common stock the Hall Kinion stockholder would have been entitled to receive multiplied by the Kforce stock market value. No interest will be paid or accrued on cash in lieu of fractional shares, if any. Hall Kinion and Kforce currently estimate that not more than $1,000 in the aggregate will likely be paid to holders of Hall Kinion common stock in lieu of fractional shares.

If, after twelve months from the effective time of the merger, a holder of shares of Hall Kinion common stock has not surrendered the stock certificates representing such shares to the exchange agent, then the holder of stock certificates representing Hall Kinion common stock may look only to Kforce to receive its shares of Kforce common stock, cash in lieu of fractional shares and any unpaid dividends and distributions on shares of Kforce common stock.

None of Kforce, Merger Sub, Hall Kinion or the exchange agent will be liable to any holder of a certificate formerly representing shares of Hall Kinion common stock for Kforce common stock, cash in lieu of fractional shares or any unpaid dividends and distributions properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Transfer of Shares

The stock transfer books of Hall Kinion will be closed immediately upon the effective time and no transfers of shares of Hall Kinion common stock will be made or recorded on the stock transfer books after the effective time of the merger.

Representations and Warranties of Hall Kinion

The merger agreement contains customary representations and warranties of Hall Kinion, subject to qualifications, with respect to itself and its subsidiaries, relating to, among other things, the following matters:

•	corporate organization;

•	capitalization;

•	the corporate power and authority to execute, deliver and perform the merger agreement and to consummate the transactions contemplated by the merger agreement;

•	the absence of conflicts between the charters, bylaws, agreements and applicable laws, on the one hand, and the merger agreement and the consummation of the transactions contemplated thereby, on the other hand;

•	the absence of any required governmental consents, approvals or authorizations other than those specified in the merger agreement with respect to the execution of the merger agreement and the consummation of the transactions contemplated by the agreement;

•	the timely filing of documents and the accuracy of information contained in documents filed with the SEC;

•	the absence of undisclosed liabilities;

•	the absence of material changes or events relating to the businesses of Hall Kinion and its subsidiaries since December 28, 2003;

•	the absence of undisclosed pending or threatened material litigation;

•	compliance with applicable laws and possession of permits;

•	benefits plans and other employment-related matters;

•	the existence, validity and status of contracts;

•	compliance with environmental laws and regulations;

•	intellectual property matters;

•	title to properties;

•	insurance matters;

•	timely filing of tax returns and other tax-related matters;

•	the absence of actions that would prevent the merger from qualifying as a reorganization under Section 368 of the U.S. tax code;

•	the accuracy of information supplied by the parties in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	the absence of affiliate transactions except as disclosed in the merger agreement and the documents filed by Hall Kinion with the SEC;

•	the accuracy of information supplied with respect to customers and suppliers;

•	the inapplicability of state anti-takeover laws;

•	the receipt of an opinion from Robert W. Baird & Co. Incorporated, Hall Kinion’s financial advisor;

•	board approval of the merger agreement and the transactions contemplated thereby;

•	the absence of undisclosed broker’s and finder’s fees; and

•	the adequacy of cash flows to fund normal operations in the ordinary course of business.

Representations and Warranties of Kforce

The merger agreement also contains customary representations and warranties of Kforce, subject to qualifications, with respect to itself and its subsidiaries, relating to, among other things, the following matters:

•	corporate organization;

•	capitalization;

•	the corporate power and authority to execute, deliver and perform the merger agreement and the related agreements and to consummate the transactions contemplated by these agreements;

•	the absence of conflicts between the charters, bylaws, agreements and applicable laws, on the one hand, and the merger agreement and the consummation of the transactions contemplated thereby, on the other hand;

•	the absence of any required governmental consents, approvals or authorizations other than those specified in the merger agreement with respect to the execution of the merger agreement and the consummation of the transactions contemplated by the agreement;

•	the timely filing of documents and the accuracy of information contained in documents filed with the SEC;

•	the absence of undisclosed liabilities;

•	the absence of undisclosed pending or threatened material litigation;

•	compliance with applicable laws and possession of permits;

•	employee benefit matters;

•	intellectual property matters;

•	the accuracy of information supplied by the parties in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	the accuracy of information supplied with respect to customers and suppliers;

•	board approval of the merger agreement and the transactions contemplated thereby;

•	operations of Merger Sub;

•	the absence of undisclosed broker’s and finder’s fees; and

•	the validity of Kforce common stock to be issued in the merger.

Conduct of Hall Kinion’s Business Prior to the Merger

Simultaneously with the execution of the Amended and Restated Agreement and Plan of Merger on April 5, 2004, Hall Kinion and Kforce entered into a management agreement. Under the terms of the management agreement, Hall Kinion has delegated to Kforce the general authority to supervise and manage the day-to-day operations of Hall Kinion and to perform the specific functions set out in the agreement prior to the completion of the merger, including:

•	directing the payment of Hall Kinion’s financial obligations when necessary to continue the operation of Hall Kinion in the ordinary course, consistent with recent practices, including payments to vendors, landlords and employees;

•	causing the purchase of necessary supplies and services in the name of Hall Kinion;

•	negotiating and causing Hall Kinion to enter into such agreements as it may deem necessary or advisable, for the maintenance and operation of Hall Kinion’s business in the ordinary course; and

•	recruiting, hiring, training, promoting, assigning, setting the compensation level and discharging all Hall Kinion personnel as Kforce shall deem necessary, appropriate or convenient for the operation and management of Hall Kinion.

The management agreement contains certain restrictions designed to protect against potential conflicts of interest or disputes during the term of the management agreement prior to the completion of the merger, including the following:

•	Hall Kinion shall retain control over pricing of services to its customers;

•	except for arrangements which shall not take effect until the completion of the merger, Kforce shall not have the right to employ, at Hall Kinion’s expense, any person who has been in the employ of Kforce or its subsidiaries within the past 30 days, without the prior written consent of the special committee of the Hall Kinion Board of Directors;

•	Kforce shall not take any action with respect to Hall Kinion’s business that would have the effect of transferring revenue from Hall Kinion to Kforce or transferring expenses of Kforce to Hall Kinion, except as specifically provided in the management agreement, without the prior written consent of the special committee of the Hall Kinion Board of Directors;

•	Kforce will not take any action or omit to take any action that Hall Kinion is not permitted to take or omit to take under the provisions of Section 4.1(a) of the merger agreement, without the prior written consent of the special committee of the Hall Kinion Board of Directors; and

•	Kforce shall not hire any employee of Hall Kinion who has been terminated by Kforce for a period of one year following such termination of employment without the prior written consent of the special committee of the Hall Kinion Board of Directors.

In consideration of its services under the management agreement, Kforce shall receive, beginning April 2004, for each month or portion thereof that the management agreement is in effect, a management fee of $100,000 per month plus direct expenses, which shall be payable quarterly, beginning on July 1, 2004.

Additionally, the merger agreement contains restrictions on Hall Kinion’s conduct of its business pending the effective time of the merger or the termination of the merger agreement. These restrictions are designed to prevent major changes in Hall Kinion until the merger takes place, except to the extent set forth in the management agreement, the merger agreement or consented to by Kforce. In general, Hall Kinion has agreed that it and each of its subsidiaries will:

•	conduct its operations in the ordinary course consistent with past practices; and

•	use its reasonable efforts to: (i) keep available the services of its current officers and other employees; and (ii) preserve its relationship with customers, suppliers, employees and others having business dealings with it.

Hall Kinion has further agreed that it and each of its subsidiaries will not, except to the extent set forth in the merger agreement or consented to by Kforce:

•	incur or commit to any capital expenditures or any other obligations or liabilities other than capital expenditures which individually or in the aggregate will not exceed $100,000;

•	incur or forgive any additional indebtedness, other than in the ordinary course under its existing line of credit;

•	enter into any transactions with affiliates;

•	declare or pay any dividend or other distribution on any of its capital stock;

•	split, combine or reclassify its common stock;

•	repurchase, redeem or otherwise acquire any of its capital stock or any capital stock of any subsidiary;

•	issue additional shares of or securities convertible into, or options or rights to acquire, any capital stock, except in certain specified cases;

•	amend its certificate of incorporation or bylaws;

•	adopt a plan of complete or partial liquidation, dissolution, merger consolidation, restructuring, recapitalization or other reorganization;

•	alter the corporate structure of any subsidiary;

•	pledge or otherwise subject to any lien, shares of capital stock of Hall Kinion or any subsidiary;

•	enter into, adopt, make or amend any employment contract or employee benefit plan;

•	pay or agree to pay any severance to any director, officer, employee or consultant, subject to certain exceptions or otherwise increase the compensation of or benefits to any director, officer or employee;

•	purchase, acquire, lease or license-in any material asset having a fair market value in excess of $100,000, other than in the ordinary course of business;

•	settle or compromise any tax liability or fail to file any tax returns when due;

•	enter into any licensing, distribution, sponsorship, advertising, merchant program or other similar contracts which provide for payments by Hall Kinion or any of its subsidiaries in excess of $50,000;

•	fail to make timely filings with the SEC;

•	take any action that would result in a failure to maintain the trading of Hall Kinion common stock on the Nasdaq National Market;

•	amend or terminate any insurance policy;

•	amend its credit facility with CIT Group/Business Credit, Inc.;

•	fail to pay when due, consistent with past practice, its financial obligations in the ordinary course of business;

•	acquire the assets or securities of any business or person;

•	sell, lease, or otherwise dispose of any of its assets, other than in the ordinary course of business consistent with past practices;

•	make any investment in any individual or entity other than its subsidiaries;

•	incur or assume any debt or guarantee the debt of others, other than in the ordinary course of business consistent with past practices;

•	materially change its accounting principles, practices or methods;

•	settle or compromise claims or proceedings in excess of $100,000;

•	amend or otherwise modify or terminate any material contract of Hall Kinion or any of its subsidiaries;

•	take any action or omit to take any action for the purpose of impeding the consummation of the merger agreement or any transaction contemplated by it; or

•	agree or commit to do any of the above.

Conduct of Kforce’s Business Prior to the Merger

The merger agreement also contains restrictions on the conduct of Kforce’s and its subsidiaries’ businesses pending the effective time of the merger or the termination of the merger agreement. In general, Kforce has agreed that it and each of its subsidiaries will conduct its business in the ordinary course of business consistent with past practices. Kforce has further agreed that it and each of its subsidiaries will not, except to the extent set forth in the merger agreement or consented to by Hall Kinion:

•	declare or pay any dividend or distribution on any of its capital stock prior to the effective time;

•	amend its articles of incorporation or bylaws in a manner that would likely adversely affect the common stock of Kforce;

•	take any action that would result in a failure to maintain trading of Kforce’s common stock on Nasdaq National Market;

•	fail to timely make any required filings with the SEC; or

•	take any action or omit to take any action for the purpose of impeding the consummation of the merger agreement or any transaction contemplated by it.

Stockholder Meeting

Hall Kinion has agreed to hold a special meeting of its stockholders to consider and vote upon approval of the merger and the adoption of the merger agreement.

Reasonable Efforts

Subject to the conditions and limitations specified in the merger agreement, the parties have agreed to use their reasonable efforts to:

•	take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the merger and the other transactions contemplated by the merger agreement as soon as practicable;

•	prepare and file as promptly as practicable all documentation to effect all necessary applications, filings and other documents;

•	obtain all necessary consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or governmental entity in order to consummate the merger or any of the other transactions contemplated by the merger agreement;

•	make any appropriate filing pursuant to the Hart-Scott-Rodino Antitrust Improvements Act and all other necessary filings with other governmental entities with respect to the merger;

•	defend any lawsuits or other legal proceedings challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement; and

•	refrain from taking any action that would cause the merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

No Solicitation

The merger agreement contains detailed provisions prohibiting Hall Kinion from seeking an alternative transaction. Under these no solicitation provisions, subject to certain exceptions described below, Hall Kinion has agreed that neither it nor any of its subsidiaries nor any of their respective officers and directors will:

•	initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction to effect any of the following (each of which is referred to in this section as an “acquisition proposal”):

•	a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Hall Kinion or any of its subsidiaries;

•	any purchase or sale of assets having a fair market value in excess of 15% or more of the consolidated assets or 15% or more of the consolidated revenues of Hall Kinion;

•	any purchase or sale of, or tender offer or exchange offer for Hall Kinion’s equity securities that, if consummated, would result in a third party owning securities representing 15% or more of Hall Kinion’s common stock;

•	a plan of liquidation or the declaration or payment of an extraordinary dividend (whether in cash or other property);

•	the repurchase by Hall Kinion or any of its subsidiaries of more than 15% of the outstanding shares of Hall Kinion common stock;

•	the acquisition by Hall Kinion or any of its subsidiaries by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any person or business whose annual revenues or assets is equal to or greater than 20% of the annual revenues or assets of Hall Kinion and its subsidiaries, taken as a whole, for and at the 12 month period ended September 30, 2003; or

•	any other substantially similar transaction or series of related transactions that reasonably could be expected to result in the acquisition of a controlling interest in Hall Kinion;

•	have any discussion with or provide any confidential information or non-public data to any third party concerning any acquisition proposal, engage in any negotiation concerning any acquisition proposal or knowingly facilitate any effort or attempt to make or implement an acquisition proposal; or

•	approve or recommend, or propose publicly to approve or recommend, any acquisition proposal or execute or enter into, any letter of intent or agreement or obligation related to any acquisition proposal.

However, the merger agreement permits Hall Kinion to (i) comply with applicable law (including Rule 14d-9 and Rule 14e-2 promulgated under the Securities Exchange Act of 1934) with regard to an acquisition proposal, or (ii) make any disclosure to Hall Kinion’s stockholders or any public announcement if, in the good faith judgment of the Hall Kinion board of directors, after consultation with outside counsel, failure to so disclose would be inconsistent with any applicable law, rule or regulation or any duty of the board of directors; provided that Hall Kinion shall not, except in accordance with the provisions described below, withdraw, modify or qualify their recommendations of the transactions contemplated by the merger agreement.

The merger agreement also permits Hall Kinion’s board of directors to (i) withdraw, modify or qualify its recommendations of the transactions contemplated by the merger agreement, (ii) engage in discussions or negotiations with, or provide information to, any third party in response to an unsolicited bona fide written acquisition proposal, or approve or recommend, or propose publicly to approve or recommend, any acquisition proposal, or approve, recommend, cause or permit Hall Kinion to enter into any letter of intent, agreement or obligation related to any acquisition proposal if, and only to the extent that:

•	the approval of Hall Kinion’s stockholders for the merger agreement and the merger shall not have been obtained;

•	Hall Kinion has advised Kforce in writing of the superior proposal (as defined below), specifying the terms and conditions of such superior proposal and identifying the person making such superior proposal;

•	Kforce does not within five days of receiving notice of the superior acquisition proposal, make an offer that the board of directors of Hall Kinion by a majority vote determines is to be at least as favorable to the Hall Kinion stockholders as the superior proposal; and

•	Hall Kinion has terminated the merger agreement in accordance with its terms and paid Kforce the related termination fees.

Before Hall Kinion may, in connection with an acquisition proposal, provide any information to a third party or enter into any discussions with a third party, it must:

•	promptly notify Kforce of inquiries, proposals or offers received by, any information requested from, or any discussions sought to be initiated or continued with any of its representatives;

•	have received a confidentiality agreement from such third party containing provisions that are at least as restrictive as the comparable provisions in the confidentiality agreement between Kforce and Hall Kinion; and

•	furnish only the information with respect to Hall Kinion of the same type and scope that Hall Kinion provided to Kforce and any other information provided that it is simultaneously provided to Kforce.

In addition, Hall Kinion has agreed, subject to any obligation of confidentiality to which it may be bound, to promptly keep Kforce informed of the status and terms of any inquiries, proposals or offers and the status and terms of any discussions or negotiations, including the identity of the party making such inquiry.

A “superior proposal” means a bona fide written proposal made by a third party (i) to acquire, directly or indirectly, for consideration consisting solely of cash and/or publicly-traded securities (including securities that will be publicly-traded immediately upon the consummation of such superior proposal), one hundred percent 100% of the outstanding Hall Kinion common stock, or all or substantially all of the assets of Hall Kinion; (ii) that contains terms and conditions that the board of directors of Hall Kinion by a majority vote determines in good faith to be more favorable to the Hall Kinion stockholders than the merger involving Kforce but in any event, the consideration paid must be at least 5% greater than that offered by Kforce; (iii) that the board of directors of Hall Kinion by a majority vote determines in its good faith judgment to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal); (iv) that does not contain a “right of first refusal” or “right of first offer” with respect to any counter-proposal that Kforce might make; and (v) that does not contain any “due diligence” condition and for which any financing upon which it is conditioned is committed.

Fees and Expenses

Subject to the provisions relating to payment of termination fees, all expenses incurred in connection with the merger agreement will be paid by the party incurring such expenses.

Directors and Officers Indemnification and Insurance

The merger agreement provides that Kforce will indemnify and hold harmless, and advance expenses to all directors and officers of Hall Kinion any and all losses, claims, damages or liabilities arising out of or in connection with such person being an officer or director of Hall Kinion or any of its subsidiaries or in connection with the merger agreement or the transactions contemplated thereby. The surviving corporation will fulfill and honor all outstanding indemnification agreements between Hall Kinion and its officers and directors and any indemnification provisions under Hall Kinion’s certificate of incorporation or bylaws.

In addition, Hall Kinion will purchase at or prior to the effective time, a directors’ and officers’ insurance policy covering those Hall Kinion directors and officers covered by Hall Kinion’s existing insurance coverage for a period of six years, provided that the total cost of such insurance policy may not exceed $1.0 million.

Nasdaq

Kforce has agreed to use its reasonable best efforts to cause the Kforce common stock issued in the merger to be approved for listing on the Nasdaq National Market.

Affiliates

Hall Kinion has agreed to use its commercially reasonable efforts to obtain from each person who may be deemed an affiliate of Hall Kinion for purposes of Rule 145 under the Securities Act as soon as practicable an affiliate agreement substantially in the form attached as a part of Annex A to this proxy statement/prospectus.

Other Additional Agreements

Kforce and Hall Kinion have agreed as follows:

•	Hall Kinion and Kforce will promptly notify the other of (i) the occurrence or non-occurrence of any fact or event which would be reasonably likely to cause any representation or warranty contained in the merger agreement to be untrue or inaccurate in any material respect; or (ii) any material failure of Kforce or Hall Kinion, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it;

•	Hall Kinion will take all actions reasonably necessary and desirable to terminate Hall Kinion’s employee benefit plans, employee stock purchase plan and deferred compensation plans effective at the effective time;

•	Hall Kinion will provide Kforce access to its employees such that Kforce may, among other things, offer continued employment and provide information to such employees;

•	Kforce will arrange for each participant in the Hall Kinion employee benefit plans who becomes a Kforce employee after the closing of the merger to be eligible to participate in the Kforce employee benefit plans and to receive thereunder benefits that are generally equivalent in the aggregate to those received by Kforce employees with similar positions and responsibilities and qualifications;

•	Hall Kinion will file its Form 10-Q for the first quarter of 2004 by May 12, 2004 and shall not file for any extension thereof pursuant to Rule 12b-25 under the Exchange Act;

•	Brenda C. Rhodes’ participation in the day-to-day operations of Hall Kinion, the integration process and the merger has been defined and limited, provided that Ms. Rhodes shall continue to discharge her duties as Chief Executive Officer for federal securities law purposes; and

•	Kforce will assume after the closing the obligations of Hall Kinion to certain of its executive officers.

Post Merger Compensation

Certain Hall Kinion directors and executive officers will be compensated after the merger as follows:

•	Brenda C. Rhodes will be entitled to a cash payment in the amount of $1.1 million, the acceleration of $1.05 million in compensation otherwise owed to her, the acceleration of the vesting of “in-the-money” options to purchase 33,654 shares of Hall Kinion common stock, the acceleration of the forgiveness of approximately $300,000 of indebtedness owed to Hall Kinion, lifetime medical and other insurance coverage for her and her family, title to her leased automobile which has a fair value of approximately $75,000, use of her office and administrative staff for the remainder of the five-year term of the lease, a payment of $50,000 for unused vacation, sick leave and outplacement, and the release of, and reimbursement of any amounts drawn upon, a letter of credit issued by Ms. Rhodes in the aggregate amount of $2.5 million to guaranty an increase in Hall Kinion’s credit facility.

•	Martin A. Kropelnicki will be entitled to a cash payment of $990,000, salary at the annual rate of $300,000 and normal employee benefits so long as he remains as an employee of the combined entity, the acceleration of the vesting of “in-the-money” options to purchase 17,307 shares of Hall Kinion common stock, medical insurance and related benefits for a period of up to three years following the closing, title to his leased automobile, which has a fair value of approximately $75,000, and a payment of $50,000 for unused vacation, sick leave and outplacement.

•

Rita S. Hazell will be entitled to a cash payment of $880,000, a bonus from Hall Kinion of $25,000 for her efforts in connection with the integration of Hall Kinion and Kforce, the acceleration of vesting of

“in-the-money” options to purchase 10,924 shares of Hall Kinion common stock, the acceleration of the forgiveness of approximately $58,000 of indebtedness owed to Hall Kinion, medical insurance and related benefits for a period of up to three years following the closing, title to her leased automobile, which has a fair value of approximately $75,000, and a payment of $75,000 for unused vacation, sick leave and outplacement.

•	David Healey will be entitled to a cash payment of $198,000, salary at the annual rate of $135,000 and normal employee benefits so long as he remains as an employee of the combined entity, the acceleration of vesting of “in-the-money” options to purchase 5,124 shares of Hall Kinion common stock, medical insurance and related benefits for a period of one year following the closing, title to his leased automobile, which has a fair value of approximately $15,000 and a payment of $50,000 for unused vacation, sick leave and outplacement.

•	Todd Kinion will be entitled to the release of and reimbursement of any amounts drawn upon, the letter of credit issued by Mr. Kinion in the aggregate amount of $2.5 million to guaranty an increase in Hall Kinion’s credit facility.

Conditions to the Consummation of the Merger

The respective obligations of Kforce and Hall Kinion to effect the merger are subject to the following conditions:

•	the approval of the stockholders of Hall Kinion of the merger and the adoption of the merger agreement;

•	the absence of any law, temporary restraining order, injunction or other order issued by a court that has the effect of making the merger illegal or otherwise prohibiting consummation of the merger;

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act;

•	no suspension in the trading of securities generally on the Nasdaq National Market or the New York Stock Exchange;

•	no general moratorium on commercial banking activities by either federal or state authorities shall have been declared;

•	no material outbreak or escalation of hostilities, acts of terrorism or other domestic or international calamity, crisis or change in political, financial or economic conditions or other material event materially affecting financial markets in the United States shall have occurred; and

•	the registration statement of which this proxy statement/prospectus is a part shall have been declared effective, shall not be the subject of a stop order suspending the effectiveness of the registration statement, and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Kforce’s obligations to effect the merger are subject to the following additional conditions:

•	the representations and warranties of Hall Kinion in the merger agreement, shall be true and correct in all material respects when made, and certain representations and warranties of Hall Kinion in the merger agreement shall be true and correct as of the closing date (as qualified in the merger agreement), and Kforce shall have received a certificate of two executive officers of Hall Kinion to that effect;

•	Hall Kinion shall have performed in all material respects all obligations required to be performed by it under the merger agreement, and Kforce shall have received a certificate of two executive officers of Hall Kinion to that effect;

•	Kforce shall have received certificates from the Chief Executive Officer and the Chief Financial Officer of Hall Kinion, substantially in the form of the certificates included in Hall Kinion’s most recent SEC filings under the Sarbanes-Oxley Act, certifying certain matters related to Hall Kinion’s audited financial statements for the year ended December 28, 2003; and

•	each of Jeffrey A. Evans, Martin A. Kropelnicki, Brenda C. Rhodes, Rita S. Hazell and Todd J. Kinion shall have entered into a lock-up agreement.

Hall Kinion’s obligations to effect the merger are subject to the following additional conditions:

•	the representations and warranties of Kforce in the merger agreement, disregarding all qualifications and exceptions relating to materiality or material adverse effect, shall be true and correct when made and as of the closing date (except to the extent the representation and warranty speaks to another date, in which case are true and correct as of the other date), in each case except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Kforce, and Hall Kinion shall have received a certificate of two executive officers of Kforce and one executive officer of Merger Sub to that effect;

•	Kforce shall have performed in all material respects all obligations required to be performed by it under the merger agreement, and Hall Kinion shall have received a certificate of two executive officers of Kforce and one executive officer of Merger Sub to that effect; and

•	the shares of Kforce common stock to be issued in the merger and all other shares to be reserved for issuance in connection with the merger shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

Termination

The merger agreement provides that at any time prior to the effective time of the merger, and except as specifically provided in the merger agreement, whether before or after the Hall Kinion special meeting, the merger agreement may be terminated:

•	by mutual written consent of Kforce and Hall Kinion;

•	by either Kforce or Hall Kinion if:

•	the merger has not been completed on or before June 30, 2004, provided that the party seeking termination did not fail to fulfill any obligation under the merger agreement that has been a material cause of, or resulted in, the failure of the closing to occur on or before June 30, 2004;

•	any governmental entity issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement and such order, decree, ruling or other action shall have become final and non-appealable; or

•	Hall Kinion stockholders do not approve the merger and adopt the merger agreement at the Hall Kinion special meeting.

•	by Hall Kinion if:

•	Kforce breaches or fails to perform any of its representations or warranties, such that the conditions to closing are not capable of being satisfied on or before the termination date; or

•	Kforce materially breaches any of its covenants or agreements set forth in the merger agreement, and such breach cannot be cured within 20 business days after written notice thereof.

•	by Kforce if:

•	Hall Kinion’s board of directors fails to recommend the adoption of the merger agreement by its stockholders or withdraws, modifies or qualifies such recommendation (or proposes to do any of them) in a manner adverse to Kforce or takes any action or makes any statement in connection with its stockholder meeting inconsistent with such recommendation;

•	Hall Kinion willfully and materially breaches its obligations with respect to non-solicitation;

•	Hall Kinion fails to call a stockholder meeting or mail its stockholders the proxy statement/prospectus pursuant to the terms of the merger agreement;

•	Hall Kinion breaches or fails to perform any of its representations or warranties in the merger agreement, such that the conditions to closing are not capable of being satisfied on or before the termination date;

•	Hall Kinion materially breaches any of its covenants or agreements set forth in the merger agreement, and such breach is unable to be cured within 20 business days after written notice thereof;

•	between April 5, 2004 and the closing of the merger, the average of the closing sales prices of Kforce common stock on the Nasdaq National Market shall have been less than $7.00 per share for 15 consecutive trading days; or

•	Hall Kinion materially breaches the management agreement or the management agreement is terminated (other than a termination of the management agreement by Hall Kinion because of an uncured material breach of the management agreement by Kforce).

Kforce has not concluded whether it would exercise its walk-away rights if it has the opportunity to do so. Kforce’s determination of whether to proceed with the transaction in such a case will be based upon its board’s careful consideration, exercising its reasonable business judgment consistent with its fiduciary duties to Kforce’s shareholders, of the impact of the event triggering any walk-away rights on the valuation of Hall Kinion’s business in the merger and other strategic alternatives to the merger which may then be available to Kforce, as well as general market and industry conditions. Kforce’s board of directors reserves the right not to exercise its walk-away rights and to consummate the transaction if, taking into account its responsibilities, it determines that proceeding with the transaction is in its shareholders’ best interest.

Termination Fees

Hall Kinion has agreed to pay Kforce a termination fee of $6.0 million if:

•	Kforce terminates the merger agreement as a result of Hall Kinion’s board of directors failing to recommend the adoption of the merger agreement by its stockholders or withdrawing, modifying or qualifying such recommendation (or proposing to do any of them) in a manner adverse to Kforce or taking any action or making any statement in connection with its stockholder meeting inconsistent with such recommendation;

•	Kforce terminates the merger agreement as a result of Hall Kinion willfully and materially breaching its obligations with respect to non-solicitation; or

•	Kforce terminates the merger agreement as a result of Hall Kinion failing to call a stockholder meeting or failing to mail its stockholders the proxy statement/prospectus pursuant to the terms of the merger agreement.

In addition, Hall Kinion will pay Kforce an amount equal to the difference, if any, between 3% of the transaction value paid to Hall Kinion’s stockholders in a third party acquisition proposal and $6.0 million if: (i) at any after the date of the merger agreement and before Hall Kinion’s stockholders approve the merger an acquisition proposal with respect to Hall Kinion has been publicly announced or otherwise communicated to the stockholders of Hall Kinion; and (ii) prior to December 31, 2004, Hall Kinion or any of its subsidiaries enters into any definitive agreement with respect to, or consummates, any acquisition proposals.

Termination of the merger agreement by Kforce for any reason other than: (i) under those circumstances set forth in the preceding paragraphs; (ii) upon the mutual written consent of Kforce and Hall Kinion; (iii) as a result of the failure to obtain Hall Kinion stockholder approval; (iv) as a result of a breach of any representation, warranty or covenant of Hall Kinion; (v) if the average of the closing share prices of Kforce common stock on the Nasdaq National Market shall have been less than $7.00 per share for 15 consecutive trading days; (vi) as a result of the Hall Kinion’s failure to satisfy a condition to closing; or (vii) as a result of any material breach of the management agreement by Hall Kinion or a termination of the management agreement (other than because of an uncured material breach of the management agreement by Kforce); could result in Kforce being required to pay to Hall Kinion a termination fee in the amount of $6.0 million.

Amendment; Extension and Waiver

The parties may amend the merger agreement at any time before or after the approval of the proposals by the Hall Kinion stockholders. Following any such stockholder approval, no amendment shall be made which by law requires further approval by Hall Kinion stockholders (such as any amendment of the merger agreement that changes the amount or form of the consideration to be delivered to the Hall Kinion stockholders or any other material changes to the merger agreement) without such further approval. In the event that approval of the Hall Kinion stockholders is not required to amend the merger agreement in a material fashion, the parties will notify the Hall Kinion stockholders by issuing a press release.

At any time prior to the effective time of the merger, the parties may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance by the other party with any of the agreements or conditions in the merger agreement.

Any extension or waiver described above will be valid if set forth in writing and signed on behalf of the waiving party.

Related Agreements

Hall Kinion Voting Agreements

Each of Brenda C. Rhodes, Jeffrey A. Evans, Herbert I. Finkelman, Rita S. Hazell, Todd J. Kinion, Martin A. Kropelnicki, Jon H. Rowberry, Jack F. Jenkins-Stark and Michael S. Stein, each a director and/or executive officer of Hall Kinion, has entered into a voting agreement with Kforce and has granted William L. Sanders, Howard W. Sutter and Derrell E. Hunter, each of whom is an executive officer of Kforce, an irrevocable proxy to vote all of the voting securities of Hall Kinion which are beneficially owned by each of them as follows:

•	in favor of the approval of the merger agreement and the transactions contemplated thereby;

•	against any action that would result in a breach in any respect of any covenant, representation or warranty, or any other obligation or agreement, of Hall Kinion under the merger agreement or of the stockholders under the Hall Kinion voting agreement;

•	against any third party acquisition proposal; and

•	against any change in a majority of the individuals who constitute the Hall Kinion board of directors.

As of the record date, Brenda C. Rhodes, Jeffrey A. Evans, Herbert I. Finkelman, Rita S. Hazell, Todd J. Kinion, Martin A. Kropelnicki, Jon H. Rowberry, Jack F. Jenkins-Stark and Michael S. Stein hold shares of Hall Kinion common stock representing in the aggregate approximately 23.7% of the voting power of the outstanding Hall Kinion common stock. The Hall Kinion voting agreements will terminate on the earlier of the termination of the merger agreement and the effective time of the merger. A form of Hall Kinion voting agreement is attached to this proxy statement/prospectus as part of Annex A.

Affiliate Agreements

Hall Kinion has agreed to use reasonable commercial efforts to cause each of its affiliates to execute an affiliate agreement prior to the effective time of the merger. Pursuant to the form of affiliate agreement, each affiliate will agree not to sell, transfer or otherwise dispose of Kforce common stock received in the merger in violation of the rules and regulations of the SEC promulgated under the Securities Act of 1933, as amended, and will acknowledge the resale restrictions imposed by Rule 145 under the Securities Act on shares of Kforce common stock to be received by such affiliate in the merger. In accordance with the affiliate agreement, Kforce will be entitled to place appropriate legends on these Hall Kinion stockholders’ certificates evidencing any Kforce common stock to be received by them. The form of the Hall Kinion affiliate agreement is attached to this proxy statement/prospectus as part of Annex A.

Lock-up Agreements

As required by the merger agreement, each of Brenda C. Rhodes, Rita S. Hazell and Todd J. Kinion will enter into a lock-up agreement with Kforce that prohibits each of them from selling more than 40,000 shares of Kforce common stock per day for a period of 180 days after the effective time of the merger. Each lock-up agreement will contain provisions customary for agreements of this type. Each of Jeffrey A. Evans and Martin A. Kropelnicki will enter into a similar lock-up agreement except that Messrs. Evans and Kropelnicki are prohibited from selling any shares of Kforce common stock for a period of 90 days after the effective time of the merger, and following the expiration of such 90-day period, Messrs. Evans and Kropelnicki will be prohibited from selling more than 40,000 shares of Kforce common stock per day for an additional period of 90 days. In addition to the restrictions set forth in the lock-up agreements, each of the above individuals will be subject to the restrictions of Rule 145 promulgated under the Securities Act of 1933, as amended. In general, for a period of one year following the consummation of the merger, Rule 145 will prohibit in any three month period the sale of Kforce common stock by such individuals in an amount exceeding the greater of: (i) one percent of the outstanding common stock of Kforce, or (ii) the average weekly trading volume of Kforce common stock during the four calendar weeks preceding the filing of a form specified by the SEC. A form of lock-up agreement that will be executed by each of the foregoing individuals is attached to this proxy statement/prospectus as part of Annex A. You should read it in its entirety.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Certain information regarding stock ownership, biographies, compensation and transactions of Kforce management and directors is included in Kforce’s annual report on Form 10-K at Items 10, 11, 12 and 13 and is incorporated herein by reference. See “Where You Can Find More Information” beginning on page 80.

Certain information regarding stock ownership of Hall Kinion management and directors is included in Hall Kinion’s most recent annual report on Form 10-K/A at Item 12 and is incorporated herein by reference. See “Where You Can Find More Information” beginning on page 80.

Interests of Kforce Directors and Officers

As of March 31, 2004, the directors and executive officers of Kforce collectively beneficially owned approximately 10,277,814 shares of Kforce common stock. These officers and directors may be deemed to have beneficial ownership either by themselves or with others.

Effect of the Merger on the Amount and Percentage of Certain Stockholders of Kforce

The following table shows the amount of Kforce common stock beneficially owned (unless otherwise indicated) as of March 31, 2004 by (1) Kforce’s directors, (2) Kforce’s chief executive officer and Kforce’s three other highest paid executive officers for fiscal year 2003, and (3) all of Kforce’s directors and executive officers as a group.

The percentage of beneficial ownership for the following table is based on 30,847,533 shares of Kforce common stock outstanding as of March 31, 2004. The number of shares beneficially owned and the percentage of beneficial ownership shown in the following table under the column “Shares of Common Stock Owned After the Merger” is based on what Kforce’s capitalization would be if: (i) the merger had been consummated on April 5, 2004 and (ii) 5,736,930 shares of Kforce common stock were issued in the merger as of that date. Shares of Kforce common stock subject to options that are currently exercisable or convertible within 60 days of March 31, 2004 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the number and percentage ownership of Kforce common stock of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of Kforce common stock of any other person. Unless otherwise indicated, the address for each listed shareholder is c/o Kforce Inc., 1001 East Palm Avenue, Tampa, Florida 33605.

	Shares of Kforce Common Stock Beneficially Owned Prior to the Merger		Shares of Kforce Common Stock Beneficially Owned After the Merger
	Number(1)(2)	Percent	Number(1)(2)	Percent
Directors and Other Named Executive Officers
David L. Dunkel	4,523,306	14.0%	4,523,306	11.9%
John N. Allred	91,858	*	91,858	*
W.R. Carey, Jr.	123,774	*	123,774	*
Richard M. Cocchiaro	1,820,069	5.9%	1,820,069	5.0%
Mark F. Furlong	36,955	*	36,955	*
Derrell E. Hunter	—	—	—	—
Joseph J. Liberatore	394,097	1.3%	394,097	1.1%
Todd W. Mansfield	50,000	*	50,000	*
Ken W. Pierce	209,588	*	209,588	*
Elaine D. Rosen	1,000	*	1,000	*
William L. Sanders	887,342	2.8%	887,342	2.4%
Ralph E. Struzziero	169,169	*	169,169	*
Howard W. Sutter	1,767,321	5.7%	1,767,321	4.8%
A. Gordon Tunstall	90,000	*	90,000	*
All directors and executive officers as a group (16 persons)	10,267,114	30.1%	10,267,114	25.8%

*	Less than 1% of the outstanding common stock

(1)	Includes the number of shares subject to purchase pursuant to currently exercisable options or options exercisable within 60 days of March 31, 2004 as follows: Mr. Dunkel, 1,384,334; Mr. Allred, 60,718; Mr. Carey, 123,774; Mr. Cocchiaro, 29,837; Mr. Furlong, 19,855; Mr. Liberatore, 382,867; Mr. Mansfield, 50,000; Mr. Pierce, 154,834; Mr. Sanders, 756,334; Mr. Struzziero, 27,004; Mr. Sutter, 98,101; Mr. Tunstall, 90,000; Michael Blackman, 76,035 and David M. Kelly, 26,600.
(2)	Includes 35,712 shares as to which beneficial ownership is disclaimed as follows: Mr. Dunkel, 15,000 (shares held by spouse) and Mr. Cocchiaro, 19,000 (shares held by spouse). Also includes 2,922,899 shares as to which voting and/or investment power is shared or controlled by another person and as to which beneficial ownership is not disclaimed, as follows: Mr. Dunkel, 1,269,231 (shares held by former spouse); Mr. Cocchiaro, 39,200 (shares held by mother); Mr. Struzziero, 1,987 (shares held by spouse), 7,665 (shares held by son) and 4,500 (shares held by son); and Mr. Sutter, 5,000 (shares held by spouse) and 1,595,316 (shares held by Sutter Investments Ltd. of which H.S. Investments, Inc. is the sole general partner).

Interests of Hall Kinion Directors and Officers

In considering the recommendation of the Hall Kinion board of directors to vote in favor of approval of the merger and adoption of the merger agreement, you should be aware that certain directors and officers of Hall Kinion have pre-existing arrangements that may result in the realization of interests in the merger that are different from, or in addition to, the interests of Hall Kinion stockholders generally, including the following:

•	because the merger will result in a sale and change of control of Hall Kinion, certain stock options held by Hall Kinion’s directors and officers will accelerate and immediately vest upon a change of control;

•	under existing Hall Kinion employment and similar agreements, certain severance payments will be triggered as a result of the merger;

•	in the case of Brenda C. Rhodes, the acceleration of certain payments of compensation otherwise owed to her; and

•	in the case of Ms. Rhodes and Rita S. Hazell, the acceleration of the forgiveness of certain indebtedness owed to Hall Kinion.

In addition, the following arrangements have been entered into in connection with the merger:

•	Kforce has agreed to cause the surviving corporation in the merger to indemnify each present and former Hall Kinion officer and director against liabilities arising out of such person’s services as an officer or director of Hall Kinion prior to the merger to the same extent as is currently available under Hall Kinion’s certificate of incorporation and bylaws; and

•	Kforce will cause the surviving corporation to maintain officers’ and directors’ liability insurance to cover any such liabilities for six years following the merger.

These interests are described below, to the extent that they are material. The Hall Kinion board of directors was aware of, and considered, the interests of themselves and Hall Kinion’s executive officers in approving the merger and adopting the merger agreement.

Hall Kinion Stock Ownership. As of the record date, the directors and executive officers of Hall Kinion collectively beneficially owned approximately 4,978,405 shares of Hall Kinion common stock. These officers and directors may be deemed to have beneficial ownership either by themselves or with others.

Severance. Each of Brenda C. Rhodes, Martin A. Kropelnicki, Rita S. Hazell, and David Healey have employment agreements with Hall Kinion. Such employment agreements provide for severance benefits in the event that the individual’s employment is terminated after a change of control of Hall Kinion. Upon the consummation of the merger, Rita S. Hazell’s and Brenda C. Rhodes’ employment with Hall Kinion will be terminated, and following the merger, Martin A. Kropelnicki and David Healey will continue to be employed by Hall Kinion for a period not expected to extend beyond June 30, 2004.

Ms. Rhodes will receive a cash payment of $2.1 million upon the closing of the merger. Of this amount, $1.05 million would otherwise have been payable to her in March 2006 (subject to her compliance with certain conditions), and was carried as a liability on Hall Kinion’s balance sheet. In addition, forgiveness of approximately $300,000 principal and interest on a note owed by Ms. Rhodes will be accelerated to the closing. The principal and interest would have otherwise been forgiven during 2004 with the last portion being forgiven on January 1, 2005. Vesting of outstanding “in-the-money” options covering an aggregate of 33,654 shares of Hall Kinion common stock will be accelerated at the closing. So long as Ms. Rhodes complies with certain non-solicitation and non-compete covenants, she will be entitled to lifetime medical and other insurance coverage for her and her family, and use of her office and administrative staff for the remainder of the five-year term of the lease. In addition, Ms. Rhodes will receive title to her leased automobile, which has a fair value of approximately $75,000, and a payment of $50,000 for unused vacation, sick leave and outplacement. Upon the closing of the merger, Ms. Rhodes will be reimbursed for any amounts drawn upon a letter of credit issued by Ms. Rhodes in and aggregate amount of $2.5 million to guaranty an increase in Hall Kinion’s credit facility and promptly following the closing, such letter of credit will be released.

Mr. Kropelnicki will receive a cash payment of $990,000 within five business days of the termination of employment. Mr. Kropelnicki will continue as an employee of Hall Kinion during a transition period following the merger. He will receive salary at the annual rate of $300,000 and normal employee benefits so long as he remains as an employee of Hall Kinion. Vesting of outstanding “in-the-money” options covering an aggregate of 17,307 shares of Hall Kinion common stock will be accelerated at the closing. Mr. Kropelnicki will be entitled to receive medical insurance and related benefits for a period of three years following the closing. In addition, Mr. Kropelnicki will receive title to his leased automobile, which has a fair value of approximately $75,000, and a payment of $50,000 for unused vacation, sick leave and outplacement.

Ms. Hazell will receive a cash payment of $880,000 within five business days of the closing. Ms. Hazell will also be entitled to a bonus at the closing from Hall Kinion of $25,000 for her efforts in connection with the integration of Hall Kinion and Kforce. Vesting of outstanding “in-the-money” options covering an aggregate of 10,924 shares of Hall Kinion common stock will be accelerated at the closing. In addition, forgiveness of approximately $58,000 of principal and interest on a note owed by Ms. Hazell will be accelerated to the closing. The principal and interest would have otherwise been forgiven in February 2005. Ms. Hazell will be entitled to receive medical insurance and related benefits for a period of three years following the closing. In addition, Ms. Hazell will receive title to her leased automobile, which has a fair value of approximately $75,000, and a payment of $75,000 for unused vacation, sick leave and outplacement.

Mr. Healey will receive a cash payment of $198,000 within five business days of the termination of employment. Mr. Healey will continue as an employee of Hall Kinion during a transition period following the merger. He will receive salary at the annual rate of $135,000 and normal employee benefits so long as he remains as an employee of Hall Kinion. Vesting of outstanding “in-the-money” options covering an aggregate of 5,124 shares of Hall Kinion common stock will be accelerated at the closing. Mr. Healey will be entitled to receive medical insurance and related benefits for a period of one year following the closing. In addition, Mr. Healey will receive title to his leased automobile, which has a fair value of approximately $15,000, and a payment of $50,000 for unused vacation, sick leave and outplacement.

Upon the closing of the merger, Todd Kinion will be reimbursed for any amounts drawn upon a letter of credit issued by Mr. Kinion in the aggregate amount of $2.5 million to guaranty an increase in Hall Kinion’s credit facility and promptly following the closing, such letter of credit will be released.

The above amounts will be paid to senior management of Hall Kinion as a result of the change in control. These amounts will total approximately $5.5 million.

COMPARISON OF RIGHTS OF HOLDERS OF KFORCE COMMON STOCK AND

HALL KINION COMMON STOCK

Upon completion of the merger, holders of Hall Kinion common stock will become entitled to receive Kforce common stock. Hall Kinion is a corporation organized under the laws of the State of Delaware while Kforce is a corporation organized under the laws of the State of Florida. The following is a summary of some material differences between the rights of holders of Kforce common stock and the holders of Hall Kinion common stock. The differences arise from differences between Kforce’s amended and restated articles of incorporation, as further amended from time to time, and Kforce’s amended and restated bylaws, on the one hand, and Hall Kinion’s amended and restated certificate of incorporation, as further amended from time to time, and the Hall Kinion bylaws, on the other hand.

The following comparison of rights of holders of Kforce common stock and Hall Kinion common stock is necessarily a summary, is not intended to be complete or to identify all differences that may, under given situations, be material to stockholders and is subject to and qualified by all respects to the Delaware General Corporation Law (“DGCL”) and the Florida Business Corporation Act (“FBCA”), and the certificate of incorporation and bylaws of Hall Kinion and the articles of incorporation and bylaws of Kforce. For information on how these documents may be obtained, see “Available Information” on page 1.

Capitalization

Kforce. Kforce’s authorized capital stock consists of 250,000,000 shares of common stock, $0.01 par value per share, and 15,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2004, 30,847,533 shares of Kforce common stock were issued and outstanding and no shares of Kforce preferred stock were issued and outstanding.

Hall Kinion. Hall Kinion has the authority to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value of $0.001 per share. As of March 31, 2004, 12,590,733 shares of Hall Kinion common stock were issued and outstanding, and no shares of Hall Kinion preferred stock were issued and outstanding.

Voting Rights; Action in Lieu of Meeting

Kforce. Kforce shareholders are entitled to one vote per share of common stock. Except as otherwise provided by law, the holders of Kforce common stock vote as a single class on all matters. When a quorum is present (a majority of the issued and outstanding stock entitled to vote), the affirmative vote of the holders of a majority of the stock represented and entitled to vote shall decide any question brought before Kforce shareholders. Under the FBCA, shareholders may act without a meeting without prior notice by written consent signed by no less than the minimum number of votes that would be required to authorize or take such action at a meeting in which all shares entitled to vote thereon were present and voted.

Hall Kinion. Hall Kinion stockholders are entitled to one vote per share of common stock. Except as otherwise provided by law, the holders of Hall Kinion common stock vote as a single class on all matters. When a quorum is present (a majority of the issued and outstanding stock entitled to vote), the affirmative vote of the holders of a majority of the stock represented and entitled to vote shall decide any question brought before Hall Kinion stockholders. Hall Kinion stockholders may not take action by written consent.

Notice

Kforce. Kforce shareholders are entitled to notice of the date, time and place (and purpose in the case of special meetings) of shareholder meetings not less than 10 nor more than 60 days prior to the date of the meeting. Such notice shall be delivered either personally or by first-class mail addressed to the shareholder, as it appears in the corporation’s records.

Hall Kinion. Hall Kinion stockholders are entitled to notice of the place, date and hour and purpose or purposes of stockholder meetings not less than 10 nor more than 60 days prior to the date of the meeting. Such notice shall be delivered in writing, by mail, addressed to the stockholder, as it appears on records of Hall Kinion.

Special Meetings

Kforce. Annual shareholder meetings for the election of directors and for any other purpose shall be held at such time and place as shall be designated from time to time by the board of directors. Special meetings of Kforce shareholders, for any purpose or purposes, may be called by the board of directors, the chairman of the board of directors, the president of the corporation and by holders of not less than 25% of all of the votes entitled to be cast on any issue proposed to be considered at the special meeting.

Hall Kinion. Annual stockholder meetings for the election of directors and for any other purpose shall be held at such time and place as shall be designated from time to time by the board of directors. Special meetings of Hall Kinion stockholders may be called only by the board of directors.

Number, Election, Vacancy and Removal of Directors

Kforce. The Kforce board of directors consists of three classes, as nearly equal in number as possible, one class of which is elected each year to succeed the directors whose three-year term is expiring. Kforce’s articles of incorporation and bylaws provide that the number of directors cannot be less than one or more than 12. Kforce currently has 10 directors. Any vacancies resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors may be filled solely by a majority vote of the remaining directors in office or, if not filled by the directors, by the shareholders of Kforce, for the remainder of the full term of the class in which the vacancy occurred or the new directorship was created. Subject to the rights of the holders of any series of Kforce preferred stock, directors may only be removed for cause, by the vote of the holders of at least a 66 2/3% of Kforce’s common stock then entitled to vote at an election of directors.

Hall Kinion. The Hall Kinion board of directors consists of three classes, one class of which is elected each year to succeed the directors whose three-year term is expiring. Hall Kinion’s board of directors currently consists of six members. Hall Kinion’s certificate of incorporation and bylaws provide that the number of directors shall be fixed by resolution of Hall Kinion’s board of directors. Any vacancies on Hall Kinion’s board of directors shall be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of Hall Kinion’s board of directors, and not by the stockholders. Hall Kinion’s bylaws provide that a director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Liability of Directors and Officers

Kforce. Article V of Kforce’s bylaws provide that Kforce shall indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative, because he is or was a director, officer, employee, or agent of Kforce or serves or served any other corporation or other enterprise in any capacity at the request of Kforce, and Kforce may advance his related expenses, to the full extent permitted by the FBCA. In discharging his duty, any director, officer, employee, or agent, when acting in good faith, may rely upon information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by (1) one or more officers or employees of Kforce whom the director, officer, employee, or agent reasonably believes to be reliable and competent in the matters presented, (2) counsel, public accountants, or other persons as to matters that the director, officer, employee, or agent believes to be within that person’s professional or expert competence, or (3) in the case of a director, a committee of the board of directors upon which he does not serve, duly designated according to law, as to matters within its designated authority, if the director reasonably believes that the committee is competent. The right to indemnification granted in Kforce’s bylaws is not exclusive of any other rights to indemnification against liabilities or the advancement of expenses which a director may be entitled under any written agreement, Kforce board resolution, vote of shareholders, the FBCA or otherwise. Kforce’s Bylaws also provide that Kforce may, upon approval by a majority of Kforce’s board of directors, purchase insurance on behalf of one or more of its directors. Kforce has purchased insurance to protect directors, officers, employees, or other agents and Kforce from any liability asserted against them for acts taken or omissions occurring in their capacities as such.

Hall Kinion. Hall Kinion’s directors are not liable for monetary damages for a breach of fiduciary duty as a director, and are indemnified by Hall Kinion, each to the fullest extent permitted by the DGCL. Hall Kinion indemnifies its directors and officers against necessary and actual expenses incurred in defense of any action in which the director was made a party by reason of being a director. Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by Hall Kinion in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by such indemnified party to repay such amount if it is ultimately determined that such indemnified party was not entitled to indemnification.

Dividends

Kforce. Dividends may be declared by the Kforce board of directors on its outstanding shares in a manner and upon the terms and conditions provided by law.

Hall Kinion. Dividends may be declared by the Hall Kinion board of directors at any regular or special meeting and paid out in cash, property or in shares of capital stock. Hall Kinion may set aside out of funds available for dividends a reserve to meet contingencies or other purpose.

Charter Document Amendments

Kforce. Kforce reserved the right to amend, alter, change or repeal any provision contained in the articles of incorporation in the manner prescribed by the laws of Florida, and all rights conferred upon shareholders by the articles of incorporation are granted subject to that reservation. However, the affirmative vote of 66 2/3% of the outstanding shares of Kforce common stock is required to amend the provisions pertaining to the Kforce board of directors, shareholder meetings, and certain business combinations. Kforce’s bylaws may be repealed or amended by a majority vote of the Kforce board of directors or by vote of the holders of a majority of the issued and outstanding shares entitled to vote, but the Kforce board of directors may not amend or repeal any bylaw adopted by the shareholders, if the shareholders specifically provide that the bylaw is not subject to amendment by the Kforce board of directors.

Hall Kinion. Hall Kinion reserved the right to amend, alter, change or repeal any provision contained in the certificate of incorporation in the manner prescribed by the laws of Delaware, and all rights conferred upon stockholders by the certificate of incorporation are granted subject to that reservation. The stockholders or the Hall Kinion board of directors is authorized to adopt, amend, or repeal the by-laws of the corporation.

Merger

Kforce. There is no mention in Kforce’s articles of incorporation or bylaws of the required vote by the shareholders to approve a merger. Under Section 607.1103 of the FBCA, a majority of all of the votes entitled to be cast on a merger is necessary to approve a merger.

Hall Kinion. There is no mention in Hall Kinion’s certificate of incorporation or bylaws of the required vote by the stockholders to approve a merger. Under Section 251(c) of the DGCL, a majority of the outstanding stock of the corporation entitled to vote thereon is necessary to approve a merger.

Rights Plan

Kforce. Kforce adopted a shareholder rights plan. Under the shareholder rights plan, Kforce will issue one right to purchase one share of Kforce common stock with respect to each share of Kforce common stock that is issued. However, rights issued under the rights plan will not be exercisable initially. The rights will trade with Kforce common stock and no certificates will be issued until certain triggering events occur. The rights plan has a 10-year term expiring October 28, 2008, but the Kforce board of directors may redeem the rights at any time prior to ten days following the date a person or group reaches the acquisition threshold described below. Rights issued under the plan will be exercisable only if a person or group acquires 15% or more of Kforce common stock or announces a tender offer for 15% or more of Kforce common stock. If a person or group acquires 15% or more of Kforce common stock, all rightholders except the buyer will be entitled to acquire Kforce common stock at a discount and under certain circumstances to purchase shares of the acquiring company at a discount. The rights plan contains an exception that allows certain existing investors to maintain their ownership interest without the rights becoming exercisable.

Hall Kinion. Hall Kinion does not have a stockholder rights plan.

Control Share Acquisitions

Kforce. As a Florida corporation, Kforce is subject to the provisions of Section 607.0902 of the FBCA, which provides that shares acquired in a “control share acquisition” shall have the same voting rights as were accorded such shares before the control share acquisition only to the extent granted by resolution approved by the holders of a majority of Kforce’s voting shares (exclusive of shares held by officers of Kforce, inside directors or the acquiring party). A “control share acquisition” is defined to mean an acquisition that immediately thereafter entitled the acquiring party to vote in the election of directors within any of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) a majority or more of such voting power.

Hall Kinion. The DGCL does not have a similar statute.

Certain Business Combinations

Kforce. Section 607.0901 of the FBCA prohibits an “affiliated transaction” (defined generally to include mergers, sales and leases of assets, issuances of securities and other similar transactions) by Kforce or any subsidiary with an “interested shareholder” (defined generally to be the beneficial owner of 10% or more of Kforce’s voting stock) within three years after the person or entity becomes an interested shareholder, unless: (i) the affiliated transaction shall have been approved by the disinterested directors of Kforce before the person became an interested shareholder; (ii) the interested shareholder has owned at least 80% of Kforce’s outstanding voting shares for at least five years or is the owner of at least 90% of Kforce’s outstanding voting shares (excluding shares acquired directly from Kforce in a transaction not approved by the disinterested directors); (iii) the consideration to be paid to Kforce’s shareholders satisfies certain fair price and form requisites; or (iv) the affiliated transaction is approved by the holders of at least two-thirds of the outstanding voting stock of Kforce, excluding shares held by the interested shareholder.

Hall Kinion. Section 203 of the DGCL prohibits a “business combination” (defined generally to include mergers, sales and leases of assets, issuances of securities and similar transactions) by Hall Kinion or a subsidiary with an “interested stockholder” (defined generally to be the beneficial owner of 15% or more of Hall Kinion’s voting stock) within three years after the person or entity becomes an interested stockholder, unless: (i) prior to the person or entity becoming an interested stockholder, the business combination or the transaction pursuant to which such person or entity became an interested stockholder shall have been approved by the Hall Kinion board of directors; (ii) upon the consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder holds at least 85% of the voting stock of Hall Kinion (excluding shares held by persons who are both officers and directors of Hall Kinion and shares held by certain employee benefit plans); or (iii) the business combination is approved by the Hall Kinion board of directors and by the holders of at least two-thirds of the outstanding voting stock of Hall Kinion, excluding shares held by the interested stockholder. The merger is not subject to the limitations set forth in Section 203 of the DGCL.

LEGAL MATTERS

The validity of the shares of Kforce common stock to be issued to Hall Kinion stockholders pursuant to the merger and certain tax matters will be passed upon by Holland & Knight LLP, Tampa, Florida, counsel to Kforce. Certain tax matters will be passed upon by Gibson, Dunn & Crutcher LLP, Palo Alto, California, counsel to Hall Kinion.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this proxy statement/prospectus by reference from the Annual Report on Form 10-K of Kforce Inc. for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for goodwill in 2002), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements incorporated in this proxy statement/prospectus by reference from the Annual Report on Form 10-K/A of Hall, Kinion & Associates, Inc. for the year ended December 28, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of a new accounting standard in 2002), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Kforce and Hall Kinion file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or information that Kforce and Hall Kinion file with the SEC at the SEC’s public reference room in Washington, D.C. located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including Kforce and Hall Kinion, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Kforce filed the Kforce registration statement on Form S-4 to register with the SEC the shares of Kforce common stock to be issued to Hall Kinion stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Kforce, as well as a proxy statement of Hall Kinion for the Hall Kinion special meeting of stockholders.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the Kforce registration statement or the exhibits to the registration statement.

The SEC allows Kforce to “incorporate by reference” information into this proxy statement/prospectus, which means that Kforce may disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Kforce has previously filed with the SEC. These documents contain important information about Kforce and its financial condition.

Kforce SEC Filings (File No. 0-26058)	Period
Annual Report on Form 10-K	Year ended December 31, 2003
Annual Report on Form 10-K	Year ended December 31, 2002
Annual Report on Form 11-K	Year ended December 31, 2002
Current Reports on Form 8-K	Filed on May 5, 2003, July 30, 2003, October 29, 2003, December 3, 2003, February 5, 2004, March 15, 2004, April 6, 2004 and April 13, 2004.
Registration Statement on Form 8-A	Filed on May 9, 1995

All additional documents that Kforce files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this proxy statement/prospectus and prior to the date of the Hall Kinion special meeting or the earlier termination of the merger agreement shall also be deemed to be incorporated by reference into this proxy statement/prospectus.

You can obtain any of the documents incorporated by reference through Kforce, the SEC or the SEC’s Internet web site as described above. Documents incorporated by reference are available from Kforce without charge, excluding all exhibits unless Kforce has specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Kforce at the following address:

Kforce Inc.

1001 East Palm Avenue

Tampa, Florida 33605

Investor Relations’ Telephone: (813) 552-5000

If you would like to request documents from Kforce, please do so by May 10, 2004 to receive them before the special meeting of stockholders of Hall Kinion. If you request any incorporated documents from Kforce, Kforce will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

Similarly, the SEC allows Hall Kinion to incorporate by reference information into this proxy statement/prospectus. The information incorporated by reference is deemed to be part of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Hall Kinion has previously filed with the SEC. These documents contain important information about Hall Kinion and its financial condition.

Hall Kinion SEC Filings (File No. 000-22869)	Period
Annual Report on Form 10-K/A	Year ended December 28, 2003
Current Report on Form 8-K	Filed on January 15, 2003
Current Report on Form 8-K	Filed on February 4, 2003
Current Report on Form 8-K	Filed on March 4, 2003
Current Report on Form 8-K	Filed on April 1, 2003
Current Report on Form 8-K	Filed on April 29, 2003
Current Report on Form 8-K	Filed on May 15, 2003
Current Report on Form 8-K	Filed on June 23, 2003
Current Report on Form 8-K	Filed on July 29, 2003
Current Report on Form 8-K	Filed on October 29, 2003
Current Report on Form 8-K	Filed on February 3, 2004
Current Report on Form 8-K	Filed on March 12, 2004
Current Report on Form 8-K	Filed on April 7, 2004

You can obtain any of the Hall Kinion documents incorporated by reference into this proxy statement/prospectus from Hall Kinion, the SEC or the SEC’s Internet web site as described above. Documents incorporated by reference are available from Hall Kinion without charge, excluding all exhibits unless Hall Kinion has specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Hall Kinion at the following address:

Hall, Kinion & Associates, Inc.

75 Rowland Way, Suite 200

Novato, California 94945

Investor Relations’ Telephone: (415) 895-2200

If you would like to request documents from Hall Kinion, please do so by May 10, 2004 to receive them before the special meeting of stockholders of Hall Kinion. If you request any incorporated documents from Hall Kinion, Hall Kinion will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

As allowed by the SEC, this proxy statement/prospectus is accompanied by a copy of Hall Kinion’s Annual Report on Form 10-K/A for the year ended December 28, 2003, as filed with the SEC. The enclosed 10-K/A of Hall Kinion includes important business and financial information about Hall Kinion that is not included in this proxy statement/prospectus.

Kforce has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Kforce. Hall Kinion has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Hall Kinion.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger. Neither company has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated April     , 2004 and is being first mailed to stockholders on April     , 2004. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to the stockholders nor the issuance of Kforce shares in the merger shall create any implication to the contrary.

INDEX TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

KFORCE INC. UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements of Kforce give effect to the merger of Kforce and Hall Kinion using the purchase method of accounting as if the merger of Kforce and Hall Kinion had been completed as of January 1, 2003 for statement of operations purposes and as of December 31, 2003 for balance sheet purposes.

We present the unaudited pro forma condensed combined financial statements for illustrative purposes only, and they are not necessarily indicative of our financial position or results of operations that would have actually been reported had the merger occurred as of the dates indicated, nor are they necessarily indicative of our financial position or results of operations on a combined basis in the future.

The unaudited pro forma condensed combined financial statements are based upon a preliminary purchase price and include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the assets acquired and liabilities assumed of Hall Kinion before any integration adjustments. The adjustments, which include adjustments related to the merger of Kforce and Hall Kinion, are described in the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements. The final allocation of the purchase price will be determined after the completion of the merger and will be based upon an independent valuation of the fair values of certain assets acquired and liabilities assumed. Actual adjustments may differ materially based upon the final allocation of the purchase price and the results of an independent valuation.

These unaudited pro forma condensed combined financial statements are based upon the historical financial statements of Kforce and Hall Kinion and should be read in conjunction with the historical financial information contained in the reports Kforce and Hall Kinion have on file with the Securities and Exchange Commission.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2003

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Historical Consolidated Kforce	Historical Consolidated Hall Kinion	Pro Forma Adjustments(2)			Pro Forma Combined Consolidated
	December 31, 2003(9)	December 28, 2003(9)				December 31, 2003
Assets
Current Assets
Cash and cash equivalents	$13,715	$4,517		$(18,232	)(6)	$—
Trade receivables, net of allowance for doubtful accounts and fallouts of $5,624 and $1,608 respectively	62,274	15,787		—		78,061
Property held for sale	—	1,593		—		1,593
Prepaid Expenses and other current assets	3,055	2,653		(100	)(7)	5,608

Total current assets	79,044	24,550		(18,332)		85,262
Furniture and equipment, net	7,422	3,501		(2,847	)(5)	8,076
Other assets, net	12,053	11,602		(1,187	)(3)	22,468
Goodwill	61,798	15,390		40,919		118,107

Total assets	$160,317	$55,043		$18,553		$233,913

Liabilities, and Stockholders’ Equity
Current Liabilities
Accounts payable and other accrued liabilities	$12,949	$6,534	$			$19,483
Note related to OnStaff earnout, current	—	3,062		—		3,062
Accrued payroll costs	20,523	5,157		—		25,680
Reserve for restructuring cost	—	2,091		—		2,091
Income taxes payable	—	150		—		150
Bank Line of Credit	—	8,528		(8,528	)(6)
Bank overdrafts	3,389	—		—		3,389

Total current liabilities	36,861	25,522		(8,528)		53,855

Long-term debt	22,000	—		816	(6)	22,816
Note related to OnStaff earnout	—	1,021		—		1,021
Reserve for non-current restructuring cost	—	1,832		—		1,832
Other long term liabilities	10,051	1,375		(1,050	)(10)	10,376

Total liabilities	68,912	29,750		(8,762)		89,900

Stockholders’ Equity
Preferred stock, par value $.01; 15,000 authorized, none issued and outstanding	—	—		—		—
Common stock, par value $.01	489	84,716		(84,659	)(1)	546
Additional paid in capital	197,660			52,551	(1)	250,211
Stockholder notes receivable	—	(400)		400	(8)	—
Unamortized stock based compensation	(863)					(863)
Accumulated other comprehensive (loss) income	(151)	(85)		85	(4)	(151)
Accumulated deficit	(7,638)	(58,938)		58,938	(4)	(7,638)
Less reacquired shares at cost; 17,969 shares	(98,092)	—		—		(98,092)

Total stockholders’ equity	91,405	25,293		27,315		144,013

Total liabilities and stockholders’ equity	$160,317	$55,043		$18,553		$233,913

See accompanying notes to Kforce Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Historical Consolidated Kforce	Historical Consolidated Hall Kinion	Pro Forma Adjustments		Pro forma Combined
	Year Ended				Year Ended
	December 31, 2003(9)	December 28, 2003(9)			December 31, 2003
Net service revenues	$495,585	$156,919	$—		$652,504
Direct costs of services	341,617	111,616	—		453,233

Gross profit	153,968	45,303	—		199,271
Selling, general and administrative expenses	142,915	43,503	—		186,418
Restructuring costs, net	—	2,792	—		2,792
Depreciation and amortization	4,371	3,104	599	(11)	8,074

Income (loss) from operations	6,682	(4,096)	(599)		1,987
Other expenses (net)	1,214	295	(397	)(12)	1,112

Income (loss) before income taxes	5,468	(4,391)	(202)		875
Income tax expense (benefit)	350	14,181	—		14,531

Net income (loss)	$5,118	$(18,572)	$(202)		$(13,656)

Earnings (loss) income per share—Basic	$0.17	$(1.47)	—		$(0.38)

Weighted average shares outstanding—Basic	30,514	12,592	—		36,298
Earnings (loss) per share—Diluted	$0.16	$(1.47)	—		$(0.37)

Weighted average shares outstanding—Diluted	31,231	12,592	—		37,015

See accompanying notes to Kforce Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

(1)	The unaudited pro forma condensed combined financial statements reflect the issuance of 5,737 shares of Kforce common stock with a value of $52,608 for all of the outstanding 12,749 shares of Hall Kinion common stock in connection with the merger. The number of Kforce shares issued was determined based upon the exchange ratio of .45 shares of Kforce common stock for each share of Hall Kinion common stock and was based on $9.17, which was the average of the per share closing prices of Kforce common stock on the Nasdaq National Market over the 15 consecutive trading days ending on and including the third trading day prior to April 5, 2004, and assumes the conversion of all vested in-the-money options to purchase shares of Hall Kinion common stock into shares of Kforce common stock under the merger agreement.

The following table summarizes the estimated purchase price based upon the Hall Kinion December 28, 2003 balance sheet as adjusted for those items discussed in the following footnotes and assuming a range of share prices and the resulting exchange ratios that could result. Kforce will obtain third party valuations for certain assets; accordingly, certain price allocations are subject to refinement:

Average Kforce Stock Price	$7.00	$9.17	$10.61
Exchange Ratio	0.456	0.450	0.4075

Trade receivables	$15,787	$15,787	$15,787
Prepaids and other current assets (7)	2,553	2,553	2,553
Property held for sale	1,593	1,593	1,593
Furniture and equipment, net (5)	654	654	654
Other noncurrent assets	161	161	161
Identifiable intangible assets (3)	10,254	10,254	10,254
Goodwill	44,089	56,309	58,957

Total assets acquired	75,091	87,311	89,959
Current liabilities	(16,994)	(16,994)	(16,994)
Long-term debt (6)	(816)	(816)	(816)
Other long-term liabilities (10)	(3,178)	(3,178)	(3,178)

Total liabilities assumed	(20,988)	(20,988)	(20,988)

Net assets acquired	54,103	66,323	68,971
Less cash paid (6)	(13,715)	(13,715)	(13,715)

Total Purchase Price Paid in Stock	$40,388	$52,608	$55,256

The following table presents a number of shares issued and pro forma basic net income (loss) combined per share for selected exchange ratios.

Exchange ratio	0.456	0.450	0.4075

Number of new Kforce Shares issued	5,770	5,737	5,208
Pro forma combined per share net loss for the year
ended December 31, 2003—Basic	$(0.38)	$(0.38)	$(0.38)
Diluted	$(0.37)	$(0.37)	$(0.37)

(2)

Kforce expects to incur aggregate transaction costs of approximately $14,345 associated with the merger. The unaudited pro forma condensed combined balance sheet as of December 31, 2003 has been adjusted to reflect $10,520 of transaction costs expected to be paid in cash at the time of closing, which are driven primarily by personnel severance and related costs, D&O insurance premiums for Hall Kinion directors and officers, investment banking and transaction fees and debt and other contract cancellation costs. These estimated costs are not reflected in the unaudited pro forma

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS—(Continued)

condensed combined statements of operations. These costs are preliminary estimates and are subject to change.

(3)	Kforce assumes that identifiable intangibles related to the acquisition of Hall Kinion will include primarily customer lists and trademarks and will total approximately $10,200. This estimate of identifiable intangibles considers customers that are not common to both Hall Kinion and Kforce and the intended use of the Hall Kinion and OnStaff trademarks and intellectual property. Any difference between the value assigned to identifiable intangibles in this analysis and what is currently reflected on the balance sheet of Hall Kinion is a result of a difference in Kforce’s intended use of these identifiable intangibles as compared to Hall Kinion’s current use of these identifiable intangibles. Adjustment also includes the reclassification to goodwill of $1,459 of capitalized merger-related costs of Kforce included in other assets in Kforce’s December 31, 2003 balance sheet.

(4)	Represents the elimination of Hall Kinion deficit and accumulated other comprehensive loss.

(5)	Assumes a $1,603 write-off of leasehold improvements, furniture, fixtures and equipment related to the operating lease terminations for Hall Kinion offices and the write-off of capitalized software of approximately $1,244.

(6)	Assumes utilization of cash on hand for the closing costs of the combined companies and the reduction of Hall Kinion long-term debt. Closing costs primarily include personnel severance and related costs, investment banking and transaction fees, D&O insurance premiums for Hall Kinion directors and officers, and loan breakage fee on the Hall Kinion debt.

(7)	Represents the amount of the unamortized loan fees on Hall Kinion’s existing credit facility that will be written-off at acquisition. It is expected that the credit facility will be terminated at closing.

(8)	Assumes the write-off of Hall Kinion executive loan receivable of $400 for Brenda Rhodes, CEO, as a result of the acceleration of debt forgiveness under her employment agreement, which otherwise would have been forgiven in January 2005.

(9)	Kforce reports financial information based on a December 31 year end. Hall Kinion reports financial information on a fiscal 52/53 week year end. This difference is considered to be immaterial to the condensed combined financial statements.

(10)	Represents the acceleration of the payment of a long-term accrued liability of $1,050 to Brenda Rhodes.

(11)	Represents the difference between the Kforce and the Hall Kinion amortization of intangibles. Kforce has assumed an estimated life of four years, or $2,500, amortization expense per year. The actual amount of amortization could be different upon the completion of the allocation of the excess purchase price when the final purchase price is known. The increase in amortization expense for acquired intangible assets is partially offset by reductions in Hall Kinion amortizable intangible assets which will be written off. Amortization related to those assets was $877 for the year ended December 28, 2003. Depreciation and amortization is also adjusted for the estimated write-down of leasehold improvements, furniture, fixtures and equipment related to the operating lease terminations for Hall Kinion offices and the write-off of capitalized software of $1,024 for the year ended December 28, 2003.

(12)	Adjustment reflects the change in interest expense due to the payoff of Hall Kinion debt of $8,528 and the net increase in Kforce debt of $816. Interest expense for Hall Kinion was $544 for 2003. Based on the Kforce Credit Facility interest rate of 3.05%, interest expense for the additional debt would be $29. This adjustment also includes the elimination of interest income of $34 and $84 for Hall Kinion and Kforce, respectively, driven by the reduction in cash.

Annex A

Execution Copy

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

DATED AS OF APRIL 5, 2004

BY AND AMONG

KFORCE INC.,

HALL, KINION & ASSOCIATES, INC.

AND

NOVATO ACQUISITION CORPORATION

i

		Page
Section 7.7.	Parties in Interest	45
Section 7.8.	Certain Definitions	45
Section 7.9.	Personal Liability	48
Section 7.10.	Specific Performance	48
Section 7.11.	Counterparts	48
Section 7.12.	Closing Financial Statements	48

TABLE OF EXHIBITS

Exhibit A	Form of Company Voting Agreement
Exhibit B	Form of Management Agreement
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Affiliate Agreement
Exhibit E	Form of Lock-Up Agreement—Evans and Kropelnicki
Exhibit F	Form of Lock-Up Agreement—Rhodes, Hazell and Kinion
Exhibit G	Employees and Officers of the Company and Parent with “knowledge”
Annex A	Stockholders of Company that executed Voting Agreements

TABLE OF DEFINED TERMS

Term	Cross Reference in Agreement	Page
Acquisition	Preamble	1
affiliate	Section 7.8(a)	61
Agreement	Preamble	1
Applicable Law	Section 7.8(b)	61
business day	Section 7.8(c)	61
capital stock	Section 7.8(d)	61
Certificate of Merger	Section 1.2	1
Certificates	Section 1.9(b)	4
Change in the Company Recommendation	Section 4.2(b)	43
Closing Date	Section 1.3	2
Closing	Section 1.3	2
Code	Preamble	1
Company Affiliates	Section 2.23	28
Company Board	Section 2.3(a)	8
Company Disclosure Schedule	Article 2	6
Company Employee Plan	Section 2.11(a)(iii)	14
Company Fairness Opinion	Section 2.24	28
Company Financial Advisor	Section 2.24	28
Company Insider	Section 4.15	51
Company IP	Section 7.8(e)	61
Company Licensed IP	Section 7.8(f)	62
Company Owned IP	Section 7.8(g)	62
Company Participants	Section 4.13(a)	50
Company Permits	Section 2.10	13
Company Plans	Section 1.10(a)	6
Company	Preamble	1
Company Preferred Stock	Section 2.2(a)	7
Company Recommendation	Section 4.2(b)	43
Company Registered IP	Section 7.8(h)	62
Company SEC Reports	Section 2.4(a)	9
Company Securities	Section 2.2(a)	8
Company Share Price	Section 1.10(a)	5
Company Stock Option or Options	Section 1.10(a)	5
Company Stockholder Approval	Section 2.3(a)	9
Company Stockholders Meeting	Section 2.3(a)	9
Company Voting Agreements	Preamble	1
Contract	Section 2.21(a)	26
DGCL	Section 1.1	1
DOL	Section 2.11(b)	15
Effective Time	Section 1.2	2
Employee Agreement	Section 2.11(a)(v)	14
Employee	Section 2.11(a)(iv)	14
Environmental Laws	Section 2.13(a)	19
ERISA Affiliate	Section 2.11(a)(ii)	14
ERISA	Section 2.11(a)(i)	14
Exchange Act	Section 2.2(b)	8
Exchange Agent	Section 1.9(a)	3
Exchange Fund	Section 1.9(a)	3
Exchange Ratio	Section 1.8(b)	3

v

Term	Cross Reference in Agreement	Page
Fiduciary	Section 2.11(a)(vi)	14
Final Date	Section 6.1(b)(ii)	55
Financial Statements	Section 2.4(a)	9
Financing Agreement	Section 4.1(a)(xxii)	40
Fourth Quarter Revenues	Section 7.8(i)	62
Governmental Entity	Section 2.6	11
Hazardous Material	Section 2.13(a)	19
HSR Act	Section 2.6	11
include or including	Section 7.8(l)	62
include without limitation	Section 7.8(l)	62
including without limitation	Section 7.8(l)	62
Indemnified Liabilities	Section 4.8(a)	48
Indemnified Persons	Section 4.8(a)	48
Insurance Policies	Section 2.16	25
Intellectual Property	Section 7.8(j)	62
IRS	Section 2.11(a)(vii)	15
knowledge or known	Section 7.8(k)	62
Lease Documents	Section 2.17(a)	25
License-In Agreement	Section 2.15(b)	23
Lien	Section 7.8(m)	63
Management Agreement	Preamble	1
Market Trading Price	Section 1.8(b)	3
Material Adverse Effect on Parent	Section 7.8(o)	64
Material Adverse Effect on the Company	Section 7.8(n)	63
Material Contract	Section 2.21(a)	26
Material Contracts	Section 2.21(a)	26
Merger Consideration	Section 1.8(a)	3
Merger	Section 1.1	1
Multiemployer Plan	Section 2.11(a)(viii)	15
Multiple Employer Plan	Section 2.11(a)(ix)	15
Nondisclosure Agreement	Section 4.5(c)	46
Notice of Superior Proposal	Section 4.3(b)	44
Other Interests	Section 2.1(c)	7
Parent Benefit Plans	Section 3.16(a)	35
Parent Common Stock	Section 1.8(a)	3
Parent Disclosure Schedule	Article 3	29
Parent ESPP	Section 4.13(b)	50
Parent Fairness Opinion	Section 3.10	34
Parent Financial Advisor	Section 3.10	34
Parent Permits	Section 3.14	35
Parent Plans	Section 3.2(a)	30
Parent	Preamble	1
Parent Rights Agreement	Section 3.2(a)	30
Parent Rights	Section 3.2(a)	30
Parent SEC Reports	Section 3.5(a)	31
Parent Securities	Section 3.2(a)	31
Pension Plan	Section 2.11(a)(x)	15
person	Section 7.8(p)	64
Proceeding	Section 7.8(q)	64
Proxy Statement/Prospectus	Section 2.5	10

Term	Cross Reference in Agreement	Page
Qualifying Amendment	Section 7.8(r)	64
Registered Intellectual Property	Section 7.8(s)	64
S-4	Section 2.5	10
Sarbanes-Oxley Act	Section 2.4(c)	10
SEC	Section 2.4(a)	9
Securities Act	Section 2.2(a)	8
Share	Section 1.8(a)	2
Shares	Section 1.8(a)	2
Shrinkwrap Software	Section 2.15(b)	22
Subsidiary	Section 2.1(a)	6
Superior Proposal	Section 4.3(c)	45
Surviving Corporation	Section 1.1	1
Tax or Taxes	Section 2.14(a)(i)	20
Tax Return	Section 2.14(a)(ii)	21
Third Party Acquisition Proposal	Section 4.3(c)	44
Third Party	Section 4.3(c)	45
Unaudited Financial Statements	Section 5.3(e)	54
Welfare Plan	Section 2.11(a)(xi)	15

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of April 5, 2004, is by and among Kforce Inc., a Florida corporation (“Parent”), Hall, Kinion & Associates, Inc., a Delaware corporation (the “Company”), and Novato Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition”).

WHEREAS, this Agreement amends and restates the Agreement and Plan of Merger dated as of December 2, 2003, as amended, among the Company, Parent and Acquisition;

WHEREAS, the Boards of Directors of the Company, Parent and Acquisition have each unanimously (i) determined that the Merger (as defined below) is advisable to and fair and in the best interests of their respective corporations and stockholders, and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, for U.S. Federal income tax purposes it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, the stockholders of the Company set forth on Annex A hereto have executed and delivered to Parent irrevocable proxy and voting agreements (the “Company Voting Agreements”), in the form of Exhibit A as an inducement to Parent to enter into this Agreement;

WHEREAS, the Company has executed and delivered to the Parent the Management Agreement, in the form of Exhibit B to this Agreement (the “Management Agreement”), as an inducement to Parent to enter into this Agreement; and

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Acquisition hereby agree as follows:

ARTICLE 1

THE MERGER

SECTION 1.1. The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Acquisition shall be merged with and into the Company (the “Merger”). Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of Acquisition shall cease.

SECTION 1.2. Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, a Certificate of Merger substantially in the form of Exhibit C (the “Certificate of Merger”) shall be duly executed and acknowledged by the Company and thereafter delivered to the Secretary of State of the State of Delaware for filing pursuant to Section 251 of the DGCL. The Merger shall become effective at such time as a properly executed copy of the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL or such later time as Parent and the Company may agree upon and as set forth in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

SECTION 1.3. Closing of the Merger. The closing of the Merger (the “Closing”) will take place at a time and on a date (the “Closing Date”) to be specified by the parties, which shall be no later than the second business day after satisfaction (or waiver) of the latest to occur of the conditions set forth in Article 5 except for such conditions which may only be satisfied by delivery of documents or certificates at the Closing, at the offices of Holland & Knight LLP, 100 North Tampa Street, Suite 4100, Tampa, Florida 33602, unless another time, date or place is agreed to in writing by the parties hereto.

SECTION 1.4. Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.5. Certificate of Incorporation and Bylaws. The Certificate of Incorporation of the Surviving Corporation shall be amended to read the same as the Certificate of Incorporation of Acquisition in effect at the Effective Time, and shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with Applicable Law; provided, however, that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of this corporation is Hall, Kinion & Associates, Inc.” The bylaws of the Surviving Corporation shall be amended as necessary to read the same as the bylaws of Acquisition in effect at the Effective Time until amended in accordance with Applicable Law.

SECTION 1.6. Directors. The directors of Acquisition at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such director’s successor is duly elected or appointed and qualified.

SECTION 1.7. Officers. The officers of Acquisition at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such officer’s successor is duly elected or appointed and qualified.

SECTION 1.8. Conversion of Shares.

(a) At the Effective Time, each share of common stock, par value $0.001 per share, of the Company (each a “Share” and, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the Company’s treasury and (ii) Shares held by Parent or Acquisition) shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be converted into and shall become a number of fully paid and nonassessable shares of common stock, par value $.01 per share, of Parent (“Parent Common Stock”) equal to the Exchange Ratio (the “Merger Consideration”). Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

(b) The “Exchange Ratio” shall be calculated as follows: (i) if the average of the closing prices per share of Parent Common Stock as reported on the Nasdaq National Market for the 15 consecutive trading days ending on and including the third trading day preceding the Closing Date (the “Market Trading Price”) is equal to or greater than $7.09 but less than $9.60, the Exchange Ratio shall equal .45; (ii) if the Market Trading Price is equal to or greater than $9.60, the Exchange Ratio shall be calculated by dividing $4.32 by the Market Trading Price, rounded to the third decimal place; or (iii) if the Market Trading Price is less than $7.09, the Exchange Ratio shall be calculated by dividing $3.19 by the Market Trading Price, rounded to the third decimal place. For purposes of calculating the Exchange Ratio, if the Market Trading Price exceeds $10.60, the Exchange Ratio shall be calculated by dividing $4.32 by $10.60, which results in fixing the Exchange Ratio at .4075 for all Market Trading Prices greater than $10.60.

(c) At the Effective Time, each outstanding share of the common stock, $0.01 par value per share, of Acquisition shall be converted into one share of common stock, $0.01 per share, of the Surviving Corporation.

(d) At the Effective Time, each Share held in the treasury of the Company and each Share held by Parent or Acquisition or any subsidiary of Parent, Acquisition or the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be canceled, retired and cease to exist, and no shares of Parent Common Stock shall be delivered with respect thereto.

SECTION 1.9. Exchange of Certificates.

(a) Promptly following the Effective Time, as required by subsections (b) and (c) below, Parent shall deliver to its transfer agent, or a depository or trust institution of recognized standing selected by Parent and reasonably satisfactory to the Company (the “Exchange Agent”) for the benefit of the holders of Shares for exchange in accordance with this Article 1: (i) certificates representing the appropriate number of shares of Parent Common Stock issuable pursuant to Section 1.8 and (ii) cash to be paid in lieu of fractional shares of Parent Common Stock (such shares of Parent Common Stock and such cash are hereinafter referred to as the “Exchange Fund”), in exchange for outstanding Shares.

(b) Parent shall use commercially reasonable efforts to cause the Exchange Agent, promptly after the Effective Time (and in no event later than ten (10) business days following the Effective Time), to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) and whose Shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.8: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other customary provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock and, if applicable, a check representing the cash consideration to which such holder may be entitled on account of a fractional share of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article 1, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.9, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Section 1.9.

(c) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.9(f), until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of Applicable Law, following surrender of any such Certificate there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor without interest (i) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.9(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole shares of Parent Common Stock and (ii) at the appropriate payment date the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

(d) If any Certificate for Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor upon the making of an affidavit of that fact by the holder thereof such shares of Parent Common Stock and cash in lieu of fractional shares, if any, as may be required pursuant to this Agreement; provided, however, that Parent or the Exchange Agent may, in its discretion, require the delivery of a bond or indemnity reasonably satisfactory to Parent and the Exchange Agent.

(e) All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.9(c) or 1.9(f)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article 1.

(f) No fractions of a share of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Shares otherwise entitled to a fraction of a share of Parent Common Stock shall upon surrender of his or her Certificate or Certificates be entitled to receive an amount of cash (without interest) determined by multiplying the average of the closing sale prices for one share of Parent Common Stock as reported on the Nasdaq National Market for the fifteen (15) consecutive trading days ending on and including the third trading day preceding the Closing Date by the fractional share interest to which such holder would otherwise be entitled (after aggregating all shares owned by such holder). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.

(g) Any portion of the Exchange Fund that remains undistributed to the stockholders of the Company upon the one year anniversary of the Effective Time shall be delivered to Parent upon demand, and any stockholders of the Company who have not theretofore complied with this Article 1 shall thereafter look only to Parent for payment of their claim for Parent Common Stock and cash in lieu of fractional shares, as the case may be, and any applicable dividends or distributions with respect to Parent Common Stock.

(h) Neither Parent nor the Company shall be liable to any holder of Shares for shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

SECTION 1.10. Stock Options.

(a) Except as described in Section 1.10 of the Company Disclosure Schedule, at the Effective Time, each option, warrant or other right to purchase Shares (a “Company Stock Option” or collectively, “Company Stock Options”) issued pursuant to the Company’s 1997 Stock Option Plan, IT Professional Stock Option Plan, 2000 Stock Option Plan or other agreement or arrangement, that is outstanding, unexercised and fully vested immediately prior thereto (taking into account any acceleration in the vesting or exercisability of a Company Stock Option by reason of this Agreement or the Merger or the transactions or matters contemplated by this Agreement), and has an exercise price less than (i) the Market Trading Price multiplied by (ii) the Exchange Ratio (the “Company Share Price”), shall cease to represent a right to acquire Shares and automatically shall be converted without any action on the part of any holder of any Company Stock Option, at the Effective Time, into the right to receive an aggregate amount of fully paid and nonassessable shares of Parent Common Stock equal to (i) the difference between (A) the Company Share Price minus (B) the option exercise price multiplied by (ii) the number of option shares divided by (iii) the Market Trading Price. All plans or agreements described above pursuant to which any Company Stock Option has been issued or may be issued other than agreements to issue outstanding warrants or rights are referred to collectively as the “Company Plans.”

(b) At the Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, and has an exercise price greater than or equal to the Company Share Price, shall be automatically terminated as of the Effective Time.

(c) At the Effective Time, each Company Stock Option that is outstanding, unexercised and unvested and has an exercise price less than the Company Share Price shall be automatically terminated as of the Effective Time.

SECTION 1.11. Withholding Rights. Notwithstanding anything herein to the contrary, each of the Company, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any person pursuant to this Article 1 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Company, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Company, the Surviving Corporation or Parent, as the case may be.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to each of Parent and Acquisition, subject to such exceptions as are disclosed in the Disclosure Schedule (the “Company Disclosure Schedule”) delivered by the Company simultaneously with the execution hereof (which Company Disclosure Schedule shall provide an exception to or otherwise qualify the representations and warranties of the Company contained in the section of this Agreement corresponding by number to such disclosure and the other representations and warranties herein to the extent such disclosure is readily apparent on its face to be applicable to such representations and warranties specifically identify the specific Section or subsection, as applicable, to which each such exception relates), as follows:

SECTION 2.1. Organization and Qualification; Subsidiaries; Investments.

(a) Section 2.1(a) of the Company Disclosure Schedule sets forth a true and complete list of each person in which the Company owns, directly or indirectly, 5% or more of the voting interests or of which the Company otherwise has the right to direct the management (each, a “Subsidiary”) together with the jurisdiction of incorporation or organization of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock or other equity interests owned directly or indirectly by the Company. All of the outstanding capital stock or other ownership interests of each Subsidiary is owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction. Each of the Company and Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where any failure of any Subsidiary to be so organized, existing and in good standing could be cured by a ministerial filing or payment of a fee or tax. The Company has made available to Parent and Acquisition accurate and complete copies of the Certificate of Incorporation and bylaws or comparable other governing documents, each as in full force and effect on the date hereof, of the Company and each of its Significant Subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X of the SEC). Other than as specified in Section 2.1(a) of the Company Disclosure Schedule, the Company has no operating Subsidiaries other than those incorporated in a state of the United States.

(b) Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(c) Section 2.1(c) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each equity investment (including obligations that are convertible into equity securities) made by the Company or any Subsidiary in any person (including the percentage ownership as of the most recent practicable date for which the Company or such Subsidiary has capitalization information for such entity and any management rights granted to the Company or any such Subsidiary) other than the Subsidiaries (“Other Interests”). The Other Interests are owned directly or indirectly by the Company free and clear of all Liens.

SECTION 2.2. Capitalization of the Company and its Subsidiaries.

(a) The authorized capital stock of the Company consists of (i) One Hundred Million (100,000,000) Shares, of which, as of March 24, 2004, Twelve Million Five Hundred and Ninety Thousand Seven Hundred and Thirty Three (12,590,733) Shares were issued and outstanding; and (ii) Ten Million (10,000,000) shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”), none of which are outstanding as of the date hereof. All of the outstanding Shares are and the Shares issuable upon exercise of the Company Stock Options, when issued in accordance with the Company Plan, would be validly issued and fully paid, nonassessable and not subject to any preemptive rights. As of March 24, 2004, an aggregate of Five Million Six Hundred and Two Thousand Thirty-Seven (5,602,037) Shares were reserved for issuance of which Four Million Thirty-One Thousand and Two Hundred Seventy (4,031,270) Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company Plans. Between October 1, 2003 and the date hereof, no shares of the Company’s capital stock have been issued other than pursuant to the exercise of Company Stock Options already in existence on such first date, and between October 1, 2003 and the date hereof, no stock options have been granted. Except as set forth above, as of the date hereof, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or any Subsidiary convertible into or exchangeable or exercisable for, shares of capital stock or other voting securities of the Company or any Subsidiary, (iii) no options, warrants or other rights to acquire from the Company or any Subsidiary, and no obligations of the Company or any Subsidiary to issue any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or other voting securities of the Company or any Subsidiary, and (iv) no equity equivalent interests in the ownership or earnings of the Company or any Subsidiary or other similar rights. All of the outstanding Shares and Company Stock Options (collectively “Company Securities”) were issued in compliance with the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws. As of the date hereof, there are no outstanding rights or obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding shares of its capital stock or other ownership interests. Other than the Company Voting Agreements, there are no stockholder agreements, voting trusts or other arrangements or understandings to which the Company, the Company Board or any Subsidiary is a party, and to the Company’s knowledge, there are no other agreements, voting trusts or other arrangements or understandings, relating to the voting or registration of any shares of capital stock or other voting securities of the Company or any Subsidiary. Other than treasury stock as described in the Financial Statements, no Shares, Company Preferred Stock or Company Stock Options are owned by the Company or any Subsidiary. The Company has provided a true and complete list of all holders of outstanding Company Stock Options, the exercise or vesting schedule, the exercise price per share, and the term of each Company Stock Option, and whether such option is a nonqualified stock option or incentive stock option, and any restrictions on the Company’s right to repurchase of the Shares underlying the options, in each case as of the date hereof. None of the terms of the Company Stock Options provides for accelerated vesting as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. The Company has not granted Company Stock Options to employees or consultants under any Company Plan at an exercise price of less than the fair market value per Share at the time of grant as determined in good faith by the Company Board. The terms of the Company Plans allow the Company Plans to be terminated at the Effective Time.

(b) The Shares constitute the only class of equity securities of the Company or its Subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SECTION 2.3. Authority Relative to this Agreement; Recommendation.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”). The Company Board has directed that this Agreement be submitted to the Company’s stockholders for approval at the meeting of the Company’s stockholders to be held in connection with the Merger (the “Company Stockholders Meeting”), and except for the approval of the Merger and the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding Shares (the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition, constitutes the valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity.

(b) Without limiting the generality of the foregoing, the Company Board has unanimously (i) determined that the Merger is advisable and fair to, and in the best interests of the Company and the Company’s stockholders and (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, (iii) resolved to recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s stockholders, and (iv) has not withdrawn or modified such approval or resolution to recommend (except as otherwise permitted in this Agreement).

SECTION 2.4. SEC Reports; Financial Statements; Sarbanes-Oxley Act Compliance.

(a) Except as described in Section 2.4 of the Company Disclosure Schedule, the Company has filed all required forms, reports and documents (“Company SEC Reports”) with the Securities and Exchange Commission (the “SEC”) since December 31, 1998, each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each law as in effect on the dates such forms, reports and documents were filed. None of such Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded or amended by a Company SEC Report filed subsequently and prior to the date hereof. The consolidated financial statements of the Company included in the Company SEC Reports (the “Financial Statements”) have been prepared, in each case in all material respects, in conformity with United States generally accepted accounting principles applied on a consistent basis and maintained throughout the periods indicated (except as may be indicated in the notes thereto and except that unaudited statements do not contain footnotes in substance or form required to the extent permitted by Form 10-Q of the Exchange Act), and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

(b) The Company has delivered, and hereafter will deliver to Acquisition or Parent a complete and correct copy of any amendments or modifications that are required to be filed with or submitted to the SEC but have not yet been filed with or submitted to the SEC to agreements, documents or other instruments that previously had been filed with or submitted to the SEC by the Company pursuant to the Exchange Act.

(c) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by the Company’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

(d) Since December 31, 1998, neither the Company nor any Subsidiary nor any current director, officer, or to the Company’s knowledge, any former officer or director or current employee, auditor, accountant or representative of the Company or any Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding a material deficiency in the accounting or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary or their respective internal accounting controls. No attorney representing the Company or any Subsidiary, whether or not employed by the Company or any Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(e) To the Company’s knowledge, no employee of the Company or any Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law. Neither the Company nor any Subsidiary nor any officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

SECTION 2.5. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto that have been or will be filed with the SEC, the “S-4”) will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the proxy statement/prospectus relating to the matters to be submitted to the Company’s stockholders at the Company Stockholders Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”) will, at the date mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The Proxy Statement/Prospectus, insofar as it relates to the Company Stockholders Meeting, will comply, as of its mailing date, as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by Parent or Acquisition which is contained in or omitted from any of the foregoing documents or which is incorporated by reference therein.

SECTION 2.6. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, the rules and regulations of the Nasdaq National Market, and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), any filings under similar competition or merger notification laws or regulations of foreign Governmental Entities, and the filing and recordation of the Certificate of Merger as required by the DGCL, no material filing with or notice to and no material permit, authorization, consent or approval of any United States (federal, state or local) or foreign court or tribunal, or administrative, governmental or regulatory body, agency or authority (each a “Governmental Entity”) is necessary for the execution and delivery by the Company of this Agreement or the consummation by the

Company of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in a breach of any provision of the respective Certificate of Incorporation or bylaws (or similar governing documents) of the Company or any Subsidiary, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any Material Contract or (iii) violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any Subsidiary or any of their respective properties or assets.

SECTION 2.7. No Default. Neither the Company nor any Subsidiary is in (i) breach, default or violation (and no event has occurred that with notice or the lapse of time, or both, would constitute a breach, default or violation) of any term, condition or provision of its Certificate of Incorporation or bylaws (or similar governing documents), (ii) breach, default or violation (and no event has occurred that with notice or the lapse of time, or both, would constitute a breach, default or violation) of any material term, condition or provision of (A) any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any Subsidiary is now a party or by which it or any of its properties or assets may be bound or (B) any material order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any Subsidiary or any of its properties or assets.

SECTION 2.8. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent disclosed in the Company SEC Reports filed on or before the date hereof or as reflected on the consolidated balance sheet of the Company as of December 28, 2003), a true and correct copy of which has been provided to Parent, other than liabilities or obligations to suppliers, vendors, employees and landlords incurred in the ordinary and usual course of such business consistent with past practices and none of which shall exceed Two Hundred Fifty Thousand Dollars ($250,000) (either singularly or a series of related liabilities), neither the Company nor any Subsidiary has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by United States generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company (including the notes thereto). Except for the negotiation and execution of this Agreement, between December 28, 2003, and the date hereof, the Company and each Subsidiary have conducted their respective businesses in all material respects only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses consistent with past practices, and there has not been any:

(a)  damage, destruction or other casualty loss in excess of Two Hundred Fifty Thousand Dollars ($250,000), individually or in the aggregate, whether or not covered by insurance;

(b)  declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any Subsidiary, repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any Subsidiary except for repurchases from individuals following their termination of service required by the terms of their pre-existing stock option or purchase agreements;

(c)  amendment of any term of any outstanding security of the Company or any Subsidiary;

(d)  incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business and in amounts in the aggregate not in excess of Two Hundred Fifty Thousand Dollars ($250,000);

(e)  creation or assumption by the Company or any Subsidiary of any Lien on any asset or property excluding any Lien on the Company’s assets pursuant to the terms of the Company’s revolving line of credit;

(f)  loan, advance or capital contribution made by the Company or any Subsidiary to, or investment in, any person other than (i) loans or advances to employees in connection with business-related travel, in each case made in the ordinary course of business consistent with past practices, and (ii) loans, advances or capital contributions or investments by the Company to or in any wholly-owned Subsidiary, by any wholly-owned Subsidiary in the Company or, by any wholly-owned Subsidiary in any other wholly-owned Subsidiary;

(g)  transaction or binding commitment made, or any Contract entered into, by the Company or any Subsidiary relating to its assets or business (including the acquisition or disposition of any assets or property) or any relinquishment by the Company or any Subsidiary of any Contract or other right, in either case, having a stated contract amount or otherwise potentially involving Company or Subsidiary obligations or entitlements with a value of One Hundred Fifty Thousand Dollars ($150,000) or more (other than Contracts with customers and suppliers entered into in the ordinary course of business, consistent with past practices);

(h)  labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any Subsidiary, or any lockouts, strikes, work stoppages or any threats thereof or any slowdowns or threats thereof by or with respect to such employees;

(i)  exclusive license, distribution, marketing or sales agreement entered into or any agreement to enter into any exclusive license, distribution, marketing or sales agreement;

(j)  change by the Company in any of its accounting principles, practices or methods;

(k)  increase in the compensation payable or that could become payable by the Company or any Subsidiary to (i) officers of the Company or any Subsidiary, or (ii) any employee of the Company or any Subsidiary whose annual cash compensation is equal to or greater than Seventy Five Thousand Dollars ($75,000), or (iii) any employee of the Company or any Subsidiary whose annual cash compensation is less Seventy Five Thousand Dollars ($75,000), other than any increases in the compensation payable or that could become payable to such employees that do not exceed One Hundred Thousand Dollars ($100,000) in the aggregate on an annual basis; or

(l)  amendment or modification to the Financing Agreement, dated June 13, 2003, entered into by the Company, Group-Ipex, Inc., Onstaff Acquisition Corp. and the CIT Group/Business Credit, Inc.

SECTION 2.9. Litigation. Except as disclosed in the Company SEC Reports filed on or before the date hereof, there are no suits, actions, proceedings, investigations or claims pending or, to the Company’s knowledge, any credible threat thereof, against the Company, its Subsidiaries or any of their respective properties or assets before any Governmental Entity that reasonably could be expected to result in any loss, expense, charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company or any Subsidiary exceeding $500,000 or that reasonably could be expected to prevent the consummation of the transaction contemplated hereby. Except as disclosed in the Company SEC Reports filed on or before the date hereof, neither the Company nor any Subsidiary is subject to any outstanding order, writ, injunction or decree of any Governmental Entity that reasonably could be expected to result in any loss, expense, charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company or such Subsidiary exceeding Five Hundred Thousand Dollars ($500,000) or that reasonably could be expected to prevent the consummation of the transactions contemplated hereby. Regardless of the amount claimed or threatened, if losses in the aggregate to the Company in excess of $500,000 are remote or if the claim would reasonably be expected to be covered by insurance, thereby limiting the Company’s exposure to $500,000 or less, then no violation of this representation shall have occurred, provided, however, that multiple claims by shareholders of the Company as a result of this Agreement will be considered a single claim for purposes of this sentence.

SECTION 2.10. Compliance with Applicable Law. Except as disclosed in the Company SEC Reports, each of the Company and Subsidiaries holds all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (collectively, the “Company Permits”). Except as disclosed in the Company SEC Reports filed on or before the date hereof, each of the Company and Subsidiaries has materially complied, and is in material compliance with, the terms of the

Company Permits. Except as disclosed in the Company SEC Reports filed on or before the date hereof, the businesses of the Company and each Subsidiary have been and are being conducted in material compliance with all Applicable Laws. Except as disclosed in the Company SEC Reports filed on or before the date hereof, no investigation or review by any Governmental Entity with respect to the Company or any Subsidiary is pending or, to the Company’s knowledge, threatened.

SECTION 2.11. Employee Benefits.

(a) Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(ii) “ERISA Affiliate” means any other person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder;

(iii) “Company Employee Plan” refers to any material plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, stock option, stock purchase, stock bonus, performance awards, membership interest or membership interest-related awards, retirement, health, life, disability insurance, dependent care, retirement, medical, fringe benefits or other employee benefits or remuneration of any kind, funded or unfunded, written or unwritten, including without limitation each “employee benefit plan,” within the meaning of Section 3(3) of ERISA that is or has within the last three (3) years been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee and pursuant to which the Company or any ERISA Affiliate has or may have any material liability whether contingent or otherwise;

(iv) “Employee” means any current or former employee, director, or officer of the Company or any Subsidiary;

(v) “Employee Agreement” refers to each management, employment (other than offer letters that do not alter “at will” employment relationships and do not create any other binding obligation on the Company other than setting initial compensation and rights to participate in standard benefits), severance, or consulting agreement or contract as to which obligations of the Company either currently or in the future are greater or could reasonably be expected to be greater than Fifty Thousand Dollars ($50,000), or as to which such obligations under such agreement and all similar agreements are greater or could reasonably be expected to be greater than One Hundred Thousand Dollars ($100,000) in the aggregate, and each relocation, repatriation, expatriation, visa, work permit or similar agreement or contract between the Company or any Subsidiary and any Employee or consultant, as to which obligations of the Company either currently or in the future are greater or could reasonably be expected to be greater than Ten Thousand Dollars ($10,000), or as to which such obligations under such agreement and all similar agreements are greater or could reasonably be expected to be greater than One Hundred Thousand Dollars ($100,000) in the aggregate;

(vi) “Fiduciary” has the meaning set forth in Section 3(21) of ERISA;

(vii) “IRS” means the Internal Revenue Service;

(viii) “Multiemployer Plan” means any “Pension Plan” (as defined below) which is a “multiemployer plan,” as defined in Section 3(37) of ERISA;

(ix) “Multiple Employer Plan” means any “Pension Plan” (as defined below) which is a “multiple employer plan,” as defined in Section 4063 or 4064 of ERISA;

(x) “Pension Plan” refers to each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA; and

(xi) “Welfare Plan” refers to each Company Employee Plan which is a welfare plan as defined in ERISA Section 3(1).

(b) Company Employee Plans and Employee Agreements. Section 2.11(b) of the Company Disclosure Schedule contains an accurate and complete list of (i) each Company Employee Plan; and (ii) each Employee Agreement applicable to any employee of the Company or a Subsidiary. The Company has never orally or in writing represented, promised or contracted to any Employee to maintain or sponsor or contribute to any Company Employee Plan other than those listed in Section 2.11(b) of the Company Disclosure Schedule. The Company has also made available to Parent complete and correct copies of (i) the most recent plan documents, related trust documents, adoption agreements, summary plan descriptions, and all amendments thereto for each Company Employee Plan; (ii) the most recent annual reports on Form 5500 filed with the IRS with respect to each Company Employee Plan where such report is required; (iii) each group annuity contract, insurance policy, service agreement, and other material agreement or policy related to any Company Employee Plan; (iv) the most recent annual nondiscrimination test reports for each Company Employee Plan; (v) the most recent actuarial and audit reports for each Pension Plan; (vi) all IRS determination letters and rulings received by the Company and, for the last three years, copies of all correspondence to or from the IRS, Pension Benefit Guaranty Corporation or the Department of Labor (“DOL”) with respect to any proceeding involving any Company Employee Plan; (vii) all material communications to any Employee relating to any Company Employee Plan, or in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any Liability to the Company; and (viii) the most recent registration statement and prospectus prepared in connection with each Company Employee Plan.

(c) Employee Plan Compliance. (i) Each Company Employee Plan has been operated in accordance with its terms and complies in form and in operation in all material respects with all Applicable Laws, including without limitation ERISA and the Code; (ii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Employee Plan that could subject the Company, any Subsidiary or any employee of the Company to any material liability; (iii) no Fiduciary has committed a breach of any responsibility or obligation imposed upon Fiduciaries by Title I of ERISA with respect to any Company Employee Plan that could subject the Company, any Subsidiary or any Employee to any material liability; (iv) there are no Proceedings pending or threatened or, to the Company’s knowledge, reasonably anticipated (other than routine claims for benefits) with respect to any Company Employee Plan or with respect to the assets of any Company Employee Plan which could reasonably be expected to result in a material liability to the Company or any Company Employee Plan; (v) each Company Employee Plan can be amended, terminated or otherwise discontinued in accordance with its terms, without material Liability to the Company, Parent or any of their respective ERISA Affiliates (other than as required by Applicable Law, or amounts for accrued benefits and administration or contract expenses incurred in a termination event); (vi) there are no inquiries, investigations, audits or Proceedings pending or, to the Company’s knowledge, threatened by the IRS or DOL with respect to any Company Employee Plan or any related trust; (vii) neither the Company nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Sections 4975 through 4980B of the Code; (viii) each Pension Plan that is intended to be qualified under Section 401(a) of the Code is and has received a favorable determination, notification, advisory and/or opinion letter with respect to such status from the IRS or has time remaining to apply under applicable Treasury Regulation or IRS pronouncement for a determination, notification, advisory and/or opinion letter and to make any necessary amendments, and, to the Company’s knowledge, no event has occurred and no condition or circumstance has existed or exists which may reasonably be expected to result in the disqualification of such Pension Plan; (ix) there is no violation of any reporting or disclosure requirements imposed by ERISA or the Code with respect to any Company Employee Plan that could result in a material Liability to the Company; (x) all contributions (including all employer contributions and employee salary reduction contributions) required to be made to any Company Employee Plan have been made to each such Company Employee Plan by the time required by ERISA, the Code, and other Applicable Laws; (xi) neither Company nor any ERISA Affiliate is, nor could any of them reasonably expect to be, subject to (A) a security interest pursuant to Section 412(f) of the Code or (B) a lien pursuant to Section 412(n) of the Code or Section 4068 or 302(f) of ERISA; (xii) no event has occurred and there exists no condition or set of circumstances which could reasonably be anticipated to result in any material Liability to the Parent, the Company or its ERISA Affiliates with respect to any Company Employee Plan except to provide benefits in accordance with the terms of each such Company Employee Plan; and (xiii) with respect to each Company Employee Plan, all payments due from the Company or an ERISA Affiliate to date have been made and all amounts properly accrued to date as liabilities of the Company which have not been paid have been properly recorded on the books of the Company and are reflected in the Financial Statements.

(d) Pension Plans. At no time has the Company or its ERISA Affiliates maintained, contributed to, or been required to contribute to a Pension Plan subject to Code Section 412 or ERISA Section 302.

(e) Multiemployer and Multiple Employer Plans. At no time has the Company or its ERISA Affiliates (which for this purpose includes any entity that has been an ERISA Affiliate of the Company) within the last seven (7) years contributed to or been required to contribute to any Multiemployer Plan or Multiple Employer Plan.

(f) Post-Employment Obligations. No Company Employee Plan provides, or has any Liability to provide, life insurance, medical or other employee welfare benefits to any Employee upon his or her retirement or termination of employment for any reason, except (i) as may be required by statute, (ii) for benefits the full cost of which are borne by Employees of the Company (or such Employees’ beneficiaries or dependents), (iii) for death or disability benefits under any Pension Plan, or (iv) for life insurance benefits for any Employee who dies while in service with the Company.

(g) Welfare Plans. With respect to any Welfare Plans maintained by the Company or its ERISA Affiliates, the Company and its ERISA Affiliates have complied in all material respects with the provisions of Sections 4980B, 9801 and 9802 of the Code.

(h) Plan Expenses and Amendment. Since the beginning of the current plan year of any Company Employee Plan, no event has occurred and no condition or circumstance has existed that could result in a material increase in the benefits under such Company Employee Plan maintained by Company or any Subsidiary from the level of benefits for the most recently completed plan year of such Company Employee Plan. No insurance policy nor any other contract or agreement affecting any Company Employee Plan requires or permits a retroactive increase in premiums or payments due thereunder (other than any claims for benefits under any self-funded Company Employee Plan). All amendments and actions required to bring each of the Company Employee Plans into conformity with all of the applicable provisions of ERISA and other Applicable Law have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Closing Date and are disclosed on Section 2.11(h) of the Company Disclosure Schedule or will be provided to Parent within fourteen (14) days of the date hereof.

(i) Effect of Transaction.

(i) Except as described in Section 2.11(i) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any material payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any officer or employee of the Company.

(ii) No payment or benefit which will or may be made by the Company or Parent or any of their respective affiliates with respect to any Employee will be characterized as an “excess parachute payment,” within the meaning of Section 280G(b)(1) of the Code.

(j) Foreign Plans. Any Company Employee Plan which is subject to any laws, regulations, or jurisdiction outside the United States is in material compliance with the requirements of such laws.

(k) GUST. For each Pension Plan maintained by the Company or its ERISA Affiliates and intended to be a “qualified plan” under Section 401(a) of the Code, the Company or ERISA Affiliate has either (i) received a favorable determination letter from the IRS that takes into account any change required to be made to such Pension Plan in order to comply with the requirements of Section 401(a) of the Code, as amended by the Requirement Protection Act of 1994, enacted as part of the Uruguay Round Agreements Act, the Uniform Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST”), (ii) timely filed an application for determination with the IRS requesting a determination that such Pension Plan meets the requirements of Section 401(a) of the Code, as amended by GUST, and that an any trust established in connection with such Pension Plan is exempt from federal income taxation of Section 501(a) of the Code, or (iii) adopted a prototype plan that has received a favorable opinion letter from the IRS that it meets the requirements of Section 401(a) of the Code, as amended by GUST.

SECTION 2.12. Labor and Employment Matters.

(a) No collective bargaining agreement exists that is binding on the Company or any Subsidiary. Neither the Company nor any Subsidiary has received notice that any petition has been filed or proceeding instituted by an employee or group of employees of the Company or any Subsidiary with the National Labor Relations Board seeking recognition of a bargaining representative, and no such petition or proceeding is pending or, to the Company’s knowledge, threatened.

(b) (i) There is no (A) labor strike, dispute or stoppage pending or, to the Company’s knowledge, threatened or (B) slowdown pending or threatened against the Company or any Subsidiary; and

(ii) Neither the Company nor any Subsidiary has received since January 1, 2001 any written demand letters, civil rights charges, suits or drafts of suits, administrative or other claims made by any of its employees or other persons (including those related to discrimination or harassment), excluding matters that have been settled.

(c) All individuals who are performing consulting or other services for the Company or any Subsidiary are or were correctly classified by the Company as either “independent contractors” or “employees” as the case may be, and, at the Closing Date, will qualify for such classification, except as would not result in material harm to the Company.

(d) The Company has provided a complete and correct list of the name of each officer, employee and independent contractor (to whom the Company provides a Form 1099) of the Company and each Subsidiary, together with such person’s position or function, annual base salary or wages and any incentives or bonus arrangement with respect to such person. The Company has provided to Parent or its counsel all Form 1099s filed with the IRS for the past three (3) years. As of the date hereof, the Company has not received any information that would lead it to believe that any officer of the Company will or may cease to be engaged by the Company or applicable Subsidiary for any reason, including because of the consummation of the transactions contemplated by this Agreement.

(e) The Company and each Subsidiary (and, to the Company’s knowledge, each of the Company’s and each Subsidiary’s material subcontractors) is in compliance with all Applicable Laws governing or relating to employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees.

(f) The Company and each Subsidiary have in all material respects withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees.

(g) The Company is not liable for any payment in excess of Twenty Five Thousand Dollars ($25,000) annually to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practices).

(h) The Company has provided a complete and correct list of all employees holding visas issued by the United States, listing each such employee by name and type of visa. All other employees of the Company and each Subsidiary working in the United States and subject to United States immigration laws are citizens of the United States. Each employee of the Company and each Subsidiary (whether employed within or outside of the United States) possesses all applicable passports, visas or other applicable work authorizations with respect to the location at which they are employed or with respect to which they travel on behalf of the Company or any Subsidiary, and has complied with all applicable immigration and similar laws, with such isolated exceptions which do not materially effect the Company’s compliance with applicable United States immigration laws or to otherwise materially and adversely effect the Company’s business.

(i) The Company has furnished or made available to Parent a list and description of all policies and guidelines of the Company and each Subsidiary concerning employment practices, working conditions, hours and other employment matters. The Company and each Subsidiary (and, to the Company’s knowledge, each of the Company’s and its Subsidiaries’ material subcontractors) is in material compliance with all such policies and guidelines.

SECTION 2.13. Environmental Laws and Regulations.

(a) The term “Environmental Laws” means any applicable federal, state, local or foreign law, statute, treaty, ordinance, rule, regulation, permit, consent, approval, license, judgment, order, decree or injunction relating to: (i) Releases (as defined in 42 U.S.C. sec. 9601(22)) or threatened Releases of Hazardous Material into the environment, (ii) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material, (iii) the health or safety of employees in the workplace, (iv) protecting or restoring natural resources or (v) the environment. The term “Hazardous Material” means (i) “hazardous substances” (as defined in 42 U.S.C. sec. 9601(14)), including “hazardous waste” as defined in 42 U.S.C. sec. 6903, (ii) petroleum, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas and any mixtures thereof, (iv) asbestos and/or asbestos containing materials, (v) PCBs or materials containing PCBs, (vi) any material regulated as a medical waste, (vii) lead containing paint, and (viii) radioactive materials, but Hazardous Material does not include office and janitorial supplies properly maintained.

(b) (i) There have been no Releases of Hazardous Material by any person or entity in, on, under or affecting such properties or any surrounding site which could reasonably be expected to subject the Company to material liability; (ii) there is no presence of any Hazardous Material in, on, under, or affecting such properties or any surrounding site which could reasonably be expected to subject the Company to material liability; (iii) none of the Company or any Subsidiary has disposed of any Hazardous Material in a manner that has led, or reasonably could be expected to lead, to a Release which could reasonably be expected to subject the Company to material liability; (iv) since the inception, none of the Company or any Subsidiary has received any written notice of, or entered into any order, settlement or decree, or become legally responsible for through agreement, succession, assignment or other means, relating to: (A) any violation of any Environmental Laws by the Company or any Subsidiary or the institution or pendency of any suit, action, claim, proceeding or investigation by any Governmental Entity or any third party in connection with any alleged violation of Environmental Laws by the Company or any Subsidiary or (B) the response to or remediation of Hazardous Material at or arising from any of the Company’s or any Subsidiary’s properties; (v) other than non-compliance or violations that individually or in the aggregate could not reasonably be expected to result in a fine, penalty or other liability in excess of Fifty Thousand Dollars ($50,000), the Company and all Subsidiaries are in material compliance with all Environmental Laws and there have been no material violations of any Environmental Laws by the Company or any Subsidiary; (vi) there is no fact that is reasonably likely to result in material liability to the Company under any Environmental Law or which could reasonably be expected to prevent the Company or any Subsidiary from complying with Environmental Laws; and (vii) other than non-compliance or violations that individually or in the aggregate could not reasonably be expected to result in a fine, penalty or other liability in excess of Fifty Thousand Dollars ($50,000), each of the Company and each Subsidiary has obtained and is in material compliance with all approvals, authorizations, certificates, consents, licenses, orders and permits or other similar authorizations of all Governmental Entities, or from any other person, that are required under any Environmental Law applicable to the owned or leased properties of the Company or any Subsidiary.

SECTION 2.14. Taxes.

(a) Definitions. For purposes of this Agreement:

(i) the term “Tax” (including “Taxes”) means (A) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties and other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person; and

(ii) the term “Tax Return” means any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any claims for refunds of Taxes and any amendments or supplements of any of the foregoing.

(b) (i) The Company and its Subsidiaries have duly and timely filed all Tax Returns required to be filed; and (ii) all Tax Returns that have been filed by the Company and its Subsidiaries are complete and accurate, except to the extent any Taxes pertaining to the inaccuracy of clauses (i) and (ii), in the aggregate, would not be material. None of the Tax Returns filed by the Company or any of its Subsidiaries was required to contain (in order to avoid the imposition of a penalty and determined without regard to disclosure that may be made after the filing of the original Tax Return) a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign law). The Company and its Subsidiaries have complied in all material respects with all Applicable Laws relating to intercompany transactions and transfer pricing.

(c) Except with respect to Taxes that, in the aggregate, would not be material, (i) the Company and its Subsidiaries have timely withheld and paid all Taxes that were required to have been withheld or have become due or payable, respectively, and have adequately provided in accordance with the United States generally accepted accounting principles in the financial statements included in the Company SEC Reports filed on or before the date hereof for all Taxes (whether or not shown on any Tax Return) accrued through the date of such Company SEC Reports; and (ii) all Taxes of the Company and its Subsidiaries accrued following the end of the most recent period covered by the Company SEC Reports have been incurred in the ordinary course of business of the Company consistent with past practices and have been paid when due in the ordinary course of business consistent with past practices.

(d) Except as set forth on Schedule 2.14(d) of the Company Disclosure Schedule, no claim for assessment or collection of Taxes is presently being asserted against the Company or its Subsidiaries, other than claims that, in the aggregate, are not material, and neither the Company nor any of its Subsidiaries is a party to any pending action, proceeding, audit or investigation by any governmental taxing authority, nor does the Company have knowledge of any such threatened action, proceeding, audit or investigation.

(e) Neither the Company nor any Subsidiary (nor any predecessor thereof) (A) is a party to or bound by any closing agreement, offer in compromise or any other agreement with any Tax authority, (B) is a party to a plan or agreement that could give rise to remuneration the deduction for which could be disallowed under Section 162(m) of the Code, or (C) has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. There are no (1) adjustments under Section 481 of the Code or any similar adjustments with respect to the Company or any Subsidiary (or their predecessors) that will be effective for any period ending after the Closing, (2) outstanding waivers or outstanding extensions of the statute of limitations in effect with respect to Taxes for which the Company or any Subsidiary could be held liable, or (3) grants of power of attorney to any person in effect with respect to Taxes for which the Company or any Subsidiary would be liable.

(f) Neither the Company nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

(g) Neither the Company nor any Subsidiary is a party to or bound by any obligation under any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

(h) Neither the Company nor any Subsidiary has been a “distributing corporation” or a “controlled corporation” in connection with a distribution intended or purported to be governed by Section 355 of the Code.

(i) No Subsidiary of the Company that is not a United States person, as defined in the Code, is or at any time has been a passive foreign investment company within the meaning of Section 1297 of the Code, and neither the Company nor any Subsidiary is a shareholder, directly or indirectly, in a passive foreign investment company. No Subsidiary of the Company that is not a United States person as defined in the Code (x) is, or at any time has been, engaged in the conduct of a trade or business within the United States or treated as or considered to be so engaged or (y) has, or at any time has had, an investment in “United States property” within the meaning of Section 956(c) of the Code. Neither the Company nor any Subsidiary is, or at any time has been, impacted by (A) the dual consolidated loss provisions of the Section 1503(d) of the Code, (B) the overall foreign loss provisions of Section 904(f) of the Code, or (C) the recharacterization provisions of Section 952(c)(2) of the Code.

SECTION 2.15. Intellectual Property.

(a) Section 2.15(a) of the Company Disclosure Schedule accurately identifies all Company Registered IP and all material unregistered trademarks and other Intellectual Property currently used and owned by the Company or any Subsidiary. No person has an ownership interest in any Intellectual Property owned by the Company that would entitle them to exploit the Intellectual Property without the Company’s consent.

(b) “Shrinkwrap Software” means “off-the-shelf” computer software applications, other than Company Owned IP, that are generally available to all interested purchasers and licensees on standard terms and conditions. No Company Licensed IP (A) is provided to customers in connection with products or services of the Company; or (B) is sublicensed to customers by the Company. Section 2.15(b) of the Company Disclosure Schedule accurately identifies the license or other agreement or understanding pursuant to which any Company Licensed IP that is material to the Company’s business and is not Shrinkwrap Software is being licensed to or used by the Company or any Subsidiary (each, a “License-In Agreement”); and sets forth a complete and accurate list of the amount of any remaining unused prepaid royalty advanced by the Company or any Subsidiary and identifies those License-In Agreements under which any royalty or license fee (excluding fees for maintenance and support) will become payable by the Company or such Subsidiary, as applicable, thereunder by reason of the passage of time or the use or exploitation of the Intellectual Property licensed thereunder. The rights licensed under each License-In Agreement shall be exercisable by the Surviving Corporation on and after the Closing to the same extent as such rights would have been exercisable by the Company or such Subsidiary, as applicable, if the Closing had not occurred and at the same cost as the Company or such Subsidiary would have incurred if the Closing had not occurred, and no party granting such rights has given formal written notice to the Company or, to the Company’s knowledge, threatened that it intends to terminate such License-In Agreement prior to the expiration thereof in accordance with its terms.

(c) The Company or one of its Subsidiaries has good and valid title to all of the Company Owned IP, including without limitation all Company Registered IP identified in Section 2.15(a) of the Company Disclosure Schedule, free and clear of any Liens (subject to any non-exclusive licenses granted by the Company or such Subsidiary in the ordinary course of business), and, to the Company’s knowledge, (i) the Company Registered IP is valid and (ii) the Company has the right to enforce the Company Owned IP against third parties. Neither the Company nor any Subsidiary is obligated to make any payment to any person in connection with the manufacture, use, sale, importation, distribution, display, modification or other exploitation of any Company Owned IP or, except as set forth on Section 2.15(c) of the Company Disclosure Schedule, any other Intellectual Property currently used by the Company other than Shrinkwrap Software (excluding any fees for maintenance and support). The Company or any Subsidiary, as applicable, is free to make, use, modify, copy, distribute, sell, license, import, export and otherwise exploit all Company Owned IP on an exclusive basis subject to any nonexclusive (x) end-user licenses granted to customers or (y) nondisclosure or confidentiality agreements pursuant to which any person has been granted access to Company Owned IP but not the right to exploit such Company Owned IP. No current or former employee, officer, director, stockholder, consultant or independent contractor has any valid right, claim or interest in or with respect to any Company IP which would impair or which would give rise to the impairment of the Company’s use, distribution, license or other exploitation of the Company IP.

(d) The Company and each Subsidiary have taken reasonable measures and precautions necessary to protect, preserve and maintain the confidentiality and secrecy of all trade secrets and other confidential information material to the Company’s business and otherwise to maintain and protect the value of all Company Owned IP. Neither the Company nor any Subsidiary has disclosed or delivered or permitted to be disclosed or delivered to any person, and no person (other than employees or consultants of the Company and its Subsidiaries which need such information in the course of their employment) has access to or has any rights with respect to, trade secrets and other confidential information material to the Company’s business, the source code or any portion or aspect of the source code material to the Company’s business, or any proprietary information or algorithm contained in any source code of any software material to the Company’s business that comprises Company Owned IP, other than (i) instances where such trade secrets, confidential information and source code has been disclosed subject to an agreement with any person pursuant to which such person is required to maintain the confidentiality thereof, or (ii) other circumstances in which disclosure was made and the Company promptly acted to mitigate and prevent any further disclosure. The Company has the right to bring actions for infringement or unauthorized use of the Company Owned IP.

(e) (i) None of the Company Owned IP or any of the Company’s products or services or the Intellectual Property used by the Company in its operations, in each case which is not Company Licensed IP or Shrinkwrap Software, infringe, misappropriate, violate, dilute or constitute the unauthorized use of any Intellectual Property of any third party and neither the Company nor any Subsidiary has received any written notice or claim in the past three (3) years asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred, that would be material to the business and operations of the Company. No Proceeding in which the Company is a named party and has been served or has received notice of, is pending or, to the Company’s knowledge, threatened, nor is there any pending claim or demand, which challenges the ownership, legality, validity, enforceability, use, exploitation or modification by the Company or any Subsidiary of such Company Owned IP or other Intellectual Property licensed to the Company under any License-In Agreement, and the Company has received no written notice of any of the foregoing in the past (3) years. No Company Owned IP is subject to any outstanding order, judgment, decree, or stipulation restricting the use thereof by the Company or any Subsidiary or, in the case of any Intellectual Property licensed to others, restricting the sale, transfer, assignment or licensing thereof by the Company or such Subsidiary to any person.

(ii) To the Company’s knowledge, the Company’s current use of any Company Licensed IP licensed under any License-In Agreement does not infringe, misappropriate, violate, dilute or constitute the unauthorized use of any Intellectual Property of any third party.

(iii) The Company has the right to grant the licenses it grants in the course of its business.

(iv) To the Company’s knowledge, the Company has the right to use the Intellectual Property used by it in the conduct its business as it is currently conducted.

(f) To the Company’s knowledge, no person is infringing or misappropriating any Company Owned IP or making any unlawful use of any products of the Company. Neither the Company nor any Subsidiary has initiated and is maintaining before a court or in an arbitration proceeding claims or causes of action against other persons for infringement by such persons of Company Owned IP (including claims for past infringement of Intellectual Property). The transactions contemplated by this Agreement to be consummated at the Closing will have no material adverse effect on the validity or enforceability of the Company IP.

SECTION 2.16. Insurance. Each of the insurance policies maintained by the Company and each Subsidiary (the “Insurance Policies”) is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full, or if not yet due and payable, reserved by the Company on its balance sheet as of December 28, 2003 (a true and correct copy of which has been delivered to Parent) in accordance with United States generally accepted accounting principles and is listed on Schedule 2.16 of the Company Disclosure Schedule. True and complete copies of all Insurance Policies have been delivered or made available to Parent. None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the execution and delivery of, or consummation of any of the transactions contemplated by, this Agreement. Each of the Company and each Subsidiary has complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. No insurer under any Insurance Policy has canceled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy. All material claims of the Company or any Subsidiary under the Insurance Policies have been filed in a timely fashion.

SECTION 2.17. Title to Properties; Absence of Liens and Encumbrances.

(a) Section 2.17 of the Company Disclosure Schedule sets forth a complete and accurate list of all real property currently owned, leased or subleased by the Company or any Subsidiary, with the name of the lessor and the date of the lease, sublease, assignment of the lease, any guaranty given or leasing commissions payable by the Company or any Subsidiary in connection therewith and each amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been delivered or made available to Parent or Parent’s counsel. All such current leases and subleases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Subsidiary or by the other party to such lease or sublease, or person in the chain of title to such leased premises.

(b) Each of the Company and Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for such imperfections of title, if any, that do not materially impair the present value or use of the subject property. For purposes of this Section 2.17 only, the terms “property” and “assets” do not include Intellectual Property.

(c) Section 2.17(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of all real property owned or leased by the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries is in compliance in all material respects with the terms of all leases for real property to which it is a party. Neither the Company nor any of its Subsidiaries is a party to any lease, assignment or similar arrangement under which the Company or any Subsidiary is a lessor, assignor or otherwise makes available for use by any third party any portion of the owned or leased real property.

(d) The facilities, property and equipment owned, leased or otherwise used by the Company or any of its Subsidiaries are in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear) and suitable for the purposes for which they are presently used.

(e) All tangible assets which are leased by the Company or any of its Subsidiaries have been maintained with the manufacturers’ standards and specifications required by each such lease such that at each such termination of the lease such assets can be returned to their owner without any further material obligation on the part of the Company or any of its Subsidiaries with respect thereto.

SECTION 2.18. Certain Business Practices. None of the Company, any Subsidiary or any directors or officers, agents or employees of the Company or any Subsidiary, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any payment in the nature of criminal bribery.

SECTION 2.19. Off Balance Sheet Liabilities. Except as disclosed in the Company SEC Reports filed prior to the date hereof for transactions, arrangements and other relationships otherwise specifically identified in the Financial Statements, Section 2.19 of the Company Disclosure Schedule sets forth a true, complete and correct list, as of the date hereof, of all transactions, arrangements and other relationships between and/or among the Company, any of its affiliates, and any special purpose or limited purpose entity beneficially owned by or formed at the direction of the Company or any of its affiliates.

SECTION 2.20. Warranties. Section 2.20 of the Company Disclosure Schedule sets forth complete and accurate copies of the forms of written warranties and guaranties by the Company or any Subsidiary utilized with respect to its products or services. There have not been any material deviations from such warranties and guaranties that would obligate the Company or any Subsidiary to provide products or services in any form or manner not consistent with the relevant specifications for such products or services, and none of the Company, any Subsidiary or any of their respective salespeople, employees, distributors and agents is authorized to undertake obligations to any customer or to other third parties in excess of such warranties or guaranties.

SECTION 2.21. Material Contracts.

(a) Section 2.21(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all written or oral contracts, agreements, notes, bonds, indentures, mortgages, guarantees, options, leases, licenses, sales and purchase orders, warranties, commitments and other instruments of any kind (each a “Contract”), to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary, is otherwise bound, as follows (each a “Material Contract” and, collectively, the “Material Contracts”):

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and its Subsidiaries;

(ii) each Contract or related series of Contracts of the Company or any Subsidiary other than with a customer pursuant to which the Company or any Subsidiary received (or was entitled to receive) or paid (or was purportedly obligated to pay) One Hundred Thousand Dollars ($100,000) or more in the twelve month period ended December 28, 2003 (provided such Contract remains in effect as of the date hereof);

(iii) each customer contract or series of related contracts in effect on the date of this Agreement under which the Company or any Subsidiary received in the twelve month period ended December 28, 2003 or is entitled to receive thereafter (1) Five Hundred Thousand Dollars ($500,000) or more for products or services and (2) a fixed amount to be paid in exchange for the provision of services;

(iv) each Contract or series of related contracts that requires payment by or to the Company after December 28, 2003 of One Hundred Thousand Dollars ($100,000) or more (provided such Contract is not by its terms cancelable by the Company or any Subsidiary on 60 days or less notice);

(v) each Contract containing noncompetition restrictions, including any covenant limiting the right of the Company or its Subsidiaries to engage in any line of business or compete with any person in any line of business, including any geographic limitations;

(vi) each Contract that either individually or in the aggregate is material to any line of business of the Company or any Subsidiary that requires any consent or other action by any person for, or will be subject to default, termination, material repricing or other renegotiation, or cancellation because of, the transactions contemplated hereby;

(vii) other than Shrinkwrap Software, each Contract that either individually or in the aggregate, if terminated or expired, would materially impair or prevent Company’s ability to (A) develop, use, sell, distribute or manufacture any products or services provided to customers in the twelve months ending December 28, 2003 or in any future 12 month period; or (B) enter a line of business currently contemplated by Company or any Subsidiary;

(viii) each Contract or series of related Contracts of the Company or any Subsidiary relating to, and evidences of, indebtedness for borrowed money or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset) in excess of One Hundred Thousand Dollars ($100,000);

(ix) each Contract relating to any legal entity in the nature of a partnership, limited liability company, or joint venture, in which the Company owns more than 25% of the voting rights, or a material strategic alliance;

(x) each Contract that requires the Company or any Subsidiary to grant “most favored customer” pricing to any other person;

(xi) each Contract which could prohibit the consummation of the transactions contemplated by this Agreement; and

(xii) each Contract with any present director or executive officer of the Company or any of its Subsidiaries or any stockholder who owns or controls two percent (2%) or more of the Shares (other than Employee Agreements).

(b) (i) Each Material Contract is a legal, valid and binding obligation of the Company or a Subsidiary and, to the Company’s knowledge, each other person who is a party thereto, enforceable against the Company or such Subsidiary and to the Company’s knowledge, each such other person in accordance with its terms; (ii) neither the Company or any Subsidiary nor, to the Company’s knowledge, any other party thereto is in material default any Material Contract; and (iii) neither the Company nor any Subsidiary is a party to any Material Contract that, to the Company’s knowledge, the Company or such Subsidiary does not have the present ability to fully perform.

SECTION 2.22. Suppliers and Customers. The documents and information supplied by the Company to Parent or any of its representatives with respect to relationships and volumes of business done with the Company’s or any Subsidiary’s significant suppliers and customers are accurate in all material respects. During the last twelve months, neither the Company nor any Subsidiary has received any written notices of termination or written or oral threats of termination from any of the ten (10) largest suppliers or the twenty-five (25) largest customers of the Company and its Subsidiaries, taken as a whole, or to the Company’s knowledge, any information that any such customer or supplier intends to materially decrease the amount of business that it does with the Company or any Subsidiary.

SECTION 2.23. Affiliates. Except for the directors and executive officers of the Company, each of whom is listed in Section 2.23 of the Company Disclosure Schedule, there are no persons who may be deemed to be affiliates of the Company under Rule 145 of the Securities Act (“Company Affiliates”).

SECTION 2.24. Opinion of Financial Advisor. Robert W. Baird & Co. Incorporated (the “Company Financial Advisor”) has delivered to the Company Board its opinion to the effect that as of the date such opinion was delivered, the Merger Consideration is fair, from a financial point of view, to the holders of Shares (the “Company Fairness Opinion”). The Company has been authorized by the Company Financial Advisor to permit, subject to the prior review and consent by the Company Financial Advisor (such consent not to be unreasonably withheld), the inclusion of the Company Fairness Opinion (or a reference thereto) in the Proxy Statement/Prospectus. As of the date hereof, such opinion has not been withdrawn, revoked or modified. A true and complete copy of the Company Fairness Opinion will be delivered to Parent promptly after receipt of written confirmation thereof.

SECTION 2.25. Brokers. No broker, finder or investment banker (other than the Company Financial Advisor, a true and correct copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

SECTION 2.26. Takeover Statutes. The Company Board has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203), and any other similar Applicable Law, will not apply to Parent or Acquisition with respect to the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

SECTION 2.27. Interested Party Transactions. Except as disclosed in the Company SEC Reports, no director, officer or other affiliate of the Company has or has had, directly or indirectly, (i) an economic interest in any person that has furnished or sold, or furnishes or sells, services or products that the Company or any Subsidiary furnishes or sells, or proposes to furnish or sell; (ii) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Subsidiary, any goods or services; (iii) a beneficial interest in any Contract included in Section 2.15 or 2.20 of the Company Disclosure Schedule; or (iv) any contractual or other arrangement with the Company or any Subsidiary; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 2.27.

SECTION 2.28. Cash Flow. The Company has adequate cash (including borrowing capacity under its existing line of credit) necessary to continue its operations in the ordinary course of business, consistent with recent practices, through the Closing Date.

SECTION 2.29. Representations Complete. The representations and warranties made by the Company in this Agreement, the statements made in any Schedules or certificates furnished by the Company pursuant to this Agreement, and the statements made by the Company in any documents mailed, delivered or furnished to the shareholders of Parent or the Company in connection with soliciting their proxy or consent to this Agreement and the Merger, do not contain and will not contain, as of their respective dates and, if such representation or warranty also must be brought forward to the Effective Date pursuant to Section 5.3(a), then as of the Effective Time, any untrue statement of a material fact, nor do they omit or will they omit, as of their respective dates and, if such representation or warranty also must be brought forward to the Effective Date pursuant to Section 5.3(a), then as of the Effective Time, to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF

PARENT AND ACQUISITION

Parent and Acquisition hereby represent and warrant to the Company, subject to such exceptions as are disclosed in the Disclosure Schedule (the “Parent Disclosure Schedule”) delivered by Parent simultaneously with the execution hereof (which Parent Disclosure Schedule shall provide an exception to or otherwise qualify the representations and warranties of Parent and Acquisition contained in the section of this Agreement corresponding by number to such disclosure and the other representations and warranties herein to the extent such disclosure is readily apparent on its face to be applicable to such representations and warranties specifically identify the specific Section or subsection, as applicable, to which each such exception relates), as follows:

SECTION 3.1. Organization.

(a) Parent is a corporation duly organized, validly existing, and with active status under the laws of the State of Florida and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Acquisition is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Parent has made available to the Company complete and accurate copies of the Articles of Incorporation and bylaws of Parent and the Certificate of Incorporation and bylaws of Acquisition, in each case as in full force and effect on the date hereof.

(b) Each of Parent and Acquisition is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

SECTION 3.2. Capitalization of Parent and its Subsidiaries.

(a) The authorized capital stock of the Parent consists of (i) Two Hundred Fifty Million (250,000,000) shares of Parent Common Stock, of which, as of March 10, 2004, Thirty Million Six Hundred and Fifty Six Thousand Five Hundred and Eighty Eight (30,656,588) shares of Parent Common Stock were issued and outstanding; and (ii) Fifteen Million (15,000,000) shares of preferred stock, par value $.01 per share, none of which are outstanding. All of the outstanding shares of Parent Common Stock have been validly issued and are fully paid, nonassessable and free of preemptive rights. As of March 10, 2004, an aggregate of Eight Million Eight Hundred and Sixty Six Thousand and Three Hundred (8,866,300) shares of Parent Common Stock were reserved for issuance of which Six Million Four Hundred and Eighty Eight Thousand Seven Hundred and Fifty One (6,488,751) shares of Parent Common Stock were issuable upon or otherwise deliverable in connection with the exercise of outstanding options to purchase Parent Common Stock issued pursuant to the following plans (“Parent Plans”): Non-Employee Director Stock Option Plan and Stock Incentive Plan. Between March 10, 2004 and the date hereof, no shares of the Parent’s capital stock have been issued other than pursuant to options already in existence on such first date issued under Parent Plans, and between March 10, 2004 and the date hereof, no stock options have been granted. Except as set forth above and for the rights (the “Parent Rights”) issued pursuant to Parent’s Rights Agreement, effective as of October 28, 1998, between Parent and State Street Bank and Trust Company (the “Parent Rights Agreement”), as of the date hereof, there are outstanding (i) no shares of capital stock or other voting securities of Parent, (ii) no securities of Parent or any of its subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of Parent, (iii) no options, warrants or other rights to acquire from Parent or any of its subsidiaries, and, except as described in the Parent SEC Reports, no obligations of Parent or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or other voting securities of Parent, and (iv) no equity equivalent interests in the ownership or earnings of the Parent or other similar rights (collectively “Parent Securities”). As of the date hereof, there are no outstanding rights or obligations of the Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Other than the Parent Voting Agreements, there are no shareholder agreements, voting trusts or other arrangements or understandings to which Parent is a party or by which it is bound relating to the voting or registration of any shares of capital stock or other voting securities of Parent.

(b) The Parent Rights and Parent Common Stock constitute the only classes of equity securities of Parent or its subsidiaries registered or required to be registered under the Exchange Act.

SECTION 3.3. Authority Relative to this Agreement. Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Acquisition and by Parent as the sole shareholder of Acquisition. No other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid, legal and binding agreement of each of Parent and Acquisition enforceable against each of Parent and Acquisition in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally or to general principles of equity. Without limiting the generality of the foregoing, the Board of Directors of Parent (the “Parent Board”) has unanimously approved this Agreement, the Merger and the other transactions contemplated hereby.

SECTION 3.4. Parent Common Stock. The shares of Parent Common Stock to be issued upon exercise of Company Stock Options assumed by Parent hereunder will, when issued and delivered in accordance with this Agreement, be duly authorized, validly issued, fully paid and non-assessable and issued in compliance with federal and state securities laws.

SECTION 3.5. SEC Reports; Financial Statements.

(a) Parent has filed all required forms, reports and documents (“Parent SEC Reports”) with the SEC since December 31, 1998, each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each law as in effect on the dates such forms, reports and documents were filed. None of such Parent SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded or amended by a Parent SEC Report filed subsequently and prior to the date hereof. The consolidated financial statements of Parent included in the Parent SEC Reports fairly present in conformity with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

(b) Parent has heretofore made, and hereafter will make, available to the Company a complete and correct copy of any amendments or modifications that are required to be filed with or submitted to the SEC but have not yet been filed with or submitted to the SEC to agreements, documents or other instruments that previously had been filed with or submitted to the SEC by Parent pursuant to the Exchange Act.

(c) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by Parent’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

(d) Since December 31, 1998, neither Parent nor any of its subsidiaries nor, to Parent’s knowledge, any director, officer, employee, auditor, accountant or representative of Parent or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding a material deficiency in the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its subsidiaries or their respective internal accounting controls. No attorney representing Parent or any of its subsidiaries, whether or not employed by Parent or any of its subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(e) To the Parent’s knowledge, no employee of Parent or any of its subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Law. Neither Parent nor any of its subsidiaries nor any officer, employee, contractor, subcontractor or agent of Parent or any such subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Parent or any of its subsidiaries in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. § 1514A(a).

SECTION 3.6. Information Supplied. None of the information supplied or to be supplied by Parent or Acquisition for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) the Proxy Statement/Prospectus will, at the date mailed to stockholders of the Company at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. Each of the S-4 and the Proxy Statement/Prospectus will comply, as of its mailing date, as to form in all material respects the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by the Company which is contained in or omitted from any of the foregoing documents or which is incorporated by reference therein.

SECTION 3.7. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under and other applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, the rules and regulations of the Nasdaq National Market, the HSR Act, and any filings under similar competition or merger notification laws or regulations of foreign Governmental Entities and the filing and recordation of the Certificate of Merger as required by the DGCL, no material filing with or notice to, and no material permit, authorization, consent or approval of any Governmental Entity is necessary for the execution and delivery by Parent or Acquisition of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by Parent or Acquisition nor the consummation by Parent or Acquisition of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the Articles of Incorporation or bylaws of Parent or the Certificate of Incorporation or bylaws of Acquisition, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Acquisition or any of Parent’s other subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (iii) violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Acquisition or any of Parent’s other subsidiaries or any of their respective properties or assets.

SECTION 3.8. No Default. Neither Parent nor any of its subsidiaries is in (i) breach, default or violation (and no event has occurred that with notice or the lapse of time, or both, would constitute a breach, default or violation) of any term, condition or provision of its Articles of Incorporation or bylaws (or similar governing documents), or (ii) material breach, default or violation (and no event has occurred that with notice or the lapse of time, or both, would constitute a breach, default or violation) of any term, condition or provision of (a) any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent nor any of its subsidiaries is now a party or by which it or any of its properties or assets may be bound, or (b) any material order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent nor any of its subsidiaries or any of its properties or assets.

SECTION 3.9. Litigation. Except as disclosed in the Parent SEC Reports filed on or before the date hereof or except as set forth on Section 3.9 of the Parent Disclosure Schedule, there is no suit, action, proceeding, investigation or material claim pending or, to the Parent’s knowledge, any credible threat thereof, against Parent or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity. Except as disclosed in the Parent SEC Reports filed on or before the date hereof, neither Parent nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree of any Governmental Entity that reasonably could be expected to result in any loss, expense, charge, assessment, levy, fine or other liability being imposed upon or incurred by the Parent or such subsidiary exceeding Seven Hundred Fifty Thousand Dollars ($750,000) or that reasonably could be expected to prevent the consummation of the transactions contemplated hereby.

SECTION 3.10. Brokers. No broker, finder or investment banker (other than the Parent Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition.

SECTION 3.11. No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation, execution and consummation of this Agreement and the transactions contemplated hereby, Acquisition has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind or entered into any agreement or arrangement with any person.

SECTION 3.12. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent disclosed by Parent in the Parent SEC Reports filed on or before the date hereof other than liabilities or obligations to suppliers, vendors, employees and landlords incurred in the ordinary and usual course of such business consistent with past practices, neither Parent nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by United States generally accepted accounting principles to be reflected on a consolidated balance sheet of Parent (including the notes thereto). Except for the negotiation and execution of this Agreement, between January 1, 2004 and the date hereof, the Parent and each of its subsidiaries have conducted their respective businesses in all material respects only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such business consistent with past practices.

SECTION 3.13. Compliance with Applicable Law. Except as disclosed in the Parent SEC Reports filed on or before the date hereof, each of Parent and its subsidiaries holds all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (collectively, the “Parent Permits”). Except as disclosed in the Parent SEC Reports filed on or before the date hereof, Parent and its subsidiaries have materially complied, and are in material compliance with, the terms of Parent Permits. Except as disclosed in the Parent SEC Reports, the businesses of Parent and its subsidiaries have been and are being conducted in material compliance with all material Applicable Laws.

Except as disclosed in the Parent SEC Reports filed on or before the date hereof, no investigation or review by any Governmental Entity with respect to Parent or any of its subsidiaries is pending or, to the Parent’s knowledge, threatened.

SECTION 3.14. Suppliers and Customers. The documents and information supplied by Parent to the Company or any of its representatives with respect to relationships and volumes of business done with Parent’s or any of its subsidiaries’ significant suppliers and customers are accurate in all material respects. During the last twelve (12) months, neither Parent nor any or its subsidiaries has received any oral or written notices of termination or written threats of termination from any of the ten (10) largest suppliers or the twenty-five (25) largest customers of Parent and its subsidiaries, taken as a whole, or to Parent’s knowledge, any information that any such customer or supplier intends to materially decrease the amount of business that it does with the Parent or any of its subsidiaries.

SECTION 3.15. Parent Employee Benefit Matters.

(a) Section 3.15(a) of the Parent Disclosure Schedule lists, with respect to employees in the United States of Parent and, to the Parent’s knowledge and its subsidiaries, all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, restricted stock, long term incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, change in control, and severance agreements, to which Parent or any of its subsidiaries is a party, with respect to which Parent or any of its subsidiaries has any obligation or which are maintained, contributed to or sponsored by Parent or any of its subsidiaries for the benefit of any current or former employee, officer or director of Parent or any of its subsidiaries (collectively, the “Parent Benefit Plans”), other than plans, programs, arrangements or agreements that are not material. Copies or summaries of each material Parent Benefit Plan have been made available to the Company. Neither Parent nor any of its subsidiaries has any written commitment to create, adopt or amend any material employee benefit plan, program, arrangement or agreement, other than any immaterial modification or any modification or change required by Applicable Law.

(b) Each Parent Benefit Plan is now in all respects in compliance with its terms and with the requirements of all applicable laws and regulations, including, without limitation, ERISA and the Code, except where any non-compliance would not reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect on Parent. To the Parent’s knowledge, no action, claim or proceeding is pending or threatened with respect to any Parent Benefit Plan, other than claims for benefits in the ordinary course and other than such actions, claims or proceedings that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.16 Parent Intellectual Property. Parent (or one of its subsidiaries) owns all of the Intellectual Property, or has obtained the right to use all of the Intellectual Property that is not owned by it, that is used in any material respect in Parent’s businesses as currently conducted. The Intellectual Property owned by Parent (or one of its subsidiaries) and used in any material respect in Parent’s businesses as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any valid and enforceable rights owned or controlled by any third party, including any Intellectual Property of any third party. To Parent’s knowledge, the Intellectual Property it has licensed from third parties, and used in any material respect in Parent’s businesses as currently conducted, does not infringe upon, violate or constitute the unauthorized use of any valid and enforceable rights owned or controlled by any other third party.

SECTION 3.17. Representations Complete. The representations and warranties made by Parent and Acquisition in this Agreement, the statements made in any certificates furnished by Parent and Acquisition pursuant to this Agreement, and the statements made by Parent and Acquisition in any documents mailed, delivered or furnished to the stockholders of Parent and the Company in connection with soliciting their proxy or consent to this Agreement and the Merger, do not contain and will not contain, as of their respective dates and as of the Effective Time, any untrue statement of a material fact, nor do they omit or will they omit, as of their respective dates or as of the Effective Time, to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

ARTICLE 4

COVENANTS

SECTION 4.1. Conduct of Business.

(a) Conduct of Business of the Company. Except (i) as expressly contemplated by this Agreement, (ii) as disclosed in Section 4.1(a) of the Company Disclosure Schedule, (iii) to the extent that Parent shall otherwise consent in writing (such consent or declination to consent not to be unreasonably delayed), or (iv) to the extent such conduct is caused by the actions of Parent as manager of the Company pursuant to the exercise of its rights under the Management Agreement, during the period from the date hereof to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Subsidiary to, conduct its operations in the ordinary course of business consistent with past practices and, to the extent consistent therewith, and with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement or described in Section 4.1 of the Company Disclosure Schedule, and except for such conduct caused by the actions of Parent as manager of the Company pursuant to the exercise of its rights under the Management Agreement, prior to the Effective Time, neither the Company nor any Subsidiary shall, without the prior written consent (such consent or declination to consent not to be unreasonably delayed) of Parent:

(i) amend its Certificate of Incorporation or bylaws (or other similar governing instrument);

(ii) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), or alter or amend the terms of, any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights);

(iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any Subsidiary;

(iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

(v) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of any Subsidiary;

(vi) (A) incur, assume or forgive any long-term or short-term debt or issue any debt securities except as permitted under the existing line of credit with CIT/Business Credit in the ordinary course of business consistent with past practices; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except for obligations of any Subsidiary incurred in the ordinary course of business consistent with past practices; (C) make any loans, advances or capital contributions to or investments in any other person (other than to a Subsidiary or customary loans or advances to employees in each case in the ordinary course of business consistent with past practices); (D) pledge or otherwise subject to any Lien shares of capital stock of the Company or any Subsidiary or any of the Other Interests; or (E) mortgage or pledge any of its properties or assets, tangible or intangible, or create or suffer to exist any new Lien (or any increase or expansion of the scope of any existing Lien) thereupon other than as a result of modifications to synthetic lease agreements outstanding on the date hereof;

(vii) except as may be permitted by clause (viii) below or as may be required by Applicable Law, (A) enter into, adopt, make, amend in any manner or terminate any employment agreement or any bonus payments, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement other than (x) offer letters to new hires in the ordinary course of business consistent with past practices provided that no such offer letter shall provide (1) for the grant of options under the Company Plans that will provide for acceleration, or (2) provide any severance rights, in either case as a result of the transactions contemplated by this Agreement whether or not in connection with any other event, including termination of employment, or alter any “at will” employment relationship and (y) options under the Company Plans to purchase Shares permitted by clause (ii), or (B) enter into, adopt amend in any manner or terminate any pension, retirement, deferred compensation, employment, health, life, or disability insurance, dependent care, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer, employee or consultant in any manner or (C) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including the granting of stock options, restricted stock, stock appreciation rights or performance units);

(viii) (A) pay or agree to pay any severance or termination pay to any director, officer, employee or consultant, except payments (1) made pursuant to written agreements outstanding on the date hereof or the Company’s written policy in existence on the date hereof, the terms of which are in all material respects disclosed on Section 4.1(a)(viii) of the Company Disclosure Schedule and copies of which have been provided to Parent, (2) that are set forth in Section 4.1(a)(viii) of the Company Disclosure Schedule with respect to the termination of employees or consultants or (3) as required by Applicable Law;

(ix) exercise its discretion with respect to or otherwise voluntarily accelerate the vesting of any Company Stock Option as a result of the Merger, any other change of control of the Company (as defined in the Company Plans) or otherwise;

(x) (A) except as permitted by clause (xiii)(E) below, purchase, acquire, lease or license-in any material assets in any single transaction or series of related transactions having a fair market value in excess of One Hundred Thousand Dollars ($100,000) in the aggregate, or sell, transfer or otherwise dispose of any assets other than sales in the ordinary course of business consistent with past practice;

(xi) except as may be required as a result of a change in law or in United States generally accepted accounting principles, change any of the accounting principles, practices or methods used by it;

(xii) revalue any of its assets or properties, including writing down the value of assets or writing-off notes or accounts receivable, other than in the ordinary course of business consistent with past practices or due to changes in the United States generally accepted accounting principles requiring such revaluation that are adopted after the date hereof;

(xiii) (A) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other person or division or business unit thereof or any equity interest therein; (B) enter into any contract or agreement that would be material to the Company and its Subsidiaries, taken as a whole, other than customer contracts in the ordinary course of business consistent with past practices; (C) amend, modify or waive any right under any Material Contract of the Company or any Subsidiary; (D) modify its standard warranty terms or amend or modify any warranties in effect as of the date hereof in any material manner that is adverse to the Company or any Subsidiary; (E) authorize any additional or new capital expenditure or expenditures that individually or in the aggregate are in excess of One Hundred Thousand Dollars ($100,000); or (F) enter into any contract that contains non-competition restrictions;

(xiv) make or rescind any express or deemed election relating to Taxes or settle or compromise any Tax liability or enter into any closing or other agreement with any Tax authority with respect to any material tax liability; or file or cause to be filed any material amended Tax Return, file or cause to be filed any claim for refund of Taxes previously paid, or agree to an extension of a statute of limitations with respect to the assessment or determination of Taxes;

(xv) fail to file any Tax Returns when due, fail to cause such Tax Returns when filed to be true, correct and complete, prepare or fail to file any Tax Return in a manner inconsistent with past practices in preparing or filing similar Tax Returns in prior periods or, on any such Tax Return of the Company, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, in each case, except to the extent required by Applicable Law, or fail to pay any Taxes when due;

(xvi) settle or compromise any pending or threatened suit, action or claim that (A) relates to the transactions contemplated hereby or (B) the settlement or compromise of which would require the payment by the Company or any Subsidiary of damages in excess of One Hundred Thousand Dollars ($100,000) or that would otherwise be material to the Company or involves any equitable relief;

(xvii) enter into any licensing, distribution, sponsorship, advertising, merchant program or other similar contracts, agreements, or obligations which provide for payments by the Company or any Subsidiary in an amount in excess of Fifty Thousand Dollars ($50,000) over the noncancelable term of the agreement;

(xviii) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xix) subject to Sections 4.2 and 4.3 hereof, engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement;

(xx) knowingly take any action that would result in a failure to maintain trading of the Shares on the Nasdaq National Market;

(xxi) amend or terminate any insurance policy without replacing such policy with a policy providing at least equal coverage, insuring comparable risks and issued by an insurance company financially comparable to the prior insurance company;

(xxii) amend or modify the Financing Agreement, dated June 13, 2003, entered into by the Company, Group-Ipex, Inc., Onstaff Acquisition Corp. and the CIT Group/Business Credit, Inc. as amended on March 1, 2004 and April 2, 2004 (the “Financing Agreement”); or

(xxiii) take or agree in writing or otherwise to take any of the actions described in Sections 4.1(i) through 4.1(xxii) (and it shall use all reasonable efforts not to take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect).

(b) Conduct of Business of Parent. Except (i) as expressly contemplated by this Agreement, (ii) as described in Section 4.1(b) of the Parent Disclosure Schedule, or (iii) to the extent that Company shall otherwise consent in writing (such consent or declination to consent not to be unreasonably delayed), during the period from the date hereof to earlier of the Effective Time and the termination of this Agreement in accordance with its terms, prior to the Effective Time, Parent and its subsidiaries shall collectively conduct their operations in the ordinary course of business consistent with past practices, and without limiting the generality of the foregoing neither Parent nor

Acquisition will, without the prior written consent (such consent or declination to consent not to be unreasonably delayed) of the Company:

(i) amend its Articles of Incorporation or bylaws (or other similar governing instrument) in a manner that would reasonably be likely to adversely affect the Parent Common Stock;

(ii) pay or set a record date prior to the Effective Date relating to any extraordinary dividend or extraordinary distribution;

(iii) knowingly take any action that would result in a failure to maintain trading of Parent Common Stock on the Nasdaq National Market;

(iv) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(v) engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement; or

(vi) take or agree in writing or otherwise to take any of the actions described in Sections 4.1(b)(i) through 4.1(b)(v) (and it shall use all reasonable efforts not to take any action that would make any of the representations or warranties of Parent contained in this Agreement untrue or incorrect).

SECTION 4.2. Preparation of S-4 and the Proxy Statement/Prospectus; Stockholders Meetings.

(a) As promptly as reasonably practicable following the date hereof, Parent and the Company shall cooperate in preparing and each shall cause to be filed with the SEC mutually acceptable proxy materials that shall constitute the Proxy Statement/Prospectus and Parent shall prepare and file with the SEC the S-4. The Proxy Statement/Prospectus will be included as a prospectus in and will constitute a part of the S-4 as Parent’s prospectus and, subject to the provisions of Section 4.3(b), shall include the Company Recommendation. Each of Parent and the Company shall use commercially reasonable efforts to have the Proxy Statement/Prospectus declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise each other of any oral comments with respect to the Proxy Statement/Prospectus or S-4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement/Prospectus and the S-4 prior to filing such with the SEC and will provide each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Proxy Statement/Prospectus or the S-4 shall be made without the approval of both Parent and the Company, which approval shall not be unreasonably withheld or delayed; provided that, with respect to documents filed by a party hereto that are incorporated by reference in the S-4 or Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations; and provided, further, that the Company, in connection with a Change in the Company Recommendation, may amend or supplement the Proxy Statement/Prospectus or S-4 (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a Change in the Company Recommendation, and in such event, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its Board of Directors’ deliberations and conclusions be accurately described. The Company will use commercially reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as promptly as reasonably practicable after the S-4 is declared effective under the Securities Act. Each party hereto will advise the other party, promptly after it receives notice thereof, of the time when the S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the S-4. If, at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company and such information should be set forth in an amendment or supplement to any of the S-4 or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto discovering such information shall promptly notify the other parties hereto and, to the extent required by law, rules or regulations, the Company and Parent shall cooperate to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and disseminated to the stockholders of the Company. Parent shall also take any commercially reasonable action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and upon the exercise of Company Stock Options, and the Company shall furnish all information concerning the Company and the holders of Shares as may be reasonably requested in connection with any such action.

(b) The Company shall duly take all lawful action to call, give notice of, convene and hold the Company Stockholders Meeting as soon as practicable on a date determined in accordance with the mutual agreement of Parent and the Company for the purpose of obtaining the Company Stockholder Approval and subject to Section 4.3, shall use commercially reasonable efforts to solicit the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone (i) the Company Stockholders Meeting to the extent necessary to ensure that any necessary supplement or amendment to the S-4 and/or the Proxy Statement/Prospectus is provided to the Company’s stockholders in advance of a vote on the Merger and this Agreement or (ii) the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the S-4 and the Proxy Statement), if there are insufficient Shares represented, either in person or by proxy, to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting. The Company Board shall recommend the approval of the plan of merger contained in this Agreement by the stockholders of the Company to the effect as set forth in Section 2.3(b) (the “Company Recommendation”), and shall not (i) withdraw, modify or qualify in any manner adverse to Parent such recommendation or (ii) take any action or make any statement in connection with the Company Stockholders Meeting inconsistent with such recommendation (collectively, a “Change in the Company Recommendation”); provided, however, that the Company Board may evaluate whether to make and may make pursuant to Section 4.3 a Change in the Company Recommendation prior to the Company Stockholders Meeting pursuant to Section 4.3 hereof and may make any statement required by 14d-9 or 14e-2 of the Exchange Act.

SECTION 4.3. No Solicitation or Negotiation.

(a) The Company, its Subsidiaries and other affiliates and their respective officers, directors, representatives (including the Company Financial Advisor or any other investment banker and any attorneys and accountants) shall, and the Company shall use all reasonable efforts to cause its and its Subsidiaries’ and other affiliates’ respective non-officer employees with managerial responsibilities and agents to, immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition Proposal. The Company also agrees promptly to request each person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition of stock or assets or otherwise) the Company or any Subsidiary, if any, to return (or if permitted by the applicable confidentiality agreement, destroy) all confidential information heretofore furnished to such person by or on behalf of the Company or any Subsidiary and, if requested by Parent, to enforce such person’s obligation to do so. Neither the Company nor any Subsidiary or other affiliates shall, nor shall the Company authorize or permit any of its or their respective officers, directors or representatives to, and the Company shall use all reasonable efforts to cause its and its Subsidiaries’ and other affiliates’ respective non-officer employees with managerial responsibilities and agents not to, directly or indirectly, (i) encourage, solicit, initiate or knowingly facilitate the submission of any proposal for a Third Party Acquisition Proposal, (ii) participate in or initiate any discussions or negotiations regarding, or provide any non-public information with respect to, the Company or any Subsidiary or their respective businesses, assets or properties (other than Parent and Acquisition or any designees of Parent and Acquisition) in connection with, or take any other action to knowingly facilitate any Third Party Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Third Party Acquisition Proposal or (iii) enter into any agreement with respect to any Third Party Acquisition Proposal; provided, however, that if the Company Board determines in good faith, after consultation with legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company’s stockholders under the DGCL, the Company may, in response to an unsolicited bona fide written Third Party Acquisition Proposal that the Company Board determines in good faith, based on consultation with the Company Financial Advisor, constitutes or is reasonably likely to result in a Superior Proposal which, if accepted, is reasonably capable of being consummated and only for so long as the Board of Directors so determines in good faith that its actions are reasonably likely to lead to a Superior Proposal, (i) furnish only to any Third Party pursuant to a confidentiality agreement in a form substantially similar to the Nondisclosure Agreement (A) the information with respect to the Company of the same type and scope that the Company provided to Parent prior to the date hereof and (B) any such additional information that such Third Party requests, but only if the Company is permitted, and does in fact, simultaneously furnish such additional information to Parent, and (ii) participate in discussions and negotiations regarding such Third Party Acquisition Proposal; provided, further, that nothing herein shall prevent the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer. The Company shall promptly (and in any event within one (1) day after the Company attains knowledge thereof) (x) notify Parent in the event the Company or any Subsidiary or other affiliates or any of their respective officers, directors, employees and agents receives any Third Party Acquisition Proposal, including the terms and conditions thereof and the identity of the party submitting such proposal, and any request for confidential information made in connection with a Third Party Acquisition Proposal, (y) provide a copy of any written agreements, proposals or other materials the Company receives from any such person or group (or its representatives), and (z) promptly, and in any event within one (1) day, advise Parent of any material modifications thereto.

(b) Except as set forth in this Section 4.3(b), the Company Board shall not make a Change in the Company Recommendation or approve or recommend, or cause or permit the Company to enter into any letter of intent, agreement or obligation with respect to, any Third Party Acquisition Proposal. Notwithstanding the foregoing, if the Company Board by a majority vote determines in its good faith judgment prior to the Company Stockholders Meeting, after consultation with outside legal counsel, that it is required to make a Change in the Company Recommendation in order to comply with its fiduciary duties, the Company Board may recommend a Superior Proposal, but only (i) after providing written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and (ii) if Parent does not, within five (5) days of Parent’s receipt of the Notice of Superior Proposal, make an offer that the Company Board by a majority vote determines in its good faith judgment (after consultation with the Company Financial Advisor or another financial advisor of nationally recognized reputation) to be at least as favorable to the Company’s stockholders as such Superior Proposal, provided, however, that the Company shall not be entitled to enter into an agreement with respect to a Superior Proposal unless and until this Agreement is terminated pursuant to Section 6.1 and the Company has paid the fees required by Section 6.3. Any disclosure that the Company Board may be compelled to make with respect to the receipt of a Third Party Acquisition Proposal or otherwise in order to comply with its fiduciary duties or Rule 14d-9 or 14e-2 will not constitute a violation of this Agreement, provided that such disclosure states that no action will be taken by the Company Board in violation of this Section 4.3(b).

(c) For the purposes of this Agreement, “Third Party Acquisition Proposal” means, other than in connection with the Merger or as otherwise specifically contemplated by this Agreement, any proposal relating to (i) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Company or any Subsidiary; (ii) any sale, lease, exchange, transfer or other disposition (including by way of merger, consolidation or exchange), in a single transaction or a series of related transactions, of the assets of the Company or any Subsidiary constituting fifteen percent (15%) or more of the consolidated assets of the Company or accounting for fifteen percent (15%) or more of the consolidated revenues of the Company; (iii) any tender offer, exchange offer or similar transactions or series of related transactions made by any person involving the Company’s common stock constituting fifteen percent (15%) or more of the Company’s common stock; (iv) the acquisition by any person (other than Parent or any of its affiliates) of beneficial ownership (as determined pursuant to Rule 13d-3 of the Exchange Act) or the formation of any group (as defined in Section 13(d) of the Exchange Act) to acquire beneficial ownership (as determined pursuant to Rule 13d-3 of the Exchange Act) of more than fifteen percent (15%) of the Company’s common stock or the common stock of any Subsidiary of the Company; (v) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend (whether in cash or other property); (vi) the repurchase by the Company or any Subsidiary of more than fifteen (15%) of the outstanding Shares; (vii) the acquisition by the Company or any Subsidiary by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any person or business whose annual revenues or assets is equal to or greater than 20% of the annual revenues or assets of the Company and the Subsidiaries, taken as a whole, for and at the 12 month period ended September 30, 2003; or (viii) any other substantially similar transaction or series of related transactions that reasonably could be expected to result in the acquisition of a controlling interest in the Company. For purposes of this Agreement, a “Third Party” means a person (which includes a “person” as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, Acquisition or any affiliate thereof. For purposes of this Agreement, a “Superior Proposal” means any bona fide Third Party proposal (1) to acquire, directly or indirectly, for consideration consisting solely of cash and/or publicly-traded securities (including securities that will be publicly-traded immediately upon the consummation of such Superior Proposal), one hundred percent 100% of the Shares then outstanding, or all or substantially all of the assets of the Company; (2) that contains terms and conditions that the Company Board by a majority vote determines in good faith (after consultation with the Company Financial Advisor or another financial advisor of nationally recognized reputation) to be more favorable to the Company’s stockholders than the Merger but in any event, the consideration paid must be at least 5% greater than that offered by the Parent; (3) that the Company Board by a majority vote determines in its good faith judgment (after consultation with the Company Financial Advisor or another financial advisor of nationally recognized reputation and its legal counsel) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal); (4) that does not contain a “right of first refusal” or “right of first offer” with respect to any counter-proposal that Parent might make; and (5) that does not contain any “due diligence” condition and for which any financing upon which it is conditioned is committed.

SECTION 4.4. Nasdaq National Market. Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger and the shares of Parent Common Stock to be reserved for issuance upon exercise of Company Stock Options to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time.

SECTION 4.5. Access to Information.

(a) Access to information of the Company shall be governed by the Management Agreement. Parent shall make available to the Company, as reasonably requested by the Company, a designated officer of Parent to answer questions and make available such information and documents regarding Parent as is reasonably requested by the Company taking into account the nature of the transactions contemplated by this Agreement. Such access shall be subject to the granting party’s reasonable security measures and insurance requirements and shall not include the right to perform “invasive” testing, but shall include the right of Parent to do a financial statement (including balance sheet) review prior to the Effective Time.

(b) Between the date hereof and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, the parties shall furnish to each other (i) within two (2) business days following preparation thereof (and in any event within ten (10) business days after the end of each fiscal month) an unaudited balance sheet as of the end of such month and the related statements of earnings, stockholders’ equity (deficit) and cash flows for the month then ended, all of such financial statements to be prepared in accordance with United States generally accepted accounting principles in conformity with the practices consistently applied by the Company or Parent, as the case may be, with respect to such financial statements and (ii) such other revenue, expense, asset, liability, cash flow, borrowing base, and other similar information as reasonably requested by Parent, and in whatever frequency (but no more frequently than weekly) as Parent considers appropriate in order to monitor and understand the operations and activities of the Company.

(c) Each of the parties hereto will hold, and will cause its consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and Parent (the “Nondisclosure Agreement”).

SECTION 4.6. Certain Filings; Reasonable Efforts.

(a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use commercially reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement, including using commercially reasonable efforts to do the following: (i) cooperate in the preparation and filing of the S-4 and the Proxy Statement/Prospectus and any amendments thereto, any filings that may be required under the HSR Act and similar competition or merger notification laws or regulations of foreign Governmental Entities; (ii) obtain consents of all third parties and Governmental Entities (other than as provided in clause (i) above) necessary, proper, advisable or reasonably requested by Parent or the Company, for the consummation of the transactions contemplated by this Agreement (but subject to the last sentence of Section 4.7(b) below); (iii) contest any legal proceeding relating to the Merger; and (iv) execute any additional instruments necessary to consummate the transactions contemplated hereby, including, without limitation, such documentation necessary to ensure the continued enforceability of restrictive covenants and confidentiality provisions applicable to the Company’s employees and independent contractors. Subject to the terms and conditions of this Agreement, the Company, Parent and Acquisition agree to use all reasonable efforts to cause the Effective Time to occur as soon as practicable after the Company Stockholder Approval is obtained. The Company agrees to use, and to cause each Subsidiary to use, all reasonable efforts to encourage their respective employees to accept any offers of employment extended by Parent. If, at any time after the Effective Time, any further action is necessary to carry out the purposes of this Agreement the proper officers and directors of each party hereto shall take all such necessary action.

(b) Parent and the Company will use commercially reasonable efforts to consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, letters, white papers, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other foreign, federal, or state antitrust, competition, or fair trade law. In this regard, but without limitation, each party hereto shall use commercially reasonable efforts to promptly inform the other of any material communication between such party and the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other federal, foreign or state antitrust or competition Governmental Entity regarding the transactions contemplated herein. Nothing in the Agreement, however, shall require or be construed to require any party hereto, in order to obtain the consent or successful termination of any review of any such Governmental Entity regarding the transactions contemplated hereby, to (i) sell or hold separate, or agree to sell or hold separate, before or after the Effective Time, any assets, businesses or any interests in any assets of businesses, of Parent, the Company or any of their respective affiliates (or to consent to any sale, or agreement to sell, by Parent or the Company, of any assets or businesses, or any interests in any assets or businesses), or any change in or restriction on the operation by Parent or the Company of any assets or businesses, or (ii) enter into any agreement or be bound by any obligation that, in Parent’s good faith judgment, may have an adverse effect on the benefits to Parent of the transactions contemplated by this Agreement.

(c) Prior to the Closing, each party shall use reasonable best efforts to refrain from taking any action or failing to take any action, which action or failure to act would cause, or be reasonably likely to cause, the Merger to fail to qualify as a reorganization within the meaning of section 368(a) of the Code. Following the Closing,

Parent shall not cause or permit to occur any action that would be reasonably likely to cause the Merger to fail to qualify as a reorganization within the meaning of section 368(a) of the Code, including but not limited to, any action that would cause a failure to meet the continuity of business enterprise requirement of the Treasury Regulations Section 1.368-1(d). The provisions of this Section 4.6(c) shall survive the Closing.

SECTION 4.7. Public Announcements. Parent, Acquisition and the Company shall consult with each other and shall mutually agree upon any press release or public announcement relating to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public announcement prior to such consultation and agreement, except (a) as may be required by Applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or the Nasdaq National Market, in which case the party proposing to issue such press release or make such public announcement shall use all reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement, or (b) following a Change in the Company’s Recommendation, after which no such consultation or agreement shall be required. Notwithstanding the foregoing, the first public announcement of this Agreement and the Merger shall be a joint press release agreed upon by Parent and the Company.

SECTION 4.8. Indemnification and Directors’ and Officers’ Insurance.

(a) After the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless (and shall also advance expenses as incurred to the fullest extent permitted under Applicable Law to), each person who is now or has been prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any Subsidiary (the “Indemnified Persons”) against (i) all losses, claims, damages, costs, expenses (including counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company or any Subsidiary, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time (“Indemnified Liabilities”); and (ii) all Indemnified Liabilities based in whole or in part on or arising in whole or in part out of or pertaining to this Agreement or the transactions contemplated hereby, in each case to the fullest extent required or permitted under Applicable Law. Nothing contained herein shall make Parent, Acquisition, the Company or the Surviving Corporation, an insurer, a co-insurer or an excess insurer in respect of any insurance policies which may provide coverage for Indemnified Liabilities, nor shall this Section 4.8 relieve the obligations of any insurer in respect thereto. The parties hereto intend, to the extent not prohibited by Applicable Law, that the indemnification provided for in this Section 4.8 shall apply without limitation to negligent acts or omissions by an Indemnified Person. Each Indemnified Person is intended to be a third party beneficiary of this Section 4.8 and may specifically enforce its terms. This Section 4.8 shall not limit or otherwise adversely affect any rights any Indemnified Person may have under any agreement with the Company or under the Company’s Certificate of Incorporation or bylaws as presently in effect.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of or prior to the date hereof (or indemnification agreements in the Company’s customary form for directors joining the Company Board prior to the Effective Time) and any indemnification provisions under the Company’s certificate of incorporation or bylaws as in effect immediately prior to the Effective Time.

(c) The Company shall be permitted to obtain a directors’ and officers’ liability insurance policy covering those individuals who at the time of the execution of this Agreement are covered by the Company’s existing directors’ and officers’ liability insurance policy, for a period of six years following the Effective Time. The premium for such policy shall not exceed One Million Dollars ($1,000,000).

(d) Parent will not, nor will Parent permit the Surviving Corporation to merge or consolidate with any other Person or sell all or substantially all of Parent’s or such subsidiary’s assets unless Parent or the Surviving Corporation will ensure that the surviving or resulting entity assumes the obligations imposed by this Section 4.8.

SECTION 4.9. Notification of Certain Matters; Additions to and Modification of Disclosure Schedules. The Company shall give prompt notice to Parent and Acquisition, and Parent and Acquisition shall give prompt notice to the Company (such notice by delivery of supplements to the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable), of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be likely to cause any representation or warranty contained in this Agreement by such first party to be untrue or inaccurate in any material respect at or prior to the Effective Time, and (ii) any material failure by the Company, Parent or Acquisition, as the case may be, to comply with or satisfy in any material respect any covenant condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.9 shall not cure such breach or non-compliance, be deemed to constitute an exception to the representations and warranties under Article 2 or Article 3, or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 4.10. Affiliates. The Company shall use commercially reasonable efforts to obtain from all Company Affiliates, and from any person who may be deemed to have become a Company Affiliate after the date of this Agreement and on or prior to the Effective Time, a letter agreement substantially in the form of Exhibit D hereto as soon as practicable. Parent shall not be required to maintain the effectiveness of the S-4 for the purpose of resale of shares of Parent Common Stock by stockholders of the Company who may be affiliates of the Company or Parent pursuant to Rule 145 under the Securities Act.

SECTION 4.11. Access to Company Employees. Access to the Company’s employees shall be governed by the Management Agreement. In the event the Company terminates the Management Agreement, other than pursuant to breaches by Parent of the Management Agreement, Section 9 of the Management Agreement shall remain in full force and effect (unless this Agreement has been terminated).

SECTION 4.12. Company Compensation and Benefit Plans. The Company agrees to take all actions necessary to terminate any or all Company Employee Plans intended to constitute a Code Section 401(k) arrangement, and any other employee stock purchase plan and deferred compensation plan, effective at or immediately prior to the Closing Date, each as requested in writing by Parent no later than five (5) business days prior to the Closing Date.

SECTION 4.13 Employee Benefits.

(a) As soon as administratively practicable following the Closing Date, Parent shall arrange for each participant in the Company Employee Plans (the “Company Participants”) who becomes a Parent employee (or an employee of any Parent subsidiary or affiliate) after the Closing Date to be eligible to participate in the Parent Benefit Plans and to receive thereunder benefits that are generally equivalent in the aggregate to those received by Parent employees with similar positions and responsibilities and qualifications (which shall be determined by the Parent). To the extent Parent determines it necessary to provide continuity of benefits for the Company Participants, Parent shall continue one or more Company Employee Plans in lieu of providing benefits under corresponding Parent Benefit Plans. Each Company Participant shall, to the extent permitted by law, the plan governing the benefits and applicable tax qualification requirements, and subject to any applicable break in service or similar rule, receive credit for purposes of eligibility to participate in Parent Benefit Plans, satisfaction of allocation requirements applicable to matching contributions based upon salary deferral contributions on behalf of the Company Participant to a Parent Benefit Plan that is a Code Section 401(k) arrangement, and vesting under Parent Benefit Plans, for years of service with the Company (and its Subsidiaries and predecessors) prior to the Closing Date. Notwithstanding anything set forth above to the contrary, Parent shall arrange for continuing coverage for Company Participants beginning on the Closing Date.

(b) Parent agrees that, from and after the Closing Date, the Company employees who become employees of Parent or any of its subsidiaries may participate in the employee stock purchase plan sponsored by Parent (the “Parent ESPP”), subject to the terms and conditions of the Parent ESPP, and that service with the Company shall be treated as service with Parent or its subsidiaries for determining eligibility of the Company’s employees under the Parent ESPP.

SECTION 4.14. Takeover Statutes. If any Takeover Statute or any similar statute, law, rule or regulation in any State of the United States (including under the DGCL or any other law of the State of Delaware) is or may become applicable to the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board shall promptly grant such approvals and take such lawful actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger and otherwise take such lawful actions to eliminate or minimize the effects of such statute, law, rule or regulation, on such transactions.

SECTION 4.15. Section 16 Matters. Prior to the Effective Time, the Company Board shall adopt a resolution consistent with the interpretative guidance of the SEC so that the assumption of Company Options held by Company Insiders pursuant to this Agreement and the receipt by Company Insiders of Parent Common Stock in exchange for Shares pursuant to the Merger, shall be exempt transactions for purposes of Section 16 of the Exchange Act. For purposes of this Section 4.15, a “Company Insider” is any officer or director of the Company who may become a covered person for purposes of Section 16 of the Exchange Act of Parent, if any.

SECTION 4.16. Employee Matters.

(a) The Company acknowledges that: (i) Brenda C. Rhodes has relinquished all authority over the day-to-day operations of the Company, including, without limitation, all authority over hiring, termination, retention and compensation of employees, consultants and third party vendors; provided, however, that Ms. Rhodes shall continue to discharge her duties as a Chief Executive Officer under the federal securities laws; and (ii) Ms. Rhodes shall not interfere with Parent in connection with the Merger, participate in integration planning, participate in the implementation of the integration plan or in any way hinder or obstruct the integration process.

(b) Subject to the oversight and control of the Company Board of Directors, the Company has granted to Martin A. Kropelnicki full authority to resolve any disputes with Parent regarding this Agreement, the implementation of this Agreement and the operations of the Company between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement.

(c) Parent agrees that it will pay or cause the Company to pay completion bonuses to certain employees of Parent within 30 days following termination of employment in an amount of not less than $175,000. The persons eligible to receive bonuses shall be employees of the Company other than Ms. Rhodes, Mr. Kropelnicki, Rita S. Hazell, David Healey and Jeffrey A. Evans. Parent shall consult with Mr. Kropelnicki related to the persons to receive bonuses and the amounts thereof, but Parent shall, in its sole discretion, determine the individuals and the amount of such bonuses, provided that aggregate bonuses of not less than $175,000 shall be paid.

SECTION 4.17. Financing Agreement. As soon as the CIT Group/Business Credit, Inc. provides appropriate collateral release documentation following the Effective Time, but no later than five business day thereafter, Parent agrees to repay the existing indebtedness under the Financing Agreement. At the Closing, the Parent shall pay any reimbursement obligations resulting from any draw on letter of credit provided to CIT Group/Business Credit, Inc. by Ms. Rhodes and Todd J. Kinion and further agrees to use reasonable commercial efforts to obtain the release of the letters of credit provided to CIT Group/Business Credit, Inc. by Ms. Rhodes and Mr. Kinion and shall reimburse Ms. Rhodes and Mr. Kinion for any draws on such letters of credit between the Effective Time and the date of such release.

SECTION 4.18. Form 10-Q Filing. Unless the Effective Date is prior to such time, the Company shall file its Form 10-Q for the first quarter of 2004 by May 12, 2004 and shall not have filed for any extension thereof pursuant to Rule 12b-25 under the Exchange Act.

ARTICLE 5

CONDITIONS TO CONSUMMATION OF THE MERGER

SECTION 5.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) the Company shall have obtained the Company Stockholder Approval;

(b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States federal or state court or United States federal or state Governmental Entity that prohibits, restrains, enjoins or restricts the consummation of the Merger;

(c) any waiting period applicable to the Merger under the HSR Act or any other material foreign, federal or state antitrust, competition or fair trade law shall have terminated or expired;

(d) any governmental or regulatory notices, approvals or other requirements necessary to consummate the transactions contemplated hereby and to operate the Surviving Corporation after the Effective Time in all material respects as it was operated prior thereto (other than under the HSR Act or any other material foreign, federal or state antitrust, competition or fair trade law) shall have been given, obtained or complied with, as applicable except where the failure to be given, obtained or complied with shall not have a Material Adverse Effect on the Company or a Material Adverse Effect on the Parent;

(e) the S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order;

(f) no suspension in the trading of securities generally on Nasdaq or the New York Stock Exchange shall have occurred;

(g) no general moratorium on commercial banking activities by either federal or state authorities shall have been declared; and

(h) no material outbreak or escalation of hostilities, acts of terrorism or other domestic or international calamity, crisis or change in political, financial or economic conditions or other material event materially affecting financial markets in the United States shall have occurred.

SECTION 5.2. Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) (i) each of the representations and warranties qualified by “Material Adverse Effect on Parent” shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and (ii) each of the representations and warranties of Parent and Acquisition set forth in this Agreement and not qualified by “Material Adverse Effect on Parent”, disregarding all qualifications and exceptions contained therein relating to materiality, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Parent, and at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by two (2) executive officers of Parent and one executive officer of Acquisition;

(b) the covenants and obligations of Parent and Acquisition to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time, and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by two (2) executive officers of Parent and one executive officer of Acquisition; and

(c) the shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been approved for quotation on the Nasdaq National Market, upon official notice of issuance.

SECTION 5.3. Conditions to the Obligations of Parent and Acquisition. The respective obligations of Parent and Acquisition to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Except as caused by the actions of Parent as manager of the Company in violation of its rights and duties under the Management Agreement: (i) each of the representations and warranties qualified as to materiality or by “Material Adverse Effect on the Company” set forth in Sections 2.7, 2.8, 2.10, 2.11, 2.12, 2.13, 2.15, 2.16, 2.17, 2.19, 2.20, 2.21 and 2.22 of this Agreement shall be true and correct as of the date of this Agreement and each of the representations and warranties qualified as to materiality or by “Material Adverse Effect on the Company” set forth in Sections 2.1, 2.2, 2.3, 2.4 (except 2.4(e)), 2.5, 2.6, 2.9, 2.14, 2.18, 2.23, 2.24, 2.25, 2.26, 2.27, 2.28 and 2.29 (to the extent applicable) of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and (ii) each of the representations and warranties of the Company not so qualified by materiality or by “Material Adverse Effect on the Company” set forth in Sections 2.7, 2.8, 2.10, 2.11, 2.12, 2.13, 2.15, 2.16, 2.17, 2.19, 2.20, 2.21 and 2.22 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and each of the representations and warranties not so qualified as to materiality or by “Material Adverse Effect on the Company” set forth in Sections 2.1, 2.2, 2.3, 2.4, 2.5, 2.6, 2.9, 2.14, 2.18, 2.21, 2.23, 2.24, 2.25, 2.26, 2.27, 2.28 and 2.29 (to the extent applicable) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, and at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two (2) executive officers of the Company;

(b) Except as caused by actions of Parent as manager of the Company in violation of its rights and duties under the Management Agreement, each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two (2) executive officers of the Company;

(c) in connection with the compliance by Parent or Acquisition with any Applicable Law (including the HSR Act or any other material foreign, federal or state antitrust, competition or fair trade law), Parent shall not be (i) required, or be construed to be required, to sell or divest any assets or business or to restrict any business operations, or (ii) prohibited from owning, and no limitation shall be imposed on Parent’s ownership of, any portion of the Company’s business or assets;

(d) Parent shall have received audited financial statements of the Company in a form similar to the Company’s prior Annual Reports on Form 10-K, as of and for the year ended December 28, 2003, (the “Audited Financial Statements”), which shall not differ materially from the draft provided to the Parent prior to the execution of this Agreement;

(e) Parent shall have received certificates from the Chief Executive Officer and the Chief Financial Officer of the Company, substantially in the form of the certificates included in the Company’s most recent SEC filings under the Sarbanes-Oxley Act, certifying certain matters related to the Audited Financial Statements;

(f) Each of Jeffrey A. Evans and Martin A. Kropelnicki shall have entered into a Lock-Up Agreement in the form attached as Exhibit E, pursuant to which such individuals shall not, without the prior written consent of Parent, offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to shares of Parent Common Stock or any securities convertible or exchangeable for any shares of Parent Common Stock for a period of 90 days following the Closing Date. Following the expiration of such 90 day lock-up period, each of Messrs. Evans and Kropelnicki shall not, without the prior written consent of Parent, offer to sell or otherwise dispose of more than 40,000 shares of Parent Common stock per day for a period of 90 days;

(g) Each of Brenda C. Rhodes, Rita S. Hazell and Todd J. Kinion shall have entered into a Lock-Up Agreement in the form attached as Exhibit F, pursuant to which such individuals shall not, without the prior written consent of Parent, offer to sell or otherwise dispose of more than 40,000 shares of Parent Common Stock per day during the 180 days following the Closing Date;

(h) The Company shall have filed its Form 10-K, in substantially the form delivered to the Parent prior to the execution of this Agreement, on or before April 12, 2004.

ARTICLE 6

TERMINATION; AMENDMENT; WAIVER

SECTION 6.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after approval and adoption of this Agreement by the Company’s stockholders or Parent’s shareholders:

(a) by mutual written consent of Parent, Acquisition and the Company;

(b) by Parent and Acquisition or the Company if:

(i) any court of competent jurisdiction in the United States or other United States federal or state Governmental Entity shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable; or

(ii) the Merger has not been consummated by June 30, 2004 (the “Final Date”); provided that no party may terminate this Agreement pursuant to this clause (ii) if such party’s failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Effective Time shall not have occurred on or before said date; or

(iii) the Company shall have convened a Company Stockholders Meeting to vote upon the Merger and shall have failed to obtain the requisite vote of its stockholders at such meeting (including any adjournments thereof);

(c) by the Company if:

(i) there shall have been a breach of any representation or warranty on the part of Parent or Acquisition set forth in this Agreement or if any representation or warranty of Parent or Acquisition shall have become untrue such that the conditions set forth in Section 5.2(a) would be incapable of being satisfied by the Final Date; or

(ii) there shall have been a material breach by Parent or Acquisition of any of their respective covenants or agreements hereunder and Parent or Acquisition, as the case may be, has not cured such breach within twenty (20) business days after written notice by the Company thereof;

(d) by Parent and Acquisition if:

(i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement or if any representation or warranty of the Company shall have become untrue, such that the conditions set forth in Section 5.3(a) would be incapable of being satisfied by the Final Date;

(ii) there shall have been a material breach by the Company of one or more of its covenants or agreements hereunder and the Company has not cured such breach within twenty (20) business days after written notice by Parent or Acquisition thereof; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 6.1(d)(ii) as a result of the Company’s breach of Section 4.1(a)(xxii) if such breach could have been cured by the Company if Parent had consented to a commercially reasonable amendment or modification to the Financing Agreement and such consent was unreasonably withheld; or

(iii) between the date hereof and the Closing Date, the average of the closing sales prices of Parent Common Stock on the Nasdaq National Market shall have been less than $7.00 per share for fifteen (15) consecutive trading days;

(e) by Parent and Acquisition, if the Company shall have:

(i) failed to make the Company Recommendation, failed to reconfirm the Company Recommendation (including publicly if requested) within three business days following the reasonable request of Parent to do so, or effected a Change in the Company Recommendation, whether or not permitted by the terms hereof; or

(ii) willfully and materially breached its obligations under Section 4.3; or

(iii) failed to call the Company Stockholders Meeting or failed to prepare and mail to its stockholders the Proxy Statement/Prospectus in accordance with Section 4.2(b); or

(iv) committed any material breach of the Management Agreement or if the Management Agreement has been terminated (except termination by the Company because of an uncured material breach by Parent of the Management Agreement);

provided that if the Company sends a notice of its intention to terminate this Agreement pursuant to Section 6.1(c), the sending of such notice in and of itself shall not be deemed to be a breach or default by the Company that would permit Parent to terminate this Agreement pursuant to this Section 6.1(e).

SECTION 6.2. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto, or any of its affiliates, directors, officers or stockholders other than the provisions of this Section 6.2 and Sections 4.5(c) and 6.3 and all of Article 7 with the exception of Sections 7.8 and Section 7.10 hereof. Nothing contained in this Section 6.2 shall relieve any party from liability for any breach of this Agreement prior to such termination.

SECTION 6.3. Fees and Expenses.

(a) If this Agreement is terminated:

(i) pursuant to Section 6.1(e)(i), (ii) and (iii), Parent and Acquisition would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Acquisition for such damages, the Company shall pay to Parent the amount of Six Million Dollars ($6,000,000) as liquidated damages within one (1) business day of the termination of this Agreement pursuant to Section 6.1(e). It is specifically agreed that the amount to be paid pursuant to this Section 6.3(a) represents liquidated damages and not a penalty.

(ii) pursuant to Section 6.1(e)(iii) and (I) at any time after the date of this Agreement and before the Company Stockholders Meeting, a Third Party Acquisition Proposal shall have been publicly announced or otherwise communicated to the stockholders of the Company and such proposal shall not have been publicly and unconditionally withdrawn at the time of the Company Stockholders Meeting and (II) prior to December 31, 2004 the Company or any Subsidiary enters into any definitive agreement with respect to any Third Party Acquisition Proposal and consummates such Third Party Acquisition Proposal at any time, then in addition to the amount payable pursuant to clause 6.3(a)(i) above, the Company shall pay to Parent and Acquisition an additional amount equal to the difference, if any, between three percent (3%) of the transaction value paid to the Company’s stockholders in the Third Party Acquisition Proposal and Six Million Dollars ($6,000,000).

(iii) Other than the payment of liquidated damages pursuant to the preceding sub-sections (i) and (ii), in no event shall Parent be entitled to compensation for any damages incurred by Parent as a result of the termination of this Agreement by the Company.

(b) If this Agreement is terminated other than pursuant to: (i) Section 6.1(a), (b), (d) or (e); or (ii) the failure of a condition set forth in Section 5.1 or Section 5.3, the Company would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate the Company for such damages, the Parent shall pay to the Company the amount of Six Million Dollars ($6,000,000) as liquidated damages within one (1) business day of the termination of this Agreement. It is specifically agreed that the amount to be paid pursuant to this Section 6.3(b) represents liquidated damages and not a penalty. Other than the payment of liquidated damages pursuant to the preceding sentence, in no event shall the Company be entitled to compensation for any damages incurred by the Company as a result of the termination of this Agreement, including, without limitation, termination of this Agreement by Parent pursuant to Section 6.1(d)(iii).

(c) Each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

(d) No fees and expenses pursuant to this Section 6.3 shall be payable by the Company to Parent in the event the stockholders of the Company fail to approve the transactions contemplated by this Agreement, provided that the Company Recommendation has been made and no Change in Company Recommendation has occurred, there has been no Third Party Acquisition Proposal announced, and provided, further, that the individuals who have signed Company Voting Agreements have complied with the terms thereof.

SECTION 6.4. Amendment. This Agreement may be amended by action taken by the Company, Parent and Acquisition at any time before or after approval of the Merger by the stockholders of the Company but after any such approval no amendment shall be made that requires the approval of such stockholders under Applicable Law without such approval. This Agreement (including, subject to Section 4.9, the Company Disclosure Schedule and the Parent Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the parties hereto.

SECTION 6.5. Extension; Waiver. At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document certificate or writing delivered pursuant hereto, or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE 7

MISCELLANEOUS

SECTION 7.1. Nonsurvival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This Section 7.1 shall not limit any covenant or agreement of the parties hereto that by its terms requires performance after the Effective Time.

SECTION 7.2. Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Nondisclosure Agreement (a) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings both written and oral between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Acquisition may assign any or all of its rights and obligations under this Agreement to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Acquisition of its obligations hereunder if such assignee does not perform such obligations.

SECTION 7.3. Validity. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

SECTION 7.4. Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, sent by facsimile, sent by nationally-recognized overnight courier to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (A) in the case of personal delivery, on the date of such delivery, (B) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), and (C) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent:

if to the Company:	Hall, Kinion & Associates, Inc. 75 Rowland Way, Suite 200 Novato, California 94945 Facsimile: (415) 878-0138 Attention: Martin A. Kropelnicki

with a copy to:	Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, California 94304 Facsimile: (650) 849-5333 Attention: Lawrence Calof

if to the Parent:	Kforce Inc. 1001 East Palm Avenue Tampa, Florida 33605 Facsimile: (813) 552-2970 Attention:William L. Sanders

with a copy to:	Holland & Knight LLP 100 North Tampa Street, Suite 4100 Tampa, Florida 33602 Facsimile: (813) 229-0134 Attention: Robert J. Grammig

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

SECTION 7.5. Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the state of Delaware without regard to the conflict of law principles thereof. The parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the Court of Chancery of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.4 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

(b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

(c) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this Agreement by, among other things, the waivers and certifications in this Section 7.5.

SECTION 7.6. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

SECTION 7.7. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided herein, nothing in this Agreement is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement nor shall any such person be entitled to assert any claim hereunder. In no event shall this Agreement constitute a third party beneficiary contract.

SECTION 7.8. Certain Definitions. For the purposes of this Agreement the term:

(a) “affiliate” means (except as otherwise provided in Sections 2.22 and 4.10) a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person;

(b) “Applicable Law” means, with respect to any person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Entity existing as of the date hereof or as of the Effective Time applicable to such person or any of its respective properties, assets, officers, directors, employees, consultants or agents;

(c) “business day” means any day other than a day on which the Nasdaq National Market is closed;

(d) “capital stock” means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

(e) “Company IP” means any Company Licensed IP or Company Owned IP;

(f) “Company Licensed IP” means any Intellectual Property that is owned by any person other than the Company or any Subsidiary and that is licensed to, used or distributed by the Company or any Subsidiary;

(g) “Company Owned IP” means any Intellectual Property owned (in whole or in part) by the Company or any Subsidiary;

(h) “Company Registered IP” means any Registered Intellectual Property owned (in whole or in part) by the Company or any Subsidiary;

(i) “Intellectual Property” means any patent or patent applications, whether foreign, domestic or international (which terms shall be deemed to include certificates of invention, utility models and other equivalent rights, and applications for same), including without limitation all divisionals, continuations, continuations-in-part, extensions (including supplemental protection certificates), re-examinations, renewals and patents issuing and/or reissued with respect to any and all of the foregoing, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, trade dress, logos, designs, company and other business identifiers, and all goodwill of the business associated with the foregoing, and all rights of renewal and extension thereof, domain name, copyright (whether registered or unregistered), copyright application, mask work, mask work application, trade secret, know-how, customer list, franchise, system, computer software, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset;

(j) “knowledge” or “known” means, with respect to any matter in question, the actual knowledge of such matter of (i) any member of the Board of Directors; or (ii) any employee or officer with responsibility for such matter in question; of the Company or any Subsidiary, or Parent or any of its subsidiaries as the case may be as listed on Exhibit G. Each of such persons shall be deemed to have actual knowledge of a particular fact, circumstance, event or other matter if (a) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) in, or that have been in, such individual’s possession, including personal files of such individual; or (b) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of the Company (in the case of knowledge of the Company) or Parent (in the case of knowledge of the Parent) that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such individual in the customary performance of such duties and responsibilities;

(k) “include” or “including” means “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list;

(l) “Lien” means any mortgage, lien, pledge, hypothecation, charge, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature including any restriction on the transfer of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset; provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes, which are not yet due and payable or are being contested in good faith by appropriate proceedings and disclosed in Section 2.14(d) of the Company Disclosure Schedule, (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under Applicable Law, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies and other like liens, and (v) restrictions on transfer of securities imposed by applicable state and federal securities laws;

(m) “Material Adverse Effect on the Company” means any circumstance, change in, or effect on the Company and its Subsidiaries, taken as a whole, that is, or is reasonably likely in the future to be, materially adverse to the financial condition, earnings, results of operations, assets or liabilities (including contingent liabilities), the business or operations (financial or otherwise), or long-term prospects, of the Company or its Subsidiaries, or on the ability of the Company to perform its obligations hereunder, excluding any such circumstance, change or effect to the extent resulting from or arising in connection with (i) any litigation brought or threatened by stockholders of the Company (whether on behalf of the Company or otherwise) in respect of the announcement of this Agreement or the consummation of the Merger, or (ii) any disruption of customer, business partner, supplier or employee relationships that resulted from the announcement of this Agreement or the consummation of the Merger, to the extent so attributable; provided, that any reduction in the market price or trading volume of the Company’s publicly traded common stock shall not be deemed to constitute a Material Adverse Effect on the Company (it being understood that the foregoing shall not prevent Parent from asserting that any underlying cause of such reduction independently constitutes such a Material Adverse Effect on the Company); notwithstanding the above, any adverse circumstance or adverse change to the Company’s and its Subsidiaries’ consolidated financial condition, earnings, results of operations, assets or liabilities to the Company’s and its Subsidiaries’ consolidated financial condition, earnings, results of operations, assets or liabilities in the amount of Two Million Dollars ($2,000,000) individually or in the aggregate, shall be considered to be a Material Adverse Effect on the Company; provided, however, that if Parent shall have unreasonably withheld consent to any commercially reasonable amendment or modification to the Financing Agreement that would cure any such breach, such breach shall not be considered a Material Adverse Effect on the Company.

(n) “Material Adverse Effect on Parent” means any circumstance, change in, or effect on Parent or its subsidiaries, that is, or is reasonably likely in the future to be, materially adverse to the financial condition, earnings, results of operations, assets or liabilities (including contingent liabilities), the business or operations (financial or otherwise), or long-term prospects, of Parent and its subsidiaries, taken as a whole, or on the ability of the Parent to perform its obligations hereunder, excluding any such circumstance, change or effect to the extent resulting from or arising in connection with (i) any litigation brought or threatened by stockholder of the Parent (whether on behalf of the Parent or otherwise) in respect of the announcement of this Agreement or the consummation of the Merger, or (ii) any disruption of customer, business partner, supplier or employee relationships that resulted from the announcement of this Agreement or the consummation of the Merger, to the extent so attributable; provided, that any reduction in the market price or trading volume of Parent’s publicly traded common stock shall not be deemed to constitute a Material Adverse Effect on Parent (it being understood that the foregoing shall not prevent the Company from asserting that any underlying cause of such reduction independently constitutes such a Material Adverse Effect on Parent); notwithstanding the above, any adverse circumstance or change to Parent’s and its subsidiaries’ consolidated financial condition, earnings, results of operations, assets or liabilities in the amount of Six Million Dollars ($6,000,000) shall be considered to be a Material Adverse Effect on Parent;

(o) “person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity;

(p) “Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or any arbitrator or arbitration panel;

(q) “Qualifying Amendment” means an amendment or supplement to the Proxy Statement/Prospectus or S-4 (including by incorporation by reference) to the extent it contains (a) a Change in the Company Recommendation, (b) a statement of the reasons of Company Board for making such Change in the Company Recommendation, and (c) additional information reasonably related to the foregoing; and

(r) “Registered Intellectual Property” means all United States, international and foreign: (i) patents, including applications therefor; (ii) registered trademarks, applications to register trademarks, including intent-to-use applications, or other registrations or applications related to trademarks; (iii) copyright registrations and applications to register copyrights; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

SECTION 7.9. Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Company or Parent or Acquisition or any officer, director, employee, agent, representative or investor of any party hereto.

SECTION 7.10. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder; provided, however, that if a party hereto receives all payments and reimbursements of expenses to which it is entitled pursuant to Section 6.3(a), (b) or (c) it shall not be entitled to specific performance to compel the consummation of the Merger.

SECTION 7.11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

SECTION 7.12. Closing Financial Statements. After the Closing Date, the Company’s Chief Financial Officer shall assist Parent in the preparation of and shall certify (in a manner consistent with past practice) to any financial statements, including audited financial statements, of the Company for the period ending on the Closing Date, as may be reasonably requested by Parent.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

KFORCE INC., a Florida corporation
By:	/s/ DAVID L. DUNKEL
Name:	David L. Dunkel
Title:	CEO

HALL, KINION & ASSOCIATES, INC., a Delaware corporation
By:	/s/ BRENDA RHODES
Name:	Brenda Rhodes
Title:	CEO

NOVATO ACQUISITION CORPORATION, a Delaware corporation
By:	/s/ DAVID L. DUNKEL
Name:	David L. Dunkel
Title:	CEO

{Signature Page to Agreement and Plan of Merger}

EXHIBIT A

FORM OF COMPANY

IRREVOCABLE PROXY

AND

VOTING AGREEMENT

THIS IRREVOCABLE PROXY AND VOTING AGREEMENT (this “Agreement”), dated as of December 2, 2003, is entered into by and between Kforce Inc., a Florida corporation (“Parent”), and Novato Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Acquisition”), on the one hand, and                          (“Stockholder”) on the other hand, and, with respect to Section 8(j) only, Hall, Kinion & Associates, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, concurrently herewith, Parent, Acquisition, and the Company have entered into an Agreement and Plan of Merger, of even date herewith (as such agreement may hereafter be amended from time to time in conformity with the provisions thereof, the “Merger Agreement”), pursuant to which Acquisition will merge with and into the Company and the Company shall be the surviving corporation and become a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, Stockholder is the beneficial owner (as defined below) of                      (                ) shares of common stock, $0.001 par value per share, of the Company (such shares, together with all other shares of capital stock or other voting securities of the Company with respect to which the Stockholder has beneficial ownership as of the date of this Agreement, and any shares of capital stock or other voting securities of the Company, beneficial ownership of which is directly or indirectly acquired after the date hereof, including, without limitation, shares received pursuant to any stock splits, stock dividends or distributions, shares acquired by purchase or upon the exercise, conversion or exchange of any option, warrant or convertible security or otherwise, and shares or any voting securities of the Company received pursuant to any change in the capital stock of the Company by reason of any recapitalization, merger, reorganization, consolidation, combination, exchange of shares or the like, are referred to herein as the “Stockholder Shares”); and

WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Parent and Acquisition have requested that Stockholder agree, and Stockholder has agreed, to enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Definitions. For the purposes of this Agreement, terms not defined herein but used herein and defined in the Merger Agreement shall have the meanings set forth in the Merger Agreement, unless the context clearly indicates otherwise.

2. Disclosure. Stockholder hereby agrees to permit the Company and Parent to publish and disclose in the S-4 Registration Statement and the Proxy Statement (including all documents and schedules filed with the SEC), and any press release or other disclosure document which Parent and the Company reasonably determine to be necessary or desirable in connection with the Merger and any transactions related thereto, Stockholder’s identity and ownership of the Stockholder Shares and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement.

3. Voting Agreement. Stockholder hereby irrevocably agrees with Parent and Acquisition that during the period commencing on the date hereof and continuing until the first to occur of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms (the “Termination Date”), at any meeting of the Company’s stockholders, however called, or in connection with any written consent of the Company’s Stockholders, Stockholder shall appear at each such meeting, in person or by proxy, or otherwise cause all Stockholder Shares then outstanding to be counted as present thereat for purposes of establishing a quorum, and Stockholder shall vote, or cause to be voted (or in connection with any written consent of the Company’s stockholders, act, or cause to be acted, by written consent) with respect to all Stockholder Shares that Stockholder is entitled to vote or as to which Stockholder has the right to direct the voting, as of the relevant record date, (i) in favor of approval of the Merger Agreement and the transactions contemplated thereby; (ii) against any proposal that is intended to, or is reasonably likely to result in any of the conditions of the Parent’s or Acquisition’s obligations under the Merger Agreement not being fulfilled; (iii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty, or any other obligation or agreement, of the Company under the Merger Agreement or Stockholder under this Agreement; and (iv) against (A) any Third Party Acquisition Proposal (as defined in the Merger Agreement), or (B) the election of a group of individuals to replace a majority or more of the individuals presently on the Company Board; provided that if one or more individuals presently on the Company Board withdraws his or her nomination for reelection at any meeting of stockholders for the election of directors, Stockholder may vote for a replacement director nominated by the Company Board for such individual(s). The Stockholder agrees that the obligations under this Agreement are unconditional and will remain in full force and effect notwithstanding that the Company Board may have withdrawn or amended its recommendation and approval of the Merger. Further, the Stockholder will not enter into any agreement or understanding with any Person the effect of which would be inconsistent with or violative of any provision contained in this Section 3.

4. Irrevocable Proxy.

(a) Stockholder hereby irrevocably constitutes and appoints Parent, which shall act by and through William L. Sanders, Howard W. Sutter, and Derrell E. Hunter (each, a “Proxy Holder”), or any of them, with full power of substitution, its true and lawful proxy and attorney-in-fact to vote at any meeting (and any adjournment or postponement thereof) of the Company’s stockholders called for purposes of considering whether to approve the Merger Agreement and transactions contemplated thereby, any Third Party Acquisition Proposal or any other transaction described in Section 3 hereof, or to execute a written consent of stockholders in lieu of any such meeting (if so permitted), all Stockholder Shares held by Stockholder of record as of the relevant record date in favor of the approval of the Merger Agreement and transactions contemplated thereby and against any Third Party Acquisition Proposal or any other action described in Section 3(iv)(B) hereof.

(b) The proxy and power of attorney granted herein shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke all prior proxies granted by Stockholder which conflicts with the proxy granted herein. Stockholder shall not grant any proxy to any person which conflicts with the proxy granted herein, and any attempt to do so shall be void. The power of attorney granted herein is a durable power of attorney and shall survive the death or incapacity of Stockholder.

(c) If Stockholder fails for any reason to vote his, her or its Stockholder Shares as required by Section 3 hereof, then the Proxy Holder shall have the right to vote the Stockholder Shares at any meeting of the Company’s stockholders and in any action by written consent of the Company’s stockholders in accordance with this Section 4. The vote of a Proxy Holder shall control in any conflict between a vote of such Stockholder Shares by a Proxy Holder and a vote of such Stockholder Shares by Stockholder with respect to the matters set forth in Section 4(a) hereof.

5. Director and Officer Matters Excluded. Parent and Acquisition acknowledge and agree that no provision of this Agreement shall limit or otherwise restrict Stockholder with respect to any act or omission that Stockholder may undertake or authorize in Stockholder’s capacity as a director or officer of the Company, including, without limitation, any vote that Stockholder may make as a director or officer of the Company with respect to any matter presented to the Company Board.

6. Other Covenants, Representations and Warranties. Stockholder hereby represents and warrants to, and covenants with, Parent and Acquisition as follows:

(a) Title to Stockholder Shares. Stockholder is the beneficial owner (as defined in Rule 13(d)(3) promulgated under the Exchange Act, “beneficial owner”) of all the Stockholder Shares. Except as set forth in Annex 1, attached hereto, Stockholder has sole voting power and the sole power of disposition with respect to all of the Stockholder Shares outstanding on the date hereof, and will have sole voting power and sole power of disposition with respect to all of the Stockholder Shares acquired by such Stockholder after the date hereof upon the exercise, conversion or exchange of any option, warrant or convertible security owned or held by Stockholder as of the date hereof, with no limitations, qualifications or restrictions on such rights. Stockholder is the sole record holder (as reflected in the records maintained by the Company’s transfer agent) of the Stockholder Shares outstanding on the date hereof.

(b) Power; Binding Agreement. Stockholder has and will have the legal capacity, power and authority to enter into and perform all of Stockholder’s obligations under this Agreement. The execution, delivery and performance of this Agreement by Stockholder will not violate any agreement or court order to which Stockholder is a party or is subject, including, without limitation, any voting agreement or voting trust. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms.

(c) Restriction on Transfer, Proxies and Non-Interference; Stop Transfer. Except as expressly contemplated by this Agreement, during the term of this Agreement, Stockholder shall not, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Stockholder Shares or any interest therein; (ii) grant any proxies or powers of attorney with respect to any Stockholder Shares which conflicts with Section 4(a) hereof and the proxy granted herein or deposit any Stockholder Shares into a voting trust or enter into a voting agreement with respect to any Stockholder Shares; or (iii) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing any of Stockholder’s obligations under this Agreement. Stockholder further agrees with and covenants to Parent that Stockholder shall not request that the Company register the transfer of any certificate or uncertificated interest representing any of the Stockholder Shares, unless such transfer is made in compliance with this Agreement. Stockholder agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate “stop transfer” instructions to its transfer agent.

(d) No Consents. To his, her or its knowledge, the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his, her or its obligations hereunder will not, require Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by Stockholder of the transactions contemplated hereby. If Stockholder is married and Stockholder’s Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Stockholder’s spouse, enforceable against such person in accordance with its terms.

(e) Notification of Parent. Stockholder hereby agrees, while this Agreement is in effect, to notify Parent and Acquisition promptly of the number of any additional shares of capital stock and the number and type of any other voting securities of the Company acquired by such Stockholder, if any, after the date hereof.

(f) Reliance by Parent and Acquisition. Stockholder understands and acknowledges that Parent and Acquisition are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

(g) Sophistication. Stockholder acknowledges being an informed and sophisticated investor and, together with Stockholder’s advisors, has undertaken such investigation as they have deemed necessary, including the review of the Merger Agreement and this Agreement, to enable the Stockholder to make an informed and intelligent decision with respect to the Merger Agreement and this Agreement and the transactions contemplated thereby and hereby.

(h) Permitted Transfers. Notwithstanding Section 6(c), Stockholder shall have the right to (A) transfer Stockholder Shares to (1) any Family Member; (2) the trustee or trustees of a trust for the benefit of Stockholder and/or one or more Family Members; (3) a partnership of which Stockholder and/or Family Members owns a majority of the partnership interests; (4) a limited liability company of which Stockholder and/or any Family Members owns a majority of the membership interests; (5) the executor, administrator or personal representative of the estate of Stockholder; “Family Member” means Stockholder’s spouse, father, mother, issue (if living with Stockholder), brother or sister. Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder’s Shares and shall be binding upon any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation, Stockholder’s heirs, guardians, administrators or successors. Notwithstanding anything to the contrary in this Section 6(h), Stockholder acknowledges and agrees that any transfer permitted by this Section 6(h) will not be effective until the transferee agrees in writing to be bound by the terms of this Agreement. Notwithstanding any such transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Agreement.

(i) No Encumbrances. Except as applicable in connection with the transactions contemplated by Section 3 and 4 hereof and except as set forth in Schedule 6(i) attached hereto, the Stockholder’s Shares at all times during the term hereof will be beneficially owned by Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever.

(j) No Conflicts. None of the execution and delivery of this Agreement by Stockholder, the consummation by Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof (A) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Stockholder is a party or by which Stockholder or any of his or her properties or assets may be bound, or (B) violate any order, writ injunction, decree, judgment, order, statute, rule or regulation applicable to Stockholder or any of his or her properties or assets.

7. Termination. The voting agreement and irrevocable proxy granted pursuant to Sections 3 and 4 hereof shall terminate immediately upon the earlier to occur of (a) the Termination Date and (b) the Effective Time.

8. Miscellaneous.

(a) Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party, and any attempted assignment in violation hereof shall be void; provided, however, that Parent may, in its sole discretion, assign its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of Parent.

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

(d) Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, sent by facsimile, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (iii) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent, and (iv) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted:

if to Parent or Acquisition:	Kforce Inc.
1001 East Palm Avenue Tampa, FL 33605 Facsimile: (813) 552-3211 Attention: William L. Sanders

with a copy to:	Holland & Knight LLP 100 North Tampa Street Suite 4100 Tampa, FL 33602 Facsimile: (813) 229-0134 Attention: Robert J. Grammig

if to Stockholder, to:	such address for Stockholder as set forth on the signature page hereto or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

(e) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(f) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(g) Governing Law; Venue; Specific Performance; Waiver of Jury Trial. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Delaware without regard to the conflict of law principles thereof. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(d) hereof or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof.

All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such rights, powers or remedies by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this Agreement by, among other things, the waivers and certifications in this Section 8(g).

(h) Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

(i) Further Assurances. At the request of any party to another party or parties to this Agreement, such other party or parties shall execute and deliver such instruments or documents to evidence or further effectuate (but not to enlarge) the respective rights and obligations of the parties and to evidence and effectuate any termination of this Agreement.

(j) Company Stop Transfer Agreement. The Company hereby acknowledges the restrictions on transfer of the Stockholder Shares contained in Section 6(c) hereof. The Company agrees not to register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Stockholder Shares, unless such transfer is made pursuant to and in compliance with this Agreement. The Company further agrees to instruct its transfer agent (the “Transfer Agent”) not to transfer any certificate or uncertificated interest representing any Stockholder Shares, until (i) the Transfer Agent has received Parent’s consent to such a transfer, or (ii) this Agreement has been terminated pursuant to Section 7 hereof.

(k) No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(l) Description Headings. The description headings used herein are for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, Parent, Acquisition and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

KFORCE INC.

By:

Name: Title:

NOVATO ACQUISITION CORPORATION

By:

Name: Title:

STOCKHOLDER:

Name: Title: Address:

SPOUSE OF STOCKHOLDER (IF APPLICABLE):

Name: Address:

ACKNOWLEDGED AND AGREED TO

(with respect to Section 8(j)):

HALL, KINION & ASSOCIATES, INC.

By:

Name: Title:

Exhibit B

MANAGEMENT AGREEMENT

This Management Agreement (the “Agreement”), dated as of the 5th day of April, 2004, between Kforce Inc., a Florida corporation (the “Manager”) and Hall, Kinion & Associates, Inc., a Delaware corporation (the “Company”).

Background

The Company, through itself and each of its Subsidiaries, delivers talent on a contract and full-time basis to high-demand sectors through two divisions, both of which provide consultants and direct-hire talent: the Technology Professional Division places experts in positions ranging from software engineering to CTO into technology, financial services, healthcare, government and energy sectors; and the Corporate Professional Services Division (OnStaff) places specialists at all levels into real estate, financial services and healthcare sectors (the “Business”). The Manager delivers flexible and permanent staffing solutions for hiring organizations and career management for job seekers in the specialty skill areas of: Information Technology, Finance and Accounting, Pharmaceutical, HealthCare and Scientific (the “Manager Business”). The Manager, Novato Acquisition Corporation, a Delaware corporation (“Novato”), and the Company are parties to that certain Amended and Restated Agreement and Plan of Merger dated as of April 5, 2004 (the “Merger Agreement”) pursuant to which the Manager intends to acquire all the outstanding shares of the Company through a merger of Novato with and into the Company (the “Merger”). The Merger Agreement requires the parties to enter into this Agreement. All capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement.

Accordingly, the Company hereby engages the Manager to perform the functions and to provide the services described in this Agreement, and the Manager hereby accepts such engagement under the terms and conditions stated in this Agreement.

The parties to this Agreement acknowledge that they are competitors in the Business. As a result this Agreement has the potential to create conflicts of interest in connection with the performance by the Manager of its duties hereunder. In order to minimize the potential for conflicts of interest and to manage any disputes, the parties have built into this Agreement certain safeguards and procedures.

Terms

SECTION 1. Delegation of Authority. Subject to the terms and provisions of this Agreement, the Company hereby delegates to the Manager the general authority to supervise and manage the day-to-day operations of the Business and to perform the specific functions set out in this Agreement during the term of this Agreement.

SECTION 2. Control Retained in the Company. The Company shall at all times retain ultimate control over the assets of the Business, and the Manager shall perform the functions described in this Agreement in the exercise of its reasonable commercial discretion and in conformance with the Merger Agreement. By entering into this Agreement, neither the Company nor its Subsidiaries delegates to the Manager any of the powers, duties, and responsibilities required to be vested in the Company and/or its Subsidiaries under Applicable Law. The relationship created by this Agreement is one of principal (the Company and/or its Subsidiaries) and agent (the Manager). The parties shall not be deemed to be partners or joint venturers. The Company shall retain control over pricing of services to customers.

SECTION 3. Responsibilities and Duties of the Manager. The responsibilities and duties of the Manager shall include the following:

(a) Duties. The Manager shall perform the services described in this Agreement including, without limitation, assuming authority for the management of the day-to-day operations of the Business. For all purposes under this Agreement, William L. Sanders shall be the representative of the Manager and the Company may rely upon instructions given by Mr. Sanders. From time to time Mr. Sanders may delegate such authority to other members of the Manager’s senior executive management; provided that Mr. Sanders shall provide the Company with written notice of any such delegation. The Company’s CFO shall be the primary individual to whom the Manager’s instructions are communicated. However, this does not preclude the Manager from communicating with other employees or members of the Board of Directors of the Company. The Manager is authorized to direct the payment of the Company’s financial obligations when necessary to continue the operation of the Business in the ordinary course of business, consistent with recent practices, including payments to vendors, landlords and employees. For the avoidance of doubt, the Manager is in any event authorized to direct payments to avoid defaults, acceleration of indebtedness or the institution of litigation.

(b) Compliance with Applicable Law. The Manager shall operate the Business materially in compliance with Applicable Law and in the ordinary course of the Company’s business. However, the Manager does not undertake the responsibility to cure existing violations, if any, of Applicable Law at the commencement of the term of this Agreement nor is it responsible for the legal effects of continuing to operate the Business consistent with past practices, in the event such practices violate Applicable Law.

(c) Company Permits. The Manager shall maintain, in the name of and at the expense of the Company and/or its Subsidiaries, the Company Permits. The Company shall, and the Company shall cause its Subsidiaries to, cooperate with the Manager in maintaining such Company Permits.

(d) Deposit and Disbursement of Funds. The Manager shall, as agent for the Company and its Subsidiaries, deposit in the Company’s bank accounts all receipts and monies, that it receives, arising from the operation of the Business or otherwise received by the Manager on behalf of the Business, and shall direct that disbursements be made from the accounts on behalf of the Company and its Subsidiaries in such amounts and at such times as the same are required, including without limitation, for repayment of any fees, expenses or advances made by or due to the Manager. The Company shall obtain the prior written approval of the Manager as to the amounts on all checks in excess of $ 10,000, and the signatories on all such checks shall include one or more Company employees approved by the Manager. Notwithstanding the foregoing, Manager’s approval shall not be required for payment of rent, payroll or commissions to producers (consistent with existing Company policies) and fees to the Company’s legal counsel (in an amount not to exceed $15,000 per week). Manager agrees to comply with the provisions of the Financing Agreement, including the requirement for the deposit of all collected funds in the lockbox. Manager shall not take any actions that would result in the Company’s inability to meet the covenants contained in the Financing Agreement.

(e) Collection of Accounts. Pursuant to the collection policies established from time to time by the Company in consultation with the Manager, the Manager shall supervise and direct the collection of all accounts due to the Company.

(f) Legal Actions. The Manager shall not be required to manage the defense and/or prosecution of any litigation to which the Company or any of its Subsidiaries is a party, all such matters to be referred to and handled by the Company’s counsel. Notwithstanding the above, the Manager shall have the right to approve all litigation-related settlements.

(g) No Requirement for the Manager Advances. Except as otherwise agreed to in writing by the Manager, under no circumstances shall the Manager be required to fund any operations or cash shortfalls of the Business.

SECTION 4. Contracts and Purchases. The Manager may, in the name of and for the account of the Company and its Subsidiaries, (a) cause the purchase of necessary supplies and services in the name of the Company and its Subsidiaries and (b) negotiate and cause the Company to enter into such agreements as it may deem necessary or advisable, for the maintenance and operation of the Business in the ordinary course. The Company shall not enter into any contract that would be a Material Contract under the Merger Agreement without the written approval of the Manager.

SECTION 5. SEC Filings, Tax Filings and Other Regulatory Filings. All filings with the United States Securities and Exchange Commission, the Internal Revenue Service and with any other regulatory bodies shall be the sole responsibility of the Company and shall be made at the Company’s expense. The Manager shall have the right to review all such filings prior to such filings being made. The Company shall be responsible for making tax payments (whether state, local or federal) when due and for state, local and federal tax law compliance.

SECTION 6. Company’s Budget. The Company’s existing budget delivered to the Manager shall serve as a base of reference for the operation of the Business during the term of this Agreement, but, subject to the other provisions hereof, shall in no way limit the Manager’s authority for the management of the operations of the Business during the term of this Agreement.

SECTION 7. Accounting Records. The Company shall continue to direct, and maintain the operation of the financial accounting and related accounting system of the Business. The Company shall consult the Manager on all material accounting issues, but the resolution of any issues relating to the Company’s external financial accounting reporting requirements shall be the sole decision of the Company.

SECTION 8. SEC Compliance. The Company shall cause its personnel (who at the relevant time hold the relevant Company office) to make all required certifications (including without limitation certifications required pursuant to the Sarbanes-Oxley Act) related to SEC filings or those with any securities exchange (including the Nasdaq Stock Market). Manager will provide written assurances that it is not aware of any material inaccuracy in any proposed filing with the SEC or any securities exchange, if required.

SECTION 9. Company Cooperation. The Company acknowledges that its good faith cooperation is critical to the ability of the Manager to perform its duties under this Agreement successfully and efficiently. Accordingly, the Company agrees to cooperate fully with the Manager (including related to integration activities) and to at all times grant to the Manager (and its authorized representatives) unrestricted access to all employees, books, records and properties of the Company and its subsidiaries. The Company shall cooperate with the Manager in developing and implementing a comprehensive communications plan relating to integration, and shall fully cooperate with the Manager in connection with any integration activities relating to the Merger. Any failure to grant such full and unrestricted access and cooperation shall be a material breach of this Agreement. Notwithstanding the foregoing, Manager shall not have the right to attend meetings of the Board of Directors of the Company or its committees, nor have access to proceedings of the Company’s Board of Directors or its committees, nor shall it have access to records or other information relating to legal advice provided to the Company or attorney client privileged records or information related to this Agreement, the Merger Agreement or relations with the Manager. In the event this Agreement is terminated by the Company (except pursuant to a material breach of this Agreement by Parent or unless the Merger Agreement is terminated), this Section 9 shall survive termination of this Agreement.

SECTION 10. Insurance. Throughout the term of this Agreement, the Company shall secure and maintain the insurance policies at the expense of the Company, as are reasonably acceptable to the Manager. The parties agree that the insurance policies listed on Exhibit A are deemed adequate so long as such policies are maintained in full force at limits of liability equal to or greater than the limits obtained when the policies were procured in August, 2003.

SECTION 11. Additional Named Insured. To the extent practicable, the Company agrees to use commercially reasonable efforts to include the Manager and its agents, employees, affiliates, officers and directors as additional named insureds.

SECTION 12. Personnel.

(a) The Company hereby authorizes the Manager to recruit, hire, train, promote, assign, set the compensation level and discharge all personnel of the Company and its Subsidiaries as the Manager shall deem necessary, appropriate or convenient for the operation and management of the Business. All such employees shall be employees of, and shall be carried on the payroll of, the Company or its Subsidiaries and shall not be employees of the Manager. Any severance due related to any termination shall be at the Company’s expense.

(b) Notwithstanding the provisions of Section 12(a): (i) Manager may not make any material change in the compensation and benefit policies and programs of the Company and its Subsidiaries; (ii) Manager may not amend any existing employment agreements; (iii) in the event that Manager terminates any individuals who have existing employment agreements with the Company providing for severance or change in control benefits, such termination shall be deemed to be a termination without cause in connection with a change in control and shall entitle the individual so terminated to immediate payment of benefits under the applicable agreement (subject to clause (iv) below); and (iv) to the extent that Manager terminates any individuals who have employment agreements, Manager acknowledges that the Company’s cash flow budget may not include sufficient liquidity for the payment of such items prior to completion of the Merger and accordingly will not terminate such individuals unless Manager obtains the agreement of such individuals that payment shall be made to such individuals at the Closing or at a time subsequent to the Closing. Manager shall not direct terminations that would require payments under the WARN Act and applicable similar state statutes, except to the extent such payments are payable at the Closing or subsequent to the Closing.

SECTION 13. Certain Restrictions on Actions by the Manager. The following restrictions are designed to protect against potential conflicts of interest or disputes during the term of this Agreement prior to the completion of the Merger.

(a) Except for arrangements which shall not take effect until the time of the Closing. Manager shall not have the right to employ, at the Company’s expense, any person who has been in the employ of Manager or its subsidiaries within the past 30 days, without the prior written consent of the Special Committee of the Board of Directors of the Company.

(b) Manager shall not take any action with respect to the Business that would have the effect of transferring revenue from the Company and its Subsidiaries to Manager or transferring expenses of the Manager to the Company, except as specifically provided herein, without the prior written consent of the Special Committee of the Board of Directors of the Company.

(c) Manager will not take any action or omit to take any action that the Company is not permitted to take or omit to take under the provisions of Section 4.1(a) of the Merger Agreement, without the prior written consent of the Special Committee of the Board of Directors of the Company.

(d) Manager shall not hire any employee of the Company and its Subsidiaries who has been terminated by Manager for a period of one year following such termination of employment without the prior written consent of the Special Committee of the Company’s Board of Directors.

SECTION 14. Management Fee. In consideration of its services hereunder, the Manager shall receive, for each month or portion thereof that this Agreement is in effect, a management fee of $100,000 per month, which shall be payable quarterly, beginning on July 1, 2004.

SECTION 15. Term and Termination

(a) Term of Agreement. The term of this Agreement shall commence on the date of this Agreement first above written and expire at the earlier of the Effective Time (as such term is defined in the Merger Agreement) or as set forth below. The right to terminate this Agreement for material breach is subject to the provisions of Section 25 of this Agreement.

(b) Termination of Agreement by the Company. The Company shall have the right to terminate this Agreement at any time. Except as set forth below, such a termination shall be a default under the Merger Agreement, which shall give the Manager the immediate right to terminate the Merger Agreement, without any further liability from Parent to the Company. In addition to the remedies provided for in the Merger Agreement, all amounts due to the Manager under this Agreement shall be accelerated and shall be payable on the next business day following termination and all other indebtedness from the Company to the Manager shall also become immediately due and payable at such time. Notwithstanding the above, if the Manager is in material breach of its obligations under this Agreement and such breach is not remedied within fifteen business days of written notice to the Manager, the Company may terminate this Agreement without further liability under this Agreement.

(c) Termination of Agreement by the Manager. In the event of a material breach by the Company of its obligations under this Agreement that has not been cured within five business days (one business day in the case of an alleged breach of the Company’s obligations under Section 9 of this Agreement) of written notice to the Company, the Manager may immediately terminate this Agreement (subject to Section 25 of this Agreement). Such a termination shall be a Company default under the Merger Agreement, which shall give the Manager the immediate right to terminate the Merger Agreement, without any further liability to the Company. In addition to the remedies provided for in the Merger Agreement, all amounts due to the Manager under this Agreement shall be accelerated and shall be payable on the next business day and all other indebtedness from the Company to the Manager shall also become immediately due and payable at such time.

(d) Expenses. The Company shall be responsible for all reasonable documented travel, lodging and out-of-pocket expenses of the Manager’s employees incurred in connection with performance by the Manager of its services under this Agreement, as well as for all promotional expenditures, including without limitation, expenses relating to travel by the Company’s employees on incentive trips (including the planned incentive trip to Cabo San Lucas).

SECTION 16. Indemnification/Non-Assumption of Liabilities.

(a) Indemnification. In connection with the engagement of the Manager, the Company shall indemnify and hold harmless the Manager, its affiliated companies, and each of the Manager’s and such affiliated companies’ respective officers, directors, agents, employees, and controlling persons (within the meaning of each of Section 20 of the Securities Exchange Act of 1934 and Section 15 of the Securities Act of 1933) (each of the forgoing, including the Manager, being hereinafter referred to as an “Indemnified Person”) to the fullest extent permitted by law from and against any and all losses, claims, damages, expenses (including reasonable fees, disbursements, and other charges of counsel), with respect to any actions (including actions brought by the Company or its Subsidiaries or the Company’s equity holders or derivative actions brought by any person claiming through the Company or in the Company’s name), proceedings, arbitrations or investigations (whether formal or informal), or threats thereof (all of the foregoing being referred to as “Liabilities”), based upon, relating to, or arising out of such engagement or any Indemnified Person’s role therein; provided however that the Company shall not be liable under this Section 16 to the extent that it is finally judicially determined, or expressly stated in an arbitration award, that such Liabilities resulted primarily from the willful misconduct or gross negligence of the Indemnified Person seeking indemnification. If multiple claims are brought against any Indemnified Person in an arbitration or other proceeding and at least one such claim is based upon, relates to, or arises out of the engagement of the Manager by the Company or any Indemnified Person’s role, the Company agrees that any award, judgment, and other Liabilities resulting therefrom shall be deemed conclusively to be based on, relate to, or arise out of the engagement of the Manager by the Company or any Indemnified Person’s role, except to the extent that such award or judgment expressly states that the award or judgment, or any portion thereof, is based primarily upon, relates to, or arises out of other matters for which indemnification is not available hereunder. No indemnification under this Agreement shall be available with respect to claims asserting liability related to the registration statement on Form S-4.

(b) Advancement of Expenses. In connection with the Company’s obligation to indemnify for expenses as set forth above, the Company further agrees to reimburse each Indemnified Person for all such expenses (including reasonable fees, disbursements, and other charges of counsel) as they are incurred by such Indemnified Person; provided, however, that if an Indemnified Person is reimbursed hereunder for any expenses, the amount so paid shall be refunded if and to the extent it is finally judicially determined, or expressly stated in an arbitration award, that the Liabilities in question resulted primarily from the willful misconduct or gross negligence of such Indemnified Person. The provisions of this clause shall not apply to actions between the Company and Manager for alleged breaches of this Agreement.

(c) Limitation of Liability. The Company hereby agrees that neither the Manager nor any other Indemnified Person shall have any liability to the Company (or anyone claiming through the Company or in the Company’s name) in connection with the Manager’s engagement by the Company except (a) that the Manager shall be liable to the Company for any liabilities relating to any breach of this Agreement by the Manager, and (b) the Manager and such Indemnified Person shall be individually liable to the Company for any liabilities relating to such person’s own respective willful misconduct or gross negligence.

(d) Indemnification Procedures. As promptly as practicable after the Manager receives notice of the commencement of any action or other proceeding in respect of which indemnification or reimbursement may be sought under this Section 16, the Manager will promptly notify the Company thereof; but the omission so to notify the Company shall not relieve the Company from any obligation under this Section 16 unless, and only to the extent that, such omission results in the Company’s forfeiture of substantive rights or defenses. If any such action or other proceeding shall be brought against any Indemnified Person, the Company shall, upon written notice given reasonably promptly following the Manager’s notice to the Company of such action or proceeding, be entitled to assume the defense thereof at the Company’s expense with counsel chosen by the Company and reasonably satisfactory to such Indemnified Person; provided however, that any Indemnified Person may, at its own expense retain separate counsel to participate in such defense. Notwithstanding the foregoing, such Indemnified Person shall have the right to employ separate counsel at the Company’s expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such Indemnified Person, (a) there are or may be legal defenses available to such Indemnified Person or to other Indemnified Persons that are different from or additional to those available to the Company, or (b) a difference of position or potential difference of position exists between the Company and such Indemnified Person that would make such separate representation advisable; provided however, that in no event shall the Company be required to pay fees and expenses under this indemnity for more than one firm of attorneys (in addition to local counsel) in any jurisdiction in any individual legal action or group of related legal actions. The Company agrees that it will not, without the prior written consent of the Manager, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, or proceeding relating to the matters contemplated by the Manager’s engagement (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, or consent includes an unconditional release of the Manager and each other Indemnified Person from all liability arising or that may arise out of such claim, action, or proceeding.

(e) Contribution. If the indemnification of an Indemnified Person provided for under this Section 16 is finally judicially determined by a court of competent jurisdiction to be unenforceable, then the Company agrees, in lieu of indemnifying such Indemnified Person, to contribute to the amount paid or payable by such Indemnified Person as a result of such Liabilities in such proportion as is appropriate to reflect the relative benefits received, or sought to be received, by the Company on the one hand and by the Manager on the other from the transactions under this Agreement in connection with which the Manager has been engaged. If the allocation provided in the preceding sentence is not permitted by Applicable Law, then the Company agrees to contribute to the amount paid or payable by such Indemnified Person as a result of such Liabilities in such proportion as is appropriate to reflect not only the relative benefits referred to in such preceding sentence but also the relative fault of the Company and of such Indemnified Person.

(f) No Assumption of Liabilities. The Manager shall not by entering into and performing this Agreement become liable for, and the Company shall indemnify, defend and hold harmless the Manager against, any existing or future obligations, liabilities or debts of the Business or the Company or any of its Subsidiaries.

(g) Rights Not Exclusive; Survival of Obligations. The rights afforded to Indemnified Persons under this Section 16 shall be in addition to any rights that any Indemnified Person may have at common law, by separate agreement or otherwise. The provisions of this Section 16 shall remain in effect indefinitely, notwithstanding any termination of the Manager’s engagement under this Agreement.

SECTION 17. Representations of the Company and Company Subsidiaries. The Company represents and warrants that this Agreement has been duly authorized, executed, and delivered by the Company and represents the legal, valid, and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors’ rights generally.

SECTION 18. Representations of the Manager. The Manager represents this Agreement has been duly authorized, executed, and delivered by the Manager and represents the legal, valid, and binding agreement of the Manager and is enforceable against the Manager in accordance with its terms, except as enforceability may be limited by applicable equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws from time to time in effect affecting the enforcement of creditors’ rights generally.

SECTION 19. Confidential Information. Manager will have access to confidential information of the Company and its Subsidiaries in the performance of its duties hereunder. Manager agrees to maintain such information in confidence and not disclose or use such information for any purpose, except the performance of its duties hereunder, except to the extent such information is generally available to the public other than as a result of a breach of this Agreement by Manager.

SECTION 20. Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, sent by facsimile, sent by nationally-recognized overnight courier to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of facsimile, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), and (c) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent:

If to the Manager:	1001 East Palm Avenue Tampa, Florida 33605 Facsimile: (813) 552-2970 Attention: William L. Sanders

with a copy to:	Holland & Knight LLP 100 North Tampa Street, Suite 4100 Facsimile: (813) 229-0134 Attention: Robert J. Grammig

If to the Company:	Hall, Kinion & Associates, Inc. 75 Rowland Way, Suite 200 Novato, California 94945 Facsimile: (415) 878-0138 Attention: Martin A. Kropelnicki

with a copy to:	Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, California 94304 Facsimile: (650) 849-5333 Attention: Lawrence Calof

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

SECTION 21. Modification and Changes. This Agreement may not be changed or modified except by another agreement in writing which is executed by the parties to this Agreement.

SECTION 22. Entire Agreement; Assignment. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior and contemporaneous agreements and understandings both written and oral between the parties with respect to the subject matter hereof.

SECTION 23. Validity. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

SECTION 24. Governing Law.

This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the state of Delaware without regard to the conflict of law principles thereof.

SECTION 25. Resolution of Disputes Regarding Compliance With This Agreement.

The parties recognize that there may be disputes regarding compliance with the terms of this Agreement and desire to agree upon an expeditious process to resolve disputes by adjudication rather than through threats of termination of this Agreement and the Merger Agreement. Accordingly, the parties hereby agree to appoint Gregory P. Williams, Esq. (or his designee) of the firm of Richards, Layton & Finger in Wilmington, Delaware to resolve any disputes regarding compliance with this Agreement (the “Adjudicator”). No party may terminate this Agreement for an alleged breach hereof unless the Adjudicator has ruled that a material breach of this Agreement has occurred. In the event a party (the “Charging Party”) believes that a material breach has occurred, it shall provide written notice to the other party and the Adjudicator describing in reasonable detail the reasons it believes a material breach has occurred (the “Charging Party Notice”). The other party (the “Responding Party”) shall, within five business days of receipt of a Charging Party Notice (within one business day relating to an alleged breach of Section 9 of this Agreement), provide a written response (the “Responding Party Notice”) to the Charging Party and the Adjudicator describing in detail the reasons it believes that no material breach has occurred. Failure to provide a Responding Party Notice within the specified time period shall constitute acceptance of the Charging Party claims of material breach. The Adjudicator shall resolve all claims of alleged breach and the decision of the Adjudicator shall be conclusive, final and binding upon the parties hereto and shall not be subject to appeal or other court review. The Adjudicator shall use best efforts to provide a written ruling on all claims within five business days of receipt of the Responding Party Notice (within two business days relating to alleged breach of Section 9 of this Agreement). The Adjudicator shall have the right to require further information from either or both of the parties and to base its decision on the written record or may require oral testimony from one or both of the parties. The parties shall not be entitled to a formal hearing by the Adjudicator. The parties shall each bear 50% of the costs of the Adjudicator. Any disputes arising out of Section 9 of this Agreement, after termination of this Agreement shall continue to be governed by this Section 25.

SECTION 26 Descriptive Headings. The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

SECTION 27 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided herein, nothing in this Agreement is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement nor shall any such person be entitled to assert any claim hereunder. In no event shall this Agreement constitute a third party beneficiary contract.

SECTION 28 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

MANAGER:
KFORCE INC., a Florida corporation
By:	/S/ DAVID L. DUNKEL
Name:	David L. Dunkel
Title:	CEO

COMPANY:
HALL, KINION & ASSOCIATES, INC., a Delaware corporation
By:	/S/ BRENDA RHODES
Name:	Brenda Rhodes
Title:	CEO

Exhibit A

HALL KINION INSURANCE POLICIES

Coverage	Company	Policy Period

Worldwide Package (Property, GL, Foreign Package, Automobile)	Atlantic Mutual Insurance	08/01/03-04

Umbrella Liability	Atlantic Mutual Insurance	08/01/03-04

Workers’ Compensation	American Home Insurance Company	08/01/03-04

Errors & Omissions and Employment Practices Liability	Executive Risk Indemnity, Inc.	08/01/03-04

Crime	Executive Risk Indemnity, Inc.	08/01/03-04

Fiduciary	National Union Fire Insurance Company	08/01/03-04

Directors & Officers Liability	XL Insurance Company	08/05/03-04

EXHIBIT C

CERTIFICATE OF MERGER

OF

NOVATO ACQUISITION CORPORATION

(A DELAWARE CORPORATION)

WITH AND INTO

HALL, KINION & ASSOCIATES, INC.

(A DELAWARE CORPORATION)

UNDER SECTION 251 OF THE GENERAL

CORPORATION LAW OF THE STATE OF DELAWARE

The undersigned corporation, Hall, Kinion & Associates, Inc., hereby certifies that:

FIRST: The names and state of incorporation of the constituent corporations are: Novato Acquisition Corporation, a Delaware corporation (the “Disappearing Corporation”), and Hall, Kinion & Associates, Inc., a Delaware corporation (the “Surviving Corporation”).

SECOND: An agreement of merger has been approved, adopted, certified, executed and acknowledged by the Disappearing Corporation and by the Surviving Corporation in accordance with the provisions of Section 251 of the General Corporation Law of the State of Delaware.

THIRD: The name of the surviving corporation is Hall, Kinion & Associates, Inc.

FOURTH: Upon the effectiveness of the merger, the certificate of incorporation of the Disappearing Corporation, as attached to this Certificate of Merger as Exhibit A, shall be the certificate of incorporation of the Surviving Corporation, until duly amended as provided therein or by applicable law, except that the first provision of the certificate of incorporation of the Disappearing Corporation shall be amended to read: “The name of the corporation (hereinafter called this “Corporation”) is “Hall, Kinion & Associates, Inc.”

FIFTH: The executed agreement of merger is on file at the principal place of business of the Surviving Corporation at 75 Rowland Way, Suite 200, Novato, California 94945.

SIXTH: A copy of the agreement of merger will be furnished by the Surviving Corporation on request and without cost, to any stockholder of the Disappearing Corporation or the Surviving Corporation.

IN WITNESS WHEREOF, the undersigned has executed and subscribed to this Certificate of Merger on behalf of Hall, Kinion & Associates, Inc. as its authorized officer and affirms, under penalty of perjury, that this Certificate of Merger is the act and deed of such corporation and that the facts stated in this Certificate of Merger are true.

DATED: February             , 2004

HALL, KINION & ASSOCIATES, INC.,

a Delaware corporation

By:

Name:

Title:

EXHIBIT D

FORM OF AFFILIATE AGREEMENT

[Name]

[Address]

                                         , 2004

Kforce Inc.

1001 East Palm Avenue

Tampa, Florida 33605

Gentlemen:

I have been advised that, as of the date of this letter, I may be deemed to be an “affiliate” of Hall, Kinion & Associates, Inc., a Delaware corporation (the “Company”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), although nothing contained in this letter should be construed as an admission of such fact or as a waiver of any rights I may have to object to any claim that I am an affiliate. I have been further advised that, pursuant to the terms of the Agreement and Plan of Merger dated as of December 2, 2003 (the “Merger Agreement”) by and among Kforce Inc., a Florida corporation (the “Parent”), Novato Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Parent (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company (the “Merger”) and that, as a result of the Merger, I am entitled to receive shares of Parent Common Stock (as defined in the Merger Agreement) in exchange for the shares of common stock of the Company owned by me.

I hereby represent, warrant and covenant to the Parent that in the event I receive any Parent Common Stock as a result of the Merger:

a. I shall not make any sale, transfer or other disposition of Parent Common Stock in violation of the Act or the Rules and Regulations.

b. I have carefully read this letter and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Parent Common Stock to the extent I believed necessary with my counsel or counsel for the Company.

c. I have been advised that the issuance of Parent Common Stock to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger will be submitted for a vote of the stockholders of the Company, I may be deemed to have been an affiliate of the Company, I may not sell, transfer or otherwise dispose of Parent Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

d. I understand that the Parent is under no obligation to register the sale, transfer or other disposition of Parent Common Stock by me or on my behalf under the Act.

e. I also understand that stop transfer instructions will be given to Parent’s transfer agent with respect to shares of Parent Common Stock issued to me and that there will be placed on the certificates for such shares of Parent Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933

APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED DECEMBER         , 2003 BETWEEN THE REGISTERED HOLDER HEREOF AND KFORCE INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF KFORCE INC.”

f. I also understand that unless the transfer by me of my Parent Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, the Parent reserves the right to put the following legend on the certificates issued to my transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

g. I agree that if I breach the representations, warranties or covenants contained in this letter, the Parent shall be entitled to the remedy of specific performance of this Agreement and to temporary and permanent injunctive relief to enforce the provisions of this Agreement, without the posting of any bond. This provision with respect to injunctive relief shall not, however, diminish the right of the Parent to any other remedy to which it may be entitled, at law or in equity, in addition to injunctive relief.

It is understood and agreed that the legends set forth in paragraphs (e) and (f) above shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to the Parent a copy of a letter from the staff of the Commission, or, if reasonably requested, an opinion of counsel in form and substance reasonably satisfactory to Parent, to the effect that such legend is not required for purposes of the Act.

Very truly yours,

Name: [                                                 ]

Accepted this              day of                               , 2004

by KFORCE INC.

By:

Name:

Title:

EXHIBIT E

KFORCE INC.

LOCK-UP AGREEMENT

December         , 2003

Kforce Inc.

1001 East Palm Avenue

Tampa, Florida 33605

Gentlemen:

Pursuant to that certain Agreement and Plan of Merger dated as of the date hereof (“Merger Agreement”), by and among Hall, Kinion & Associates, Inc. (“Hall Kinion”), Kforce Inc. (the “Company”) and Novato Acquisition Corporation, shares of the Company’s common stock, par value $.01 per share (subject to adjustment for stock splits, combinations and similar events, the “Shares”) shall be exchanged for common stock of Hall Kinion. In connection with the performance of the Company’s obligations under such Merger Agreement, it is a condition precedent to its performance that the undersigned execute and deliver this letter.

In consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the undersigned hereby agrees and represents to you that for a 90-day period commencing on the Closing Date (as such term is defined in the Merger Agreement), the undersigned will not, without prior written consent of the Company, sell or otherwise dispose of any Shares. Following the expiration of such 90-day period, the undersigned shall not, without prior written consent of the Company, sell or otherwise dispose of more than 40,000 Shares per trading day for an additional period of 90 days.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-up Agreement. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and permitted assigns of the undersigned.

Executed as of the date first above written.

Very truly yours,

By:

EXHIBIT F

KFORCE INC.

LOCK-UP AGREEMENT

December         , 2003

Kforce Inc.

1001 East Palm Avenue

Tampa, Florida 33605

Gentlemen:

Pursuant to that certain Agreement and Plan of Merger dated as of the date hereof (“Merger Agreement”), by and among Hall, Kinion & Associates, Inc. (“Hall Kinion”), Kforce Inc. (the “Company”) and Novato Acquisition Corporation, shares of the Company’s common stock, par value $.01 per share (subject to adjustment for stock splits, combinations and similar events, the “Shares”) shall be exchanged for common stock of Hall Kinion. In connection with the performance of the Company’s obligations under such Merger Agreement, it is a condition precedent to its performance that the undersigned execute and deliver this letter.

In consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the undersigned hereby agrees and represents to you that for a 180-day period commencing on the Closing Date (as such term is defined in the Merger Agreement), the undersigned will not, without prior written consent of the Company, sell or otherwise dispose of more than 40,000 Shares per trading day during such 180-day period.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-up Agreement. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and permitted assigns of the undersigned.

Executed as of the date first above written.

Very truly yours,

By:

Exhibit G

Employees and officers of the Company and Parent with “knowledge”

Employees and Officers of the Company

Brenda C. Rhodes

Martin A. Kropelnicki

Jeffrey A. Evans

Rita S. Hazell

David Healey

Norma Navarro

Chris Egizi

Jeffrey Neal

Naren Kini

Roger Iris

Fred Herrera

Robert Stevenson

Employees and Officers of Parent

David L. Dunkel

William L. Sanders

Howard W. Sutter

Joseph J. Liberatore

Derrell E. Hunter

ANNEX A

Stockholders of the Company that executed Voting Agreements

Jeffrey A. Evans

Herbert I. Finkelman

Rita S. Hazell

Todd J. Kinion

Martin A. Kropelnicki

Brenda C. Rhodes

Jon H. Rowberry

Jack F. Jenkins-Stark

Michael S. Stein

ANNEX B

OPINION OF HALL KINION’S FINANCIAL ADVISOR

April 5, 2004

Board of Directors

Hall Kinion & Associates, Inc.

75 Rowland Way, Suite 200

Novato, CA 94945

Ladies and Gentlemen:

Hall Kinion & Associates, Inc. (the “Company”) proposes to enter into an Amended and Restated Agreement and Plan of Merger (the “Agreement”) with Kforce, Inc. (“Parent”) and Novato Acquisition Corporation, a wholly owned subsidiary of Parent (“Sub”). Pursuant to the Agreement, at the Effective Time (as defined in the Agreement), Sub will be merged with and into the Company (the “Merger”) and each issued and outstanding share of the Company’s common stock, $0.001 par value per share (“Company Common Stock”), other than shares held by Parent or Sub, will be converted into the right to receive the number of shares of Parent’s common stock, $0.01 par value per share (“Parent Common Stock”), equal to the Exchange Ratio. The “Exchange Ratio” means 0.45 of one fully paid and nonassessable share of Parent Common Stock, subject to the collar mechanism as detailed in the Agreement.

In connection with your consideration of the Merger, you have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates) of the Exchange Ratio.

As part of our investment banking business, Robert W. Baird & Co. Incorporated (“Baird”), is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

In conducting our investigation and analysis and in arriving at our opinion herein, we have reviewed such information and taken into account such financial and economic factors as we have deemed relevant under the circumstances. In that connection, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including forecasts provided by the Company’s senior management (the “Forecasts”), concerning the business and operations of the Company furnished to us for purposes of our analysis, as well as publicly available information including but not limited to the Company’s recent filings with the Securities and Exchange Commission (the “SEC”) and equity analyst research reports prepared by various investment banking firms including Baird; (ii) reviewed certain internal information, primarily financial in nature, concerning the business and operations of Parent furnished to us for our analysis, as well as publicly available information including but not limited to Parent’s recent filings with the SEC and equity research reports prepared by various investment banking firms including Baird; (iii) reviewed the Agreement in the form presented to the Company’s Board of Directors; (iv) compared the historical market prices and trading activity of Company Common Stock and Parent Common Stock with those of certain other publicly traded companies we deemed relevant; (v) compared the financial position and operating results of the Company and Parent with those of other publicly traded companies we deemed relevant; (vi) compared the proposed financial terms of the Merger with the financial terms of certain other business combinations we deemed relevant; and (vii) reviewed certain potential pro forma effects of the Merger. We have held discussions with members of the senior management of the Company and of Parent concerning the Company’s and Parent’s historical and current financial condition and operating results, as well as the future prospects of the Company and Parent, respectively. In connection with our engagement for delivery of this opinion, we were not requested to, and we did not, solicit third party indications of interest in acquiring all or any part of the Company. We have also considered such other information, financial studies, analysis and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company and Parent. We have not been engaged to independently verify any such information, and we have assumed that neither the Company nor Parent is aware of any information prepared by it or its advisors that might be material to our opinion that has not been provided to us. We have assumed, with your consent, (i) that all material assets and liabilities (contingent or otherwise, known or unknown) of the Company and Parent are as set forth in their respective financial statements, (ii) the financial statements of the Company and Parent provided to us present fairly the results of operations, cash flows and financial condition of the Company and Parent, respectively, for the periods indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts for the Company were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the future performance of the Company, and we have relied upon such Forecasts in the preparation of this opinion; (iv) the Merger will be consummated in accordance with the terms of the Agreement without any amendment thereto and without waiver by any party of any of the conditions to their respective obligations thereunder; (v) in all respects material to our analysis, the representations and warranties contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements it is required to perform under the Agreement; (vi) all material corporate, governmental, regulatory or other consents and approvals required to consummate the Merger have been or will be obtained; and (vii) the Merger will be treated as a tax-free reorganization for federal income tax purposes. At your direction, we have relied on a certain published research analyst report prepared by a major investment banking firm for estimates of Parent’s projected financial performance. Also at your direction, we have not considered any expenses relating to the Merger. In conducting our review, we have not undertaken nor obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent nor have we made a physical inspection of the properties or facilities of the Company or Parent. In each case we have made the assumptions above with your consent.

Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. Furthermore, we express no opinion as to the prices or trading ranges at which the Company’s or Parent’s securities will trade following the date hereof.

Our opinion has been prepared at the request and for the information of the Board of Directors of the Company, and shall not be used for any other purpose or disclosed to any other party without the prior written consent of Baird; provided, however, that this letter may be reproduced in full in the Proxy Statement/Prospectus to be provided to the Company’s shareholders in connection with the Merger. This opinion does not address the relative merits of: (i) the Merger, the Agreement or any agreement or other matters provided for or contemplated by the Agreement; (ii) any other transactions that may be or might have been available as an alternative to the Merger; or (iii) the Merger compared to any other potential alternative transactions or business strategies considered by the Company’s Board of Directors and, accordingly, we have relied upon our discussions with the senior management of the Company with respect to the availability and consequences of any alternatives to the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote with respect to the Merger. We will receive a fee for rendering this opinion. In the past, Baird has performed investment banking services for the Company, including acting as lead manager for the Company’s 1997 initial public offering of Company Common Stock, acting as lead manager for the Company’s secondary common stock offering in 2000 and acting as financial adviser in the Company’s acquisition of OnStaff, Inc. in 2002, for which we received our customary compensation.

We are a full services securities firm. As such, in the ordinary course of our business, we may from time to time trade the securities of the Company or Parent for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities. Our firm may also prepare equity analyst research reports from time to time regarding the Company or Parent.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates).

Very truly yours,

/s/    ROBERT W. BAIRD & CO. INCORPORATED

PART II:

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Kforce is a Florida corporation. The Florida Business Corporation Act, as amended (the “Florida Act”), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his conduct was unlawful. In the case of proceedings by or in the right of the corporation, the Florida Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceedings, including any appeal thereof, provided that such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the Florida Act provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of the action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Act or the corporation’s articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. Article V of our bylaws provides that we shall indemnify any director, officer, employee or agent or any former director, officer, employee or agent to the fullest extent permitted by Florida law. Kforce has purchased insurance with respect to, among other things, any liabilities that may arise under the statutory provisions referred to above.

The merger agreement provides that Kforce will indemnify and hold harmless, and advance expenses to all directors and officers of Hall Kinion any and all losses, claims, damages or liabilities arising out of or in connection with such person being an officer or director of Hall Kinion or any of its subsidiaries or in connection with the merger agreement or the transactions contemplated thereby. The surviving corporation will fulfill and honor all outstanding indemnification agreements between Hall Kinion and its officers and directors and any indemnification provisions under Hall Kinion’s certificate of incorporation or bylaws.

In addition, Hall Kinion will purchase at or prior to the effective time, a directors’ and officers’ insurance policy covering those Hall Kinion directors and officers covered by Hall Kinion’s existing insurance coverage, provided that the total cost of such insurance policy may not exceed $1.0 million.

Item 21.    Exhibits and Financial Statement Schedules

(a) Exhibits.

The following is a complete list of Exhibits filed as part of the Registration Statement, which are incorporated herein:

Exhibit Number	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of April 5, 2004, by and among the Registrant, Novato Acquisition Corporation and Hall, Kinion & Associates, Inc. and Exhibits thereto (included as Annex A to the proxy statement/prospectus which constitutes a part of this Registration Statement).

3.1	Amended and Restated Articles of Incorporation, filed with the Florida Secretary of State on September 2, 1994 (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 33-91738) filed May 9, 1996).

*3.2	Articles of Amendment to Articles of Incorporation, filed with the Florida Secretary of State on September 2, 1994.

*3.3	Articles of Amendment to Articles of Incorporation, filed with the Florida Secretary of State on June 27, 1997.

*3.4	Articles of Amendment to Articles of Incorporation, filed with the Florida Secretary of State on April 20, 1998.

3.5	Articles of Amendment to Articles of Incorporation, filed with the Florida Secretary of State on May 12, 2000 (incorporated by reference to the Registrant’s Form 8-K, filed May 17, 2000).

3.6	Articles of Amendment to Articles of Incorporation, filed with the Florida Secretary of State on June 20, 2001 (incorporated by reference to the Registrant’s Annual Report on Form 10-K (File No. 000-26058) filed March 29, 2002).

3.7	Amended and Restated Bylaws (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 33-91738) filed May 9, 1996).

*3.8	Amendment to the Amended & Restated Bylaws.

4.1	Form of Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 (File Number 33-91738)).

4.2	Rights Agreement, dated October 28, 1998, between Romac International, Inc. and State Street Bank and Trust Company as Rights Agent (incorporated by reference to the Registrant’s Current Report on Form 8-K (File No. 000-26058), filed October 29, 1998).

4.3	Amendment to Rights Agreement dated as of October 24, 2000 (incorporated by reference to the Registrant’s Current Report on Form 8-K (File No. 000-26058), filed on November 3, 2000.)

*5.1	Opinion of Holland & Knight LLP as to the legality of the securities being registered.

8.1	Opinion of Holland & Knight LLP as to tax matters.

8.2	Opinion of Gibson, Dunn & Crutcher LLP as to tax matters.

10.1	Form of Voting Agreement, dated as of December 2, 2003, by and between the Registrant and certain stockholders of Hall, Kinion & Associates, Inc. (included as part of Annex A to the proxy statement/prospectus which constitutes a part of this Registration Statement).

10.2	Termination of Employment Agreement with Brenda C. Rhodes, dated December 10, 2003.

10.3	Termination of Offer Letter with Martin A. Kropelnicki, dated December 10, 2003.

10.4	Termination of Offer Letter with David Healey, dated December 10, 2003.

10.5	Termination of Offer Letter with Rita Hazell, dated December 31, 2003.

10.6	Supplement to Letter Agreement with Brenda C. Rhodes, dated December 31, 2003.

10.7	Management Agreement, dated as of April 5, 2004, between the Registrant and Hall, Kinion & Associates, Inc. (included as Exhibit B to Annex A to the proxy statement/prospectus which constitutes a part of this Registration Statement).

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Holland & Knight LLP (included in Exhibit 5.1 hereof).

23.4	Consent of Holland & Knight LLP re tax opinion (included in Exhibit 8.1 hereof).

23.5	Consent of Gibson, Dunn & Crutcher LLP re tax opinion (included in Exhibit 8.2 hereof).

*24.1	Power of attorney.

99.1	Consent of Robert W. Baird & Co. Incorporated.

99.2	Form of proxy of Hall, Kinion & Associates, Inc.

*	Previously filed.

(b) Financial Statement Schedules.

Not applicable.

Item 22.    Undertakings

The undersigned Registrant hereby undertakes:

That for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

That every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Tampa, Florida, on this 12th day of April, 2004.

KFORCE INC.

By:	/s/ DERRELL E. HUNTER

Derrell E. Hunter Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, this Amendment No. 2 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* David L. Dunkel	Chairman of the Board, Director and Chief Executive Officer	April 12, 2004

/s/ DERRELL E. HUNTER Derrell E. Hunter	Chief Financial Officer	April 12, 2004

* Howard W. Sutter	Director and Vice President	April 12, 2004

* David M. Kelly	Chief Accounting Officer	April 12, 2004

* John N. Allred	Director	April 12, 2004

W. R. Carey, Jr.	Director	April 12, 2004

* Richard M. Cocchiaro	Director	April 12, 2004

* Mark F. Furlong	Director	April 12, 2004

* Todd W. Mansfield	Director	April 12, 2004

* Elaine D. Rosen	Director	April 12, 2004

* Ralph E. Struzziero	Director	April 12, 2004

A. Gordon Tunstall	Director	April 12, 2004

*By:	/s/ DERRELL E. HUNTER

Derrell E. Hunter Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

2.1	Amended and Restated Agreement and Plan of Merger, dated as of April 5, 2004, by and between the Registrant, Novato Acquisition Corporation and Hall, Kinion & Associates, Inc. and exhibits thereto (included as Annex A to the proxy statement/prospectus which constitutes a part of this Registration Statement).

3.1	Amended and Restated Articles of Incorporation, filed with the Florida Secretary of State on September 2, 1994 (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 33-91738) filed May 9, 1996).

*3.2	Articles of Amendment to Articles of Incorporation, filed with the Florida Secretary of State on September 2, 1994.

*3.3	Articles of Amendment to Articles of Incorporation, filed with the Florida Secretary of State on June 27, 1997.

*3.4	Articles of Amendment to Articles of Incorporation, filed with the Florida Secretary of State on April 20, 1998.

3.5	Articles of Amendment to Articles of Incorporation, filed with the Florida Secretary of State on May 12, 2000 (incorporated by reference to the Registrant’s Form 8-K, filed May 17, 2000).

3.6	Articles of Amendment to Articles of Incorporation, filed with the Florida Secretary of State on June 20, 2001 (incorporated by reference to the Registrant’s Annual Report on Form 10-K (File No. 000-26058) filed March 29, 2002).

3.7	Amended and Restated Bylaws (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 33-91738) filed May 9, 1996).

*3.8	Amendment to the Amended and Restated Bylaws.

4.1	Form of Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 (File Number 33-91738)).

4.2	Rights Agreement, dated October 28, 1998, between Romac International, Inc. and State Street Bank and Trust Company as Rights Agent (incorporated by reference to the Registrant’s Current Report on Form 8-K (File No. 000-26058), filed October 29, 1998).

4.3	Amendment to Rights Agreement dated as of October 24, 2000 (incorporated by reference to the Registrant’s Current Report on Form 8-K (File No. 000-26058), filed on November 3, 2000.)

*5.1	Opinion of Holland & Knight LLP as to the legality of the securities being registered.

8.1	Opinion of Holland & Knight LLP as to tax matters.

8.2	Opinion of Gibson, Dunn & Crutcher LLP as to tax matters.

10.1	Form of Voting Agreement, dated as of December 2, 2003, by and between the Registrant and certain stockholders of Hall, Kinion & Associates, Inc. (included as part of Annex A to the proxy statement/prospectus which constitutes a part of this Registration Statement).

10.2	Termination of Employment Agreement with Brenda C. Rhodes, dated December 10, 2003.

10.3	Termination of Offer Letter with Martin A. Kropelnicki, dated December 10, 2003.

10.4	Termination of Offer Letter with David Healey, dated December 10, 2003.

10.5	Termination of Offer Letter with Rita Hazell, dated December 31, 2003.

10.6	Supplement to Letter Agreement with Brenda C. Rhodes, dated December 31, 2003.

10.7	Management Agreement, dated as of April 5, 2004, between the Registrant and Hall, Kinion & Associates, Inc. (included as Exhibit B to Annex A to the proxy statement/prospectus which constitutes a part of this Registration Statement).

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Holland & Knight LLP (included in Exhibit 5.1 hereof).

23.4	Consent of Holland & Knight LLP re tax opinion (included in Exhibit 8.1 hereof).

23.5	Consent of Gibson, Dunn & Crutcher LLP re tax opinion (included in Exhibit 8.2 hereof).

*24.1	Power of attorney.

99.1	Consent of Robert W. Baird & Co. Incorporated.

99.2	Form of proxy of Hall, Kinion & Associates, Inc.

*	Previously filed.